Exhibit 99.1

[AMR Letterhead]

[•], 2011

Dear AMR Stockholder:

We are pleased to inform you that on [•], 2011, the board of directors of AMR Corporation (“AMR”) approved the spin-off of AMR Eagle Holding Corporation (“Eagle”), a wholly-owned subsidiary of AMR, which will be renamed prior to the spin-off. Upon completion of the spin-off, AMR stockholders will own 100% of the outstanding shares of common stock of Eagle, which will operate a regional flight operations business serving American Airlines and a ground handling services business serving American Airlines and other passenger airlines. We believe this separation into two independent, publicly-traded companies is in the best interests of both AMR and Eagle.

The spin-off will be completed by way of a pro rata dividend of Eagle shares held by AMR to our stockholders of record as of 5:00 p.m., New York City time, on [•], 2011, the spin-off record date. AMR stockholders will be entitled to receive one share of Eagle common stock for every [•] shares of AMR common stock they hold on the record date. The dividend will be issued in book-entry form only, which means no physical stock certificates will be issued. No fractional shares of Eagle common stock will be issued. If you would have been entitled to a fractional share of Eagle common stock in the distribution, you will receive the net cash proceeds from the sale of such fractional share instead.

The distribution of Eagle common stock is subject to certain customary conditions. Stockholder approval of the distribution is not required, and you will not need to take any action to receive shares of Eagle common stock.

Immediately following the distribution of Eagle common stock, you will own shares of common stock of both AMR and Eagle. AMR common stock will continue to trade on the New York Stock Exchange under the symbol “AMR.” Eagle intends to list its common stock on the [•] under the symbol “[•].”

We expect the distribution of Eagle common stock to be tax-free to the stockholders of AMR, except with respect to any cash received in respect of fractional shares. The distribution is conditioned on the receipt of a private letter ruling from the Internal Revenue Service and an opinion of counsel, in each case, substantially to the effect that for U.S. Federal income tax purposes the distribution (i) will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended, (ii) will not result in taxable gain or loss to AMR (apart from certain transactions occurring prior to the spin-off) and (iii) will not result in gain or loss to the stockholders of AMR, except to the extent of cash received in respect of fractional shares.

The enclosed Information Statement, which is being mailed to the stockholders of AMR, describes the spin-off and contains important information about Eagle, including its historical consolidated financial statements.

We look forward to your continued support.

Sincerely,

Gerard J. Arpey
Chairman and Chief Executive Officer

[•], 2011

Dear AMR Eagle Holding Corporation Stockholder:

It is my pleasure to welcome you as a stockholder of our company, AMR Eagle Holding Corporation (“Eagle”). We are a leading regional airline that provides both regional flight operations and ground handling services throughout North America.

As an independent, publicly-traded company, we believe we can more effectively focus on our objectives and satisfy the strategic needs of our company. In connection with the distribution of our common stock by AMR, we intend to list our common stock on the [•] under the symbol “[•].”

I invite you to learn more about Eagle by reviewing the enclosed Information Statement. We look forward to your support as a holder of Eagle common stock.

Sincerely,

Daniel P. Garton
President and Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY INFORMATION STATEMENT
SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 2011

INFORMATION STATEMENT

AMR EAGLE HOLDING CORPORATION

4333 Amon Carter Blvd.
Fort Worth, Texas 76155

Common Stock
(par value $0.01)

This Information Statement is being sent to you in connection with the spin-off by AMR Corporation (“AMR”) of its wholly-owned subsidiary, AMR Eagle Holding Corporation (“Eagle”). To effect the spin-off, AMR will distribute all of the shares of Eagle common stock on a pro rata basis to the holders of AMR common stock. It is expected that the distribution of Eagle common stock will be tax-free to AMR stockholders for U.S. Federal income tax purposes, except to the extent of any cash received in respect of fractional shares.

Every [•] shares of AMR common stock outstanding as of 5:00 p.m., New York City time, on [•], 2011, the record date for the distribution, will entitle the holder thereof to receive one share of Eagle common stock. The distribution of shares will be made in book-entry form. AMR will not distribute any fractional shares of Eagle common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution.

The distribution will be effective as of 11:59 p.m., New York City time, on [•], 2011. Immediately after the distribution becomes effective, Eagle will be an independent, publicly-traded company.

No vote or further action of AMR stockholders is required in connection with the distribution. We are not asking you for a proxy and request that you do not send us a proxy. AMR stockholders will not be required to pay any consideration for the shares of Eagle common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their AMR common stock or take any other action in connection with the distribution.

All of the outstanding shares of Eagle common stock are currently owned by AMR. Accordingly, there is no current trading market for Eagle common stock. We expect, however, that a limited trading market for Eagle common stock, commonly known as a “when-issued” trading market, will develop prior to the distribution and continue through the distribution date, and we expect “regular-way” trading of Eagle common stock will begin the first trading day after the distribution date. We intend to list Eagle common stock on the [•] under the symbol “[•].”

This Information Statement was first mailed to AMR stockholders on or about [•], 2011.

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 21 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is [•], 2011.

i

SUMMARY

This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from AMR and the distribution of our common stock by AMR to its stockholders. For a more complete understanding of our business and the separation and distribution, you should read the entire Information Statement carefully, particularly the discussion set forth under “Risk Factors,” and our audited and unaudited historical and pro forma consolidated financial statements and notes to those statements appearing elsewhere in this Information Statement.

Unless the context otherwise requires, references in this Information Statement to (i) “Eagle,” the “Company,” “we,” “our” and “us” refer to AMR Eagle Holding Corporation and its consolidated subsidiaries, after giving effect to the reorganization, separation and distribution and (ii) “AMR” refers to AMR Corporation and its consolidated subsidiaries (other than Eagle), including American Airlines, Inc. (“American”). The transactions that involve transferring, assigning or reallocating the various assets and past and future liabilities and obligations between Eagle and AMR, the recapitalization of Eagle and the cash contribution from AMR to us as further described herein, are referred to as the “reorganization.” The transaction in which AMR will distribute to its stockholders all of the shares of our common stock is referred to as the “distribution.” The transaction in which we will be separated from AMR is referred to as the “separation” or the “spin-off.”

Our Company

We are a leading regional airline that provides both regional flight operations and ground handling services throughout North America. Currently, we are the third largest regional airline in the U.S. based on aircraft operated, and we believe we are one of the largest ground handlers in the U.S. based on departures handled. We provide regional flight operations to American and ground handling services to passenger airlines, including American and 14 other airlines. At September 1, 2011, we had an active regional aircraft fleet of 281 aircraft providing 1,588 daily regional flight departures throughout the U.S., the Bahamas, the Caribbean, Mexico and Canada, and provided ground handling services for 1,673 daily departures at more than 100 airports across the U.S., the Bahamas, the Caribbean and Canada. Through our long operating history, we have developed significant competitive strengths, including a strong and long-standing relationship with American, a highly skilled workforce, a broad geographic footprint, an experienced management team and significant experience providing a wide range of services. Our business strategy is to reduce our operating costs, maintain our long-standing relationship with American, diversify and expand our regional flight operations business with other airlines and continue to expand our ground handling business with American and other airlines.

We have entered into an Air Services Agreement with American (the “Air Services Agreement”), which will have a nine-year term. In addition, we will enter into additional agreements with AMR and American, including an eight-year Master Ground Handling Agreement (the “Ground Handling Agreement”) with American covering 106 airport locations. We believe the Air Services Agreement and Ground Handling Agreement will provide us with a predictable, on-going revenue base for several years following the spin-off. For the six months ended June 30, 2011, on a pro forma basis, we generated $649.8 million of total operating revenues, $4.9 million of total operating income and $3.4 million of net income. For the six months ended June 30, 2011, on a pro forma basis, regional flight operations and ground handling services accounted for approximately 80% and 20% of our total operating revenues, respectively.

We are a holding company that operates our businesses primarily through two wholly-owned subsidiaries, American Eagle Airlines, Inc. (“American Eagle”) and Executive Airlines, Inc. (“Executive”), which both hold operating certificates from the Federal Aviation Administration (“FAA”). Following the spin-off, we will continue to provide regional flight operations using the “American Eagle” tradename. Until completion of the spin-off, we will remain a wholly-owned subsidiary of AMR.

Business Overview

Our Regional Flight Operations Business.  We seek to provide regional flight operations for mainline carriers’ network needs. Upon completion of the spin-off, we will initially provide regional flight operations solely to American pursuant to the Air Services Agreement. As an independent company, we will seek to maintain this business with American and pursue new opportunities to provide regional flight operations to other airlines.

At September 1, 2011, our regional flight operations business:

•	provided 93% of the regional flight operations for American;

•	operated 281 active aircraft;

•	offered scheduled passenger service to 177 cities, with 1,588 daily departures; and

•	was the single largest regional flight operator based on seat capacity at Dallas/Fort Worth International Airport (DFW), Chicago O’Hare International Airport (ORD), Miami International Airport (MIA) and Luis Munoz Marin International Airport in San Juan, Puerto Rico (SJU).

For the eight months ended August 31, 2011, our controllable completion factor was reported at 98.9%. Controllable completion factor is the percentage of our scheduled flights that are completed or cancelled for reasons outside our control.

Our Ground Handling Business.  Our ground handling business provides American and other mainline carriers and regional flight operators with a comprehensive range of passenger and ramp services. The range of passenger services we provide includes passenger check-in and ticketing, passenger gate operations, baggage services, skycap services, wheelchair assistance and intra-airport transportation. The range of ramp services we provide includes aircraft parking, pushback and towing, baggage handling, aircraft cleaning, de-icing services and water and lavatory services. Typically, we provide our customers with custom ground handling solutions to meet their particular needs at each location.

We have been providing ground handling services since 1984. We believe our more than 6,200 ground handling employees, broad geographic footprint and experience operating in a large hub environment provide us with a distinct competitive advantage in providing ground handling services to American and other airlines.

At September 1, 2011, our ground handling business:

•	handled 1,673 departures per day;

•	provided ground handling services at more than 100 airports;

•	provided ground handling services for 15 airline customers, including American; and

•	was the only provider of ground handling services to scheduled airlines at 12 of our ground handling locations.

Agreements with AMR and Its Affiliates

We have entered into the Air Services Agreement and Master Purchase Agreement (the “Purchase Agreement”) with American and, prior to the spin-off, we will enter into various agreements with AMR and American, including the Ground Handling Agreement. The Air Services Agreement and the Ground Handling Agreement will provide us with substantially all of our revenue immediately after the spin-off, which will be based on pre-set rates, subject to certain adjustments.

Air Services Agreement.  Under the Air Services Agreement with American, we operate 245 regional jet aircraft and 36 Super ATR turbo-prop aircraft on behalf of American. The Air Services Agreement designates American Eagle and Executive to operate flights under American’s AA flight designator code, or such other flight designator codes as directed by American. American controls and is responsible for our scheduling, ticket pricing and seat inventories. American is entitled to all ticket, cargo and ancillary revenues associated with the operation of the aircraft and is responsible for all revenue-related expenses, including commissions, reservations and passenger ticket processing expenses. All of the aircraft we use to provide regional flight operations to American under the Air Services Agreement are or will be leased or subleased from American under agreements that expire before or contemporaneously with any termination of the Air Services Agreement.

Following the spin-off, we will be responsible for the operation and maintenance of the aircraft under the Air Services Agreement. In addition, following the spin-off, American will compensate us on a monthly basis for the regional flight operations we provide in accordance with established pre-set rates, which we believe are current market rates. Further, under the Air Services Agreement, following the spin-off, certain costs incurred by us will be reimbursed by American at our out-of-pocket cost with no mark-up, such as landing fees and insurance premiums, and certain costs of our operations will be incurred directly by American, such as fuel and the costs of passenger handling services.

Ground Handling Agreement.  Following the spin-off, we will provide ground handling services for American’s flight operations at 106 airport locations pursuant to the Ground Handling Agreement. The services we provide and the rates at which we are compensated will be specified on an airport-by-airport basis. For providing ground handling services, American will compensate us through a pre-set rate per actual arrival and subsequent departure of a handled aircraft at a particular airport, subject to certain adjustments. In addition, we will be reimbursed at our costs for certain additional charges, such as certain supplies provided by us, specified third party services and certain taxes and fees.

For more information on these agreements and the other agreements we plan to enter into with AMR and its affiliates, see “Agreements with AMR and Its Affiliates.”

Our Strengths

We believe we are well positioned to execute our business strategy and benefit from current airline industry trends due to the following competitive strengths:

General

Strong and Longstanding Relationship with American.  Our over 25-year relationship with American provides us with a competitive strength among regional airlines and ground handling service providers, and we believe we will be well-positioned to retain a significant amount of business from American after the Air Services Agreement and Ground Handling Agreement expire. At September 1, 2011, we provided 93% of the regional flight operations and 85% of the ground handling services for American’s regional flights. Notwithstanding American’s desire to diversify its regional flight operations, we believe the services we provide are important to American. As disclosed in its public filings, American has a network strategy focused on its cornerstone markets of Dallas/Fort Worth, Chicago O’Hare, Miami, New York City and Los Angeles, where we also have a strong presence and are able to provide connecting passengers to American flights. In addition, we believe there would be significant costs to American if it decided to move abruptly most or all of its regional business to other regional carriers due to the resources required to effectuate the change and the potential disruptions in feeding passenger traffic to its cornerstones. Further, American’s current labor agreement with the Allied Pilots Association restricts American’s ability to use regional carriers other than us for flying the CRJ-700 aircraft on its behalf.

Contractual Relationships at Market Rates.  Following the spin-off, the Air Services Agreement and Ground Handling Agreement with American will provide us with a predictable source of revenue for the designated contract terms, subject to certain adjustments and reset rights. Although American will have the right to withdraw certain aircraft from the Air Services Agreement or withdraw ground handling services at certain airports from the Ground Handling Agreement prior to the expiration of the specified terms of the agreements, we believe the predictability of this source of revenue as a result of the contractual relationship with American should reduce our financial risk and enhance our ability to implement our strategy. Additionally, following the spin-off, these agreements will reflect what both we and American believe are current market rates for these services. We believe aligning our cost structure with the rates we receive from American should enable us to compete successfully for additional business.

History of Positive Labor Relations.  We have a highly skilled workforce with over 7,200 aviation professionals and over 6,200 ground handling employees. A significant portion of our employees are represented by collective bargaining groups. We believe our employees are one of our greatest assets, and our management believes that maintaining positive relationships with our employees has been, and will continue to be, key to our success. Our management continues to work with representatives of our collective bargaining groups to develop creative solutions to issues facing our business and the industry in general.

Experienced Executive Team.  Our senior executive team collectively has over 100 years of experience across varying specialties in the airline industry, with an average of 20 years of individual airline experience. Our experienced leadership better positions us to provide our customers with the highest quality service, to anticipate our customers’ priorities and objectives and to pursue growth opportunities in the regional airline and ground handling markets.

Significant Net Operating Loss Carryover.  In connection with the spin-off, we will be allocated a portion of AMR’s net operating loss (“NOL”) carryover balance for U.S. Federal income tax purposes. We estimate that the allocated portion of the NOL carryover following the distribution will be approximately $800 million and will, under certain conditions, be available to us to offset a significant portion of any cash obligations we will owe for our future U.S. Federal income taxes. These NOLs expire between 2022 and 2029.

Regional Flight Operations

One of the Largest Regional Airlines in the U.S.  We are the third largest regional airline in the U.S. based on aircraft operated and the fourth largest regional airline in the U.S. based on passengers carried, with experience operating aircraft ranging from 37- to 66-seat capacity, including 2-class aircraft. To support our geographically diversified operations, we have established a network of operations facilities, pilot bases and maintenance facilities throughout North America, which we believe can support future growth. In addition, in our largest markets, we believe we have consistently achieved among the highest performance results when compared to other regional airlines, including our controllable completion factor and our on-time performance. We believe our experience with a diversified range of aircraft types and network of established locations and facilities will allow us to compete successfully for new business.

Lower Risk Airline Operations.  As a regional airline operating under the Air Services Agreement, which is a capacity purchase agreement, we will have a fundamentally different business model from a mainline carrier. Under the Air Services Agreement, we have no passenger revenue risk or fuel risk, which provides us with a more predictable per flight revenue stream than a mainline carrier. In addition, we have no residual aircraft liability on the aircraft we operate for American under the Air Services Agreement because the aircraft are or will be leased or subleased to us by American, and the leases will terminate before or contemporaneously with any termination of the Air Services Agreement. As a result, following the completion of the spin-off, all aircraft rental payments will be paid directly or reimbursed by American, and we will have no aircraft debt, which we believe will provide us with a conservative capital structure. Upon expiration of any underlying aircraft lease or sublease and our return of the aircraft to American, American will be solely responsible for redeploying the aircraft. However, it may be necessary to finance or lease additional aircraft through third parties in connection with entering into future agreements to fly for American or other mainline carriers, and our limited fixed assets and lack of credit history as an independent company may make it difficult to obtain such financing on favorable terms. See “Risk Factors — We may not be able to access additional financing sources on favorable terms, or at all, which could adversely affect our ability to operate our business as planned and limit our ability to expand our business.”

Ground Handling Services

Broad Geographic Footprint and Significant Market Presence.  At September 1, 2011, we had ground handling operations at more than 100 airports in the U.S., the Bahamas, the Caribbean and Canada and we have a strong record of providing ground handling services to American for its mainline and regional operations, including at large airports where the high numbers of connecting passengers make operations more complex. This market presence, scale and know how allows us to be a low-cost provider in these markets and enhances our ability to attract new customers and retain our existing customers. We also provide ground handling services to Air Georgian, AirTran Airways, Alaska Airlines, Allegiant Air, British Airways, Continental for Continental Express, Delta for Delta Connection, Frontier Airlines, Gulfstream International Airlines, Jazz Air, JetBlue Airways, Spirit Airlines, Sun Country Airlines and US Airways for US Airways Express. Although our customers other than American only represented 5% of our ground handling services revenue for the six months ended June 30, 2011, we believe our geographic reach, market presence and experience with sophisticated operations should enable us to compete for new business at our existing and new locations for a broader universe of potential customers.

Wide Range of Ground Handling Services.  We provide our customers with a wide range of services from aircraft arrival through departure. By providing a broad range of services, we are able to build on existing customer relationships and cross-sell our services. For example, when we attract a new customer for baggage loading, we may offer that customer additional services such as aircraft cleaning, de-icing or passenger ticketing at the same or another airport.

Our Strategy

To maintain our existing American business and expand our operations and our customer base, we plan to implement the following strategies:

Regional Flight Operations

Reduce Our Operating Costs.  Over the last several years, we have implemented a series of initiatives to lower our operating costs, including increasing productivity of airport employees and lowering headcount through the use of software and hardware technology, increasing the efficiency of our maintenance programs through the use of new software systems and outsourcing the process of selecting and scheduling crew hotels. Despite the success of these initiatives, we currently have higher labor costs than our competitors, primarily due to the higher average level of seniority relative to our competitors of our employees that are represented by collective bargaining groups. We have had, and continue to have, ongoing discussions with our collective bargaining groups to develop other initiatives to improve productivity, lower costs and provide better long-term job prospects. We believe our seniority will be reduced as mainline carriers grow and seek to hire our more experienced personnel to fill open positions and as our senior employees reach retirement age. In addition, our current pilots have the option to transfer to American as positions with American become available.

Maintain Our Business with American.  We and our predecessors have flown primarily for American since 1984. At September 1, 2011, we provided 93% of American’s regional flight operations. Although American’s objective is to reduce this dependence on us over time through diversification of its regional feed, we believe our long-established relationship with American positions us well to earn a significant amount of our existing business when our agreements with American expire. We intend to aggressively manage our costs and work closely with American to provide excellent customer service and offer efficient, reliable and high quality regional flight operations.

Pursue Growth Opportunities with Other Mainline Carriers.  We believe there will be significant opportunities to compete for regional flight operations business over the next five years due to the expiration of existing agreements with other regional carriers. Based on public filings made by various mainline and regional carriers, we estimate 14 aircraft contracts for regional flight operations covering 276 aircraft will expire through 2016. While the mainline carriers may not seek new providers for all of the regional flight operations represented by these aircraft, we believe that we will have opportunities to compete for a significant portion of the regional flight operations related to the expiring agreements. In addition, between 2000 and 2010, regional airlines increased their share of domestic capacity from 4% to 12%. Earlier this year, the FAA forecasted that regional capacity will grow at an average of 4.1% per year through 2031 compared to an average of 2.8% per year for mainline carriers. With these industry trends and our long track record of providing high quality, reliable regional flight operations to one of the world’s largest airlines, we believe we will be well positioned to compete for the regional flight operations of other mainline carriers.

Ground Handling Services

Grow Our Customer Base at Existing Locations.  We intend to market our wide range of ground handling services and broad geographic presence to increase our customer base across our existing network of more than 100 airports. We believe our diversified services and broad geographic presence will provide us with a competitive advantage when offering our services to potential new customers. Further, as a result of our established market position, in many cases we can offer services to new customers without incurring additional fixed costs, which we believe gives us a competitive advantage when we compete for new business at locations where we already operate. We are currently the only company providing ground handling services to scheduled airlines at 12 locations where we operate and one of only two companies providing ground handling services to scheduled airlines at 13 locations where we operate, which positions us well for additional business at these locations. We believe that as an independent company, we will have a greater opportunity to invest in our ground handling business to pursue new customer opportunities at our existing locations.

Cross-Sell Our Ground Handling Services.  By providing a broad range of ground handling services at a large number of airports, we believe we are well positioned to cross-sell additional services to our customers, including at additional locations. For example, at one of our major locations, we recently expanded our operations to include skycap and special assistance services. As mainline carriers continue to focus on their core flying operations, we believe they will outsource more ground handling services, which will provide us with the opportunity to cross-sell our services.

Expand to New Ground Handling Locations.  We intend to continue the long-term expansion of our ground handling operations with selective development of additional domestic locations. Historically, our ability to invest in our ground handling business was controlled by American, which limited our ability to invest in new third-party business. As an independent company, we believe we will have a greater ability to invest in growth opportunities as they arise, including through potential acquisitions of other ground handling operators.

Risk Factors

Our business is subject to both general and specific risks and uncertainties. Our business is also subject to risks relating to the spin-off. Following the spin-off, we will also be subject to risks relating to being an independent, publicly-traded company. For more information on these risks, you should read carefully the information set forth under “Risk Factors.”

Other Information

We are a Delaware corporation. Our principal executive offices are located at 4333 Amon Carter Blvd., Fort Worth, Texas 76155. Our telephone number is 1-817-[•]-[•]. Our website address is www.[•].com. Information contained on, or connected to, our website or AMR’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is part.

The Spin-Off

Overview

On [•], 2011, the AMR board of directors approved the complete legal and structural separation of Eagle from AMR, following which Eagle will be an independent, publicly-traded company.

We have entered into the Air Services Agreement and Purchase Agreement with American and, prior to the spin-off, we will enter into a Separation and Distribution Agreement, the Ground Handling Agreement and additional agreements with AMR and American. These agreements will govern the relationship between Eagle and AMR and its affiliates up to and subsequent to the completion of the separation, provide for the transfer, assignment or reallocation of assets and past and future liabilities and obligations between Eagle and AMR and its affiliates, and set forth the terms and conditions for the business and services conducted between Eagle and our affiliates, on the one hand, and AMR and its affiliates, on the other hand, following the spin-off.

Further, all of the aircraft that we operate for American under the Air Services Agreement are or will be leased or subleased to us by American, and the leases will terminate before or contemporaneously with any termination of the Air Services Agreement. Following the completion of the spin-off, we will have no aircraft debt and all aircraft rental payments will be paid directly or reimbursed by American. In addition, AMR will make a cash capital contribution to us in connection with the spin-off, and we expect American to provide us with a revolving credit facility. See “Agreements with AMR and Its Affiliates” for more detail.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, AMR has the right not to complete the distribution if, at any time, the board of directors of AMR determines, in its sole discretion, that the spin-off is not in the best interests of AMR or its stockholders, or that market conditions are such that it is not advisable to separate Eagle from AMR. See “The Spin-Off — Conditions to the Distribution” for more detail.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the spin-off. You should read the section entitled “The Spin-Off” for a more detailed description of the matters described below.

Q:	What is the spin-off?

A:	The spin-off is the method by which we will separate from AMR. In the spin-off, AMR will distribute to its stockholders all of the shares of our common stock that it owns. Following the distribution, we will be an independent, publicly-traded company, and AMR will not retain any ownership interest in us. The number of shares of AMR common stock you own will not change as a result of the distribution.

Q:	What will I receive in the distribution?

A:	As a holder of AMR common stock, you will receive a distribution of one share of our common stock for every [•] shares of AMR common stock held by you on the record date. Your proportionate interest in AMR will not change as a result of the distribution. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the distribution?

A:	Approximately [•] million shares of our common stock will be distributed to AMR stockholders, based on the number of shares of AMR common stock expected to be outstanding as of the record date. The actual number of shares of our common stock to be distributed will be calculated on [•], 2011, the record date. The shares of our common stock to be distributed by AMR will constitute all of the issued and outstanding shares of our common stock immediately prior to the distribution. For more information on the shares being distributed, see “Description of Our Capital Stock — Common Stock.”

Q:	What is the record date for the distribution?

A:	Record ownership will be determined as of 5:00 p.m., New York City time, on [•], 2011 (“the record date”).

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is [•], 2011.

Q:	What do I have to do to participate in the distribution?

A:	No action is required on your part. Stockholders of AMR entitled to receive our common stock are not required to pay any cash or deliver any other consideration, including any shares of AMR common stock, to receive the shares of our common stock distributable to them in the distribution.

Q:	If I sell, on or before the distribution date, shares of AMR common stock that I held on the record date, am I still entitled to receive shares of Eagle common stock distributable with respect to the shares of AMR common stock that I sold?

A:	If you decide to sell any of your shares of AMR common stock on or before the distribution date, you may also be selling your right to receive shares of Eagle. If you plan to sell your shares of AMR common stock prior to the distribution date, you should consult with your stockbroker, bank or other nominee and discuss whether you want to sell your AMR common stock or the Eagle common stock you will receive in the distribution, or both. See “The Spin-Off — Trading Prior to the Distribution Date” for more information.

Q:	How will AMR distribute shares of our common stock?

A:	Holders of shares of AMR common stock on the record date will receive shares of our common stock in book-entry form. See “The Spin-Off — Manner of Effecting the Spin-Off” for a more detailed explanation.

Q:	How will fractional shares be treated in the distribution?

A:	No fractional shares will be distributed in connection with the distribution. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each AMR stockholder who would otherwise have been entitled to receive a fractional share in the distribution. See “The Spin-Off — Treatment of Fractional Shares” for a more detailed explanation.

Q:	What are the reasons for the divestiture of Eagle?

A:	The board of directors of AMR considered the following potential benefits in making its determination to pursue a divestiture of Eagle:

• Improved Positioning for Eagle’s Growth.  As part of a combined company, Eagle’s growth initiatives were limited in terms of available funding, resources and prioritization, as compared to American’s other business operations. Eagle’s ability to pursue regional flight operations and ground handling business with other airlines was also limited because of its ownership by American, a competitor airline. The separation of Eagle should provide Eagle with more flexibility to conduct its operations, invest in its business and pursue growth opportunities.

• Maximizing Eagle’s Potential.  The separation of Eagle should also provide Eagle with more flexibility to restructure its operations and operating costs, as appropriate or necessary, to reflect current market forces and compete more effectively in the market. As an independent company, AMR believes Eagle will be better positioned to address its operational and cost challenges than as a wholly-owned subsidiary of a significantly larger company in a different industry segment. For example, Eagle may be able to introduce systems which are less complex and more suitable for the needs of a smaller regional airline in order to design solutions that its current systems cannot support. Additionally, Eagle’s independence will allow it to allocate resources, negotiate with and make decisions regarding its employees and establish relationships with vendors without regard to the impact on the resources, employees and vendors of American. AMR believes any such restructuring of Eagle’s operations or operating costs should increase the probability of long-term success of Eagle and should position Eagle competitively to retain and earn a portion of American’s existing or new business and to pursue other growth opportunities.

• Potential Diversification of American’s Regional Flight Operations.  Following the spin-off, although American will commit to having Eagle initially provide regional flight operations for a nine-year term, American believes that the separation of Eagle and the ability to withdraw aircraft during the term of the Air Services Agreement will provide American with the flexibility to seek additional and future regional flight capacity from other regional airlines. This potential diversification of American’s regional feed will enhance American’s ability to continue to source regional flight operations at competitive market rates. In addition, diversification of American’s regional feed would reduce the risks associated with dependence on primarily one provider for regional flight operations.

• Capital Allocation and Availability.  As separate entities, AMR and Eagle will have more efficient capital structures through which to fund their growth. The separated companies will not compete internally for capital and both companies will have more flexibility to access capital markets. This will also provide each company’s management more control over capital resources from which to make strategic investments in their respective businesses.

Q:	Why is the divestiture of Eagle structured as a spin-off?

A:	The board of directors of AMR considered possible approaches for the divestiture and concluded, on a preliminary basis, that the spin-off would provide an efficient way to separate the businesses of AMR and Eagle without the need for a sale process and would be beneficial to AMR’s stockholders because of the potential for tax free treatment to the stockholders and the fact that AMR stockholders could, following the spin-off, make independent investment decisions with respect to AMR and Eagle. At the same time, AMR believes the spin-off should allow Eagle as an independent, publicly-traded company to have greater access to more diverse sources of financing. However, due to Eagle’s limited fixed assets and lack of credit history as an independent company, it may be challenging for Eagle to obtain financing on favorable terms. See “Risk Factors — We may not be able to access additional financing sources on favorable terms, or at all, which could adversely affect our ability to operate our business as planned and limit our ability to expand our business.”

Q:	What will be the relationship between AMR and Eagle following the spin-off?

A:	We have entered into the Air Services Agreement and Purchase Agreement with American and, prior to the spin-off, we will enter into a Separation and Distribution Agreement, the Ground Handling Agreement and additional agreements with AMR and American. These agreements will govern the relationship between Eagle and AMR and its affiliates up to and subsequent to the completion of the separation, provide for the transfer, assignment or reallocation of assets and past and future liabilities and obligations between Eagle and AMR and its affiliates, and set forth the terms and conditions for the business and services conducted between Eagle and our affiliates, on the one hand, and AMR and its affiliates, on the other hand, following the spin-off. We describe these arrangements in greater detail under “Agreements with AMR and Its Affiliates.”

Further, following the spin-off, we will be dependent on our relationship with American because we will derive all of our regional flight operations revenue and the substantial majority of our ground handling services revenue from American. Our dependence on American subjects us to certain risks, and we may be negatively impacted by the financial condition of American. See “Risk Factors — Our revenues will be highly dependent on two contracts with American,” “Risk Factors — We may be negatively impacted by the financial condition of American,” and “Risk Factors — American may reduce its business with us.”

Q:	Are the new agreements with American expected to impact Eagle’s revenues and expenses?

A:	Yes. The Air Services Agreement and Ground Handling Agreement will contain terms that are different from our current agreements with American, which will impact our revenues and expenses. Expenses will be allocated between American and Eagle on a different basis, in which we will be responsible for certain costs that are in our control, such as labor costs, and American will be responsible for certain other costs. In addition, American will have the right to withdraw a certain number of jet aircraft from the Air Services Agreement beginning in 2014, and will also have the right to withdraw turbo-prop aircraft on terms to be agreed to by us and American. Our revenues will be impacted by any withdrawal of aircraft under the Air Services Agreement. For further discussion of the impact that the new agreements will have on our revenues and expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Our Agreements with American” and “Risk Factors.”

Q:	How else will Eagle be impacted by the spin-off?

A:	As a result of the spin-off, we will be a smaller, stand-alone public company. We may be unable to implement the changes necessary to operate independently of American, or may incur significant costs in connection with these changes. Further, we may be unable to obtain financing on favorable terms because we have no credit history on a stand-alone basis, and we will have limited fixed assets to use as security for future borrowings. See “Risk Factors — We will rely on certain services from American following the spin-off and may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company,” “Risk Factors — The requirements of being a public company may strain our resources and distract our management,” and “Risk Factors — We may not be able to access additional financing sources on favorable terms, or at all, which could adversely affect our ability to operate our business as planned and limit our ability to expand our business.”

Q:	What are the U.S. Federal income tax consequences to me of the distribution?

A:	The distribution is conditioned on the receipt by AMR, on or before the distribution, of a private letter ruling from the Internal Revenue Service (the “IRS”) and a favorable opinion of Baker Botts L.L.P., confirming that the distribution will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). AMR may waive receipt of either or both of the private letter ruling or opinion as a condition to the distribution. Assuming the distribution qualifies as a tax-free distribution, you will recognize no gain or loss for U.S. Federal income tax purposes, and no amount will be included in your income upon the receipt of shares of our common stock in the distribution. You will generally recognize gain or loss with respect to cash received in respect of fractional shares of our common stock.

Immediately after the distribution, each AMR stockholder will have an aggregate tax basis in its AMR common stock and our common stock received in the distribution (including any fractional interests to which the stockholder would be entitled) equal to the aggregate tax basis of the AMR common stock it held immediately before the distribution. The aggregate tax basis will be allocated between the common stock of AMR and our common stock in proportion to their relative fair market values on the distribution date.

See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Distribution” and “Risk Factors — Risks Relating to the Spin-Off” for more information regarding the potential tax consequences to you of the distribution.

Q:	Does Eagle intend to pay cash dividends?

A:	We intend to retain future earnings for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. See “Dividend Policy” for more information.

Q:	How will Eagle common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the [•] under the symbol “[•].”

We anticipate that trading of Eagle common stock will commence on a “when-issued” basis prior to the distribution date. When-issued trading refers to the purchase and sale of our common stock on or before the distribution date on a conditional basis because our shares of common stock will have been authorized but will not yet have been issued. On the first trading day following the distribution date, any when-issued trading in respect of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed. See “The Spin-Off — Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before or after the distribution date.

Q:	Will the distribution affect the trading price of my AMR common stock?

A:	Yes. We expect the trading price of shares of AMR common stock immediately following the distribution to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the Eagle business. Furthermore, until the market has fully analyzed the value of AMR without the Eagle business, the price of shares of AMR common stock may trade with increased volatility.

Q:	Do I have appraisal rights?

A:	No. Holders of AMR common stock are not entitled to appraisal rights in connection with the distribution.

Q:	Who is the transfer agent for Eagle common stock?

A:	We have not yet determined who the transfer agent for our common stock will be, but we expect to do so prior to the distribution and we will provide further information in an amendment to this Information Statement.

Q:	Are there risks associated with owning shares of Eagle common stock?

A:	Our business is subject to both general and specific risks and uncertainties. Our business is also subject to risks relating to the spin-off. Following the spin-off, we will also be subject to risks relating to being an independent, publicly-traded company. For more information on these risks, you should read carefully the information set forth in the section entitled “Risk Factors.”

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

[•]
[•]
[•]
Phone: [•]

Before the spin-off, if you have any questions relating to the separation, you should contact AMR at:

Investor Relations AMR Corporation 4333 Amon Carter Blvd. Fort Worth, Texas 76155 Phone: 1-817-[•]-[•]

After the spin-off, if you have any questions relating to Eagle, you should contact us at:

Investor Relations AMR Eagle Holding Corporation 4333 Amon Carter Blvd. Fort Worth, Texas 76155 Phone: 1-817-[•]-[•]

Summary of the Spin-Off

Distributing Company:	AMR Corporation, a Delaware corporation and parent company to Eagle. After the distribution, AMR will not own any shares of our common stock.

Distributed Company:	Eagle, a Delaware corporation and a wholly-owned subsidiary of AMR prior to the spin-off. After the distribution, we will be an independent, publicly-traded company.

Distributed Securities:	All of the shares of our common stock that are owned by AMR, which will be 100% of our common stock issued and outstanding immediately prior to the distribution.

Record Date:	The record date is [•], 2011.

Distribution Date:	The distribution date is [•], 2011.

Reorganization:	Prior to or contemporaneously with the distribution, among other things, (i) all of our jet aircraft and certain intercompany receivables owed to us by American (including our $293 million account receivable due from American at June 30, 2011), will be transferred to American; (ii) in consideration for the transfer of the jet aircraft by us to American, American will take the jet aircraft subject to, and we will be released from, indebtedness related to the aircraft, on which AMR is already the guarantor; (iii) certain of the fixed assets, generally consisting of leasehold improvements and equipment, that relate to our regional flight operations and ground handling services will be transferred from Eagle to American; (iv) certain of the airport leasehold interests relating to our regional flight operations and ground handling services will be assigned to American, to the extent permitted by third parties; (v) all airport operating rights relating to our regional flight operations will either be corrected or reallocated to American, to the extent permitted by third parties; (vi) we will effect a recapitalization so that the number of outstanding shares of our common stock will be equal to the number of shares to be distributed by AMR in the distribution; (vii) certain payables aggregating approximately $135 million at June 30, 2011, will be retained by us, but American or AMR will agree to be responsible for, and we will be released from, certain other payables, workers’ compensation liabilities and accrued interest (totaling approximately $50 million at June 30, 2011) that we previously incurred on their behalf; (viii) any remaining intercompany payables and receivables between us and our affiliates, on the one hand, and AMR and its other affiliates, on the other hand, that have not been previously settled, will be settled; and (ix) AMR will make a capital contribution to us currently contemplated to be approximately $50 million in cash. For more information, see “Agreements with AMR and Its Affiliates.”

Distribution Ratio:	Every [•] shares of AMR common stock outstanding as of 5:00 p.m., New York City time, on the record date, will entitle the holder thereof to receive one share of our common stock. Please note that if you sell your shares of AMR common stock on or before the distribution date, the buyer of those shares may in certain circumstances be entitled to receive the shares of our common stock issuable in respect of the shares sold. See “The Spin-Off — Trading Prior to the Distribution Date” for more detail.

The Distribution:	On the distribution date, AMR will release the shares of our common stock to the distribution agent to distribute to AMR stockholders. The distribution of shares will be made in book-entry form. You will not be required to make any payment, surrender or exchange your shares of AMR common stock or take any other action to receive your shares of our common stock.

Fractional Shares:	The distribution agent will not distribute any fractional shares of our common stock to AMR stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each AMR stockholder who would otherwise have been entitled to receive a fractional share in the distribution. Recipients of cash in respect of fractional shares will not be entitled to any interest on the payments made in respect of fractional shares. The receipt of cash in respect of fractional shares generally will be taxable to the recipient stockholders as described in “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Distribution.”

Conditions to the Distribution:	The distribution is subject to the satisfaction or waiver by AMR of, among others, the following conditions:

• the board of directors of AMR shall have authorized and approved the separation and distribution and not withdrawn such authorization and approval, and shall have declared the dividend of Eagle common stock to AMR stockholders;

• the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;

• our Registration Statement on Form 10, of which this Information Statement is a part, shall have become effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the Securities and Exchange Commission (the “SEC”);

• our common stock shall have been accepted for listing on the [•] or another national securities exchange approved by AMR, subject to official notice of issuance;

• the reorganization shall have been completed to the satisfaction of AMR;

• AMR shall have received a private letter ruling from the IRS and an opinion from Baker Botts L.L.P., in each case, substantially to the effect that for U.S. Federal income tax purposes, the distribution (i) will qualify as a tax-free distribution under

Section 355 of the Internal Revenue Code, (ii) will not result in taxable gain or loss to AMR (apart from gain recognition on the transfer of aircraft and certain other assets from Eagle to American prior to the spin-off), and (iii) will not result in gain or loss to the stockholders of AMR, except to the extent of cash received in respect of fractional shares;

• no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution shall be in effect, and no other event outside the control of AMR shall have occurred or failed to occur that prevents the consummation of the distribution;

• no other events or developments shall have occurred prior to the distribution date that, in the judgment of the board of directors of AMR, would result in the spin-off having a material adverse effect on AMR or its stockholders;

• prior to the distribution date, this Information Statement shall have been mailed to the holders of AMR common stock as of the record date;

• AMR, the current stockholder of Eagle, shall have duly elected the individuals listed in this Information Statement as members of our post-distribution board of directors, and such individuals shall be the members of our board of directors immediately after the distribution;

• immediately prior to the distribution date, our amended and restated certificate of incorporation and amended and restated by-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect;

• we shall have taken all actions necessary to cause AMR to have all right, title and interest in and to any reserve or similar accounts established to meet any obligations owing by us for any workers’ compensation claims or workers’ compensation liabilities arising prior to the distribution and we shall have waived and released any right, title or interest to any such accounts; and

• the AMR board shall have received an opinion from a third party financial advisor relating to the solvency and capital adequacy of AMR following the distribution.

The fulfillment of the foregoing conditions will not create any obligation on the part of AMR to effect the distribution. AMR has the right not to complete the distribution if, at any time, the board of directors of AMR determines, in its sole discretion, that the spin-off is not in the best interests of AMR or its stockholders, or that market conditions are such that it is not advisable to separate Eagle from AMR.

Trading Market and Symbol:	We intend to file an application to list shares of our common stock on the [•] under the symbol “[•].” We anticipate that trading of shares of Eagle common stock will begin on a “when-issued” basis prior to the distribution and will continue through the distribution date, and we expect “regular-way” trading of our common stock will begin the first trading day after the distribution date. We also anticipate that AMR common stock will continue to trade in the “regular-way” market on which shares of AMR common stock will trade with an entitlement to shares of Eagle common stock to be distributed pursuant to the distribution, and an “ex-distribution” market may develop prior to the distribution on which shares of AMR common stock would trade without an entitlement to shares of Eagle common stock. If you plan to sell your shares of AMR common stock prior to the distribution date, you should consult with your stockbroker, bank or other nominee and discuss whether you want to sell your AMR common stock or the Eagle common stock you will receive in the distribution, or both.

See “The Spin-Off — Trading Prior to the Distribution Date” for more information.

Tax Consequences to AMR Stockholders:	AMR stockholders are not expected to recognize any gain or loss for U.S. Federal income tax purposes as a result of the distribution, except to the extent of any cash received by AMR stockholders in respect of fractional shares. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Distribution” for a more detailed description of the U.S. Federal income tax consequences of the distribution.

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any U.S. Federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with AMR after the Spin-Off:	We have entered into the Air Services Agreement and Purchase Agreement with American and, prior to the spin-off, we will enter into a Separation and Distribution Agreement, the Ground Handling Agreement and other agreements with AMR and American. These agreements will govern the relationship between Eagle and AMR and its affiliates up to and subsequent to the completion of the separation, provide for the transfer, assignment or reallocation of assets and past and future liabilities and obligations between Eagle and AMR and its affiliates, and set forth the terms and conditions for the business and services conducted between Eagle and our affiliates, on the one hand, and AMR and its affiliates, on the other hand, following the spin-off. We have entered into the Purchase Agreement with American pursuant to which we are transferring our jet aircraft and certain other assets to American. We will enter into a Transition Services Agreement (the “Transition Services Agreement”) and an Information Technology Transition Services Agreement (the “Information Technology Transition Services Agreement”) with American pursuant to which American will provide us with certain services on an interim basis following the spin-off in exchange for specified fees for each service. We have also entered into the Air Services Agreement with American pursuant to which we operate regional aircraft on behalf of American, and will enter into the Ground Handling

Agreement with American pursuant to which we will provide American with ground handling services and a 16-year Master Facilities Agreement (the “Facilities Agreement”) with American pursuant to which we will have a license to use certain of American’s airport and terminal facilities. We will also enter into an Employee Matters Agreement that will govern the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs and certain other employee matters. Further, we will enter into an agreement with AMR regarding the sharing of taxes incurred before and after the spin-off, certain indemnification rights with respect to tax matters and certain restrictions on us to preserve the tax-free structure of the distribution. These agreements to be entered into between AMR or American and us in connection with the spin-off are collectively referred to in this Information Statement as the “Spin-Off Agreements” and, individually, a “Spin-Off Agreement.” We describe these arrangements in greater detail under “Agreements with AMR and Its Affiliates,” and describe some of the risks of these arrangements under “Risk Factors.”

Dividend Policy:	We intend to retain future earnings for use in the operation of our business to fund future growth. We do not anticipate paying any dividends for the foreseeable future. See “Dividend Policy.”

Transfer Agent:	We have not yet determined who the transfer agent for our common stock will be, but we expect to do so prior to the distribution and we will provide further information in an amendment to this Information Statement.

Risk Factors:	Our business is subject to both general and specific risks and uncertainties. Our business is also subject to risks relating to the spin-off. Following the spin-off, we will also be subject to risks relating to being an independent, publicly-traded company. For more information on these risks, you should read carefully the information set forth under “Risk Factors.”

Summary Historical and Pro Forma Consolidated Financial Data

The following tables present our summary historical and pro forma financial data. The summary historical consolidated financial data as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, are derived from our historical audited consolidated financial statements included elsewhere in this Information Statement. The summary historical consolidated financial data as of June 30, 2011 and for the six months ended June 30, 2010 and 2011, are derived from our historical unaudited financial statements included elsewhere in this Information Statement. We derived the unaudited pro forma consolidated financial data from our unaudited pro forma consolidated financial information included elsewhere in this Information Statement.

The unaudited pro forma consolidated statement of income data include certain adjustments to give effect to the reorganization (including transfers of certain assets and liabilities), the spin-off and the agreements related to the spin-off as if they occurred on January 1, 2010. The unaudited pro forma consolidated balance sheet data include certain adjustments to give effect to the reorganization (including transfers of certain assets and liabilities), the spin-off and the agreements related to the spin-off as if they occurred on June 30, 2011. We describe these adjustments in greater detail under “Unaudited Pro Forma Consolidated Financial Information.” We present the unaudited pro forma consolidated financial data for informational purposes only. They do not purport to represent what our financial position or results of operations would actually have been had the pro forma adjustments in fact occurred on the assumed dates or to project our financial position at any future date or results of operations for any future period.

The summary historical and pro forma financial data presented below should be read in conjunction with our consolidated financial statements and accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Information Statement. For each of the periods presented, we were a subsidiary of AMR. We have entered into the Air Services Agreement and, prior to the spin-off, will enter into the Ground Handling Agreement with American. We believe these agreements will reflect current market rates, and they will provide us with substantially all of our revenue immediately after the spin-off.

The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company or had the Air Services Agreement and Ground Handling Agreement been in effect during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from AMR, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain AMR corporate expenses.

We believe the assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expenses that would have been incurred by us if we had operated as an independent, publicly-traded company or of the level of expenses to be incurred in the future.

						Pro Forma
						Six Months	Pro Forma
	Six Months Ended					Ended	Year Ended
	June 30,		Year Ended December 31,			June 30,	December 31,
	2011	2010	2010	2009(1)(2)	2008(1)(2)	2011	2010
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
($ in thousands, except per share amounts)

Statement of Income Data
Regional air services revenue	$1,126,728	$934,012	$1,938,067	$1,808,207	$2,243,368	$518,228	$979,067
Ground handling services revenue	165,000	162,329	327,914	309,081	306,536	131,600	261,014
Total operating expenses	1,223,852	1,026,159	2,096,572	1,954,665	2,410,257	644,896	1,198,343
Operating income	67,876	70,182	169,409	162,623	139,647	4,932	41,738
Other income (expense)	(50,820)	(49,252)	(98,153)	(106,443)	(108,858)	920	1,326
Net income	$9,911	$12,129	$40,902	$40,296	$20,801	$3,394	$24,719
Basic and diluted earnings per share	—	—	—	—	—	[•]	[•]
Shares used in computing basic and diluted earnings per share	—	—	—	—	—	[•]	[•]

					Pro Forma
	June 30,	December 31,			June 30,
	2011	2010	2009	2008	2011
	(Unaudited)			(Unaudited)	(Unaudited)
($ in thousands)

Balance Sheet Data
Total assets	$3,002,435	$2,916,437	$2,716,416	$3,492,023	$461,255
Long-term debt, less current maturities	1,909,474	1,848,975	1,741,124	1,924,095	—
Total stockholder’s equity	366,403	355,263	310,348	918,320	324,135

						Pro Forma
	Six Months Ended					Six Months Ended
	June 30,		Year Ended December 31,			June 30,
	2011	2010	2010	2009	2008	2011
($ in thousands)
(Unaudited)

Other Financial Data
EBITDA(3)	$153,152	$144,640	$324,004	$317,099	$339,611	$14,723
EBITDAR(3)	167,795	159,088	353,026	346,666	348,026	14,723

	Six Months Ended
	June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008

Regional Flight Operating Statistics
Available seat miles (in thousands)(4)	6,386,843	5,517,523	11,751,336	10,757,250	11,291,845
Block hours(5)	435,190	397,818	825,255	779,746	855,654
Flight hours	332,394	300,483	628,203	586,188	637,622
Aircraft departures	267,449	265,491	538,066	534,327	573,716
Aircraft days	50,910	46,882	96,553	94,651	102,674
Average aircraft trip length (miles)	437	411	431	395	396
Ground Handling Operating Statistics
Handled departures	293,039	286,393	578,322	557,260	565,934

(1)	For the years ended December 31, 2008 and 2009, we recorded special charges of $115.3 million and $42.2 million, respectively, primarily related to aircraft impairment and employee related severance charges, as more fully described in Note 3 to our consolidated financial statements. The aircraft related impairment charges were reimbursed as regional air services revenue under our agreement with American.

(2)	For the year ended December 31, 2009, certain pass-through costs were classified differently than the year ended December 31, 2008. Passenger handling costs totaling $25.1 million were considered pass through or controllable in 2008, and such costs were absorbed by American for the year ended December 31, 2009. Portfolio interest totaling

$13.0 million earned on our Funds due from AMR affiliates in 2008 reduced our regional air services revenue paid by American. In 2009, interest income earned did not impact operating revenues.

(3)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDAR is earnings before interest expense, income taxes, depreciation, amortization and aircraft rent. EBITDA and EBITDAR are not calculations based on generally accepted accounting principles and should not be considered as alternatives to net income or operating income as indicators of our financial performance or to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA and EBITDAR are included as supplemental disclosures because they may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. In addition, EBITDA and EBITDAR are well recognized performance measurements in the regional airline industry and, consequently, we have provided this information.

The following represents a reconciliation of EBITDA and EBITDAR to net income for the periods indicated ($ in thousands):

						Pro Forma
						Six Months
						Ended
	Six Months Ended June 30,		Year Ended December 31,			June 30,
	2011	2010	2010	2009	2008	2011

(Unaudited)
Net income	$9,911	$12,129	$40,902	$40,296	$20,801	$3,394
Interest expense	51,625	49,396	99,497	111,230	124,778	—
Income taxes	7,145	8,801	30,354	15,884	9,988	2,458
Depreciation and amortization	84,471	74,314	153,251	149,689	184,044	8,871

EBITDA	$153,152	$144,640	$324,004	$317,099	$339,611	14,723
Flight equipment rentals	14,643	14,448	29,022	29,567	8,415	—

EBITDAR	$167,795	$159,088	$353,026	$346,666	$348,026	$14,723

(4)	Available seat miles are the number of passenger seats available multiplied by the number of scheduled miles those seats are flown.

(5)	Block hours are the aggregate hours from gate departure to gate arrival for our fleet.

RISK FACTORS

The risks and uncertainties described below are those we consider material and of which we are currently aware. If any of the following events occur, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our common stock could materially decline. In addition, we may not be able to implement our business strategies.

In addition, this Information Statement contains forward-looking statements that involve risks and uncertainties. You should carefully read the section “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Relating to Our Business

Our revenues will be highly dependent on two contracts with American.

We are a subsidiary of AMR and derive all of our regional flight operations revenue and the substantial majority of our ground handling services revenue from American. Following the spin-off, we will initially still be dependent on American for substantially all of our revenue. If we do not receive payments owed to us under the Air Services Agreement or the Ground Handling Agreement in accordance with the payment terms, we may not be able to pay our operating expenses or obtain other sources of liquidity. Additionally, following the spin-off, if either the Air Services Agreement or the Ground Handling Agreement is terminated, we could lose all or a significant source of our revenue, cash flow and earnings. Furthermore, since the Air Services Agreement and Ground Handling Agreement will have cross-termination rights, a breach or default by us under one agreement could result in a termination of both agreements.

The term of the Air Services Agreement will be nine years, subject to American’s option to withdraw certain aircraft at various intervals prior to the expiration date. There can be no assurance that American will renew this agreement when it expires or that it will not exercise its withdrawal rights. Following the spin-off, American may terminate the Air Services Agreement upon the occurrence of certain events, such as (i) our breach of a material non-monetary covenant that remains uncured for a specified period of time; (ii) our failure to pay amounts owing to American under the terms of the agreement that remains uncured for a specified period of time; (iii) our FAA or Department of Transportation (“DOT”) certification being suspended or revoked; (iv) a change of control of our company; (v) a change in the manner in which we conduct business after December 1, 2011, and such change causes American to be in violation or breach of any collective bargaining agreement binding on American; (vi) our failure to maintain a specified controllable completion rate; (vii) the occurrence of a force majeure event with respect to us that continues for a specified period of time; (viii) the occurrence of a default by us under any of our ancillary agreements with American (including the Ground Handling Agreement or the Facilities Agreement); (ix) the termination of two or more of the aircraft leases between us and American, due to a default by us; or (x) a breach or default under any of the documents providing financing or credit to American for the aircraft covered under the Air Services Agreement as a result of our breach of any of our jet aircraft leases with American.

The term of the Ground Handling Agreement will be eight years, subject to American’s right to withdraw our ground handling services at certain airports at various intervals during the term. There can be no assurance that American will renew this agreement when it expires or that it will not exercise its withdrawal rights. American may terminate the Ground Handling Agreement upon the occurrence of certain events, such as (i) our breach of a material non-monetary covenant that remains uncured for a specified period of time; (ii) our failure to pay amounts owing to American under the terms of the agreement that remains uncured for a specified period of time; (iii) the occurrence of a force majeure event with respect to us that continues for a specified period of time; (iv) the termination or expiration of the Air Services Agreement; (v) a change of control of our company; (vi) the termination by American of ground handling services at two hub airports or ten non-hub airports pursuant to certain specified termination rights; (vii) a change in the manner in which we conduct our ground handling business after December 1, 2011, and such change causes American to be in violation or breach of any collective bargaining agreement binding on American; or (viii) our transfer of all or substantially all of the assets that are used to perform ground handling services to American, other than transfers to an affiliate or in connection with a sale/leaseback transaction or capital raising activity.

In light of the importance of these two agreements with American to our business, the termination of either of these agreements, a reduction of American’s business with us or reduced utilization levels of our business could jeopardize our operations, which would likely have a material adverse effect on our business, financial condition or results of operations. See “— American may reduce its business with us” and “— Reduced utilization levels of aircraft by American under the Air Services Agreement or of ground handling services under the Ground Handling Agreement would reduce our revenues and earnings.”

We may be negatively impacted by the financial condition of American.

Currently, all of our regional flight operations revenue and the substantial majority of our ground handling services revenue are derived from American and, following the spin-off, we will initially continue to be dependent on American for substantially all of our revenue. In addition, in connection with the spin-off, we expect American to provide us with a revolving credit facility. American has incurred significant losses in recent years, which has weakened its financial condition. American’s business and financial performance are subject to a number of risks, including (i) weak demand for air travel and lower investment asset returns; (ii) significant amounts of indebtedness, including significant pension funding obligations; (iii) increases in fuel prices or disruptions in the supply of fuel; (iv) competition in the airline industry; (v) labor costs that are higher than its primary competitors; and (vi) disruptions by employee work groups (e.g., sick-out, slowdown, full or partial strike, or other job action). Any of these risks could negatively impact our ability to receive payments under our agreements with American or to borrow funds from American.

Given these risks, there can be no assurance that American will continue to perform under our agreements or be able to provide loans to us. Bankruptcies in the commercial airline industry are not uncommon, and American could file for bankruptcy, in which case our agreements could be subject to termination or renegotiation under the U.S. Bankruptcy Code. Although the agreements are part of one single transaction and related, in any bankruptcy filing by American, it is possible that American could opt, and a bankruptcy court could allow American, to continue under some of our agreements with it and not others. In such event, we could be forced to continue to perform under certain of the agreements without receiving the benefits of the other agreements. Regardless of whether bankruptcy filings prove to be necessary, American may seek to reduce costs, including reducing amounts to be paid to us, to improve its financial position. Additionally, because the Super ATR turbo-prop aircraft are subleased to us under leases American has with third parties, if American files for bankruptcy, we could be forced to continue to pay lease payments on these aircraft, even if American has opted not to continue with our other agreements.

Additionally, all of our aircraft and certain of our facilities are either leased by American from third parties or are security for debt owed by American. If American were to default on these leases or debt, we could lose our right to continue operating the aircraft or using the facilities, or we may have to do so on less favorable terms. If these events occur, our ability to retain aircraft and obtain necessary facilities may depend on negotiations between us and third parties.

Furthermore, AMR and American will indemnify us for certain liabilities that relate to certain actions that we have taken and certain failures to act by us prior to the distribution or, in certain circumstances, in connection with our providing regional flight operations and ground handling services to American following the spin-off. We will be dependent on AMR and American to pay for any such liabilities, and any failure to pay could have a material adverse effect on our business, financial condition or results of operations.

We believe that any of these developments could have a material adverse effect on our business, financial condition or results of operations.

American may reduce its business with us.

Beginning on January 1, 2014, American will have the right to withdraw a specified number, not exceeding 40, of jet aircraft in each year from the terms of the Air Services Agreement, provided that we have received at least 12 months prior notice of the withdrawal. Beginning on a date to be agreed upon, American will also have the right to withdraw a certain number of Super ATR turbo-prop aircraft from the terms of the

Air Services Agreement in each year. American’s right to withdraw aircraft each year is cumulative so that any number of aircraft not withdrawn in any year may be withdrawn in a subsequent year, subject to certain limitations. Following the spin-off, American will also have certain additional rights to withdraw aircraft under the Air Services Agreement upon certain events, such as if (i) we do not agree to provide at least the same number of block hours on a final monthly schedule as are set forth on any associated requested plan for three consecutive months; (ii) the aircraft is no longer subject to an aircraft lease with American due to our default or there is an event of loss with respect to such aircraft, but only if such event of loss or any termination of lease was not caused by the gross negligence or willful misconduct of American or an American agent; (iii) we fail to maintain a specified controllable completion rate over certain designated time periods; or (iv) we exceed certain preset fuel consumption baselines over certain designated time periods. See “Agreements with AMR and Its Affiliates — Air Services Agreement — Withdrawal of Aircraft.”

Additionally, beginning on the third anniversary of the Ground Handling Agreement, American will have the right to withdraw ground handling services at a specified number of hub airports and a specified number of non-hub airports each year in accordance with a specified schedule. The total number of non-hub airports subject to early withdrawal at each interval is based on a specified percentage of total departures at those airports. The total number of airports subject to early withdrawal each year is in addition to the number of eligible airports that were not withdrawn in prior years. American will also have additional rights to terminate ground handling services at specific airports upon the occurrence of certain events. See “Agreements with AMR and Its Affiliates — Ground Handling Agreement — Term and Termination” and “Agreements with AMR and Its Affiliates — Ground Handling Agreement — Withdrawal of Services.” If our ground handling services are withdrawn or terminated in full or in part, our business, financial condition or results of operations could be materially and adversely affected.

We believe that any of these developments could have a material adverse effect on our business, financial condition or results of operations.

Our labor costs are higher than those of our competitors and may increase if our aggregate flying is reduced.

For the six months ended June 30, 2011, wages, salaries and benefits constituted approximately 50% of our pro forma operating expenses. We believe our labor costs are higher than those of most other regional airlines, primarily due to the higher average level of seniority of our employees that are represented by collective bargaining groups. If our aggregate flying is reduced, our labor costs as a percentage of our total operating costs would likely substantially increase. This could impede our ability to compete, prevent us from retaining our current customers and make us unable to implement our business strategies. Further, while we are focused on addressing our higher labor costs, we cannot predict the outcome of our ongoing discussions with the leadership of our collective bargaining groups and we may not be successful in reducing our labor costs. Failing to reduce our labor costs could impede our ability to compete, prevent us from retaining our current customers or make us unable to implement our business strategies.

Reduced utilization levels of aircraft by American under the Air Services Agreement or of ground handling services under the Ground Handling Agreement would reduce our revenues.

Following the spin-off, most of our regional flight operations revenue from American under the Air Services Agreement will be derived from pre-set rates and reimbursable expenses that we incur when we fly aircraft for American. As a result, if American reduces the utilization of these aircraft, our revenues would decrease and our results could deteriorate. American is solely responsible for scheduling our flights and could decide to reduce significantly the utilization levels of these aircraft in the future, subject to payment of certain amounts based on minimum utilization. Rising fuel prices and other factors affecting American’s business, or a decline in the financial or operational performance of American, could lead to a reduction in American’s utilization of these aircraft. See “— We may be negatively impacted by the financial condition of American.”

Under the Ground Handling Agreement, we will be compensated by American according to pre-set rates on an airport-by-airport basis based on the actual arrival and subsequent departure of an aircraft and we will also be reimbursed for certain expenses. American will be in control of the number of arrivals and departures. We will be permitted to request an increase to our pre-set rates if any change in scheduled flights materially increases our aggregate costs per departure, and American will be permitted to request a decrease in our pre-set rates if such change materially decreases our aggregate costs per departure. However, there can be no assurance that any increase in pre-set rates will occur or would offset our increased costs or reduced revenues, and we may be subject to decreases with which we may not agree.

Reduced aircraft utilization levels and changes in pre-set ground handling rates under our agreements with American could reduce our revenue and earnings, which could materially adversely affect our business, financial condition or results of operation.

American will be permitted to pay us reduced rates under the Air Services Agreement upon the occurrence of certain events.

Under the Air Services Agreement, following the spin-off, we will be compensated by American in accordance with established pre-set rates, which will be subject to certain adjustments and reset rights. In addition, following the spin-off, we will be required to offer American the opportunity to enter into a new agreement with respect to additional airline services on a substantially equivalent economic basis and on substantially the same other material terms and conditions as any agreement we enter into with a third party at any station for regional flight operations using aircraft with more than 86 seats. Furthermore, if we enter into a proposed agreement with a third party for regional flight operations using aircraft with more than 60 but fewer than 86 seats, and the rates under the proposed agreement are lower than the rates for the CRJ jet aircraft under the Air Services Agreement, we must offer to American, and American may elect to take, a reduction in our rates related to CRJ jet aircraft. Any such reduction of rates or any reset or adjustment that results in a reduction of rates could decrease our revenue, which could have a material adverse effect on our business, financial condition or results of operations.

We may experience difficulty finding, training and retaining employees, particularly pilots, which may interfere with our ability to meet our obligations under our agreements and interfere with our ability to implement our business strategies.

Our business is labor intensive. We require large numbers of pilots, flight attendants, mechanics and other personnel. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to meet our obligations to American under our agreements or to implement our growth strategy, which could materially adversely affect our business, financial condition or results of operations.

In addition, the Airline Safety and Pilot Training Improvement Act of 2009 was signed into law in August 2010. Under the act, the FAA is required to issue regulations regarding, among other things, new certification requirements for entry-level commercial pilots, additional emergency training and stricter rules to minimize pilot fatigue. The FAA has issued a Notice of Proposed Rulemaking that would require all airline pilots to complete a minimum of 1,500 flight hours to obtain an Airline Transport Pilot license, which was formerly only required for captains. If the proposed rule is not amended, this requirement could negatively affect our ability to hire new pilots. Furthermore, the FAA has issued a separate Notice of Proposed Rulemaking applicable to Part 121 carriers, that include American, American Eagle and Executive, to change the required amount and timing of rest periods for pilots between work assignments, modifying duty and rest requirements based on the time of day, number of scheduled segments, flight types, time zones and other factors. The industry is seeking clarification from the FAA of certain provisions of the proposed rule. If the proposed rule is not amended, these requirements could have a negative effect on our ability to employ new pilots and on the scheduling of our pilots. Each of these rules could also increase competition for pilots within the airline industry. Such increased competition may disproportionately affect regional carriers, given the higher salaries paid by mainline carriers. Further, pursuant to an agreement with American, our current pilots have the option to transfer to American as positions with American become available. Failure to hire and retain pilots could materially adversely affect our business, financial condition or results of operations and limit our ability to implement our business strategies.

Our operations may result in losses, particularly if our future costs are higher or our revenues are lower than expected, and our agreements with customers could limit our ability to benefit from improved market conditions or increased operational efficiency.

The payments we will receive from our customers for our regional flight operations and ground handling services are based on pre-set rates. Certain costs will be paid or reimbursed by our customers, such as fuel costs, but we will not be reimbursed for many substantial costs, such as overhead, labor costs, costs of repairs on our equipment and most aircraft maintenance costs. As a result, our operating margin could be negatively impacted if our actual costs that are intended to be covered by the pre-set rates are higher than the expected costs that were used to establish these rates or if our non-reimbursed costs exceed our estimates for these costs. Our operating margin could also be negatively impacted by reduced utilization of our aircraft, withdrawal of our aircraft or reductions of the rates we are paid under our agreements, which could result in insufficient cash flow to pay our costs. Further, although our agreements with American will be subject to certain adjustments, the adjusted rates may not be sufficient to offset our costs and expenses. While the pre-set rates in our agreements and the ability to pass through certain costs to our customers reduce our financial risk and exposure to fluctuations, our agreements also limit our potential to experience higher earnings growth from improved market conditions or increased operational efficiency.

Our maintenance expenses may be higher than we anticipate and will increase as the fleet of aircraft that we maintain ages.

Following the spin-off, we will not own the aircraft that we will operate for American, but we will continue to be responsible for certain maintenance costs relating to the aircraft. As the fleet of aircraft that we maintain ages, the cost of maintaining the aircraft will likely increase. Because many aircraft components are required to be replaced after specified numbers of flight hours or take-off and landing cycles, and because new aviation technology may be required to be retrofitted, the cost to maintain aging aircraft will generally exceed the cost to maintain newer aircraft. If we are unable to pass along increased maintenance costs, any material increase in maintenance costs could have a material adverse effect on our business, financial condition or results of operations.

Following the spin-off, all of the aircraft we operate for American will be leased or subleased by us from American. In order to expand our regional flight operations, we may be required to acquire or lease additional aircraft.

Following the spin-off, all of the aircraft we operate for American will be leased or subleased by us from American. The terms of our agreements with American do not permit us to operate these aircraft for another carrier without the prior consent of American. In order to expand our business, we will initially seek to enter into capacity purchase contracts where we would lease aircraft from the mainline carrier and would not be required to acquire or enter into long-term leases with third parties regarding the aircraft we use to provide the services. However, we may be required to source the aircraft ourselves, enter into long-term leases with third parties or enter into pro-rate contracts in the future in order to compete for business. We may not be able to provide regional flight operations to other carriers and our ability to pursue growth opportunities could be severely limited if we are required to acquire aircraft or enter into long-term leases with third parties for aircraft and are unable to obtain financing or acceptable lease terms. In addition, if we are required to acquire or lease aircraft, then we will become subject to the risks associated with aircraft ownership and lease financing arrangements, and if we are required to enter into pro-rate contracts, we will become subject to additional costs and revenue risks that we currently do not have, such as the purchase of fuel and rising fuel prices.

We may not be able to access additional financing sources on favorable terms, or at all, which could adversely affect our ability to operate our business as planned and limit our ability to expand our business.

We are being initially capitalized by a cash contribution from AMR currently contemplated to be approximately $50 million and, in connection with the spin-off, we expect American to provide us with a revolving credit facility. We have no other established financing sources and have no credit history on a stand-alone basis. Our ability to operate our business as currently planned and to expand our business may require additional sources of capital and liquidity in the future. Since American will own our regional aircraft fleet and license certain facilities to us, we will have limited fixed assets following the spin-off that we could use as security for any future borrowings from other sources.

If we are not able to access additional capital on reasonable terms or are unable to provide collateral to obtain the financing we seek, we may not be able to grow our business or implement our strategy. Further, our ability to obtain additional capital depends on conditions in the capital and credit markets, which are beyond our control. In recent years, the U.S. capital and credit markets have experienced extreme volatility and disruption, which may make it difficult or impossible to obtain the financing we need to operate our business and implement our growth plans. We cannot make any assurances that the capital and credit markets will provide an acceptable source of long-term financing. If we require additional sources of financing and are not able to raise additional capital or borrow additional funds on terms acceptable to us, we may not be able to grow our business as planned, which could have a material adverse effect on our business, financial condition or results of operations and limit our ability to implement our business strategies.

The airline industry is capital intensive, and many factors could affect our ability to meet our capital needs.

The airline industry is capital intensive, and many factors could affect our ability to meet our capital needs. In order to conduct our business independently of American and to expand our operations, we will need to establish our own infrastructure, including the systems, facilities and services to support our operations. We may incur significant costs to implement the changes necessary to operate independently. Further, our revenues and initial financing will be dependent on American. Although we expect to receive an initial capital contribution from AMR and a revolving credit facility from American, we will have no other established financing sources. Our ability to meet our capital needs could be materially adversely impacted if our revenues from American decrease or if we are unable to borrow funds from American.

Our business could be harmed if we lose the services of our key personnel.

Our business depends on the efforts of our chief executive officer, Daniel P. Garton, and our other key management and operating personnel. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. Following the spin-off, because of the significant costs associated therewith, we will not maintain key man life insurance on Mr. Garton or our other key personnel.

We may be unable to obtain all of the engines, parts or related maintenance and support services we require from our suppliers, which could have a material adverse impact on our business.

We are dependent on certain suppliers for our engines, parts and related maintenance and support services. Any significant disruption or delay in the expected delivery schedule of parts or materials for our regional aircraft or ground handling equipment would affect our overall operations and could have a material adverse effect on our business, financial condition or results of operations.

If we do not compete effectively with other ground handling service providers, we could lose customers.

The ground services business is highly competitive, and ground handling service contracts can typically be terminated with 60 to 90 days notice. Service quality and price are particularly important competitive factors in the ground handling industry. In addition, some airlines that use third party ground handling service providers could decide to perform these services themselves. Although we believe that trends and projections in our industry are favorable for third party providers of ground services including Eagle, this may not prove to be the case as a result of factors outside of our control such as changes in economic conditions or a change in outsourcing strategies by airlines. In addition, some of our competitors have significant financial and other resources. If we do not compete effectively with other service providers, we could lose customers, which could have a material adverse affect on our business, financial condition or results of operation.

Our ground handling operations could be materially adversely affected if airports terminate our operating rights.

In order to provide ground handling services at an airport, we usually must have authorization from the local airport operator. This authorization generally can be terminated by the local airport operator at will and without cause. The loss of one or more of these authorizations to operate could affect our ability to operate ground handling services at these airports, which could materially adversely affect our business, financial condition or results of operations and our ability to implement our business strategies.

Strikes or labor disputes with our employees may adversely affect our ability to conduct our business and could result in the termination of the Air Services Agreement or Ground Handling Agreement or in significant reductions in the benefits of the agreements to us.

All of our pilots, flight attendants, dispatchers, fleet service clerks and a majority of our mechanics are represented by collective bargaining groups. Collectively, these employees represented approximately 60% of our workforce at September 1, 2011. Our collective bargaining agreement with our pilots becomes amendable in January 2013, our collective bargaining agreement with our mechanics becomes amendable in April 2012 and our collective bargaining agreement with ground school instructors becomes amendable in April 2012. Our collective bargaining agreements with our flight attendants, dispatchers, fleet service clerks and Canadian ramp agents and mechanics are currently amendable. If we are unable to reach agreement with any of our collective bargaining groups on the terms of their collective bargaining agreements upon their initial and amendable dates, we may be subject to work interruptions, stoppages or a fleet size reduction.

Any disruption by an employee work group (e.g., sick-out, slowdown, full or partial strike, or other job action) may adversely affect our ability to conduct our operations and fulfill our obligations under the Air Services Agreement or Ground Handling Agreement and impair our financial performance. Under the agreements, adverse consequences could result to us from a strike or a work stoppage or disruption, including possible termination of the Air Services Agreement and Ground Handling Agreement by American.

Our heavy reliance on technology and the technology of our operating partners could be harmful in the event of system failure.

We rely heavily on automated systems and technology to operate our business, including flight operations and telecommunications. American will provide us with certain information technology services, subject to some exceptions, only for a limited period of time pursuant to the Information Technology Transition Services Agreement with American. Any disruptions in these systems or the systems of our operating partners due to internal failures of technology or external interruptions, such as power outages, could result in the loss of critical data and/or cancellation of flights and have a material adverse effect on our business, financial condition or results of operations.

Further, in order to conduct our business independently of American and to expand our operations, we will need to establish our own infrastructure, including the systems, facilities and services to support our operations. We may be unable to implement successfully the changes necessary to operate independently, and we may incur significant costs that could materially adversely affect our business, financial condition and results of operations.

Increases in insurance costs or reductions in coverage could have an adverse impact on our business, financial condition or results of operations.

We carry insurance policies of the types customary in the airline industry and with limits we believe are adequate to protect us against material loss. American has agreed to place our insurance in conjunction with American’s insurance portfolio through July 1, 2012, in exchange for a service fee and may continue to do so after that date. To the extent American does not continue to place our insurance, we may have to pay additional costs and may need to obtain additional staffing and expertise. In addition, commercial insurers could increase their premiums or reduce the amount or types of insurance coverage available, which could have an adverse impact on our business, financial condition or results of operations. Although American will pay directly or reimburse us for the cost of certain of this insurance during the term of the Air Services Agreement and Ground Handling Agreement, we will be responsible for insurance not covered by these agreements (including directors’ and officers’ liability insurance) and for any additional premium charges that may need to be paid if we commence regional flight operations for other airlines or if our actions are the cause of any such premium increase.

The U.S. government has agreed to provide commercial war-risk insurance for U.S. based airlines through September 30, 2011, covering losses to employees, passengers, third parties and aircraft. If the U.S. government were to cease providing such insurance in whole or in part, it is likely that we could obtain comparable coverage in the commercial market, but we could incur substantially higher premiums and more restrictive terms, if such coverage is available at all. If we are unable to obtain adequate war-risk coverage at commercially reasonable rates, our business, financial condition or results of operations could be adversely impacted.

The costs of compliance with environmental laws and regulations may adversely affect our income and cash available for operations.

Under the Facilities Agreement, we must comply with all applicable legal requirements regarding hazardous materials and environmental conditions at the airport facilities licensed to us by American. Some of these laws and regulations impose joint and several liability on owners or operators for the costs of investigation or remediation of contaminated properties regardless of fault or the legality of the original disposal. In addition, the presence of any hazardous materials, or the failure to properly remediate these substances, may result in liability to us. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We cannot assure you that future laws, ordinances or regulations will not impose material environmental liability, or that the current environmental condition of the applicable airport facilities will not be affected by the operations or activities of unrelated third parties. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel or other sanctions and could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to the Regional Airline Industry

Increased competition in the regional airline industry or additional consolidations in the airline industry could affect our ability to implement our business strategies.

Our ability to provide regional flight operations to airlines other than American will be limited by existing relationships that the mainline carriers have with other regional operators. In addition, new competitors may enter the regional airline industry and our existing competitors may expand their regional airline operations, thus impacting our growth prospects. Capacity growth by our competitors could lead to significantly greater competition and may result in lower rates of return in our industry. Further, many of the mainline carriers are focused on reducing costs, which may also result in lower operating margins in our industry.

In addition to traditional competition among airlines, the industry faces competition from ground transportation alternatives. Video teleconferencing and other methods of electronic communication have also added a new dimension of competition to the industry as businesses and travelers seek substitutes for air travel.

The airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. Other developments include domestic and international codeshare alliances between mainline carriers. Any additional consolidation or significant alliance activity within the airline industry could limit the number of potential partners for whom we provide regional flight operations and limit our ability to implement our business strategies.

Certain mainline carriers may be restricted in conducting business with us, thereby limiting our ability to implement our business strategies.

The pilots’ unions of certain mainline carriers have negotiated collective bargaining agreements that restrict the number and/or size of regional aircraft that a particular carrier may operate. In addition, these scope clauses could become more restrictive in the future. Current scope clause restrictions and any additional limits on the number or types of regional jets we can fly for our potential codeshare partners could have a material adverse effect on our growth prospects and our ability to implement our business strategies.

American’s labor agreements may restrict our ability to grow our business with American, thereby limiting our ability to implement our business strategies.

American’s current labor agreements with the Allied Pilots Association and the Transportation Workers Union restrict the number and size of regional aircraft that American may operate, and we are currently the only regional carrier permitted to fly certain of these aircraft on American’s behalf. Additionally, the Transportation Workers Union collective bargaining agreement with American limits the amount of regional available seat miles flown on behalf of American to a fixed percentage of mainline available seat miles. Any further restrictions agreed to by American may reduce its ability to renew regional flight operations with us in the future, which could have a material adverse effect on our business, financial condition or results of operation.

Further, certain restrictions in American’s collective bargaining agreements could prevent us from flying for other carriers on the same FAA operating certificate being used for American’s regional flight operations. We currently fly for American on both of our two FAA operating certificates. Although we believe we may be able to consolidate our regional flight operations for American onto one of our two certificates in order to provide regional flight operations for other airlines using the other certificate, restrictions imposed by American or other carriers or problems consolidating American’s operations on one certificate could have a material adverse effect on our business, financial condition and results of operations.

The regional airline business is affected by many conditions beyond our control.

Demand for regional flight operations is affected by many conditions beyond our control, including, among others:

•	actual or potential changes in international, national, regional and local economic, business and financial conditions, including recession, inflation, higher interest rates, wars, terrorist attacks or political instability;

•	changes in consumer preferences, perceptions, spending patterns or demographic trends;

•	changes in the competitive environment due to industry consolidation, changes in airline alliance affiliations and other factors;

•	actual or potential disruptions to the air traffic control systems;

•	increases in costs of safety, security and environmental measures;

•	disruptions in the supply of fuel or increases in the prices for fuel;

•	conflicts overseas and terrorist attacks;

•	outbreaks of diseases that affect travel; and

•	weather and natural disasters.

In particular, there have been significant and steep increases in prices for fuel from time to time in recent years. Although the cost of fuel may be passed through to, or paid directly by, our customers, these increases may result in a decrease in flying by mainline carriers and reduced utilization of our regional flight operations. As a result, our business may be volatile and subject to rapid and unexpected change, which could have a material adverse effect on our business, financial condition or results of operations.

The regional airline business is subject to significant governmental regulation.

All interstate air carriers are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel engaged in flight, maintenance or operation activities; record keeping procedures in accordance with FAA rules; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements. Costs of continued compliance could have a material adverse effect on our business, financial condition or results of operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our business, financial condition or results of operations.

The occurrence of an aviation accident could have an adverse impact on our business, financial condition or results of operations.

An accident involving one of our aircraft could result in significant claims from injured passengers and others, as well as aircraft repair or replacement costs. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses, which could adversely affect our business, financial condition or results of operations. In addition, any aircraft accident, even if fully insured, could result in a public perception that our operations are less safe or reliable than other airlines, which could adversely impact our business, financial condition or results of operations.

Risks Relating to the Spin-Off

Our agreements with AMR and American may not reflect terms that would have resulted from arm’s-length negotiating among unaffiliated third parties.

Our agreements with AMR and American were negotiated in the context of our separation from AMR while we were still part of AMR. The terms of the agreements we will enter into with American and AMR prior to or contemporaneously with the spin-off are related to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among AMR or American and us. See “Agreements with AMR and Its Affiliates” for more detail. While we believe our agreements with American and AMR are on terms substantially similar to those that we would be able to obtain from an unrelated third party, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties.

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from AMR and American.

As an independent, publicly-traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, by separating from AMR and American, we may be more susceptible to market fluctuations and other adverse events than we would have been if we were we still a part of AMR. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. For example, it is possible that investors and securities analysts will not place a greater value on our business as an independent company than on our business as a part of AMR.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.

The historical and pro forma financial information we have included herein may not reflect what our results of operations, financial position and cash flows would have been had we been an independent, publicly-traded company during the periods presented, or what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily because:

•	our commercial relationship with AMR and American following the spin-off will be on different terms than the terms of our relationship prior to the spin-off;

•	our historical and pro forma financial information reflects allocations for certain services historically provided to us by AMR that may not reflect the costs we will incur for similar services in the future as an independent company; and

•	our historical and pro forma financial information does not reflect changes that we expect to experience in the future as a result of our separation from AMR, including changes in the cost structure, personnel needs, financing and operations of our business.

Following the spin-off, we also will be responsible for the additional costs associated with being an independent, publicly-traded company, including costs related to compliance with the Sarbanes-Oxley Act of 2002 (“SOX”), corporate governance matters and public reporting. Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this Information Statement.

If the distribution is determined to be taxable for U.S. Federal income tax purposes, our stockholders and AMR could incur significant U.S. Federal income tax liabilities.

The distribution is conditioned on the receipt by AMR, on or before the distribution date, of a private letter ruling from the IRS and an opinion from Baker Botts L.L.P., in each case, substantially to the effect that for U.S. Federal income tax purposes, the distribution (i) will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, (ii) will not result in taxable gain or loss to AMR (apart from gain recognition on the transfer of aircraft and certain other assets from Eagle to American prior to the spin-off), and (iii) will not result in gain or loss to the stockholders of AMR, except to the extent of cash received in respect of fractional shares. AMR submitted the private letter ruling request to the IRS on August 3, 2011 and expects to receive a response in November 2011. AMR can waive receipt of either or both of the tax opinion or private letter ruling as a condition to the distribution. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Distribution” for more detail.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are inaccurate or incomplete in any material respect, we may not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Internal Revenue Code, including with respect to the business purpose for the spin-off (which is required to be a corporate, rather than a stockholder level, business purpose) and with respect to whether the spin-off is a device for the distribution of earnings and profits (which is a facts and circumstances analysis). Rather, the private letter ruling is based upon representations by AMR that a business purpose exists for the spin-off and that the spin-off is not a device for the distribution of earnings and profits. Any inaccuracy in such representations could invalidate the private letter ruling. Therefore, in addition to obtaining the ruling from the IRS, AMR has made it a condition to the distribution that AMR obtain the opinion of Baker Botts L.L.P., as described above. The opinion of Baker Botts L.L.P. will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. The opinion will rely on the private letter ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, various factual representations and assumptions made by AMR and us. If any of these factual representations or assumptions are incorrect or incomplete in any material respect, the opinion rendered by Baker Botts L.L.P. could be invalidated. Neither we nor AMR are aware of any facts or circumstances that would cause any of the factual statements or representations that we will be expected to make in connection with the private letter ruling or the legal opinion to be incomplete or untrue or cause the facts on which the ruling and opinion will be based to be materially different from the facts at the time of the distribution.

Notwithstanding receipt by AMR of the private letter ruling, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that will be included in the request for the private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling. If the IRS were to determine that the distribution does not qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, AMR would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value. In addition, each AMR stockholder that received our shares in the distribution would generally be treated as if it had received a distribution to the extent of the fair market value of the shares received on the distribution date. The distribution would generally be treated as taxable dividend income to the extent of such holder’s pro rata share of the current and accumulated earnings and profits of AMR, if any. Any amount that exceeds such share of earnings and profits of AMR would be treated first as a reduction in the stockholder’s basis (but not below zero) in AMR common stock, and any remaining amounts would be treated as capital gain.

We are agreeing to certain restrictions on us to preserve the tax-free treatment of the distribution to AMR stockholders, which may reduce our strategic and operating flexibility following the distribution.

Even if the distribution otherwise qualifies as a tax-free transaction for U.S. Federal income tax purposes, the distribution will be taxable to AMR (but not to AMR stockholders) pursuant to Section 355(e) of the Internal Revenue Code if there are one or more acquisitions (including issuances) of the stock of either us or AMR, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Subject to certain exceptions, any acquisition of our common stock within two years before or after the distribution generally will be presumed to be part of such a plan unless we can rebut that presumption.

The covenants in, and our indemnity obligations under, the Tax Matters Agreement may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Further, as the Tax Matters Agreement relates to Section 355(e) of the Internal Revenue Code specifically, these covenants and indemnity obligations might discourage or delay a change of control that you may consider favorable. Under the Tax Matters Agreement, during the two-year period following the distribution, we may not, subject to certain exceptions, enter into or authorize (a) any transaction (including a merger) resulting in the acquisition of our stock or assets beyond certain thresholds, (b) any issuance of equity securities beyond certain thresholds or (c) any redemptions or repurchases of our common stock, unless certain conditions are satisfied.

A potential indemnity liability to AMR if the distribution is treated as a taxable transaction could materially adversely affect our company.

Generally, taxes resulting from the distribution failing to qualify as a tax-free distribution for U.S. Federal income tax purposes would be imposed on AMR and its stockholders. Under the Tax Matters Agreement, however, we would be required to indemnify AMR and its affiliates against all taxes imposed on AMR as a result of such failure to the extent those taxes arise as a result of an action taken by us after the distribution or otherwise results from any breach of any covenant or negative covenant of us under the Tax Matters Agreement. See “Agreements with AMR and Its Affiliates — Tax Matters Agreement.”

Our indemnification obligations to AMR and its affiliates are not limited by any maximum amount. If we are required to indemnify AMR or its affiliates under the circumstances set forth in the Tax Matters Agreement, our financial condition could be materially adversely affected.

A potential indemnity liability pursuant to our agreements with American could materially adversely affect our company.

We will have indemnity obligations pursuant to each of our agreements with American including with respect to certain actions we may take and certain failures to act in connection with the regional flight operations or ground handling services we provide. Our indemnification obligations to American are not limited by any maximum amount. If we are required to indemnify American under the circumstances set forth in the agreements, our financial condition could be materially adversely affected.

We may be unable to use net operating losses of the AMR consolidated group to offset future taxable income in taxable years beginning after the end of the year in which the distribution occurs.

In connection with the spin-off, AMR will allocate to us approximately $800 million of NOLs of the AMR consolidated group that are attributable to us. It is possible that the IRS could challenge the amount of NOLs allocated to us. If the IRS were successful in such a challenge, the amount of NOLs allocated to us and available for use would be reduced.

Further, our ability to use such NOLs against future taxable income could be limited if there is an ownership change (generally cumulative stock ownership changes exceeding 50% during a three-year period as determined under Section 382 of the Internal Revenue Code) with respect to (i) our common stock prior to or after the distribution or (ii) AMR common stock prior to the distribution.

To avoid a potential adverse effect on our ability to use the NOL carryover allocable to us for U.S. Federal income tax purposes, our amended and restated certificate of incorporation will contain a “5% Ownership Limitation,” which will prohibit certain transfers of our stock. The purpose of these transfer restrictions is to prevent a change of ownership from occurring within the meaning of Section 382 of the Internal Revenue Code (which ownership change would materially and adversely affect our ability to use the NOL carryover allocable to us from the AMR consolidated group). The 5% Ownership Limitation will be applicable to all stockholders except [•] and will remain in effect until the earlier to occur of (i) [•], 20[•], or such later date as may be approved by our board of directors, (ii) the repeal, amendment or modification of Section 382 of the Internal Revenue Code (and any comparable successor provision) in such a way as to render the restrictions imposed by Section 382 of the Internal Revenue Code no longer applicable to us, (iii) the beginning of our taxable year in which no available NOL carryovers remain, and (iv) the date on which the limitation amount imposed by Section 382 of the Internal Revenue Code would not be materially less than our remaining NOL carryovers. Even with the 5% Ownership Limitation, no assurance can be given that an ownership change will not occur, in which case the availability of our substantial NOL carryover and other U.S. Federal income tax attributes would be significantly limited.

We will rely on certain services from American following the spin-off and may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

We have historically operated as part of AMR’s corporate organization. Following the spin-off, we intend to use certain of American’s systems, facilities and services to support some of our operations, including our information technology support, banking services, benefits and retirement services, employee services, medical/clinical services, payroll services, tax administration, certain legal services and training services. While American will continue to provide operational support services under the terms of the Air Services Agreement, American’s provision of other services will continue, subject to some exceptions, only for a limited period of time and will be governed by our Transition Services Agreement and Information Technology Transition Services Agreement with American. To the extent American fails to perform such services for us, we will have little recourse, and our business, financial condition and results of operation could be materially adversely affected. American will have the right to terminate the Information Technology

Transition Services Agreement if both the Air Services Agreement and Ground Handling Agreement are terminated, and will have the right to terminate the Transition Services Agreement if the Air Services Agreement is terminated. In addition, if a default occurs under the Transition Services Agreement or Information Technology Transition Services Agreement, and such default gives American the right to terminate the Transition Services Agreement or Information Technology Transition Services Agreement, American will have the right to terminate the Air Services Agreement. For a description of these services and agreements, please read “Agreements with AMR and Its Affiliates.”

Further, in order to conduct our business independently of American and to expand our operations, we will need to establish our own infrastructure, including the systems, facilities and services to support our operations. We may be unable to successfully implement the changes necessary to operate independently, and we may incur significant costs that could materially adversely affect our business, financial condition and results of operations.

The requirements of being a public company may strain our resources and distract our management.

Following the spin-off, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. As a public company, we will be subject to the reporting requirements of the Exchange Act and the requirements of SOX. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. SOX requires that we maintain disclosure controls and procedures and internal control over financial reporting. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a material adverse effect on our business, financial condition or results of operations.

To operate as an independent public company, including maintaining the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff, provide additional management oversight and obtain additional operational and financial resources. Any expansion plans would require an even greater amount of management, financial and operational resources. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, harm our ability to operate our business and reduce the trading price of our common stock. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition or results of operations and limit our ability to implement our business strategies.

Prior to the distribution, we will transfer to American certain aircraft and certain other assets, which will result in the recognition of substantial amounts of taxable gain.

Prior to the distribution, all of our jet aircraft, certain fixed assets (generally consisting of leasehold improvements and certain equipment) that relate to our regional flight operations and ground handling services, and certain intercompany receivables owed to us by American, will be transferred by us to American. In consideration for the transfer of the jet aircraft by us to American, American will take the jet aircraft subject to, and we will be released from, indebtedness related thereto. See “Agreements with AMR and Its Affiliates — Purchase Agreement, Contemporaneous Leases and Other Asset Transfers and Restructurings.” These asset transfers will be treated as taxable sales for U.S. Federal income tax purposes and will result in the recognition of substantial amounts of taxable gain by us, which gain will be includible in the U.S. Federal consolidated tax return filed by the AMR consolidated group. AMR expects that no material amounts of U.S. Federal income taxes will be payable on this gain because the gain is expected to be offset by available NOL carryovers of the AMR consolidated group. However, this use of NOL carryovers will reduce the amount of future NOL carryovers available to us and the AMR consolidated group. Moreover, the AMR consolidated group may incur certain state income taxes on these asset transfers. We will not reimburse AMR for any tax liabilities, or reduction in tax attributes, arising as a result of the transfer of assets to American.

Certain of the contracts and assets to be transferred or assigned to us contain provisions requiring the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts and assets in the future.

Certain of the contracts and assets to be transferred or assigned to us in connection with the reorganization, separation and distribution require the consent of a third party to transfer or assign such contract or asset. Although we currently intend to seek such consents, if we are unable to obtain such consents on commercially reasonable and satisfactory terms, our ability to obtain the benefit of such contracts and assets in the future may be impaired.

American will also license to us the right to use certain of its facilities in our operations on behalf of American. We may not obtain the consent of a third party to these license arrangements based on our belief that no consent is required. It is possible that a third party may take the position that a consent was required and if this position prevails, our ability to use these facilities may be materially adversely impacted.

Risks Relating to our Common Stock and the Securities Market

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the distribution, and following the distribution, our stock price may fluctuate significantly.

There is currently no public market for our common stock. It is anticipated that before the distribution date, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future. The lack of an active market may make it more difficult for you to sell our shares and could lead to our share price being depressed or more volatile.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of some AMR stockholders and, as a result, these AMR stockholders may sell our shares after the distribution;

•	American’s exercise of its aircraft withdrawal rights under the Air Services Agreement;

•	success or failure of our efforts to obtain business from other airlines and other parts of our business strategy;

•	actual or anticipated fluctuations in our operating results due to other factors related to our business;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. This has been particularly true in recent years. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline.

The shares of our common stock that AMR distributes to its stockholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any significant stockholder to sell our common stock following the distribution, it is possible that some AMR stockholders, possibly including some of our larger stockholders, will sell our common stock received in the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may cause the market price of our common stock to decline.

Your percentage ownership in Eagle will be diluted in the future.

Your percentage ownership in Eagle will be diluted in the future because of AMR common stock-based equity awards that have been granted to employees of Eagle that will be converted into Eagle common stock-based equity awards upon consummation of the distribution, as well as any additional Eagle common stock-based equity awards that are granted to our directors, officers and employees in the future. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future.

Certain contractual provisions in our Spin-Off Agreements and provisions in our amended and restated certificate of incorporation and amended and restated by-laws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Certain contractual provisions in our Spin-Off Agreements may prevent or delay an acquisition of our company. Under the Tax Matters Agreement, during the two-year period following the distribution, we may not, subject to certain exceptions, enter into or authorize any transaction resulting in the acquisition of our common stock or assets beyond certain thresholds and certain other transactions, unless certain conditions are satisfied. In addition, some of our Spin-Off Agreements, including the Air Services Agreement and Ground Handling Agreement, may be terminated by American if there is a change of control of our company.

Our amended and restated certificate of incorporation and amended and restated by-laws and Delaware law contain provisions that may deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the potential acquiror and to encourage potential acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings and the right of our board to issue preferred stock without stockholder approval.

Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us. For more information, see “Description of Our Capital Stock — Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and By-laws.”

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board and by providing our board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board determines is not in the best interests of our company and our stockholders.

In addition, to avoid a potential adverse effect on our ability to use the NOL carryover allocable to us for U.S. Federal income tax purposes, our amended and restated certificate of incorporation will contain a “5% Ownership Limitation,” which will prohibit certain transfers of our stock. The purpose of these transfer restrictions is to prevent a change of ownership from occurring within the meaning of Section 382 of the Internal Revenue Code (which ownership change would materially and adversely affect our ability to use the NOL carryover allocable to us from the AMR consolidated group). The 5% Ownership Limitation will be applicable to all stockholders except [•] and could prevent our stockholders from engaging in certain transactions in our common stock. See “Description of Our Capital Stock — Common Stock — 5% Ownership Limitation.”

Our charter documents include provisions limiting voting by foreign owners.

Our amended and restated certificate of incorporation provides that no shares of capital stock may be voted by or at the direction of persons who are not citizens of the United States unless the shares are registered on a separate stock record. Our amended and restated by-laws further provide that no shares will be registered on this separate stock record if the amount so registered would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States. See “Description of Our Capital Stock — Common Stock — Voting Rights.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains various “forward-looking statements” which represent our expectations or beliefs concerning future events. When used in this document, the words “expects,” “estimates,” “plans,” “anticipates,” “indicates,” “believes,” “projects,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “could,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe our strategies, objectives, plans or goals, or actions we may take in the future, are forward-looking statements. Forward-looking statements include, without limitation:

•	the expected benefits of the separation;

•	our business strategies, plans and objectives, including the anticipated impact of such strategies, plans and objectives;

•	our future operating and financial performance;

•	our expectations concerning operations and financial conditions, including changes in utilization, revenues, and costs;

•	expectations regarding opportunities for growth;

•	future financing plans and needs; and

•	overall economic and industry conditions.

Other forward-looking statements include statements which do not relate solely to historical facts, such as statements which discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. All forward-looking statements in this Information Statement are based upon information available to us on the date of this Information Statement. Neither we nor AMR undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to a number of factors that could cause our actual results to differ materially from our expectations. The factors discussed or referenced under the section “Risk Factors” could cause our actual results to differ materially from historical results and from those expressed in forward-looking statements.

THE SPIN-OFF

Background

On [•], 2011, the AMR board of directors approved the complete legal and structural separation of Eagle from AMR, following which Eagle will be an independent, publicly-traded company. On [•], 2011, we changed the name of our company from AMR Eagle Holding Corporation to [•]. Prior to or contemporaneously with the distribution, among other things, (i) all of our jet aircraft and certain intercompany receivables owed to us by American (including our $293 million account receivable due from American at June 30, 2011), will be transferred to American; (ii) in consideration for the transfer of the jet aircraft by us to American, American will take the jet aircraft subject to, and we will be released from, indebtedness related to the aircraft, on which AMR is already the guarantor; (iii) certain of the fixed assets, generally consisting of leasehold improvements and certain equipment, that relate to our regional flight operations and ground handling services will be transferred from Eagle to American; (iv) certain of the airport leasehold interests relating to our regional flight operations and ground handling services will be assigned to American, to the extent permitted by third parties; (v) all airport operating rights relating to our regional flight operations will either be corrected or reallocated to American, to the extent permitted by third parties; (vi) we will effect a recapitalization so that the number of outstanding shares of our common stock will be equal to the number of shares to be distributed by AMR in the distribution; (vii) certain payables aggregating approximately $135 million at June 30, 2011, will be retained by us, but American or AMR will agree to be responsible for, and we will be released from, certain other payables, workers’ compensation liabilities and accrued interest (totaling approximately $50 million at June 30, 2011) that we previously incurred on their behalf; (viii) any remaining intercompany payables and receivables between us and our affiliates, on the one hand, and AMR and its other affiliates, on the other hand, that have not been previously settled, will be settled; and (ix) AMR will make a capital contribution to us currently contemplated to be approximately $50 million in cash. For more information, see “Agreements with AMR and Its Affiliates.”

To accomplish the spin-off, AMR will, following the reorganization, distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to AMR stockholders on a pro rata basis. Following the distribution, AMR will not own any equity interest in us, and we will operate independently from AMR. No vote of AMR’s stockholders is required or is being sought in connection with the distribution, and AMR’s stockholders will not have any appraisal rights in connection with the distribution.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, AMR has the right not to complete the distribution if, at any time, the board of directors of AMR determines, in its sole discretion, that the spin-off is not in the best interests of AMR or its stockholders, or that market conditions are such that it is not advisable to separate Eagle from AMR. For a more detailed description, see “— Conditions to the Distribution.”

Reasons for the Spin-Off

The AMR board of directors has regularly reviewed the businesses that comprise AMR to ensure that AMR’s resources are being put to use in a manner that is in the best interests of AMR and its stockholders. In reaching the decision to separate Eagle and to pursue a spin-off of Eagle, the AMR board of directors first considered the benefits that would derive from a divestiture of Eagle. The board then considered possible transaction structures, including a sale or merger of some or all of the Eagle business to or with third parties or a spin-off. The board of directors of AMR also considered other options, including a potential initial public offering. AMR’s management retained Evercore Partners and Citigroup Global Markets Inc. to advise management and assist in the evaluation of these strategic alternatives with respect to AMR’s ownership of Eagle. The board evaluated these alternatives with the goal of enhancing stockholder value with the input and advice of AMR and Eagle management.

As a result of this evaluation, the AMR board of directors first determined that proceeding with a divestiture of Eagle would be in the best interests of AMR and its stockholders. The AMR board of directors considered the following potential benefits in making its determination to pursue a divestiture of Eagle:

•	Improved Positioning for Eagle’s Growth. As part of a combined company, Eagle’s growth initiatives were limited in terms of available funding, resources and prioritization, as compared to American’s other business operations. Eagle’s ability to pursue regional flight operations and ground handling business with other airlines was also limited because of its ownership by American, a competitor airline. The separation of Eagle should provide Eagle with more flexibility to conduct its operations, invest in its business and pursue growth opportunities.

•	Maximizing Eagle’s Potential. The separation of Eagle should also provide Eagle with more flexibility to restructure its operations and operating costs, as appropriate or necessary, to reflect current market forces and compete more effectively in the market. As an independent company, AMR believes Eagle will be better positioned to address its operational and cost challenges than as a wholly-owned subsidiary of a significantly larger company in a different industry segment. For example, Eagle may be able to introduce systems which are less complex and more suitable for the needs of a smaller regional airline in order to design solutions that its current systems cannot support. Additionally, Eagle’s independence will allow it to allocate resources, negotiate with and make decisions regarding its employees and establish relationships with vendors without regard to the impact on the resources, employees and vendors of American. AMR believes any such restructuring of Eagle’s operations or operating costs should increase the probability of long-term success of Eagle and should position Eagle competitively to retain and earn a portion of American’s existing or new business and to pursue other growth opportunities.

•	Potential Diversification of American’s Regional Flight Operations. Following the spin-off, although American will commit to having Eagle initially provide regional flight operations for a nine-year term American believes that the separation of Eagle and the ability to withdraw aircraft during the term of the Air Services Agreement will provide American with the flexibility to seek additional and future regional flight capacity from other regional airlines. This potential diversification of American’s regional feed will enhance American’s ability to continue to source regional flight operations at competitive market rates. In addition, diversification of American’s regional feed would reduce the risks associated with dependence on primarily one provider for regional flight operations.

•	Capital Allocation and Availability. As separate entities, AMR and Eagle will have more efficient capital structures through which to fund their growth. The separated companies will not compete internally for capital and both companies will have more flexibility to access capital markets. This will also provide each company’s management more control over capital resources from which to make strategic investments in their respective businesses.

The board of directors of AMR also considered the following material costs and risks associated with a divestiture of Eagle: any potential negative impact on AMR credit ratings as a result of the divestiture of our assets; the possibility that we may experience disruptions in our business as a result of making the changes necessary to operate as an independent company; the loss of synergies from operating as one company, as we transition from American’s support systems and establish our own infrastructure, systems, facilities and services; our need to capitalize our business appropriately as a stand-alone entity; and the allocation of future growth opportunities. The board of directors of AMR concluded that the potential benefits of a divestiture of Eagle outweigh the potential negative factors.

The board of directors of AMR then considered possible approaches for the divestiture and concluded, on a preliminary basis, that the spin-off would provide an efficient way to separate the businesses without the need for a sale process and would be beneficial to AMR’s stockholders because of the potential for tax free treatment to the stockholders and the fact that AMR stockholders could, following the spin-off, make independent investment decisions with respect to AMR and Eagle. At the same time, AMR believes the spin-off should allow Eagle as an independent, publicly-traded company to have greater access to more diverse sources of financing. The board of directors of AMR also considered the following material costs and risks associated with a spin-off of Eagle: challenges to its ability to obtain financing on favorable terms due to its limited fixed assets and lack of credit history as an independent company; the additional legal, accounting and administrative costs and regulatory and reporting requirements associated with being an independent, publicly traded company; the risk that the combined trading prices of our common stock and AMR common stock after the distribution may be lower than the trading price of AMR common stock before the distribution; and the limitations on our business growth prospects under the Spin-Off Agreements.

The material benefits of a divestiture and spin-off discussed above are all of the material reasons the AMR board considered for engaging in the divestiture and the spin-off of Eagle. In view of the variety of factors considered and the complexity of these matters, AMR’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. Although AMR continues to move forward with the spin-off of Eagle, AMR also continues to explore alternatives, such as divesting Eagle through a sale and may retain Eagle depending on various facts and circumstances at the time the final decision to proceed is made.

Treatment of 401(k) Shares for Employees and Former Employees

We will provide benefit plans and arrangements in which our employees will participate following the spin-off. Generally, vested and certain unvested account balances under AMR’s tax-qualified savings plan that relate to our current employees will be transferred directly to the tax-qualified savings plan that we will establish. See “Agreements with AMR and Its Affiliates — Employee Matters Agreement.”

Interests of Certain Persons in the Spin-Off

On June 10, 2010, AMR and American entered into an American Eagle Assignment Agreement with Mr. Garton. This agreement provides certain compensation to Mr. Garton if the spin-off is completed or if AMR otherwise divests Eagle. For a description of the agreement, see “Executive Compensation — Discussion Regarding Fiscal Year 2008, 2009 and 2010 Summary Compensation Table and Fiscal Year 2010 Grants of Plan-Based Awards Table — Assignment Agreement with Mr. Garton.”

In November 2010, AMR also entered into an arrangement with John Hutchinson, our Senior Vice President — Finance and Planning and Chief Financial Officer, in connection with the proposed spin-off transaction. See “Executive Compensation — Arrangement with Mr. Hutchinson.”

In May 2011, the AMR Compensation Committee determined that it was necessary to retain Fred Cleveland, our Senior Vice President & COO — Technical Services, through the spin-off to ensure continuity of leadership and to provide Eagle with substantial industry business experience during its transition to operation as an independent, publicly-traded company. As a result, the committee decided to vest Mr. Cleveland in the retirement air travel perquisite described under “Executive Compensation — Post-Employment Compensation — Retirement” if he remains employed by Eagle through June 1, 2014.

Each of our directors, officers or employees will be indemnified by us in the event he or she becomes a party to a proceeding due to his or her status as our director, officer or employee, unless he or she was engaged in willful misconduct or a knowing violation of criminal law.

Except for the foregoing, none of our directors or officers or AMR’s directors or officers will receive any benefits or remuneration not received by stockholders in connection with the distribution.

Manner of Effecting the Spin-Off

AMR will effect the spin-off by distributing to its stockholders, as a pro rata distribution, one share of our common stock for every [•] shares of AMR common stock outstanding as of [•], 2011, the record date of the distribution.

Prior to the distribution, AMR will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Following the distribution date, which is [•], 2011, the distribution agent will electronically deliver the shares of our common stock issuable in the distribution to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership where no physical share certificates are issued to stockholders, as is the case in this distribution.

Commencing on or shortly after the distribution date, if you are a registered holder of AMR shares entitled to shares of our common stock, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name.

Please note that if you sell any of your shares of AMR common stock on or before the distribution date, the buyer of those shares, and not you, may in certain circumstances be entitled to receive the shares of our common stock issuable in respect of the AMR shares sold. See “— Trading Prior to the Distribution Date” for more information.

A number of AMR stockholders hold their AMR common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your AMR common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the common stock of our company that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in street name, we encourage you to contact your bank or brokerage firm.

Stockholders of AMR are not being asked to take any action in connection with the distribution. No stockholder approval of the distribution is required or is being sought. We are not asking you for a proxy, and request that you not send us a proxy. You are also not being asked to surrender any of your shares of AMR common stock for shares of our common stock. The number of outstanding shares of AMR common stock you own will not change as a result of the distribution.

We expect to incur approximately $[•] million of costs associated with the separation, primarily related to consulting and audit fees, board search and recruiting costs and legal expenses. Substantially all of these costs have been or will be funded directly by AMR or American, and some will be funded by us using the capital contribution to be paid by AMR to us.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares in connection with the distribution. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each AMR stockholder who would otherwise have been entitled to receive a fractional share in the distribution. The distribution agent will, in its sole discretion, without any influence by AMR or us, determine when, how, through which broker-dealer and at what price to sell the shares. The distribution agent and any broker-dealer used by the distribution agent will not be an affiliate of either AMR or us.

The distribution agent will send a check to each registered holder of AMR common stock who is entitled to a fractional share representing the cash amount deliverable in respect of the stockholder’s fractional share interest as soon as practicable following the distribution date. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds from the sales. No interest will be paid on any cash distributed in respect of fractional shares. The receipt of cash in respect of fractional shares will generally be taxable to the recipients. See “— Material U.S. Federal Income Tax Consequences of the Distribution” below for more information.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a discussion of the material U.S. Federal income tax consequences to the holders of AMR common stock in connection with the distribution. This discussion is based on the Internal Revenue Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This discussion is limited to holders of AMR common stock that are U.S. Holders, as defined immediately below. A U.S. Holder is a beneficial owner of AMR common stock that is for U.S. Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This discussion also does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. Federal income tax laws, such as:

•	non-U.S. persons;

•	dealers or brokers in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies (including mutual funds) or grantor trusts;

•	persons who acquired AMR common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of AMR equity;

•	holders owning AMR common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. Federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	corporations that are subject to the alternative minimum tax; or

•	persons that own AMR common stock through partnerships or other pass-through entities.

This discussion does not address the U.S. Federal income tax consequences to AMR stockholders who do not hold AMR common stock as a capital asset. Moreover, this discussion does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. Federal income tax purposes) holds AMR common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

The Distribution and Tax-Free Transaction Status

The distribution is conditioned on the receipt by AMR, on or before the distribution date, of a private letter ruling from the IRS and an opinion of Baker Botts L.L.P., in each case, substantially to the effect that, for U.S. Federal income tax purposes, the distribution (i) will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, (ii) will not result in taxable gain or loss to AMR (apart from gain recognition on the transfer of aircraft and certain other assets from Eagle to American prior to the spin-off) and (iii) will not result in gain or loss to the stockholders of AMR, except to the extent of cash received in respect of fractional shares. AMR submitted the private letter ruling request to the IRS on August 3, 2011 and expects to receive a response in November 2011. AMR may waive receipt of either or both of the tax opinion or private letter ruling as a condition to the distribution.

Assuming the distribution qualifies as a tax-free distribution, then for U.S. Federal income tax purposes:

•	the distribution will not result in any taxable income, gain or loss to AMR (apart from gain recognition on the transfer of aircraft and certain other assets from Eagle to American prior to the spin-off);

•	no gain or loss will be recognized by, or be includible in the income of, an AMR stockholder upon receipt of shares of our common stock in the distribution;

•	any cash received in respect of fractional share interests in our common stock will give rise to taxable gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests (determined as described below), and such gain or loss will be capital gain or loss if the AMR common stock on which the distribution is made is held as a capital asset on the distribution date;

•	the aggregate tax basis of the AMR common stock and our common stock in the hands of each AMR stockholder immediately after the distribution (including any fractional interests to which the stockholder would be entitled) will equal the aggregate tax basis of the AMR common stock held by the holder immediately before the distribution, allocated between the common stock of AMR and our common stock in proportion to their relative fair market values on the distribution date; and

•	the holding period of our common stock received by each AMR stockholder will include the holding period of its AMR common stock.

AMR’s stockholders that have acquired different blocks of AMR common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of AMR common stock.

Although a private letter ruling relating to the qualification of the distribution under Section 355 of the Internal Revenue Code will generally be binding on the IRS, if the factual representations or assumptions made in the ruling request are inaccurate or incomplete in any material respect, we may not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Internal Revenue Code, including with respect to the business purpose for the spin-off (which is required to be a corporate, rather than a stockholder level, business purpose) and with respect to whether the spin-off is a device for the distribution of earnings and profits (which is a facts and circumstances analysis). Rather, such a private letter ruling is based upon representations by AMR that a business purpose exists for the spin-off and that the spin-off is not a device for the distribution of earnings and profits. Any inaccuracy in such representations could invalidate the private letter ruling. Therefore, in addition to obtaining the ruling from the IRS, AMR has made it a condition to the distribution that AMR obtain the opinion of Baker Botts L.L.P., as described above. The opinion will rely on the private letter ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, various factual representations and assumptions made by AMR and us. If any of these factual representations or assumptions are incorrect or incomplete in any material respect, the opinion rendered by Baker Botts L.L.P. could be invalidated. Opinions of counsel are not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion of Baker Botts L.L.P. As a result, the conclusions expressed in the opinion of

Baker Botts L.L.P. could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable.

Tax Consequences if the Distribution is Not a Tax-Free Transaction

Notwithstanding receipt by AMR of the ruling and opinion of counsel, the IRS could assert that the distribution does not qualify as a tax-free distribution for U.S. Federal income tax purposes. If the distribution were not to qualify as a tax-free transaction, AMR would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value and each AMR stockholder who received our common stock in the distribution would generally be treated as if it had received a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the extent of the stockholder’s pro rata share of AMR’s current and accumulated earnings and profits;

•	a reduction in the stockholder’s basis (but not below zero) in AMR common stock to the extent the amount received exceeds the stockholder’s share of AMR’s earnings and profits; and

•	a taxable capital gain from the exchange of AMR common stock to the extent the amount received exceeds both the stockholder’s share of AMR’s earnings and profits and the basis in the stockholder’s AMR common stock.

In addition, even if the distribution were to otherwise qualify under Section 355 of the Internal Revenue Code, it may be taxable to AMR (but not to AMR’s stockholders) under Section 355(e) of the Internal Revenue Code, if the spin-off were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest in AMR or us. For this purpose, any acquisitions of AMR common stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or AMR may be able to rebut that presumption.

In connection with the spin-off, we and AMR will enter into a Tax Matters Agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the spin-off. In general, under the terms of the Tax Matters Agreement, in the event the distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code (including as a result of Section 355(e) of the Internal Revenue Code), and if such failure was the result of actions taken after the distribution by AMR or us, the party responsible for such failure would be responsible for all taxes imposed on AMR to the extent that such taxes result from such actions. Furthermore, if the failure was not the result of actions taken after the distribution by AMR or us, AMR would be responsible for all tax-related liabilities arising as a result of the distribution failing to qualify as a tax-free distribution for U.S. Federal income tax purposes. For a more detailed discussion, see the section entitled “Agreements with AMR and Its Affiliates — Tax Matters Agreement.” Our indemnification obligations to AMR and its affiliates are not limited in amount or subject to any cap. If we are required to indemnify AMR and its affiliates under the circumstances set forth in the Tax Matters Agreement, we may be subject to substantial liabilities.

The foregoing is a description of material U.S. Federal income tax consequences of the distribution under current law. The foregoing does not purport to address all U.S. Federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of stockholders. You should consult your tax advisor as to the particular tax consequences of the distribution, including the application of U.S. Federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Asset Transfers Occurring Prior to Spin-off

Prior to the distribution, all of our jet aircraft, certain fixed assets (generally consisting of leasehold improvements and certain equipment) that relate to our regional flight operations and ground handling services, and certain intercompany receivables owed to us by American, will be transferred by us to American.

In consideration for the transfer of the jet aircraft by us to American, American will take the jet aircraft subject to, and we will be released from, indebtedness related to the aircraft, on which AMR is already the guarantor. See “Agreements with AMR and Its Affiliates — Purchase Agreement, Contemporaneous Leases and Other Asset Transfers and Restructurings.” These asset transfers will be treated as taxable sales for U.S. Federal income tax purposes and will result in the recognition of substantial amounts of taxable gain by us, which gain will be includible in the U.S. Federal consolidated tax return filed by the AMR consolidated group. AMR expects that no material amounts of U.S. Federal income taxes will be payable on this gain because the gain is expected to be offset by available NOL carryovers of the AMR consolidated group. However, this use of NOL carryovers will reduce the amount of future NOL carryovers available to us and the AMR consolidated group. Moreover, the AMR consolidated group may incur certain state income taxes on these asset transfers. We will not reimburse AMR for any tax liabilities, or reduction in tax attributes, arising as a result of the transfer of assets to American.

Information Statement

U.S. Treasury Regulations require each AMR stockholder that immediately before the distribution owned 5% or more (by vote or value) of the total outstanding stock of AMR to attach to such stockholder’s U.S. Federal income tax return for the year in which such stock is received a statement setting forth certain information related to the tax-free nature of the distribution.

Results of the Distribution

After the distribution, we will be an independent, publicly-traded company. Immediately following the distribution, we estimate we will have approximately [•] million shares of our common stock issued and outstanding (based on the number of shares of AMR common stock expected to be outstanding as of the record date). The actual number of shares of our common stock to be distributed in the distribution will depend on the actual number of shares of AMR common stock outstanding on the record date. The distribution will not affect the number of outstanding shares of AMR common stock, although we expect the trading price of shares of AMR common stock immediately following the distribution to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the Eagle business. Furthermore, until the market has fully analyzed the value of AMR without the Eagle business, the price of shares of AMR common stock may trade with increased volatility.

We have entered into the Air Services Agreement and Purchase Agreement with American and, prior to the spin-off, we will enter into a Separation and Distribution Agreement, the Ground Handling Agreement and additional agreements with AMR and American. These agreements will govern the relationship between Eagle and AMR and its affiliates up to and subsequent to the completion of the separation, provide for the transfer, assignment or reallocation of assets and past and future liabilities and obligations between Eagle and AMR and its affiliates, and set forth the terms and conditions for the business and services conducted between Eagle and our affiliates, on the one hand, and AMR and its affiliates, on the other hand, following the spin-off. Further, all of the aircraft that we operate for American under the Air Services Agreement are or will be leased or subleased to us by American, and the leases will terminate before or contemporaneously with any termination of the Air Services Agreement. As a result, following the completion of the spin-off, we will have no aircraft debt and all aircraft rental payments will be paid directly or reimbursed by American. In addition, AMR will make a cash capital contribution to us in connection with the spin-off, and we expect American to provide us with a revolving credit facility. We describe these arrangements in greater detail under “Agreements with AMR and Its Affiliates.”

Listing and Trading of our Common Stock

As of the date of this Information Statement, we are a wholly-owned subsidiary of AMR. Accordingly, there is currently no public market for our common stock, although a “when-issued” market in our common stock may develop prior to the distribution. See “— Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the [•] under the symbol “[•].” Following the distribution, AMR common stock will continue to trade on the New York Stock Exchange under the symbol “AMR.”

Neither we nor AMR can assure you as to the trading price of AMR common stock or our common stock after the distribution, or as to whether the combined trading prices of our common stock and the AMR common stock after the distribution will be less than, equal to or greater than the trading prices of AMR common stock prior to the distribution. The trading price of our common stock may fluctuate significantly following the distribution. See “Risk Factors — Risks Relating to our Common Stock and the Securities Market” for more detail.

The shares of our common stock distributed to AMR stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the distribution include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for Federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended (“the Securities Act”), or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

It is anticipated that prior to the distribution and continuing through the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to the purchase or sale of our common stock on or before the distribution date on a conditional basis because our shares of common stock will have been authorized but will not yet have been issued. On the first trading day following the distribution date, any when-issued trading in respect of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed.

The when-issued trading market will be a market for the shares of our common stock that will be distributed to AMR stockholders on the distribution date. If you own shares of AMR common stock at the close of business on the record date, you will be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of AMR common stock you own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and regular-way trading will begin.

Following the distribution date, we expect shares of our common stock to be listed on the [•] under the trading symbol “[•].” We will announce our trading symbol for when-issued trading when and if it becomes available.

It is also anticipated that AMR common stock will continue to trade on a “regular-way” market, and an “ex-distribution” market may develop prior to the distribution. Shares of AMR common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of AMR common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. If an ex-distribution market develops prior to the distribution, shares that trade on the ex-distribution market would trade without an entitlement to shares of our common stock distributed pursuant to the distribution. If you own shares of AMR common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you would still receive the shares of our common stock that you would otherwise be entitled to receive pursuant to the distribution. If you plan to sell your shares of AMR common stock prior to the distribution date, you should consult with your stockbroker, bank or other nominee and discuss whether you want to sell your AMR common stock or the Eagle common stock you will receive in the distribution, or both.

Conditions to the Distribution

We expect that the separation and distribution will be effective on the distribution date, provided that the following conditions, among others, shall have been satisfied or waived by AMR:

•	the board of directors of AMR shall have authorized and approved the separation and distribution and not withdrawn such authorization and approval, and shall have declared the dividend of Eagle common stock to AMR stockholders;

•	the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;

•	our Registration Statement on Form 10, of which this Information Statement is a part, shall have become effective under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the [•] or another national securities exchange approved by AMR, subject to official notice of issuance;

•	the reorganization shall have been completed to the satisfaction of AMR;

•	AMR shall have received a private letter ruling from the IRS, and an opinion from Baker Botts L.L.P., in each case, substantially to the effect that for U.S. Federal income tax purposes, the distribution (i) will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, (ii) will not result in taxable gain or loss to AMR (apart from gain recognition on the transfer of aircraft and certain other assets from Eagle to American prior to the spin-off) and (iii) will not result in gain or loss to the stockholders of AMR, except to the extent of cash received in respect of fractional shares;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution shall be in effect, and no other event outside the control of AMR shall have occurred or failed to occur that prevents the consummation of the distribution;

•	no other events or developments shall have occurred prior to the distribution date that, in the judgment of the board of directors of AMR, would result in the spin-off having a material adverse effect on AMR or its stockholders;

•	prior to the distribution date, this Information Statement shall have been mailed to the holders of AMR common stock as of the record date;

•	AMR, the current stockholder of Eagle, shall have duly elected the individuals listed in this Information Statement as members of our post-distribution board of directors, and such individuals shall be the members of our board of directors immediately after the distribution;

•	immediately prior to the distribution date, our amended and restated certificate of incorporation and amended and restated by-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect;

•	we shall have taken all actions necessary to cause AMR to have all right, title and interest in and to any reserve or similar accounts established to meet any obligations owing by us for any workers’ compensation claims or workers’ compensation liabilities arising prior to the distribution and we shall have waived and released any right, title or interest to any such accounts; and

•	the AMR board shall have received an opinion from a third party financial advisor relating to the solvency and capital adequacy of AMR following the distribution.

The fulfillment of the foregoing conditions will not create any obligation on the part of AMR to effect the distribution. AMR has the right not to complete the distribution if, at any time, the board of directors of

AMR determines, in its sole discretion, that the spin-off is not in the best interests of AMR or its stockholders, or that market conditions are such that it is not advisable to separate Eagle from AMR.

Reasons for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to AMR stockholders who will receive shares of our common stock in the distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of AMR. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor AMR undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

DIVIDEND POLICY

We intend to retain future earnings for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. The decision whether to pay future dividends will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization of Eagle at June 30, 2011, on a historical basis and a pro forma basis to give effect to the reorganization (including transfers of certain assets and liabilities) and the spin-off as if they occurred on June 30, 2011. You can find an explanation of the pro forma adjustments made to our historical consolidated financial statements under “Unaudited Pro Forma Consolidated Financial Information.” You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Information” and the consolidated financial statements and accompanying notes included elsewhere in this Information Statement.

	June 30, 2011
	Actual	Pro Forma
	(Unaudited)	(Unaudited)
	($ in thousands)

Cash and cash equivalents	$5,092	$52,892	(1)

Current and long-term debt, including capital leases	2,189,572	381
Stockholders’ equity (deficit):
Common stock, par value $1.00 per share, 1,000 shares outstanding, actual; par value $0.01 per share, [•] shares outstanding, pro forma	1	1	(2)
Additional paid-in capital	315,589	273,321
Retained earnings	50,813	50,813

Total stockholders’ equity	366,403	324,135

Total capitalization	$2,555,975	$324,516

(1)	Assumes a cash contribution of $50 million from AMR contemporaneously with the distribution, net of amounts that will be refunded to American associated with domestic operations.

(2)	Reflects an estimated [•] shares of our common stock expected to be distributed to the holders of AMR common stock in connection with the distribution, based on the number of shares of AMR common stock outstanding on [•], 2011.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present certain selected historical financial information as of and for each of the years in the five-year period ended December 31, 2010. The selected historical consolidated financial data as of December 31, 2010 and 2009 and for each of the fiscal years in the three-year period ended December 31, 2010 are derived from our historical audited consolidated financial statements included elsewhere in this Information Statement. The selected historical consolidated financial data as of December 31, 2008 and as of and for the years ended December 31, 2007 and 2006 are derived from our unaudited consolidated financial statements that are not included in this Information Statement. The selected historical consolidated financial data as of and for the six months ended June 30, 2010 and 2011, has been derived from our historical unaudited consolidated financial statements included elsewhere in this Information Statement. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and in the opinion of our management include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this Information Statement.

The selected historical financial data presented below should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Information Statement. For each of the periods presented, we were a subsidiary of AMR. We have entered into the Air Services Agreement and, prior to the spin-off, we will enter into the Ground Handling Agreement with American. We believe these agreements will reflect current market rates, and they will provide us with substantially all of our revenue immediately after the spin-off. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company or had the Air Services Agreement and Ground Handling Agreement been in effect during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from AMR, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain AMR corporate expenses. We believe the assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expenses that would have been incurred by us if we had operated as an independent, publicly-traded company or of the level of expenses to be incurred in the future.

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009(2)(3)	2008(2)(3)	2007(1)	2006(1)
($ in thousands)	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)

Statement of Income Data
Total operating revenues	$1,291,728	$1,096,341	$2,265,981	$2,117,288	$2,549,904	$2,313,171	$2,206,305
Total operating expenses	1,223,852	1,026,159	2,096,572	1,954,665	2,410,257	2,092,708	1,981,921
Operating income	67,876	70,182	169,409	162,623	139,647	220,463	224,384
Other expense	(50,820)	(49,252)	(98,153)	(106,443)	(108,858)	(111,927)	(137,961)
Net income	$9,911	$12,129	$40,902	$40,296	$20,801	$67,608	$53,450

	June 30,		December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Unaudited)	(Unaudited)
($ in thousands)					(Unaudited)	(Unaudited)	(Unaudited)

Balance Sheet Data
Total assets	$3,002,435	$2,667,857	$2,916,437	$2,716,416	$3,492,023	$3,583,176	$3,776,256
Long-term debt, less current maturities	1,909,474	1,667,675	1,848,975	1,741,124	1,924,095	2,096,587	2,414,205
Total stockholder’s equity	366,403	324,160	355,263	310,348	918,320	895,085	810,247

	Six Months Ended
	June 30,		Year Ended December 31,
($ in thousands)	2011	2010	2010	2009	2008	2007	2006

Other Financial Data
EBITDA(4)	$153,152	$144,640	$324,004	$317,099	$339,611	$447,008	$435,433
EBITDAR(4)	167,795	159,088	353,026	346,666	348,026	459,442	454,751

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Regional Flight Operating Statistics
Available seat miles (in thousands)(5)	6,386,843	5,517,523	11,751,336	10,757,250	11,291,845	12,133,132	12,214,372
Block hours(6)	435,190	397,818	825,255	779,746	855,654	923,141	922,621
Flight hours	332,394	300,483	628,203	586,188	637,622	688,000	689,875
Aircraft departures	267,449	265,491	538,066	534,327	573,716	615,830	622,696
Aircraft days	50,910	46,882	96,553	94,651	102,674	107,919	108,718
Average aircraft trip length (miles)	437	411	431	395	396	399	396

Ground Handling Operating Statistics
Handled departures	293,039	286,393	578,322	557,260	565,934	578,656	560,127

(1)	For the fiscal year ended December 31, 2006 and the period ended June 30, 2007, our air services agreement with American contained rates whereby we would achieve a targeted pre-tax margin for providing “certain air services.” The pre-tax target margin was 6% and payment was based on a fee per block hour and departure. Certain pass-through costs were subject to a margin, including landing fees, airport facility rent costs, aircraft depreciation and aircraft interest expense. Aircraft fuel and insurance were passed through to American without a margin. Effective July 1, 2007, our air services agreement with American was substantially changed, whereby there was no longer a specified target margin in the agreement, classification of costs as pass through, controllable or absorbed changed, no margin was specifically paid on pass through costs, and aircraft specific rates were established based on aircraft days, block hours, flight hours, departures and total days and station-specific rates for ground handling.

(2)	For the years ended December 31, 2008 and 2009, we recorded special charges of $115.3 million and $42.2 million, respectively, primarily related to aircraft impairment and employee related severance charges, as more fully described in Note 3 to our Consolidated Financial Statements. The aircraft related impairment charges were reimbursed as regional air services revenue under our agreement with American.

(3)	For the year ended December 31, 2009, certain pass-through costs were classified differently than the year ended December 31, 2008. Passenger handling costs totaling $25.1 million were considered pass through or controllable in 2008, and such costs were absorbed by American for the year ended December 31, 2009. Portfolio interest totaling $13.0 million earned on our Funds due from AMR affiliates in 2008 reduced our regional air services revenue paid by American. In 2009, interest income earned did not impact operating revenues.

(4)	EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDAR is earnings before interest expense, income taxes, depreciation, amortization and aircraft rent. EBITDA and EBITDAR are not calculations based on generally accepted accounting principles and should not be considered as alternatives to net income or operating income as indicators of our financial performance or to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA and EBITDAR are included as supplemental disclosures because they may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. In addition, EBITDA and EBITDAR are well recognized performance measurements in the regional airline industry and, consequently, we have provided this information.

The following represents a reconciliation of EBITDA and EBITDAR to net income for the periods indicated ($ in thousands):

	Six Months Ended June 30,		Year Ended December 31,
(Unaudited)	2011	2010	2010	2009	2008	2007	2006

Net income	$9,911	$12,129	$40,902	$40,296	$20,801	$67,608	$53,450
Interest expense	51,625	49,396	99,497	111,230	124,778	140,848	159,385
Income taxes	7,145	8,801	30,354	15,884	9,988	40,928	32,973
Depreciation and amortization	84,471	74,314	153,251	149,689	184,044	197,624	189,625

EBITDA	$153,152	$144,640	$324,004	$317,099	$339,611	$447,008	$435,433
Aircraft rent	14,643	14,448	29,022	29,567	8,415	12,434	19,318

EBITDAR	$167,795	$159,088	$353,026	$346,666	$348,026	$459,442	$454,751

(5)	Available seat miles are the number of passenger seats available multiplied by the number of scheduled miles those seats are flown.

(6)	Block hours are the aggregate hours from gate departure to gate arrival for our fleet.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

We prepared the unaudited pro forma consolidated balance sheet and statements of income presented below from the historical consolidated financial statements of Eagle as of June 30, 2011 and for the year ended December 31, 2010 and the six months ended June 30, 2011, which are included elsewhere in this Information Statement. The pro forma adjustments give effect to the reorganization (including transfers of certain assets and liabilities), the spin-off and the agreements related to the spin-off, as described below. The unaudited pro forma consolidated balance sheet and statements of income should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this Information Statement. We plan to account for the divestiture at historical cost.

The unaudited pro forma consolidated statements of income and balance sheet give effect to the divestiture of Eagle by AMR and certain transactions occurring prior to or contemporaneously with the spin-off, including the following transactions:

•	the transfer of all of our jet aircraft, certain fixed assets (generally consisting of leasehold improvements and certain equipment) that relate to our regional flight operations and ground handling services, and certain intercompany receivables to American prior to the spin-off pursuant to a Purchase Agreement, and in consideration for the transfer of the jet aircraft by us to American, American will take the jet aircraft subject to, and we will be released from, indebtedness relating to such aircraft;

•	effectiveness of the Air Services Agreement with American, with applicable terms governing our regional flight operations with American following the spin-off, including rates charged for each aircraft type per block hour, per flight hour, per aircraft per day, per departure and for each day the agreement is in effect during the month, and which will identify costs as pass-through to American, absorbed by American, or controllable by us;

•	effectiveness of the Ground Handling Agreement with American which will govern the ground handling services we provide for American, including the rates charged per handled departure on an airport-by-airport basis and the airports at which we will provide such services;

•	effectiveness of the Transition Services Agreement and Information Technology Transition Services Agreement which will provide for certain administrative support services and information technology services to be provided for us by American. We do not expect the costs incurred under these agreements to be materially different from those American previously charged us for these services; and

•	prior to or contemporaneously with the spin-off pursuant to the Separation and Distribution Agreement, (i) we expect AMR to make a capital contribution to us (currently contemplated to be $50 million in cash), (ii) American or AMR will agree to be responsible for, and we will be released from, certain other payables, workers’ compensation liabilities and accrued interest (totaling approximately $50 million at June 30, 2011) that we previously incurred on their behalf; and (iii) the recapitalization in which our common stock held by AMR will be converted into approximately [•] shares of common stock of Eagle.

These agreements between us and AMR and American are more fully described in “Agreements with AMR and Its Affiliates.”

We prepared the unaudited pro forma consolidated balance sheet as of June 30, 2011, as if the reorganization, the spin-off, the execution of the related agreements and the consummation of the transactions described above occurred on June 30, 2011. We prepared the unaudited pro forma consolidated statements of income for the year ended December 31, 2010 and the six months ended June 30, 2011, as if the reorganization, the spin-off, the execution of the related agreements and the consummation of the transactions described above occurred on January 1, 2010. We based the pro forma adjustments on the best information available and assumptions that we believe are reasonable given the information available; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements.

Our business is subject to significant seasonality. In addition, our results of operations are impacted by our operating metrics — namely block hours, flight hours, aircraft days, aircraft departures and handled departures. To the extent these operating metrics, or the mix of regional jet and turbo-prop aircraft we fly differ in the future from historical periods, our results of operations will be impacted. Accordingly, our results of operations, and therefore our pro forma results of operations, for the six months ended June 30, 2011 may not be indicative of the results of operations for the year ending December 31, 2011.

We expect to experience certain incremental cost increases and decreases as an independent, publicly-traded company. For example, AMR currently provides many corporate overhead functions on our behalf, such as treasury, tax, accounting, legal, internal audit, human resources, investor relations, general management, real estate, insurance, risk management, information technology and employee benefit arrangements, and our historical consolidated financial statements include allocations of corporate overhead expenses from AMR related to these items. While we believe the assumptions and methodologies underlying the allocation of these costs from AMR are reasonable, these costs may not be representative of the future costs we will incur as an independent, publicly-traded company, including costs related to compliance with disclosure controls and procedures and internal control over financial reporting requirements under SOX, corporate governance matters and public reporting. We have not reflected the annual costs associated with replacing these functions because they are not reasonably estimable and factually supportable at this time.

The unaudited pro forma financial information is for illustrative and information purposes only and is not intended to represent or be indicative of what our financial position or results of operations would have been had the transactions contemplated by the separation and distribution and certain other transactions occurred on the dates indicated. The unaudited pro forma financial information also should not be considered representative of our financial position, and you should not rely upon the financial information presented below as a representation of our future performance.

Eagle will incur certain nonrecurring charges in connection with the spin-off, such as financial, legal, tax, accounting and other advisory fees, taxes (non-income) and regulatory fees, and may also incur costs that are expected to have a future benefit. At this time, we cannot estimate the total non-recurring separation charges that we will incur.

The number of shares used to compute pro forma basic earnings per share is [•], which is the number of shares of our common stock we estimate will be outstanding on the distribution date. Our estimate is based on the number of shares of AMR’s common stock outstanding on [•], 2011 and a distribution ratio of one share of our common stock for every [•] shares of AMR’s common stock outstanding. We expect our par value per share to change from $1.00 per share to $0.01 per share following the distribution. The number of shares used to compute pro forma diluted earnings per share is based on the number of shares of our common stock assumed to be outstanding on the distribution date, plus the estimated potential dilution that could have occurred on [•], 2011, if share-based awards granted under AMR’s equity-based compensation arrangements were exercised or converted into shares of our common stock. This calculation may not be indicative of the actual dilutive effect that would result from the conversion of AMR’s equity-based compensation arrangements into Eagle’s equity-based compensation arrangements or the effect of any future grant of new equity-based awards prior to the distribution date.

Unaudited Pro Forma Balance Sheet
June 30, 2011
($ in thousands, except share amounts)

		Pro Forma
	Historical	Adjustments		Pro Forma

Assets
Current Assets
Cash and cash equivalents	$5,092	$47,800	(a)	$52,892
Receivables, net	9,697	(2,000	)(b)	7,697
Insurance receivables	1,583	—		1,583
Inventories, net	45,462	(9,700	)(b)	35,762
Deferred income taxes	14,878	(4,000	)(e)	10,878
Prepaid and other current assets	18,688	(15,500	)(b)
		(1,000	)(d)	2,188

Total current assets	95,400	15,600		111,000
Equipment and Property
Aircraft and rotable spares, at cost	3,729,273	(3,486,500	)(c)	242,773
Less accumulated depreciation	1,180,716	(1,073,300	)(c)	107,416

	2,548,557	(2,413,200)		135,357
Other equipment and property, at cost	152,842	(30,400	)(c)	122,442
Less accumulated depreciation	124,819	(23,800	)(c)	101,019

	28,023	(6,600)		21,423
Equipment and Property Under Capital Leases
Ground equipment, at cost	676	—		676
Less accumulated depreciation	115	—		115

	561	—		561
Airport Operating Rights
Airport operating rights, at cost	67,872	(67,872	)(a)	—
Less accumulated amortization	56,438	(56,438	)(a)	—

	11,434	(11,434)		—
Other Assets
Deferred parts credits	2,878	—		2,878
Notes receivable	5,434	—		5,434
Debt issuance costs, net of amortization	7,376	(7,376	)(c)	—
Funds due from AMR affiliates	293,509	(293,509	)(c)	—
Deferred income taxes	—	176,239	(e)	176,239
Other assets	9,263	(900	)(b)	8,363

Total other assets	318,460	(125,546)		192,914

Total assets	$3,002,435	$(2,541,180)		$461,255

Current Liabilities
Accounts payable	$62,537	$(4,000	)(a)
		(2,300	)(b)
		(2,000	)(d)	$54,237
Accrued salaries and wages	38,909	1,100	(a)	40,009
Accrued interest	16,508	(16,508	)(c)	—
Accrued workers’ compensation	24,059	(24,059	)(a)	—
Other accrued liabilities	41,569	(1,100	)(a)	40,469
Current maturities of long-term debt	279,717	(279,717	)(c)	—
Current obligations under capital lease	228	—		228

Total current liabilities	463,527	(328,584)		134,943
Long-term debt, less current maturities	1,909,474	(1,909,474	)(c)	—
Obligations under capital leases, less current obligations	153	—		153
Other Liabilities and Credits
Deferred income taxes	228,354	(228,354	)(e)	—
Other liabilities	34,524	(32,500	)(a)	2,024

Total other liabilities	262,878	(260,854)		2,024
Stockholder’s Equity
Common stock — par value $1.00 per share, 1,000 shares outstanding, historical; par value $0.01 per share, [•] shares outstanding, pro forma	1	—		1
Additional paid-in capital	315,589	(42,268	)(g)	273,321
Retained earnings	50,813	—		50,813

Total stockholder’s equity	366,403	(42,268)		324,135

Total liabilities and stockholder’s equity	$3,002,435	$(2,541,180)		$461,255

Unaudited Pro Forma Consolidated Statement of Income
Six Months Ended June 30, 2011
($ in thousands)

		Pro Forma
	Historical	Adjustments		Pro Forma

Operating Revenues
Regional air services	$1,126,728	$(2,200	)(a)
		(480,900	)(b)
		(125,400	)(c)	$518,228
Ground handling services	165,000	(33,400	)(d)	131,600

Total operating revenues	1,291,728	(641,900)		649,828

Operating Expenses
Aircraft fuel	455,713	(455,713	)(b)	—
Wages, salaries and benefits	327,094	(400	)(d)	326,694
Maintenance, materials and repairs	138,632	—		138,632
Depreciation and amortization	84,471	(74,200	)(c)	8,871
		(1,400	)(a)
Other rentals and landing fees	67,174	(12,900	)(d)	54,274
Passenger handling	75,162	(13,300	)(d)
		(4,700	)(b)	57,162
Flight equipment rentals	14,643	(14,643	)(b)	—
Other operating expenses	60,963	(2,600	)(d)
		900	(b)	59,263

Total operating expenses	1,223,852	(578,956)		644,896

Operating income	67,876	(62,944)		4,932

Other Income (Expense)
Interest income from affiliates, net	733	(733	)(a)	—
Interest income	520	400	(a)	920
Interest expense	(51,625)	51,625	(c)	—
Other — net	(448)	448	(c)	—

	(50,820)	51,740		920

Income before income taxes	17,056	(11,204)		5,852
Income tax expense	7,145	(4,687	)(f)	2,458

Net income	$9,911	$(6,517)		$3,394

Unaudited Pro Forma Consolidated Statement of Income
Year Ended December 31, 2010
($ in thousands)

		Pro Forma
	Historical	Adjustments		Pro Forma

Operating Revenues
Regional air services	$1,938,067	$(4,400	)(a)
		(723,100	)(b)
		(231,500	)(c)	$979,067
Ground handling services	327,914	(66,900	)(d)	261,014

Total operating revenues	2,265,981	(1,025,900)		1,240,081

Operating Expenses
Aircraft fuel	669,607	(669,607	)(b)	—
Wages, salaries and benefits	609,550	(500	)(d)	609,050
Maintenance, materials and repairs	264,846	—		264,846
Depreciation and amortization	153,251	(133,100	)(c)	17,451
		(2,700	)(a)
Other rentals and landing fees	133,751	(25,200	)(d)	108,551
Passenger handling	132,526	(23,300	)(d)
		(11,800	)(b)	97,426
Flight equipment rentals	29,022	(29,022	)(b)	—
Other operating expenses	104,019	(4,600	)(d)
		1,600	(b)	101,019

Total operating expenses	2,096,572	(898,229)		1,198,343
Operating income	169,409	(127,671)		41,738

Other Income (Expense)
Interest income from affiliates, net	1,221	(1,221	)(a)	—
Interest income	917	600	(a)	1,517
Interest expense	(99,497)	99,400	(c)	(97)
Other — net	(794)	700	(c)	(94)

	(98,153)	99,479		1,326

Income before income taxes	71,256	(28,192)		43,064
Income tax expense	30,354	(12,009	)(f)	18,345

Net income	$40,902	$(16,183)		$24,719

Notes to the Unaudited Pro Forma Condensed Balance Sheet and Statements of Operations

(a)	Prior to the spin-off, we will execute a Separation and Distribution Agreement which will set forth our agreements with AMR regarding the principal actions needed to be taken in connection with our separation from AMR. It will also set forth other agreements that govern certain aspects of our relationship with AMR following the separation. This adjustment reflects an assumed $50 million cash contribution expected to be made by AMR prior to or contemporaneously with the spin-off, net of amounts that will be returned to American associated with our domestic operations, and the reallocation to AMR or American of certain payables, workers’ compensation liabilities and accrued interest (totaling approximately $50 million at June 30, 2011) that we previously incurred on their behalf.

Additionally, because rent expense will now be absorbed by American, we will transfer the deferred gain associated with the December 2008 sale leaseback transactions of ATR aircraft to American, which will be amortized as a reduction to American’s rent expense over the remaining rental period.

The following summarizes the impact of the Separation and Distribution Agreement to the income statement and balance sheet for the respective periods (Increase (Decrease) to Statement of Income and Balance Sheet Information, in thousands).

	Balance Sheet		Income Statement
				Six Months	Year
				Ended	Ended
		June 30,		June 30,	December 31,
		2011		2011	2010
Description	Line Item	Amount	Line Item	Amount	Amount

Reduction in pass through revenue related to airport operating rights amortization			Regional air services	$(2,200)	$(4,400)
Transfer of airport operating rights to American and related elimination of amortization	Airport operating rights at cost	$(67,872)	Depreciation and amortization	1,400	2,700
	Less accumulated amortization	56,438

		(11,434)
Elimination of interest income earned on receivable from affiliates as such receivable will be settled in connection with the divestiture from affiliates, and other transactions			Interest income from affiliates, net	(733)	(1,221)
Other			Interest income	400	600
Expected capital contribution from AMR	Cash and cash equivalents	47,800
Transfer of deferred gain from ATR sales leaseback to American	Other liabilities	32,500
Transfer of other liabilities to American	Accounts payable	4,000
	Accrued salaries and wages	(1,100)
	Accrued workers’ compensation	24,059
	Other accrued liabilities	1,100

Total impact to pro forma information		$96,925		$(1,133)	$(2,321)

(b)	We have entered into the Air Services Agreement containing terms which will govern how American will compensate us following the spin-off. As more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” certain costs that were previously passed through to American will now be absorbed by American, thereby significantly reducing our revenues, with no impact on our net income. The most significant changes in pass-through expenses include changing fuel and aircraft ownership costs from a pass through expense to an absorbed expense.

Because aircraft ownership expense is absorbed, the deferred gain associated with the 2008 sales leaseback of ATR aircraft will be transferred to American and thus we will no longer amortize the deferred gain. Accordingly, our results of operations will decrease by the amount of this deferred gain amortization.

The following summarizes the impact of the Air Services Agreement to the income statement and balance sheet for the respective periods (Increase (Decrease) to Statement of Income and Balance Sheet Information, in thousands).

	Balance Sheet
				Six Months	Year
				Ended	Ended
		June 30,		June 30,	December 31,
		2011		2011	2010
Description	Line Item	Amount	Line Item	Amount	Amount

Decrease in revenue due to costs that were previously pass-through either being absorbed or controllable				$(478,500)	$(717,400)
				(2,400)	(5,700)

			Regional air services	(480,900)	(723,100)
Elimination of fuel expense and related balance sheet impact as these costs will be absorbed	Receivables, net	$(2,000)	Aircraft fuel	455,713	669,607
	Inventories, net	(9,700)
	Prepaid and other current assets	(15,500)
	Accounts payable	2,300
Elimination of certain passenger handling costs including into-plane services as these costs will be absorbed			Passenger handling	4,700	11,800
Elimination of aircraft rent as this will be absorbed			Flight equipment rentals	20,443	40,622
Elimination of deferred gain amortization			Flight equipment rentals	(5,800)	(11,600)

			Flight equipment rentals	14,643	29,022
			Other operating
Other	Other assets	(900)	expense	(900)	(1,600)

Total impact to pro forma financial information		$(25,800)		$(6,744)	$(14,271)

(c)	We have entered into the Purchase Agreement pursuant to which we are transferring all of our jet aircraft, certain fixed assets (generally consisting of leasehold improvements and equipment) related to our regional flight operations and ground handling services, and certain intercompany receivables to American. In consideration for the transfer of the jet aircraft by us to American, American will take the jet aircraft subject to, and we will be released from, indebtedness related to the aircraft, on which AMR is already the guarantor.

Accordingly, we will no longer bear interest expense, which includes the accretion of associated debt discounts, or related aircraft depreciation expense, and our revenue will be reduced because aircraft ownership costs will no longer be pass through.

The following summarizes the impact of the Purchase Agreement to the income statement and balance sheet for the respective periods (Increase (Decrease) in Statement of Income and Balance Sheet Information, in thousands).

	Balance Sheet		Income Statement
				Six Months	Year
				Ended	Ended
		June 30,		June 30,	December 31,
		2011		2011	2010
Description	Line Item	Amount	Line Item	Amount	Amount

Decrease in revenue as aircraft ownership will no longer be pass through			Regional air services	$(125,400)	$(231,500)
Transfer of aircraft to American and reverse impact of related depreciation expense	Aircraft and rotable spares, at cost	$(3,486,500)	Depreciation and amortization	74,200	133,100
	Less accumulated depreciation	1,073,300

		(2,413,200)
Transfer of certain ground equipment to American	Other equipment and property, at cost	(30,400)
	Less accumulated depreciation	23,800

		(6,600)
Release from aircraft debt and related debt discount and elimination of related interest expense and amortization of debt discount	Current maturities of long-term debt	279,717	Interest expense	51,625	99,400
	Long-term debt, less current maturities	1,909,474
	Debt issuance costs, net of amortization	(7,376)
	Accrued interest	16,508
Transfer of funds due from affiliates to American in connection with transfer of aircraft.	Funds due from AMR affiliates	(293,509)
Other			Other — net	448	700

Total impact to pro forma financial information		$(514,986)		$873	$1,700

(d)	Prior to the spin-off, we will enter into the Ground Handling Agreement, effective as of the spin-off, which will define the rates charged per handled departure on an airport-by-airport basis and the airports at which we will provide such services. Adjustments reflect elimination of the revenues and related costs primarily due to stations that will not be directly served by us.

The following summarizes the impact of the Ground Handling Agreement to the income statement and balance sheet for the respective periods (Increase (Decrease) in Statement of Income and Balance Sheet Information, in thousands).

		Balance Sheet		Income Statement
				Six Months	Year
				Ended	Ended
		June 30,		June 30,	December 31,
		2011		2010	2010
Description	Line Item	Amount	Line Item	Amount	Amount

New rate impact and removal of revenues and related expenses for stations that Eagle will no longer serve under the Ground Handling Agreement	Prepaid and other current assets	$(1,000)	Ground handling services	$(33,400)	$(66,900)
			Wages, salaries and
	Accounts payable	2,000	benefits	400	500
			Other rentals and landing fees	12,900	25,200
			Passenger handling	13,300	23,300
			Other operating expenses	2,600	4,600

Total impact to pro forma financial information		$1,000		$(4,200)	$(13,300)

(e)	This adjustment reflects the deferred tax attributes related to the adjustments identified in notes (a) — (d) above. Additionally, in connection with the spin-off, we will be allocated a portion of the AMR consolidated NOL, which we believe will be approximately $800 million on a gross basis and $280 million on a tax-effected basis. This amount differs from the historical NOL of approximately $556 million which was calculated in accordance with our current Tax Sharing Agreement (the “Tax Sharing Agreement”) with AMR, which will be replaced by the Tax Matters Agreement following the spin-off. We provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of our deferred tax assets will not be realized. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Based on projections of future income under the terms of the Air Services Agreement and Ground Handling Agreement with American, we expect to record a valuation allowance of $132.5 million for the allocated NOLs.

The following summarizes the impact of the tax pro forma adjustments reflected (in thousands):

Adjustment of deferred tax attributes for assets and liabilities transferred to American, as referenced in agreements above, primarily related to elimination of deferred tax liabilities due to the transfer of the aircraft	$809,280
Elimination of historical NOL determined on basis of Tax Sharing Agreement with AMR	(556,187)
Allocation of AMR NOL	280,000
Valuation allowance recorded on allocated NOL	(132,500)

Total increase to net deferred tax assets	$400,593

Total increase allocated to balance sheet as follows:
Adjustment to reduce current deferred income tax assets	$(4,000)
Adjustment to increase non-current deferred income tax assets	176,239
Adjustment to reduce non-current deferred income tax liabilities	$228,354

Total tax pro forma adjustments	$400,593

(f)	Adjustment reflects the tax impact of the pro forma adjustments calculated at our historical effective rate of approximately 42% for each of the periods presented.

(g)	Adjustment to decrease equity due to the adjustments identified in (a) — (e) above as summarized below:

Adjustments to increase equity from Separation and Distribution Agreement referenced in(a)	$96,925
Adjustments to decrease equity from Air Services Agreement referenced in(b)	(25,800)
Adjustments to decrease equity from Purchase Agreement referenced in(c)	(514,986)
Adjustments to increase equity from Ground Handling Agreement referenced in(d)	1,000
Adjustments to increase equity due to tax effects of above adjustments referenced in(e)	400,593

Net decrease to equity	$(42,268)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with our audited and unaudited historical and unaudited pro forma consolidated financial statements and the notes thereto included elsewhere in this Information Statement as well as the discussion in the section of this Information Statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Overview

Our Business

We are a leading regional airline that provides both regional flight operations and ground handling services throughout North America. We provide regional flight operations to American and ground handling services to passenger airlines, including American and 14 other airlines. At September 1, 2011, we had an active regional aircraft fleet of 281 aircraft providing 1,588 daily regional flight departures throughout the U.S., the Bahamas, the Caribbean, Mexico and Canada, and provided ground handling services for 1,673 daily departures at more than 100 airports across the U.S., the Bahamas, the Caribbean and Canada.

Outlook

Our strategy for our regional air services business is to increase our business by seeking additional flying opportunities from other mainline airlines, while maintaining our business with American. We believe our ability to obtain profitable additional flying opportunities will be largely dependent on our costs being comparable, and our service quality being consistent, with those of other regional airlines.

We believe our overhead expenses and service quality are generally competitive with those of other regional airlines. Although we believe our labor contracts are similar to those of our competitors, we believe that the average seniority of our employees represented by collective bargaining groups is substantially higher than that of many of our regional airline competitors. This is primarily because we have grown more slowly than those competitors, which we believe is a result of our having been wholly-owned by American and thus unable to seek business from other airlines, and of our having had a larger regional aircraft fleet for a longer period of time than many of our competitors. Correspondingly, our average labor costs are higher than those of some of our competitors. For our airline business to remain profitable, we believe we must bring our average labor costs in line with those of our regional competitors. We are seeking to accomplish this by growing our business and by collaborating with representatives of our collective bargaining groups to find ways to improve our productivity and lower our average employee seniority, which in turn should improve our labor cost position.

Over the next several years, based on publicly available filings by mainline and regional carriers, we expect multiple existing regional air service contracts with airlines other than American to come up for competitive bid. In addition, over the next several years we expect other regional flight opportunities to arise as mainline carriers continue to seek lower cost, more efficient ways to feed passenger traffic into their existing air networks. We intend to compete vigorously for these opportunities.

However, our success in obtaining and profiting from additional flying opportunities from mainline carriers is subject to industry trends, including the reversal of a number of factors that previously affected the regional airline industry. See “Business — Our Industry— Regional Airline Industry.” For example, many of the post-bankruptcy pay and benefit cuts implemented by mainline carriers have narrowed the pay gap between mainline carriers and regional airlines, thereby reducing the regional airline industry’s pre-existing labor cost advantages and the profit margin that could be built into regional airline contracts while still reducing mainline carrier costs. Mainline carriers have also eliminated or downsized secondary hubs where regional jets accounted for the majority of departures, and continuing weak economic conditions may potentially cause mainline carriers to further reduce regional capacity. In addition, higher fuel prices have further diminished the relative cost advantages of regional jets when compared to the economies of scale associated with larger aircraft.

While we believe the regional airline industry will continue to experience growth, it may no longer grow at the previous rate as a result of these trends. Additionally, recent industry consolidation has resulted in the concentration of flying operations in the three largest regional airlines. While these competitors may have more advantageous cost structures and the ability to offer lower rates than we do currently, we intend to actively pursue our goal to reduce our operating costs.

Our success in growing our business will also depend on our ability to maintain our business with American. Under the Air Services Agreement, American will have the right to withdraw a specified number of Super ATR turbo-prop aircraft each year beginning on a date to be agreed upon and a specified number of jet aircraft each year beginning in 2014. While we believe we have a strong relationship with American, and we believe American would incur substantial costs if it were to move abruptly most of its regional feed to another regional airline, one of American’s stated objectives is to reduce its dependence on us over time through diversification of its regional feed, either by moving some of our business to other regional airlines or, if American’s regional business is growing, by engaging other regional airlines to provide this additional regional feed. Although we intend to compete vigorously for American’s regional feed business, we may not be able to earn or replace that business. If we lose existing business from American, we will likely need to obtain additional business from other airlines to grow our business, lower our average employee seniority and manage our costs.

Going forward, we also expect to encounter significant business challenges outside of those unique to the regional airline industry. A number of these challenges stem from the transition from being a wholly-owned subsidiary to a publicly-traded, stand-alone company. For example, it is possible that certain elements of our historical corporate culture as a subsidiary of American, especially with regard to costs, may not be as appropriate for a small public company. We also anticipate that we will experience increased administrative costs as a result of being a reporting company.

With regard to our ground handling services business, we believe our costs are in-line with those of other ground handling service providers. We plan to continue to pursue growth in this business by offering additional services at the airports where we have a presence and selectively seeking business in airports where we have no presence today.

Our Agreements with American

Air Services.  For the six months ended June 30, 2011, all of our regional air services revenues were generated from American. During the period ended June 30, 2011, we operated flights on behalf of American pursuant to an air services agreement (the “Historical ASA”). On August 31, 2011, we entered into the Air Services Agreement. For periods prior to December 1, 2011, the Air Services Agreement contains terms similar to the Historical ASA.

Under these arrangements, American controls and is responsible for our scheduling, ticket pricing and seat inventories for these flights. American is entitled to all ticket, cargo and ancillary revenues associated with the operation of the aircraft and is responsible for all revenue-related expenses, including commissions, reservations and passenger ticket processing expenses. We are paid aircraft-specific rates based on aircraft days, block hours, flight hours, aircraft departures and total days. Under these arrangements, American reimburses us for our actual costs without mark-up for jet fuel, into-plane fueling, insurance, landing fees, aircraft ownership and rent, air traffic control user fees, aircraft property taxes and certain engine maintenance costs. In addition, American pays for rent at hub stations directly and therefore these costs are not reflected in our consolidated statement of operations. It is currently contemplated that the terms governing our regional flight operations with American following the spin-off will become effective December 1, 2011, which may be prior to the distribution date.

Following the spin-off, we will initially derive all of our regional air services revenues under the Air Services Agreement. See “Agreements with AMR and Its Affiliates.” Under the Air Services Agreement, we will operate 245 regional jet aircraft and 36 Super ATR turbo-prop aircraft on behalf of American. Following the spin-off, the term of the Air Services Agreement will be nine years, although American will have the right to withdraw aircraft from the Air Services Agreement upon the occurrence of certain events. In addition, following the spin-off, American will have the right to withdraw a certain number of Super ATR turbo-prop aircraft each year beginning on a date to be agreed upon and a certain number of jet aircraft each year beginning in 2014. Consistent with the Historical ASA, American will control and be responsible for our scheduling, ticket pricing and seat inventories and will be entitled to all ticket, cargo and ancillary revenues associated with the operation of our aircraft. The number of aircraft we operate and their utilization rates will have the largest impact on our revenues, which will be dependent on American’s scheduling of flights, subject to payment of certain amounts based on minimum utilization.

Under the Air Services Agreement, following the spin-off, American will compensate us on a monthly basis for the regional flight operations we provide in accordance with pre-set rates. These rates will consist of fixed-fees per block hour, per flight hour, per aircraft per day, per departure and for each day the agreement is in effect during the month for each aircraft type. We will also be able to earn certain incentive compensation based on established periodic performance targets set by American and will be subject to penalties based on whether our monthly controllable completion rate or our fuel consumption falls above or below certain established targets. The pre-set rates will remain in place throughout the nine-year term of the agreement, subject to an automatic annual increase based on the consumer price index, adjusted to exclude the impact of food and energy, and subject to a reset to market rates for jet aircraft in the fourth year following the spin-off.

Under both the Historical ASA and the Air Services Agreement, some of our costs are reimbursed by American with no mark-up, referred to as “pass-through costs,” and some of our costs are paid directly by American, referred to as “absorbed costs.” Because American reimburses us for pass-through costs, our revenue increases by the amount of the pass-through costs, but the revenue is completely offset by the amount of the pass-through costs. Because American pays absorbed costs directly, absorbed costs do not have any impact on our consolidated financial statements. As a result, our net income is not affected by pass-through costs or absorbed costs and we do not have any financial risk associated with increases in these costs. Our “controllable costs,” such as our corporate overhead, wages, employee benefits and certain maintenance expenses, are not reimbursed or paid by American. As a result, our ability to manage and control our controllable costs will have a significant impact on our net income.

The classification of costs as either pass-through or absorbed costs will be different under the Air Services Agreement than under the Historical ASA. Accordingly, our revenues and expenses will change significantly following the spin-off due to these contractual changes. The following chart shows the classification of our most significant costs as controllable, pass-through or absorbed under the Historical ASA and the Air Services Agreement.

Air Services
Cost	Historical ASA	Agreement

Aircraft fuel	Pass-Through	Absorbed
Landing fees	Pass-Through	Pass-Through
Passenger facilities rent — American non-hub airports	Controllable	Absorbed
Passenger facilities rent — American hub airports	Absorbed	Absorbed
Hull and liability insurance	Pass-Through	Pass-Through
Aircraft ownership(1)	Pass-Through	Absorbed(2)
Aircraft property taxes	Pass-Through	Pass-Through
TSA fees/charges	Absorbed	Pass-Through

(1)	Aircraft ownership includes all costs related to aircraft depreciation, aircraft indebtedness, and aircraft rental expense, offset by interest capitalized on purchase deposits.

(2)	Prior to the spin-off, we will transfer all of our jet aircraft to American, and American will take the aircraft subject to, and we will be released from, the outstanding indebtedness relating to the jet aircraft. We will lease the jet aircraft from American for a nominal monthly fee.

Under the Historical ASA, maintenance, materials and repairs are generally treated as controllable costs, but certain costs are passed-thorough to American for reimbursement. Following the spin-off, maintenance, materials and repair will continue to include controllable and pass-through costs, but we expect a higher proportion of the costs will be treated as controllable costs and not passed through to American.

Ground Handling.  For the six months ended June 30, 2011, approximately 95% of our ground handling services revenues were generated from American. Under our current ground handling agreements with American (collectively, the “Historical GHA”), American pays us a fixed rate per scheduled aircraft departure on an airport by airport basis. At September 1, 2011, we provided ground handling services for 1,673 daily departures at more than 100 airports across the U.S., the Bahamas, the Caribbean and Canada. Following the spin-off, we will provide ground handling services for American’s flight operations at 106 airport locations pursuant to the Ground Handling Agreement. The Ground Handling Agreement will specify the services we provide and the rates we are paid on an airport-by-airport basis. Under the Ground Handling Agreement, American will compensate us through a pre-set rate per actual arrival and subsequent departure of a handled aircraft at a particular airport, subject to certain adjustments. In addition, American will reimburse us without mark-up for some of our costs such as certain supplies provided by us, third party services and certain taxes and fees.

Results of Operations

Basis of Presentation

The historical consolidated financial statements included in this Information Statement do not reflect what our financial position, results of operations and cash flows would have been if we were a stand-alone entity during the periods presented. These consolidated financial statements include all of our assets, liabilities, revenues, expenses and cash flows as well as those of our subsidiaries, American Eagle and Executive, for each of the periods presented. For each of the periods presented, we were a wholly-owned subsidiary of AMR.

In connection with the spin-off, we will enter into transactions with AMR and American that either have not existed historically or that are on terms different than those existing prior to the spin-off. See “Agreements with AMR and Its Affiliates” for more detail. Our historical financial information described below does not reflect the effects of such transactions. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from AMR, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial statements include allocations of certain AMR corporate expenses related to various administrative services that have historically been provided to us by AMR. While we believe the assumptions and methodologies underlying the allocation of these general corporate expenses were reasonable, they may not be indicative of the actual level of expense that we would have incurred if we had been operating as an independent, publicly-traded company or of the costs we expect to incur in the future. Accordingly, the historical financial information described below will not reflect our future financial position, results of operations and cash flows or what our financial position, results of operations and cash flows would have been if we were an independent, publicly-traded company during the periods presented, nor does it represent our expected financial condition following the spin-off.

Because some of our expenses, as described above in “— Overview — Our Agreements with American” are passed-through to American, we believe the most meaningful comparison of our revenues from period-to-period is on a “controllable regional air services revenues” basis. This basis presents our regional air services revenues, less pass-through expenses. We have provided this comparison in several places below in our discussion of our period-to-period comparison of financial results.

Our most significant pass-through expenses are aircraft fuel and into-plane services, aircraft ownership and landing fees. These expenses are classified within the following expenses in the Consolidated Statement of Operations:

Pass-Through Expense	Expenses in Consolidated Statement of Operations

Aircraft fuel / Into-plane services	Aircraft fuel Passenger handling
Aircraft ownership	Depreciation and amortization Flight equipment rentals Interest expense Other — net
Landing fees	Other rentals and landing fees

Revenues

In our historical statements of income, regional air services revenues have been derived solely from our Historical ASA with American and ground handling revenues have been derived from our Historical GHA with American and our ground handling agreements with third parties.

Operating Expenses

Aircraft fuel.  This expense includes the cost of jet fuel, associated taxes and hedging gains or losses allocated to us by American. Currently, aircraft fuel expense is passed through to American. Following the spin-off, American will absorb the cost of jet fuel and, therefore, we do not expect to have significant jet fuel expense.

Wages, salaries and benefits.  This expense includes employee salaries, wages and benefits, as well as payroll taxes and the allocated cost of employee incentive plan awards. These expenses fluctuate based on headcount and changes in wage rates for contract and non-contract employees.

Maintenance, materials and repairs.  Maintenance-related expenses include all parts and labor related to maintaining our aircraft. We have engine service agreements with third party vendors to provide engine overhaul services for the regional jet aircraft that we operate. Under the terms of the agreements, we pay a set dollar amount per flight hour or cycle on a monthly basis and the third party vendor assumes the responsibility to overhaul the engines at no additional cost to us, subject to certain specified exclusions. Maintenance costs under these contracts are recognized when the flight hour or cycle is flown pursuant to the terms of the contract. The costs of maintenance for airframe and avionics components, landing gear and normal recurring maintenance are expensed as incurred.

Depreciation and amortization.  These expenses relate to depreciation of our aircraft and other property and amortization of our aircraft operating rights. Prior to the spin-off, we will transfer all of our regional jet aircraft and certain other assets to American, and our depreciation and amortization expense will be significantly reduced.

Other rentals and landing fees.  These costs include rent at non-hub airport locations and landing fees. Currently, passenger facilities rent at non-hub airport locations is a controllable cost and paid by us, and passenger facilities rent at American’s hub locations is absorbed by American. Following the spin-off, American will absorb the cost of passenger facilities rent at all airport locations where permitted.

Passenger handling.  These expenses relate to servicing passengers through both our air services and ground handling agreements with American. These costs include expenses associated with a passenger’s interrupted trip, aircraft servicing, into-plane services fees and other expenses.

Flight equipment rentals.  These expenses relate to aircraft rent paid to American for our Super ATR 72 aircraft. Prior to the spin-off, we will lease all of our operating aircraft from American for a nominal amount per month. As a result, we expect our expense for flight equipment rentals will not be material immediately after the spin-off.

Other operating expenses.  This expense primarily includes costs for data processing, management services, insurance and certain non-income taxes, including property taxes.

Seasonality

Our results of operations for any interim period are not necessarily indicative of those for the entire year, as we are subject to seasonal fluctuations and general economic conditions that can impact the timing of business travel. Historically, our block hours are lower in the first and second quarters as compared to the third and fourth quarters due to these seasonal patterns. However, these trends may not continue in the future.

Consolidated Results

The following tables set forth on a historical basis certain items related to operations as a percentage of revenues for the periods indicated (dollars in thousands):

	Six Months Ended June 30,
	2011		2010
		% of		% of
	Amount	Revenues	Amount	Revenues

Operating Revenues
Regional air services	$1,126,728	87.2%	$934,012	85.2%
Ground handling services	165,000	12.8	162,329	14.8

Total operating revenues	1,291,728	100.0	1,096,341	100.0

Operating Expenses
Aircraft fuel	455,713	35.3	315,290	28.8
Wages, salaries and benefits	327,094	25.3	304,661	27.8
Maintenance, materials and repairs	138,632	10.7	129,856	11.8
Depreciation and amortization	84,471	6.5	74,314	6.8
Other rentals and landing fees	67,174	5.2	67,197	6.1
Passenger handling	75,162	5.8	64,145	5.9
Special charges	—	—	—	—
Flight equipment rentals	14,643	1.1	14,448	1.3
Other operating expenses	60,963	4.8	56,248	5.1

Total operating expenses	1,223,852	94.7	1,026,159	93.6

Operating income	67,876	5.3	70,182	6.4

Other Income (Expense)
Interest income from affiliates, net	733	0.1	459	—
Interest income	520	—	36	—
Interest expense	(51,625)	(4.0)	(49,396)	(4.5)
Other— net	(448)	—	(351)	—

	(50,820)	(3.9)	(49,252)	(4.5)

Income before income taxes	17,056	1.4	20,930	1.9
Income taxes	7,145	0.6	8,801	0.8

Net income	$9,911	0.8%	$12,129	1.1%

	Year Ended December 31,
	2010		2009		2008
		% of		% of		% of
	Amount	Revenues	Amount	Revenues	Amount	Revenues

Operating Revenues
Regional air services	$1,938,067	85.5%	$1,808,207	85.4%	$2,243,368	88.0%
Ground handling services	327,914	14.5	309,081	14.6	306,536	12.0

Total operating revenues	2,265,981	100.0	2,117,288	100.0	2,549,904	100.0

Operating Expenses
Aircraft fuel	669,607	29.6	538,004	25.4	859,797	33.7
Wages, salaries and benefits	609,550	26.9	580,426	27.4	588,412	23.1
Maintenance, materials and repairs	264,846	11.7	255,198	12.1	254,798	10.0
Depreciation and amortization	153,251	6.8	149,689	7.1	184,044	7.2
Other rentals and landing fees	133,751	5.9	123,194	5.8	117,558	4.6
Passenger handling	132,526	5.9	128,152	6.1	166,683	6.5
Special charges	—	—	42,162	2.0	115,332	4.5
Flight equipment rentals	29,022	1.1	29,567	1.3	8,415	0.3
Other operating expenses	104,019	4.6	108,273	5.1	115,218	4.6

Total operating expenses	2,096,572	92.5	1,954,665	92.3	2,410,257	94.5

Operating income	169,409	7.5	162,623	7.7	139,647	5.5

Other Income (Expense)
Interest income from affiliates, net	1,221	0.1	5,458	0.3	19,190	0.8
Interest income	917	—	103	—	158	—
Interest expense	(99,497)	(4.4)	(111,230)	(5.3)	(124,778)	(4.9)
Other— net	(794)	—	(774)	—	(3,428)	(0.2)

	(98,153)	(4.3)	(106,443)	(5.0)	(108,858)	(4.3)

Income before income taxes	71,256	3.2	56,180	2.7	30,789	1.2
Income taxes	30,354	1.4	15,884	0.8	9,988	0.4

Net income	$40,902	1.8%	$40,296	1.9%	$20,801	0.8%

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Operating statistics.  The following table sets forth our operating statistics and the associated percentage change for the periods identified below:

	Six Months Ended June 30,
	2011	2010	% Change

Block hours	435,190	397,818	9.4%
Flight hours	332,394	300,483	10.6%
Aircraft departures	267,449	265,491	0.7%
Aircraft days	50,910	46,882	8.6%
Handled departures	293,039	286,393	2.3%

Total operating revenues.  Total operating revenues increased $195.4 million, or 17.8%, during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. These revenues are comprised of regional air services revenues and ground handling revenues.

Regional air services revenues.  Regional air services revenues increased $192.7 million, or 20.6%, from $934.0 million to $1,126.7 million, during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The following table sets forth our regional air services revenues for these periods on a controllable regional air services basis (in thousands).

	Six Months Ended June 30,
	2011	2010	% Change

Regional air services revenues	$1,126,728	$934,012	20.6%
Less: pass-through expenses
Aircraft fuel and into-plane services	(467,852)	(326,660)
Aircraft ownership costs	(148,007)	(135,803)
Landing fees	(42,196)	(46,021)
Other	(36,314)	(33,024)

Controllable regional air services revenues	$432,359	$392,504	10.2%

Controllable regional air service revenues increased $39.9 million for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The increase was primarily due to a 9.4%, 10.6%, and 8.6% increase in block hours, flight hours and aircraft days, respectively, associated with the acquisition of additional aircraft between June 2010 and April 2011.

Ground handling services revenues.  Ground handling services revenues increased $2.7 million, or 1.6%, during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The increase was primarily related to a 2.3% increase in handled departures due to an increase in the number of aircraft.

Total operating expenses.  The following table presents our operating expenses, including expenses passed through to American.

	Six Months Ended June 30,
	2011	2010	% Change

Operating Expenses
Aircraft fuel	$455,713	$315,290	44.5%
Wages, salaries and benefits	327,094	304,661	7.4
Maintenance, materials and repairs	138,632	129,856	6.8
Depreciation and amortization	84,471	74,314	13.7
Other rentals and landing fees	67,174	67,197	0.0
Passenger handling	75,162	64,145	17.2
Flight equipment rentals	14,643	14,448	1.3
Other operating expenses	60,963	56,248	8.4

Total operating expenses	$1,223,852	$1,026,159	19.3%

Aircraft fuel.  Aircraft fuel expense increased by $140.4 million, or 44.5%, for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The increase was the result of an overall increase in the average price of jet fuel as well as a 13% increase in the number of gallons of jet fuel used, resulting from increased block hours. Our average jet fuel costs were $3.01 per gallon during the six months ended June 30, 2011, as compared to $2.36 per gallon during the six months ended June 30, 2010. Jet fuel expense is net of hedging gains (losses) allocated to us by American, which amounted to a gain of $27.3 million and a loss of $12.3 million in the six months ended June 30, 2011 and 2010, respectively.

Wages, salaries and benefits.  Wages, salaries and benefits increased by $22.4 million, or 7.4%, during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The increase in wages, salaries and benefits was primarily due to increased employee hours resulting from the increase in block hours, aircraft days and handled departures associated with the additional aircraft for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010.

Maintenance, materials and repairs.  Maintenance, materials and repairs increased by $8.7 million, or 6.8%, during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The increase in maintenance, material and repairs was primarily due to additional aircraft in the fleet and timing of scheduled maintenance.

Depreciation and amortization.  Depreciation and amortization expense increased by $10.2 million, or 13.7%, during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The increase in depreciation and amortization was primarily due to the acquisition of additional aircraft between June 2010 and April 2011.

Passenger handling.  Passenger handling expense increased by $11.0 million, or 17.2%, during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The increase was primarily due to the 2.3% increase in handled departures and increase in travel and incidental expenses associated with training of new crew for the additional aircraft.

Other income (expense).  Other income (expense) consists of interest income, interest expense and other miscellaneous expenses. Currently, all transactions with affiliates are recorded on our consolidated balance sheet in “Funds due from AMR affiliates.” Interest is earned or charged on these receivables or payables at the rate of return American earns on its short-term investment portfolio. Net interest income from affiliates increased $0.3 million. Interest expense increased $2.2 million, or 4.5%, due to higher levels of aircraft-related debt in 2011 as compared to 2010.

Income tax provision.  Our effective tax rate was 42% for both the six months ended June 30, 2011 and 2010. The effective rate differs from the statutory rate primarily due to state income taxes and non-deductible expenses, consisting primarily of a portion of crew meals expense.

2010 Compared to 2009

Operating statistics.  The following table sets forth our operating statistics and the associated percentage change for the periods identified below:

	Years Ended December 31,
	2010	2009	% Change

Block hours	825,255	779,746	5.8%
Flight hours	628,203	586,188	7.2%
Aircraft departures	538,066	534,327	0.7%
Aircraft days	96,553	94,651	2.0%
Handled departures	578,322	557,260	3.8%

Total operating revenues.  Total operating revenues increased $148.7 million, or 7.0%, during 2010 as compared to 2009. These revenues are comprised of our regional air services revenues and our ground handling revenues.

Regional air services revenues.  Regional air services revenues increased $129.9 million, or 7.2%, for 2010 as compared to 2009. The following table sets forth our regional air services revenues for these years on a controllable regional air services basis (in thousands).

	Years Ended December 31,
	2010	2009	% Change

Regional air services revenues	$1,938,067	$1,808,207	7.2%
Less: pass-through expenses
Aircraft fuel and into-plane services	(692,752)	(559,948)
Aircraft ownership costs	(276,631)	(282,826)
Landing fees	(90,760)	(83,905)
Other	(63,468)	(112,459)

Controllable regional air services revenues	$814,456	$769,069	5.9%

Controllable regional air services revenues increased $45.4 million in 2010 as compared to 2009. The increase was due to a 5.8%, 7.2%, 2.0% and 0.7% increase in block hours, flight hours, aircraft days and departures, respectively, and an increase in our compensation rates. The increase in block hours and flight hours was due to the addition of new routes and new aircraft, as well as increased levels of service in certain domestic markets.

Ground handling services revenues.  Ground handling services revenues increased $18.8 million, or 6.1%, during 2010 as compared to 2009. The increase was primarily related to an increase in handled departures associated with new business and additional services provided in 2010 as compared to 2009.

Total operating expenses.  The following table presents our operating expenses, including expenses passed-through to American (in thousands).

	Years Ended December 31,
	2010	2009	% Change

Operating Expenses
Aircraft fuel	$669,607	$538,004	24.5%
Wages, salaries and benefits	609,550	580,426	5.0
Maintenance, materials and repairs	264,846	255,198	3.8
Depreciation and amortization	153,251	149,689	2.4
Other rentals and landing fees	133,751	123,194	8.6
Passenger handling	132,526	128,152	3.4
Special charges	—	42,162	—
Flight equipment rentals	29,022	29,567	(1.8)
Other operating expenses	104,019	108,273	(3.9)

Total operating expenses	$2,096,572	$1,954,665	7.3%

Aircraft fuel.  Aircraft fuel expense increased by $131.6 million, or 24.5%, for 2010 as compared to 2009. The increase was a result of an overall increase in the average price of jet fuel as well as an 8% increase in the number of gallons of jet fuel used, resulting from increased block hours. Our average jet fuel cost was $2.31 per gallon during 2010, as compared to $1.82 per gallon during 2009. Jet fuel expense is net of hedging gains (losses) allocated to us by American, which amounted to losses of $15.1 million and $59.9 million in 2010 and 2009, respectively.

Wages, salaries and benefits.  Wages, salaries and benefits increased by $29.1 million, or 5.0%, during 2010 as compared to 2009. The increase in wages, salaries and benefits was primarily due to increased employee hours resulting from increased block and flight hours in 2010 as compared to 2009.

Maintenance, materials and repairs.  Maintenance, materials and repairs increased by $9.6 million, or 3.8%, during 2010 as compared to 2009. The increase in maintenance, material and repairs was primarily due to increased overhaul repairs on ERJ-145 airframes and engines resulting from increased air services during 2010, as well as the addition of new CRJ-700 aircraft.

Depreciation and amortization.  Depreciation and amortization expense increased by $3.6 million, or 2.4%, during 2010 as compared to 2009. The increase in depreciation and amortization was primarily due to the addition of new aircraft.

Other rentals and landing fees.  Other rentals and landing fees increased by $10.6 million, or 8.6%, during 2010 as compared to the year ended December 31, 2009. The increase in other rentals and landing fees was primarily due to rate increases for landing fees in certain markets.

Passenger handling.  Passenger handling expense increased by $4.4 million, or 3.4%, during 2010 as compared to 2009. The increase was primarily due to the addition of ground handling services at 31 new stations in 2010 resulting in an increase in the number of handled departures.

Special charges.  In 2009, we concluded that the carrying value of our ERJ-135 aircraft exceeded their fair value and, as a result, recorded an impairment charge of $42.2 million and reflected this item as a special charge. There were no special charges in 2010.

Other income (expense).  Other income (expense) consists of interest income, interest expense and other miscellaneous expenses. Other expense decreased to $98.2 million for 2010 from $106.4 million for 2009, primarily due to reductions in net interest income from affiliates and interest expense. Currently, all transactions with affiliates are recorded in “Funds due from AMR affiliates.” Interest is earned or charged on these receivables or payables at the rate of return American earns on its short-term investment portfolio. Net interest income from affiliates decreased $4.2 million, or 77.6%, due to a decrease in short-term investment rates and as well as a decrease in the average balance of “Funds due from AMR affiliates” due to a dividend payment of $650.0 million to AMR in 2009. Interest expense decreased $11.7 million, or 10.5%, due to a decrease in average debt balances.

Income tax provision.  Our effective tax rate was 43% and 28% for the years ended December 31, 2010 and 2009, respectively. For 2010, the effective tax rate differed from the U.S. statutory rate due to state and foreign taxes and other non-deductible expenses. The effective tax rate was less than the U.S. statutory rate for 2009 due to a state deduction associated with dissolving one of our subsidiaries.

2009 Compared to 2008

Operating statistics.  The following table sets forth our operating statistics and the associated percentage change for the periods identified below:

	Years Ended December 31,
	2009	2008	% Change

Block hours	779,746	855,654	(8.9)%
Flight hours	586,188	637,622	(8.1)%
Aircraft departures	534,327	573,716	(6.9)%
Aircraft days	94,651	102,674	(7.8)%
Handled departures	557,260	565,934	(1.5)%

Total operating revenues.  Total operating revenues decreased $432.6 million, or 17.0%, during 2009 as compared to 2008.

Regional air services revenues.  Regional air services revenues decreased $435.2 million, or 19.4%, for 2009 as compared to 2008. The following table sets forth our regional air services revenues for these years on a controllable regional air services basis (in thousands).

	Years Ended December 31,
	2009	2008	% Change

Regional air services revenues	$1,808,207	$2,243,368	(19.4)%
Less: pass-through expenses
Aircraft fuel and into-plane services	(559,948)	(883,118)
Aircraft ownership costs	(282,826)	(285,219)
Landing fees	(83,905)	(73,808)
Other	(112,459)	(150,358)

Controllable regional air services revenues	$769,069	$850,865	(9.6)%

Controllable regional air service revenues decreased $81.8 million, or 9.6%, for 2009 as compared to 2008. The decrease was due to a 8.9%, 8.1%, 7.8% and 6.9% decrease in block hours, flight hours, aircraft days and departures, respectively, which was partially offset by an increase in our rates of compensation. The decrease in block hours, aircraft days and departures was primarily a result of decreased utilization per aircraft and the grounding of our Saab 340B fleet due to overall weak economic conditions.

Ground handling services revenues.  Ground handling services revenues increased $2.5 million, or 0.8%, during 2009 as compared to 2008.

Total operating expenses.  The following table presents our operating expenses, including expenses passed through to American (in thousands).

	Years Ended December 31,
	2009	2008	% Change

Operating Expenses
Aircraft fuel	$538,004	$859,797	(37.4)%
Wages, salaries and benefits	580,426	588,412	(1.4)
Maintenance, materials and repairs	255,198	254,798	0.2
Depreciation and amortization	149,689	184,044	(18.7)
Other rentals and landing fees	123,194	117,558	4.8
Passenger handling	128,152	166,683	(23.1)
Special charges	42,162	115,332	(63.4)
Flight equipment rentals	29,567	8,415	251.4
Other operating expenses	108,273	115,218	(6.0)

Total operating expenses	$1,954,665	$2,410,257	(18.9)%

Aircraft fuel.  Aircraft fuel expense decreased by $321.8 million, or 37.4%, for 2009 as compared to 2008. The decrease was primarily due to a $1.42 per gallon decrease in the average price of jet fuel, representing a 44% decrease from 2008 prices, as well as a 5% decrease in the number of gallons of jet fuel used resulting from decreased block hours. Our average jet fuel costs were $1.82 per gallon during 2009 as compared to $3.24 per gallon during 2008. Additionally, there was a 5% decrease in the number of gallons of jet fuel used resulting from decreased block hours. Jet fuel expense is net of hedging gains (losses) allocated to us by American, which amounted to a loss of $59.9 million and a gain of $36.6 million in 2009 and 2008, respectively.

Wages, salaries and benefits.  Wages, salaries and benefits decreased by $8.0 million, or 1.4%, during 2009 as compared to 2008. The decrease in wages, salaries and benefits was primarily attributable to a decrease in the number of employees which was partially offset by an increase in health care and insurance costs and workers’ compensation expense.

Depreciation and amortization.  Depreciation and amortization expense decreased by $34.4 million, or 18.7%, during 2009 as compared to 2008. The decrease in depreciation and amortization was primarily due to the 2008 sale of 39 Super ATR 72 aircraft resulting in a $25.4 million decrease in depreciation, the impairment charge related to our ERJ-135 aircraft resulting in a $2.2 million decrease in depreciation, and a $3.6 million decrease due to certain ERJ-135 aircraft that were classified as held for sale and therefore not depreciated in 2009.

Other rentals and landing fees.  Other rentals and landing fees increased by $5.6 million, or 4.8%, during 2009 as compared to 2008. The increase in other rentals and landing fees was primarily due to rate increases for landing fees in certain markets.

Passenger handling.  Passenger handling expense decreased by $38.5 million, or 23.1%, during 2009 as compared to 2008. As of January 2009, certain passenger handling fees previously classified as pass-through or controllable in 2008 were absorbed by American. This resulted in a $25.1 million decrease in associated costs, including catering, security and passenger assistance charges, for 2009 as compared to 2008. In addition, travel and incidental expenses associated primarily with crew hotel and transportation costs decreased by $5.1 million mainly due to decreased departures as well as lower headcount of pilots and flight attendants during the year ended December 31, 2009.

Flight equipment rentals.  Flight equipment rental expense increased by $21.2 million, or 251.4%, during 2009 as compared to 2008. The increase in flight equipment rentals was primarily due to the December 2008 sale of 39 Super ATR 72 aircraft resulting in a $27.1 million increase in aircraft rentals net of amortization of deferred gain on sale. In addition, we returned all of our leased Saab B+ aircraft to the lessor in 2008 resulting in a $5.2 million decrease in lease charges in 2009.

Special charges.  Special charges decreased by $73.2 million, or 63.4%, during 2009 as compared to 2008. The decrease in special charges related to the impairment of certain ERJ-135 aircraft to their estimated fair values recognized during 2009 and 2008. The impairments amounted to a $113.5 million reduction in aircraft value in 2008 and a $42.2 million further reduction in value in 2009. For further information, see Note 3 to our audited historical consolidated financial statements.

Other income (expense).  Other income (expense) consists of interest income, interest expense and other miscellaneous expenses. Other expense decreased to $106.4 million for 2009 from $108.9 million in 2008. Currently, all transactions with affiliates are recorded on our consolidated balance sheet in “Funds due from AMR affiliates.” Interest is earned or charged on these receivables or payables at the rate of return American earns on its short-term investment portfolio. Net interest income from affiliates decreased $13.7 million, or 71.6%, for 2009 as compared to 2008 due to a decrease in the balance in “Funds due from AMR affiliates.” Interest expense decreased $13.5 million, or 10.9%, due to a reduction in debt balances.

Income tax provision.  Our effective tax rate was 28% and 32% for the years ended December 31, 2009 and 2008, respectively. For 2009, the effective tax rate differed from the U.S. statutory rate due to a state deduction associated with dissolving one of our subsidiaries. Our 2008 rate was less than the statutory rate due to a benefit recorded to reduce the state rate used to record our state deferred tax liabilities resulting from an overall trend of decreasing effective state income tax rates.

Liquidity and Capital Resources

General

Contemporaneously with the spin-off, we expect AMR will make a capital contribution to us currently contemplated to be approximately $50 million in cash, and AMR or American will agree to be responsible for certain other payables, liabilities and accrued interest that we previously incurred on their behalf, as described below. We intend to use the proceeds of the capital contribution to support our working capital needs and the growth of our business and for general corporate purposes. In addition, in connection with the spin-off, we expect American to provide us with a revolving credit facility. We currently anticipate that we will be able to fund our ongoing working capital and capital expenditures for the next 12 months through cash flows from operations, the cash contribution from AMR and availability under our revolving credit facility. However, our future cash flows and profitability are highly dependent upon the utilization of our aircraft under the Air Services Agreement. If American reduces the utilization levels of our aircraft below current utilization levels, then our liquidity would be adversely impacted.

Currently, American provides a treasury function for us, whereby substantially all the cash we generate from our contracts with American is held by American. American in turn funds our disbursements, resulting in a net receivable to us or payable from us. Other transactions between us and AMR and its other affiliates are also settled through this account. Following the spin-off, we will maintain a separate cash management system and separate cash accounts and transactions with American will no longer be settled through this account. Rather, transactions with American and its affiliates will be settled in cash upon payment terms provided for in the various agreements between us and American.

As of June 30, 2011, we had accounts payable and other accrued liabilities of approximately $185 million. Contemporaneously with the spin-off, certain payables aggregating approximately $135 million at June 30, 2011, will be retained by us, but AMR or American will agree to be responsible for, and we will be released from, certain other payables, workers’ compensation liabilities and accrued interest (totaling approximately $50 million at June 30, 2011) that we previously incurred on their behalf. In addition, prior to the spin-off, we will transfer all of our jet aircraft and certain intercompany receivables owed to us by American (including our $293 million account receivable due from American at June 30, 2011), to American. In consideration for the transfer of the jet aircraft by us to American, American will take the jet aircraft subject to, and we will be released from, indebtedness related to the aircraft, on which AMR is already the guarantor. As a result, we will no longer be required to make debt payments on our aircraft. Our aircraft-related debt payments were $237.0 million, $226.1 million and $219.4 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

In 2010, 2009 and 2008, we spent $313.3 million, $43.2 million and $24.4 million, respectively, on capital expenditures, primarily related to acquiring new aircraft and paying aircraft purchase deposits. In 2009, we exercised a purchase option for 22 CRJ-700 aircraft to be delivered in 2010 and 2011, which were fully financed. We expect our capital expenditure requirements for 2011 and 2012 will be limited, and our capital expenditure budgets will be approximately $20 million in 2011 and $25 million in 2012. However, our capital requirements will likely increase if we obtain regional flight operations business at higher than historical rates from other airlines or if we expand our ground handling business.

Cash Flows from Operating Activities

As of June 30, 2011, we had cash and cash equivalents of $5.1 million. Cash provided by operations for the six months ended June 30, 2011 was $127.9 million as compared to $126.2 million for the six months ended June 30, 2010. Cash provided by operations for the year ended December 31, 2010 was $256.3 million, as compared to $308.3 million for the year ended December 31, 2009. Cash provided by operations in 2009 was higher than 2010 due to the reimbursement by American of a $42.2 million aircraft impairment charge.

Cash Flows from Investing Activities

Net cash used in investing activities increased $104.2 million to $155.0 million for the six months ended June 30, 2011, compared to $50.8 million for the six months ended June 30, 2010. This increase was due to the acquisition of aircraft.

Net cash used in investing activities increased $267.0 million to $309.6 million for the year ended December 31, 2010, compared to $42.6 million for the year ended December 31, 2009. The change was primarily due to the acquisition of aircraft in 2010 and related purchase deposits for future deliveries.

Cash Flows from Financing Activities

Net cash provided by financing activities was $29.1 million for the six months ended June 30, 2011, as compared to cash used in financing activities of $74.2 million for the six months ended June 30, 2010. The difference was primarily due to cash inflows from financing of the delivery of eight CRJ-700 aircraft in 2011.

Net cash provided by financing activities increased $322.1 million to $55.1 million for the year ended December 31, 2010, compared to cash used for financing activities of $267.0 million at December 31, 2009. In 2010, we borrowed $291.6 million to finance the delivery of CRJ-700 aircraft, which was offset by debt payments of $237.0 million on existing aircraft related debt. For the year ended December 31, 2009, we used $267.0 million in cash from financing activities for payments on long-term debt of $226.1 million, a dividend payment of $650.0 million to AMR, offset by net funds transferred from AMR affiliates of $610.0 million.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2011 (in thousands):

	Estimated Payments Due By Period
		2012 and	2014 and	2016 and
	2011	2013	2015	Beyond	Total

Operating lease payments for aircraft and facilities(1)	$25,943	$92,491	$47,949	$2,157	$168,540
Long-term debt(2)	167,620	674,650	648,205	1,145,540	2,636,015
Capital lease obligations	134	282	33	—	449

Total	$193,697	$767,423	$696,187	$1,147,697	$2,805,004

(1)	Operating lease payments consist of rental payments on our Super ATR 72 aircraft and rent for various airport stations and facilities.

(2)	Amounts represent contractual amounts due including interest. Interest owed on variable rate debt was estimated based on the current rate as of June 30, 2011. Prior to the spin-off, all of our jet aircraft and certain intercompany receivables owed by us to American, will be transferred to American. In consideration for the transfer of the jet aircraft, American will take the jet aircraft subject to, and we will be released from, indebtedness related to the aircraft. Accordingly, we do not expect to have future contractual obligations for this debt.

The following table sets forth our contractual obligations on a pro forma basis as of June 30, 2011, had we been operating under the agreements with American as further discussed in “Agreements with AMR and Its Affiliates” and “Unaudited Pro Forma Consolidated Financial Information” (in thousands):

	Estimated Payments Due By Period
		2012 and	2014 and	2016 and
	2011	2013	2015	Beyond	Total

Operating lease payments for facilities(1)	$807	$2,184	$777	$1,465	$5,233
Capital lease obligations	134	282	33	—	449

Total	$941	$2,466	$810	$1,465	$5,682

(1)	Prior to the spin off, we will transfer certain of our leasehold interests to American. In addition, following the spin off, under the Air Services Agreement, rent expense for our aircraft fleet will be a nominal amount per month and passenger airport facilities rent will be absorbed by American. Future contractual obligations following the divestiture are primarily related to facilities.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. The SEC has defined critical accounting policies as those policies that are most important to the preparation of financial statements and require management’s subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. The development and selection of these critical accounting policies have been determined by our management. Due to the significant judgment involved in selecting certain of the assumptions used in these areas, it is possible that different parties could choose different assumptions and reach different conclusions. We consider the policies relating to the following matters to be critical accounting policies:

Regional air services and ground handling revenues.  Regional air services revenues and ground handling services revenues are recognized when service is provided. Under both the Historical ASA and the Air Services Agreement, revenue is considered earned when the flight is completed. Under our ground handling contracts with American and other airlines, we recognize revenue when the service is provided at arrival or departure of the aircraft. After the spin-off, the Air Services Agreement will provide for incentive payments which will be recognized when probable.

Long-lived assets.  We had $2.6 billion of property and equipment related assets as of June 30, 2011. Additionally, as of June 30, 2011, we had $11.4 million of airport operating rights intangible assets. The recorded value of our fixed assets is impacted by a number of estimates made by us, including estimated useful lives, salvage values and our determination as to whether aircraft are temporarily or permanently grounded. In accordance with U.S. generally accepted accounting principles, we record impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired, the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets and the net book value of the assets exceeds their estimated fair value. In making these determinations, we use certain assumptions, including, but not limited to: (i) estimated fair value of the assets and (ii) estimated future cash flows expected to be generated by the assets, generally evaluated at a fleet level, which are based on additional assumptions such as asset utilization, length of service and estimated salvage values.

In 2008, due to American’s capacity reduction announcement, we concluded a triggering event had occurred and required that fixed assets be tested for impairment. As a result of that testing, we recorded a $113.5 million impairment charge related to our ERJ-135 aircraft. In 2009, due to the continuing severe downturn in the global economy and weakness in the regional jet aircraft market, our plan to sell certain of our ERJ-135 aircraft was no longer feasible at the amount for which these aircraft had been valued. Consequently, we reclassified these aircraft from held for sale to held for use, tested them for impairment and concluded the carrying values of certain of our ERJ-135 aircraft were no longer recoverable and recorded a $42.2 million impairment charge.

Prior to the spin-off, we will transfer to American all of our jet aircraft and certain others assets related to our regional flight operations and ground handling businesses, and airport operating rights will either be corrected or reallocated to American to the extent permitted by third parties. As of June 30, 2011, these assets had a net book value of $2.4 billion. After the transfer, correction or reallocation of these assets to American, the judgments and estimates involved in accounting for our long-lived assets will be greatly reduced.

Maintenance.  We have engine service agreements with third party vendors to provide engine overhaul services for the regional jet aircraft that we operate. Under the terms of the agreements, we pay a set dollar amount per flight hour or cycle on a monthly basis and the third party vendor assumes the responsibility to overhaul the engines at no additional cost to us, subject to certain specified exclusions. Maintenance costs under these contracts are recognized when the flight hour or cycle is flown pursuant to the terms of the contract. We use the direct expense method of accounting for our Super ATR turbo-prop engine overhauls where the overhaul costs are expensed when the overhaul event occurs. The costs of maintenance for airframe and avionics components, landing gear and normal recurring maintenance are expensed as incurred.

Inventories.  Inventories, expendable parts and maintenance supplies relating to flight equipment are carried at average cost and are expensed when the inventory is used. A fleet retirement reserve is provided over the remaining estimated useful life of the related aircraft equipment, for spare parts expected to be on hand at the date the aircraft are retired from service, less an estimate of the residual value, plus allowances for spare parts currently identified as obsolete or excess. The adequacy of our fleet retirement reserve requires a high degree of judgment considering expectation of the fleet life and residual value of inventory at the expiration of the fleet life. Following the spin-off, our inventory reserves may be impacted by our assessment of whether we have excess inventory on hand due to changes in the number of aircraft covered under the Air Services Agreement.

Income taxes.  We will be included in AMR’s consolidated tax return for 2010 as a wholly-owned subsidiary of AMR. Under the terms of the Tax Sharing Agreement with AMR, the provision for income taxes has been computed on the basis that we file a separate consolidated income tax return with our subsidiaries, subject to certain interpretations as described in Note 8 to our audited historical consolidated financial statements. All tax amounts are settled through intercompany accounts with AMR affiliates. We record a deferred tax asset valuation allowance when it is more likely than not that some or all of our deferred tax assets will not be realized. We consider our historical earnings, trends and outlook for future years (including reversals of deferred tax liabilities) in making this determination. As of December 31, 2010, we had available for federal and state income tax purposes NOLs of approximately $1.5 billion and $747.0 million, respectively.

In connection with the spin-off, we will be allocated a portion of AMR’s NOL carryover balance for U.S. Federal income tax purposes. We estimate that the allocated portion of the NOL carryover following the distribution will be approximately $800 million and will, under certain conditions, be available to us to offset a significant portion of any cash obligations we will owe for our future U.S. Federal income taxes. These NOLs expire between 2022 and 2029. Our ability to use such NOLs against future taxable income could be limited if there is an ownership change (generally cumulative stock ownership changes exceeding 50% during a three-year period as determined under Section 382 of the Internal Revenue Code) with respect to (i) our common stock prior to or after the distribution or (ii) AMR common stock prior to the distribution.

To avoid a potential adverse effect on our ability to use the NOL carryover allocable to us for U.S. Federal income tax purposes, our amended and restated certificate of incorporation will contain a “5%

Ownership Limitation,” which will prohibit certain transfers of our stock. The 5% Ownership Limitation will be applicable to all stockholders except [•] and will remain in effect until the earlier to occur of (i) [•], 20[•], or such later date as may be approved by our board of directors, (ii) the repeal, amendment or modification of Section 382 of the Internal Revenue Code (and any comparable successor provision) in such a way as to render the restrictions imposed by Section 382 of the Internal Revenue Code no longer applicable to us, (iii) the beginning of our taxable year in which no available NOL carryovers remain and (iv) the date on which the limitation amount imposed by Section 382 of the Internal Revenue Code would not be materially less than our remaining NOL carryovers. Even with the 5% Ownership Limitation, no assurance can be given that an ownership change will not occur, in which case the availability of our substantial NOL carryover and other U.S. Federal income tax attributes would be significantly limited.

Additionally, prior to the spin-off, we will transfer to American all of our jet aircraft and related deferred tax liabilities. Accordingly, our assessment of our ability to realize our deferred tax assets after the spin-off will be primarily based on our ability to generate future taxable income, exclusive of reversing of a substantial portion of current deferred tax liabilities, as well as consideration to the risk of an ownership change as described above. This assessment involves significant management judgment due to our historical operations not necessarily being indicative of future trends. Based on our current projections of future income under the terms of the Air Services Agreement and Ground Handling Agreement, we will likely record a valuation allowance on the NOL allocated to us by AMR in connection with the spin-off.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements as defined in Item 303 of Regulation S-K. However, we do have operating leases for certain facilities and our Super ATR 72 aircraft as further described in the Notes to the Consolidated Financial Statements.

Quantitative and Qualitative Disclosure About Market Risk

Because all of our current regional air services revenues are derived from capacity purchase contracts, we are not subject to any significant degree to market risks such as commodity price risk and interest rate risk.

Aircraft fuel.  Under the Historical ASA and the Air Services Agreement with American, fuel is a pass-through or absorbed cost, and therefore we do not bear the market risk associated with volatility in the price of fuel.

Interest rates.  We do not hold long-term interest sensitive assets, and therefore, we are not exposed to interest rate fluctuations for our assets. We do not purchase or hold any derivative financial instruments to protect against the effects of changes in interest rates.

BUSINESS

Overview

We are a leading regional airline that provides both regional flight operations and ground handling services throughout North America. Currently, we are the third largest regional airline in the U.S. based on aircraft operated, and we believe we are one of the largest ground handlers in the U.S. based on departures handled. We provide regional flight operations to American and ground handling services to passenger airlines, including American and 14 other airlines. At September 1, 2011, we had an active regional aircraft fleet of 281 aircraft providing 1,588 daily regional flight departures throughout the U.S., the Bahamas, the Caribbean, Mexico and Canada, and provided ground handling services for 1,673 daily departures at more than 100 airports across the U.S., the Bahamas, the Caribbean and Canada. Through our long operating history, we have developed significant competitive strengths, including a strong and long-standing relationship with American, a highly skilled workforce, a broad geographic footprint, an experienced management team and significant experience providing a wide range of services. Our business strategy is to reduce our operating costs, maintain our long-standing relationship with American, diversify and expand our regional flight operations business with other airlines and continue to expand our ground handling business with American and other airlines.

We have entered into the Air Services Agreement with American, which will have a nine-year term. In addition, we will enter into additional agreements with AMR and American, including an eight-year Ground Handling Agreement covering 106 airport locations. We believe the Air Services Agreement and Ground Handling Agreement will provide us with a predictable, on-going revenue base for several years following the spin-off. For the six months ended June 30, 2011, on a pro forma basis, we generated $649.8 million of total operating revenues, $4.9 million of total operating income and $3.4 million of net income. For the six months ended June 30, 2011, on a pro forma basis, regional flight operations and ground handling services accounted for approximately 80% and 20% of our total operating revenues, respectively.

We operate our businesses primarily through two wholly-owned subsidiaries, American Eagle and Executive, which both hold FAA operating certificates. Following the spin-off, we will continue to provide regional flight operations using the “American Eagle” tradename. Until completion of the spin-off, we will remain a wholly-owned subsidiary of AMR.

Regional Flight Operations

We seek to provide regional flight operations for mainline carriers’ network needs. Upon completion of the spin-off, we will initially provide regional flight operations solely to American pursuant to the Air Services Agreement. As an independent company, we will seek to maintain this business with American and pursue new opportunities to provide regional flight operations to other airlines.

Under the Air Services Agreement with American, we operate under American’s AA flight designator code, or such other flight designator codes as directed by American. American controls and is responsible for our scheduling, ticket pricing and seat inventories. American is entitled to all ticket, cargo and ancillary revenues associated with the operation of the aircraft and is responsible for all revenue-related expenses, including commissions, reservations and passenger ticket processing expenses. Following the spin-off, American will compensate us on a monthly basis for the regional flight operations we provide in accordance with established pre-set rates, which we believe are current market rates. In addition, following the spin-off, certain costs incurred by us will be reimbursed by American at our out-of-pocket cost with no mark-up, such as landing fees and insurance premiums, and certain costs of our operations will be incurred directly by American, such as fuel and the costs of passenger handling services. See “Agreements with AMR and Its Affiliates.”

Ground Handling Services

Our ground handling business provides American and other mainline carriers and regional flight operators with a comprehensive range of passenger and ramp services. While we provide a significant portion of our ground handling services to regional airlines, in general, the selection of the ground handling service provider is made by the mainline carrier responsible for scheduling the aircraft. When choosing a ground handling service provider, mainline carriers typically can choose to provide the services with their own staff, contract with the regional airline or contract with third party providers. The range of passenger services we provide includes passenger check-in and ticketing, passenger gate operations, baggage services, skycap services, wheelchair assistance and intra-airport transportation. The range of ramp services we provide includes aircraft parking, pushback and towing, baggage handling, aircraft cleaning, de-icing services and water and lavatory services. Typically, we provide our customers with custom ground handling solutions to meet their particular needs at each location.

We have been providing ground handling services since 1984. We believe our more than 6,200 ground handling employees, broad geographic footprint and experience operating in a large hub environment provide us with a distinct competitive advantage in providing ground handling services to American and other airlines.

Following the spin-off, we will provide ground handling services for American’s flight operations at 106 airport locations pursuant to the Ground Handling Agreement. The services we provide and the rates at which we are compensated will be specified on an airport-by-airport basis. For providing ground handling services, American will compensate us through a pre-set rate per actual arrival and subsequent departure of a handled aircraft at a particular airport, subject to certain adjustments. In addition, we will be reimbursed at our costs for certain additional charges, such as certain supplies provided by us, specified third party services and certain taxes and fees. See “Agreements with AMR and Its Affiliates.”

Our Strengths

We believe we are well positioned to execute our business strategy and benefit from current airline industry trends due to the following competitive strengths:

General

Strong and Longstanding Relationship with American.  Our over 25-year relationship with American provides us with a competitive strength among regional airlines and ground handling service providers, and we believe we will be well-positioned to retain a significant amount of business from American after the Air Services Agreement and Ground Handling Agreement expire. At September 1, 2011, we provided 93% of the regional flight operations and 85% of the ground handling services for American’s regional flights. Notwithstanding American’s desire to diversify its regional flight operations, we believe the services we provide are important to American. As disclosed in its public filings, American has a network strategy focused on its cornerstone markets of Dallas/Fort Worth, Chicago O’Hare, Miami, New York City and Los Angeles, where we also have a strong presence and are able to provide connecting passengers to American flights. In addition, we believe there would be significant costs to American if it decided to move abruptly most or all of its regional business to other regional carriers due to the resources required to effectuate the change and the potential disruptions in feeding passenger traffic to its cornerstones. Further, American’s current labor agreement with the Allied Pilots Association restricts American’s ability to use regional carriers other than us for flying the CRJ-700 aircraft on its behalf.

Contractual Relationships at Market Rates.  Following the spin-off, the Air Services Agreement and Ground Handling Agreement with American will provide us with a predictable source of revenue for the designated contract terms, subject to certain adjustments and reset rights. Although American will have the right to withdraw certain aircraft from the Air Services Agreement or withdraw ground handling services at certain airports from the Ground Handling Agreement prior to the expiration of the specified terms of the agreements, we believe the predictability of this source of revenue as a result of the contractual relationship with American should reduce our financial risk and enhance our ability to implement our strategy. Additionally, following the spin-off, these agreements will reflect what both we and American believe are current market rates for these services. We believe aligning our cost structure with the rates we receive from American should enable us to compete successfully for additional business.

History of Positive Labor Relations.  We have a highly skilled workforce with over 7,200 aviation professionals and over 6,200 ground handling employees. A significant portion of our employees are represented by collective bargaining groups. We believe our employees are one of our greatest assets, and our management believes that maintaining positive relationships with our employees has been, and will continue to be, key to our success. Our management continues to work with representatives of our collective bargaining groups to develop creative solutions to issues facing our business and the industry in general.

Experienced Executive Team.  Our senior executive team collectively has over 100 years of experience across varying specialties in the airline industry, with an average of 20 years of individual airline experience. Our experienced leadership better positions us to provide our customers with the highest quality service, to anticipate our customers’ priorities and objectives and to pursue growth opportunities in the regional airline and ground handling markets.

Significant Net Operating Loss Carryover.  In connection with the spin-off, we will be allocated a portion of AMR’s NOL carryover balance for U.S. Federal income tax purposes. We estimate that the allocated portion of the NOL carryover following the distribution will be approximately $800 million and will, under certain conditions, be available to us to offset a significant portion of any cash obligations we will owe for our future U.S. Federal income taxes. These NOLs expire between 2022 and 2029.

Regional Flight Operations

One of the Largest Regional Airlines in the U.S.  We are the third largest regional airline in the U.S. based on aircraft operated and the fourth largest regional airline in the U.S. based on passengers carried, with experience operating aircraft ranging from 37- to 66-seat capacity, including 2-class aircraft. To support our geographically diversified operations, we have established a network of operations facilities, pilot bases and maintenance facilities throughout North America, which we believe can support future growth. In addition, in our largest markets, we believe we have consistently achieved among the highest performance results when compared to other regional airlines, including our controllable completion factor and our on-time performance. We believe our experience with a diversified range of aircraft types and network of established locations and facilities will allow us to compete successfully for new business.

Lower Risk Airline Operations.  As a regional airline operating under the Air Services Agreement, which is a capacity purchase agreement, we will have a fundamentally different business model from a mainline carrier. Under the Air Services Agreement, we have no passenger revenue risk or fuel risk, which provides us with a more predictable per flight revenue stream than a mainline carrier. In addition, we have no residual aircraft liability on the aircraft we operate for American under the Air Services Agreement because the aircraft are or will be leased or subleased to us by American, and the leases will terminate before or contemporaneously with any termination of the Air Services Agreement. As a result, following the completion of the spin-off, all aircraft rental payments will be paid directly or reimbursed by American, and we will have no aircraft debt, which we believe will provide us with a conservative capital structure. Upon expiration of any underlying aircraft lease or sublease and our return of the aircraft to American, American will be solely responsible for redeploying the aircraft. However, it may be necessary to finance or lease additional aircraft through third parties in connection with entering into future agreements to fly for American or other mainline carriers, and our limited fixed assets and lack of credit history as an independent company may make it difficult to obtain such financing on favorable terms. See “Risk Factors — We may not be able to access additional financing sources on favorable terms, or at all, which could adversely affect our ability to operate our business as planned and limit our ability to expand our business.”

Ground Handling Services

Broad Geographic Footprint and Significant Market Presence.  At September 1, 2011, we had ground handling operations at more than 100 airports in the U.S., the Bahamas, the Caribbean and Canada and we have a strong record of providing ground handling services to American for its mainline and regional operations, including at large airports where the high numbers of connecting passengers make operations more complex. This market presence, scale and know how allows us to be a low-cost provider in these markets and enhances our ability to attract new customers and retain our existing customers. We also provide ground handling services to Air Georgian, AirTran Airways, Alaska Airlines, Allegiant Air, British Airways,

Continental for Continental Express, Delta for Delta Connection, Frontier Airlines, Gulfstream International Airlines, Jazz Air, JetBlue Airways, Spirit Airlines, Sun Country Airlines and US Airways for US Airways Express. Although our customers other than American only represented 5% of our ground handling services revenue for the six months ended June 30, 2011, we believe our geographic reach, market presence and experience with sophisticated operations should enable us to compete for new business at our existing and new locations for a broader universe of potential customers.

Wide Range of Ground Handling Services.  We provide our customers with a wide range of services from aircraft arrival through departure. By providing a broad range of services, we are able to build on existing customer relationships and cross-sell our services. For example, when we attract a new customer for baggage loading, we may offer that customer additional services such as aircraft cleaning, de-icing or passenger ticketing at the same or another airport.

Our Strategy

To maintain our existing American business and expand our operations and our customer base, we plan to implement the following strategies:

Regional Flight Operations

Reduce Our Operating Costs.  Over the last several years, we have implemented a series of initiatives to lower our operating costs, including increasing productivity of airport employees and lowering headcount through the use of software and hardware technology, increasing the efficiency of our maintenance programs through the use of new software systems and outsourcing the process of selecting and scheduling crew hotels. Despite the success of these initiatives, we currently have higher labor costs than our competitors, primarily due to the higher average level of seniority relative to our competitors of our employees that are represented by collective bargaining groups. We have had, and continue to have, ongoing discussions with our collective bargaining groups to develop other initiatives to improve productivity, lower costs and provide better long-term job prospects. We believe our seniority will be reduced as mainline carriers grow and seek to hire our more experienced personnel to fill open positions and as our senior employees reach retirement age. In addition, our current pilots have the option to transfer to American as positions with American become available.

Maintain Our Business with American.  We and our predecessors have flown primarily for American since 1984. At September 1, 2011, we provided 93% of American’s regional flight operations. Although American’s objective is to reduce this dependence on us over time through diversification of its regional feed, we believe our long-established relationship with American positions us well to earn a significant amount of our existing business when our agreements with American expire. We intend to aggressively manage our costs and work closely with American to provide excellent customer service and offer efficient, reliable and high quality regional flight operations.

Pursue Growth Opportunities with Other Mainline Carriers.  We believe there will be significant opportunities to compete for regional flight operations business over the next five years due to the expiration of existing agreements with other regional carriers. Based on public filings made by various mainline and regional carriers, we estimate 14 aircraft contracts for regional flight operations covering 276 aircraft will expire through 2016. While the mainline carriers may not seek new providers for all of the regional flight operations represented by these aircraft, we believe that we will have opportunities to compete for a significant portion of the regional flight operations related to the expiring agreements. In addition, between 2000 and 2010, regional airlines increased their share of domestic capacity from 4% to 12%. Earlier this year, the FAA forecasted that regional capacity will grow at an average of 4.1% per year through 2031 compared to an average of 2.8% per year for mainline carriers. With these industry trends and our long track record of providing high quality, reliable regional flight operations to one of the world’s largest airlines, we believe we will be well positioned to compete for the regional flight operations of other mainline carriers.

Ground Handling Services

Grow Our Customer Base at Existing Locations.  We intend to market our wide range of ground handling services and broad geographic presence to increase our customer base across our existing network of more than 100 airports. We believe our diversified services and broad geographic presence will provide us with a competitive advantage when offering our services to potential new customers. Further, as a result of our established market position, in many cases we can offer services to new customers without incurring additional fixed costs, which we believe gives us a competitive advantage when we compete for new business at locations where we already operate. We are currently the only company providing ground handling services to scheduled airlines at 12 locations where we operate and one of only two companies providing ground handling services to scheduled airlines at 13 locations where we operate, which positions us well for additional business at these locations. We believe that as an independent company, we will have a greater opportunity to invest in our ground handling business to pursue new customer opportunities at our existing locations.

Cross-Sell Our Ground Handling Services.  By providing a broad range of ground handling services at a large number of airports, we believe we are well positioned to cross-sell additional services to our customers, including at additional locations. For example, at one of our major locations, we recently expanded our operations to include skycap and special assistance services. As mainline carriers continue to focus on their core flying operations, we believe they will outsource more ground handling services, which will provide us with the opportunity to cross-sell our services.

Expand to New Ground Handling Locations.  We intend to continue the long-term expansion of our ground handling operations with selective development of additional domestic locations. Historically, our ability to invest in our ground handling business was controlled by American, which limited our ability to invest in new third-party business. As an independent company, we believe we will have a greater ability to invest in growth opportunities as they arise, including through potential acquisitions of other ground handling operators.

Our History

We were formed through the creation or acquisition by American of several regional airlines. The American Eagle brand started in November 1984, when independent airline, Metroflight, began flying with service to seven cities from Dallas/Fort Worth International Airport. By the end of 1984, independent airlines using the American Eagle brand served eight cities with 60 daily flights from Dallas/Fort Worth International Airport, and by 1986, served 100 cities with 1,000 daily departures.

In 1998, all the American Eagle airlines owned by American were merged into one subsidiary, except Executive Airlines, which remains on a separate FAA operating certificate. In 1999, American acquired Business Express, the largest regional airline in the northeast. We reached our current form in December 2000 when Business Express was merged into American Eagle.

Our Industry

Regional Airline Industry

The Relationship Between Mainline Carriers and Regional Airlines.  The airline industry in the U.S. has traditionally been served primarily by several mainline carriers, such as Alaska Airlines, American Airlines, Delta Air Lines, JetBlue Airways, Southwest Airlines, United Airlines and US Airways. These airlines’ basic function is to transport passengers and their luggage from one point to another. In addition, they transport cargo and provide other ancillary products and services to generate additional revenue from the flights they operate. These airlines offer their services at prices that vary depending on the supply and demand for their services and they assume the risk for the revenue that is generated per flight. In addition, these airlines’ cost structures are made up of fixed and variable costs with the most significant costs being aircraft, fuel and labor expenses.

Regional airlines typically provide mainline carriers with regional flight operations using smaller regional aircraft operated on lower traffic volume routes or on high traffic volume routes at off peak periods. These regional airlines use the mainline carrier’s two-letter flight designator codes to identify the regional airline’s flights and they are painted with the mainline airline’s livery. In contrast to mainline carriers, regional airlines generally do not try to establish an independent route system to compete with the other airlines. Rather, regional airlines typically enter into contracts with one or more mainline carriers, pursuant to which the regional airline agrees to use its smaller, lower trip cost aircraft to carry passengers booked and ticketed by the mainline carrier between a hub of the mainline carrier and a smaller outlying city. Under these contracts the mainline carrier directs the regional airline where and when to fly and in exchange for such services, the mainline carrier pays the regional airline either a fixed fee for the capacity purchased, termed “capacity purchase,” or pays a percentage of the ticket revenue to the regional, termed “pro-rate.” See “— Regional Airline Contract Descriptions.” The mainline carrier is responsible for obtaining any airport facilities and services necessary for the operation of the regional airline, including the handling of passengers and aircraft, which it may elect to do itself or by contracting with a third party for the services.

History of the Regional Airline Industry.  Since the deregulation of the airline industry in 1978, regional airlines have expanded their role in the U.S. transportation system. During 2010, 29% of large commercial aircraft and 61% of regional jets in the world were operated in North America. The rapid domestic growth of regional jets was spurred by three factors: labor cost arbitrage, new technology and an excess of hubs.

By the late 1990s, pilots at mainline carriers were paid rates significantly higher than the rates paid to pilots of regional jets and many of the scope clauses in U.S. labor contracts with mainline carrier pilots restricted the mainline carriers’ ability to outsource flying on planes with more than 50 seats. With the introduction of faster and more customer-friendly regional jets in the 1990s, using smaller planes for a wide range of secondary routes became much more attractive. In addition, during the 1991 recession, many mainline carriers found themselves operating too many hubs as the demand for air travel contracted. Mainline carriers realized that shifting to smaller regional jets to reduce capacity but maintain market presence reduced the cost of serving those routes.

Following the introduction of the regional jet, demand for regional jets quickly exceeded supply, making regional airlines an important strategic imperative for mainline carriers. Many mainline carriers had either started or purchased regional airlines in the years leading up to the late 1990s, and they used these regional airlines to order new fleets of regional jets to deploy in their networks. In the late 1990s, mainline carriers that did not develop significant regional airlines during the 1990s actively acquired independent regional airlines in order to add regional jet capacity to their route network. Subsequent to this period, for a variety of reasons, such as public market opportunities and cost increases due to the mainline carrier ownership, many of these mainline carriers then divested their regional airlines.

Many of the factors that spurred the historical regional jet growth have reversed in recent years. For example, many of the post-bankruptcy pay and benefit cuts implemented by mainline carriers have narrowed the pay gap between mainline carriers and regional airlines, thereby reducing the regional airline industry’s preexisting labor cost advantages. Higher fuel prices have further diminished the relative cost advantages of regional jets when compared to the economies of scale associated with larger aircraft. In addition, mainline carriers have eliminated or downsized secondary hubs where regional jets accounted for the majority of departures.

The current market trends for regional airlines have led to significant consolidation beginning in 2005 when SkyWest Airlines bought Atlantic Southeast Airlines from Delta Air Lines. Transactions in 2010 included:

•	Pinnacle Airlines Corp. acquired Mesaba Aviation, Inc. from Delta Air Lines

•	Trans States Holdings, Inc. acquired Compass Airlines, Inc. from Delta Air Lines

•	SkyWest, Inc. acquired ExpressJet Holdings

As a result and after giving effect to the consolidations in 2010, the majority of available seat miles flown by regional airlines were concentrated at the top three regional airlines and their operating subsidiaries during 2010. The recent consolidation has decreased the market of competitors and recent regional capacity reductions have decreased the number of regional aircraft in service.

Regional Airline Contract Descriptions.  Regional flight operations are typically conducted under two types of contracts: capacity purchase contracts or pro-rate contracts. Under a capacity purchase contract, the mainline carrier generally purchases the entire capacity of a set number of aircraft and schedules the routes those aircraft fly. The mainline carrier pays the regional airline a fixed-fee for each departure, with additional incentives based on performance metrics, including completion of flights and on-time performance. In addition, the mainline carrier and regional airline often enter into a contract pursuant to which the mainline carrier bears the risk of changes in the price of fuel and other such costs that are passed through to the mainline carrier partner. Regional airlines benefit from a capacity purchase contract because they are sheltered from most of the elements that cause volatility in airline earnings, including variations in ticket prices, passenger loads and fuel prices. However, regional airlines under capacity purchase contracts do not benefit from positive trends in ticket prices, passenger loads or fuel prices and, because the mainline carriers absorb most of the risks, the margin between the fixed fees for a flight and the expected per flight costs tend to be less volatile and can be smaller than the highest margins achievable with pro-rate contracts.

Under a pro-rate contract, also known as a revenue sharing contract, the mainline carrier and regional airline negotiate a proration formula, pursuant to which the regional airline receives a percentage of the ticket revenue for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the mainline carrier. Substantially all the regional airline’s costs are borne by the regional airline. In such a pro-rate contract, the regional airline realizes increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, realizes decreased profits as ticket prices and passenger loads decrease or fuel prices increase.

FAA Operating Certificates.  We currently have two certificates issued by the FAA, one held by American Eagle and one held by Executive, that we use to operate our regional flight operations. Certain restrictions in American’s collective bargaining agreements could prevent us (or in certain circumstances any other regional carrier) from flying for other carriers on the same FAA operating certificate being used for American’s regional flight operations. We believe we may be able to consolidate our regional flight operations for American onto one of our two certificates in order to provide regional flight operations for other airlines using the other certificate. This could provide us with the flexibility to fly for other airlines, while avoiding the expense and time constraints associated with obtaining a new operating certificate. But see “Risk Factors — American’s labor agreements may restrict our ability to grow our business with American, thereby limiting our ability to implement our business strategies.”

Ground Handling Industry

Ground Handling Services.  All aircraft that operate in and out of airports require ground handling services and the ground handling services industry consists of a large number of domestic and international service providers. Principally, the airline that schedules the flight and is responsible for the passengers and facilities is responsible for contracting for the ground handling services. Mainline carriers can either provide the services with their own ground handling personnel or they can outsource these services to a third party. Their choices for outsourcing generally consist of regional airlines that have ground handling operations, unaffiliated national or regional ground handlers, fixed base operators and local providers. Mainline carriers outsource ground handling services for both the flights they operate and flights they contract out to regional airlines. Some mainline carriers are restricted by labor agreements in certain locations from using third party ground handling providers so they often have large in-house ground handling operations at their large airports. At airport locations where they are able to outsource, mainline carriers are free to contract for ground handling services with any third party ground handling service provider, including competing regional airlines.

Ground handling services generally can be classified into two categories: passenger handling services, such as counter services, security services, movement of air-bridges, lounge services and intra-airport transportation; and ramp services, such as baggage handling, cleaning, fueling, de-icing, snow removal and aircraft towing and pushback. Ground handling service providers will provide all of the ground handling services or specified services depending on the airline customer requirements and their capabilities at the particular airport. There are also specialized companies that offer only certain services at select airports.

The typical ground handling services contract is structured to compensate the ground handling service provider for a rate per actual arrival and departure of the handled aircraft. These contracts are typically for a specified term with automatic renewals and termination rights with 60 to 90 days notice. The key competitive factors in this industry are price and quality of service. Ground handling service providers with market presence resulting in economies of scale are generally better positioned to compete on price.

We believe growth in this industry may be fueled by several key trends, including growing demand for air transportation and the airline industry’s increasing willingness to outsource non-core services. Further, we believe there will be increased opportunity for large ground handling service providers, such as us, to grow their businesses as mainline carriers increase their focus on using fewer service providers and opportunities to acquire smaller ground handling operators arise.

Growing Demand for Air Transportation.  Historically, the ground handling industry has grown along with passenger air traffic. We expect continued growth in passenger air traffic, as well as in the ground services industry, due to, among other factors, economic growth, the growth of low cost carriers and increased international air traffic. According to the FAA, domestic passenger air traffic, as measured by revenue passenger miles, is projected to grow between 3.1% and 4.4% each year, at an average rate of 3.7%, from 2011 through 2021, and domestic departures are projected to grow at an average of 2.6% per year during the same period.

Increased Outsourcing.  Outsourcing ground handling services is a cost-effective alternative to performing services internally for many airlines. For example, outsourcing is cost-effective when a carrier has a limited number of daily flights at a particular airport, making the purchase and maintenance of the necessary equipment and labor uneconomical. As a result, foreign airlines, regional airlines and airlines initiating service to a new city typically use third party providers for a relatively high percentage of their ground handling services.

We believe outsourcing of ground handling services will increase as:

•	mainline carriers further heighten their focus on their core airline businesses;

•	regional airlines, which historically have been more likely than mainline airlines to have third party providers of ground handling services, continue to increase their share of domestic commercial air traffic;

•	airlines expand to new airports; and

•	new airlines emerge.

Fragmented Industry.  The ground handling industry in the U.S. is highly fragmented with ground handling service providers split into five categories: mainline airlines, regional airlines, unaffiliated ground handlers, fixed base operators and local providers. As a result, there are a large number of service providers, many of which provide services at a small number of airports or at a single airport. Many of the smaller providers also specialize in particular geographic areas or niche markets such as cargo warehousing or fueling. We believe smaller providers are likely to face significant competitive pressures as large airlines increasingly outsource to fewer and larger suppliers, such as us, that can provide a broader range of services at multiple locations. The fragmented nature of the industry also presents an opportunity for ground handling service providers to gain scale by consolidating the operations of a number of small providers via acquisition.

Our Regional Flight Operations Business

General.  As a regional airline, we seek to enter into agreements with mainline carriers to provide regional flight operations for their network needs. Upon completion of the spin-off, we will initially provide regional flight operations solely to American pursuant to the Air Services Agreement. Once we are an independent company, we will seek opportunities to expand our regional flight operations to other airlines.

At September 1, 2011, our regional flight operations business:

•	provided 93% of the regional flight operations for American;

•	operated 281 active aircraft;

•	offered scheduled passenger service to 177 cities, with 1,588 daily departures; and

•	was the single largest regional flight operator based on seat capacity at Dallas/Fort Worth International Airport (DFW), Chicago O’Hare International Airport (ORD), Miami International Airport (MIA) and Luis Munoz Marin International Airport in San Juan, Puerto Rico (SJU).

For the eight months ended August 31, 2011, our controllable completion factor was reported at 98.9%.

Markets and Routes.  Our regional flight operations complement American’s operations by carrying passenger traffic that connects with American’s mainline jets and by providing service to smaller cities not economically served by conventional large jet aircraft. At September 1, 2011, we offered scheduled passenger service to the following airports:

Our Aircraft Fleet.  As shown in the following table, at September 1, 2011, our active aircraft fleet consisted of 245 regional jets and 36 Super ATR turbo-prop aircraft, and our inactive aircraft fleet consisted of 18 ERJ-135 aircraft, three Super ATR 72 aircraft and 41 Saab 340B aircraft.

	Average Seating		Average
	Capacity	Number	Age

Active Aircraft:
Bombardier CRJ-700	63	25	8.3
Bombardier CRJ-700NG	65	22	0.8
Embraer RJ-135	37	21	11.1
Embraer RJ-140	44	59	9.0
Embraer RJ-145	50	118	9.4
Super ATR 72	66	24	17.4
Super ATR 72-212A	66	12	13.6
Inactive Aircraft:
Embraer RJ-135	37	18	11.4
Super ATR 72	64	3	19.8
Saab 340B	41	41	19.4

Prior to the distribution, we will transfer to American all of our jet aircraft. We have or will enter into lease arrangements with American for the use of these active aircraft, and we will enter into a maintenance arrangement with American for us to maintain the 18 inactive ERJ-135 aircraft. The Super ATR turbo-prop aircraft are currently subleased by American and further subleased to Executive, and we will enter into amended sublease agreements with American for these aircraft. We will maintain ownership of our 41 Saab 340B aircraft, which are currently in storage and fully depreciated.

Our lease arrangements with American for the aircraft will terminate following the termination or expiration of the Air Services Agreement, or may terminate earlier if American elects to terminate the lease when the applicable aircraft is withdrawn from the Air Services Agreement in accordance with American’s withdrawal rights. To the extent the leases of any Super ATR turbo-prop aircraft covered by the Air Services Agreement terminate or expire according to their respective terms, such aircraft will no longer be covered by the agreement and American will take possession of these aircraft. Upon the termination or expiration of the Air Services Agreement, or the withdrawal of a particular aircraft, we must return the aircraft to American subject to customary return conditions relating to the operating condition of the airframe and engines and aircraft maintenance. For certain aircraft, if we return the aircraft to American in less than this condition, we may be liable for additional payments to American. If we return the aircraft to American in better condition, we may receive an additional payment from American. As a result of our aircraft arrangement with American, upon completion of the spin-off, we will not own any of our active aircraft and will not have any residual liability for the aircraft that we operate for American. For further information regarding these return conditions and our maintenance obligations, see “Agreements with AMR and Its Affiliates — Air Services Agreement — Disposition of Aircraft Upon Termination or Withdrawal.”

Our Air Services Agreement with American.  Under the Air Services Agreement, we will initially provide regional flight operations to American for 245 regional jet aircraft and 36 Super ATR turbo-prop aircraft. For additional information, please see “Agreements with AMR and Its Affiliates — Air Services Agreement.”

Our Ground Handling Business

General.  We currently provide a comprehensive range of ramp and passenger services to American and 14 other airline customers. We have been providing ground handling services since 1984. We believe we are one of the largest providers of ground handling services in the U.S. and our more than 6,200 ground handling employees, broad geographic footprint and experience operating in a large hub environment provide us with a distinct competitive advantage in providing ground handling services to American and other airlines.

For the six months ended June 30, 2011, on a pro forma basis, American represented 95% of our ground handling services operating revenue, while other airlines represented 5% of our ground handling services operating revenue. Following the spin-off, we will continue to provide ground handling services for aircraft operated by us on behalf of American and for aircraft operated by American or on behalf of American by other airlines.

At September 1, 2011, our ground handling business:

•	handled 1,673 departures per day;

•	provided ground handling services at more than 100 airports;

•	provided ground handling services for 15 airline customers, including American; and

•	was the only provider of ground handling services to scheduled airlines at 12 of our ground handling locations.

Our Services.  Our ground handling services consist of passenger handling services and ramp services.

Passenger Handling Services.  Passenger handling services include the following:

•	checking passengers’ baggage at curbside;

•	providing ticket counter service, which includes helping passengers check baggage, receive boarding passes, purchase tickets, check documentation and receive flight-related information;

•	providing departure gate services and managing the ticket-taking process;

•	assisting with passengers’ baggage-related problems such as damage, theft or mishandled bags; and

•	providing wheelchair assistance.

We customize passenger services to meet the particular needs of an airline. For example, our employees that provide passenger services may wear the same uniforms as our customer’s employees and are trained to their standards. Passenger services customers provide individualized specifications regarding the number of employees that must be available for the handling of a given flight.

Ramp Services.  Ramp services include the following:

•	guiding the aircraft to and from the gate;

•	loading and unloading baggage and freight;

•	cabin cleaning;

•	de-icing; and

•	providing heating, air conditioning, lavatory and water services.

Due to the short period of time between aircraft arrival and departure, ramp services are a critical part of ensuring on-time departures. Without experienced ramp crews and well-maintained equipment, a flight may be delayed and customers may become dissatisfied.

Our Ground Handling Agreement with American.  Our Ground Handling Agreement will have a term of eight years, which is a substantially longer term than a typical ground handling contract, and will provide for certain rate adjustments, which are also not typical in a ground handling contract. The services we provide and the rates at which we are compensated will be specified on an airport-by-airport basis. For additional information, please see “Agreements with AMR and Its Affiliates — Ground Handling Agreement.”

Customers.  We provide ground handling services to American for its mainline and regional operations. In addition, we provide these services to Air Georgian, AirTran Airways, Alaska Airlines, Allegiant Air, British Airways, Continental for Continental Express, Delta for Delta Connection, Frontier Airlines, Gulfstream International Airlines, Jazz Air, JetBlue Airways, Spirit Airlines, Sun Country Airlines and US

Airways for US Airways Express. No single customer accounted for more than 5% of our pro forma ground handling services operating revenue for the six months ended June 30, 2011, other than American.

We generally have ground handling service contracts with each of our customers. These contracts are typically based on standard industry forms that are customized to fit the needs of each customer. Generally, our contracts are effective for a specified term and automatically renew, and our customers have the right to terminate the agreement on 60 to 90 days notice, or sooner in the case of continuing performance breaches.

Locations.  At September 1, 2011, we provided ground handling services at the following airports:

Competition

Regional Airlines.  The airline industry is highly competitive. We compete principally with other regional airlines. Because our regional flight operations extend throughout most major geographic markets in the U.S., our competition includes nearly every other domestic regional airline that could compete to provide the same services we provide. The primary competitors to our regional flight operations include: Air Wisconsin Airlines Corporation; Comair, Inc. (owned by Delta Air Lines); Horizon Air Industries, Inc. (owned by Alaska Air Group, Inc.); Mesa Air Group, Inc.; Pinnacle Airlines Corp. and its regional airline subsidiaries; Republic Airways Holdings Inc. and its regional airline subsidiaries; SkyWest Inc. and its regional airline subsidiaries; and Trans States Airlines, Inc. Mainline carriers award contract flying to these regional airlines based upon certain criteria, including cost, financial resources, overall customer service levels relating to on-time arrival and departure statistics, cancellation of flights, other performance metrics and the overall image of the regional airline as a whole.

Ground Handling Services.  The ground handling industry is highly fragmented and consists of a large number of service providers. Our principal competitors include nationally operated ground handling service providers such as Airport Terminal Services, Inc., Menzies Aviation plc, Servisair, Swissport International Ltd. and Worldwide Flight Services, Inc., as well as many smaller companies that operate regionally or at individual airports. In addition, we indirectly compete with various airlines that perform a large portion of their ground handling services in-house. The principal competitive factors in this industry are price, reputation, quality of service, breadth of service and experience.

Maintenance of Aircraft

To provide operational and maintenance services for our fleet of active aircraft, we have a geographically diversified network of operational and maintenance facilities that provide line, scheduled overnight and heavy maintenance. We have maintenance facilities at each of American’s hubs and certain other cities (Dallas/Fort Worth International Airport, New York’s LaGuardia Airport, John F. Kennedy International Airport, Los Angeles International Airport, Miami International Airport, Chicago O’Hare International Airport and Luis Munoz Marin International Airport in San Juan, Puerto Rico) and have significant overnight maintenance capabilities at Marquette/Sawyer International Airport, Northwest Arkansas Regional Airport, Columbus Regional Airport and Springfield-Branson National Airport and at the Eagle Aviation Services, Inc. maintenance facility at Abilene Regional Airport. With the exception of the Super ATR turbo-prop aircraft, we perform substantially all of our heavy checks at either our Marquette/Sawyer facility or our Abilene facility.

We also contract with third party vendors to provide all engine maintenance and some scheduled overnight and ad hoc line maintenance. Some of these engine maintenance agreements are long-term agreements on a power-by-the-hour basis with the original engine equipment manufactures and other key suppliers.

Training

We perform the majority of our flight crew training at the American Airlines Training Center in Fort Worth, Texas. Training for Executive pilots is conducted by American Eagle under a Training Certificate pursuant to Part 142 of the FAA Federal Aviation Regulations. New hire and change of position classroom training is conducted at the American Training Center. American Eagle uses two ERJ-145 simulators owned by American that are located at the American Training Center. CRJ-700, Super ATR and any additional ERJ simulator training is primarily done at the Flight Safety International (“FSI”) Training Center at Dallas/Fort Worth International Airport. Overflow from the Dallas/Fort Worth facility is handled at other FSI facilities throughout the U.S. All flight training and checking of American Eagle and Executive pilots is performed by American Eagle instructors, who are normally line qualified and represented by the Air Line Pilots Association.

Our flight attendants are trained in Fort Worth, Texas by line qualified flight attendants who are instructor qualified and supervised by professional instructors. The majority of annual recurrent ground school training is also conducted at the American Airlines Training Center, although recurrent training for Executive pilots is also conducted in Miami and San Juan. Ground operations employees are trained either by professional instructors or ground employees who are instructor qualified. Ground operations instructors are employed by American Eagle.

All mechanics and avionics specialists employed by us have necessary training and experience and hold required licenses issued by the FAA. We provide both internal and outside training for our maintenance personnel using full-time instructors and taking advantage of manufacturers’ training programs that are offered, particularly when acquiring new aircraft.

Intellectual Property

Following the spin-off, we will have a license under each of the Air Services Agreement and Ground Handling Agreement that will grant us the right to use certain American trademarks and tradenames in connection with our regional flight operations and ground handling services for American, including the use of the “American Eagle” tradename for our flying. We will also have the right to use these trademarks and tradenames at our facilities. These licenses will continue for so long as we are providing services to American and have use of the related facilities under the respective agreements. In addition, pursuant to the Information Technology Transition Services Agreement, we will be granted a license from American to continue to use certain software and other technology in connection with our regional flight operations and ground handling services businesses. See “Agreements with AMR and Its Affiliates— Information Technology Transition Services Agreement.”

Government Regulation

We operate under certificates of public convenience and necessity issued by the DOT. The DOT may alter, amend, modify or suspend these authorizations if the DOT determines we are no longer fit to continue operations or if the public convenience and necessity so require. The DOT has jurisdiction to prohibit certain unfair or anti-competitive practices, to determine carrier fitness to continue operations and to mandate certain conditions of carriage. The DOT can bring proceedings for the enforcement of its regulations under applicable Federal statutes, which proceedings may result in civil penalties, revocation of certificate authority or criminal sanctions. The DOT has detailed rules affecting the operations and service of the airlines in many areas, including consumer protection, non-discrimination against passengers with disabilities, minimum insurance levels and others.

We also operate under air carrier certificates issued by the FAA. The FAA may suspend, amend, modify or revoke an air carrier certificate if the carrier fails to comply with the terms and conditions of the certificates or if safety in air commerce or air transportation and the public interest so require. The FAA’s regulations are primarily in the areas of flight operations, maintenance, ground facilities, transportation of hazardous materials and other safety matters. The FAA requires each airline to obtain approval to operate at specific airports using specified equipment. Under FAA regulations and with FAA approval, we have established cargo training and handling programs and a maintenance program for each type of aircraft we operate that provides for the ongoing maintenance of these aircraft, ranging from frequent routine inspections to major overhauls. The FAA enforces its regulations by the imposition of civil penalties or revocation of an air carrier certificate.

Based on conditions in the industry, or as a result of Congressional directives or statutes, the DOT and the FAA from time to time propose and adopt new regulations or amend existing regulations, such as the new consumer rule that limits airline tarmac delays and provides other passenger protections, which may impose additional regulatory burdens and costs on us. The new rule, which became effective in April 2010, levies heavy fines against an airline when it subjects customers on domestic flights to a tarmac delay of three hours or more without affording them the opportunity, within that timeframe, to deplane. Carriers are also now required to provide adequate food and potable drinking water for passengers within two hours of the aircraft being delayed on the tarmac and to maintain operable lavatories. Imposition of such laws and regulations on air carriers has increased, and will continue to increase, our costs of operation, and may limit our operating discretion when our mainline partners cancel flights to avoid tarmac delays, thus resulting in a negative impact to our block hours.

The Aviation and Transportation Security Act of 2001 (“ATSA”) federalized substantially all aspects of civil aviation security and created the Transportation Security Administration (“TSA”) under the Department of Homeland Security. Implementation of the requirements of ATSA and other security laws and regulations resulted in increased costs for airlines and passengers, as well as delays and disruptions in air travel. TSA issued regulations implementing ATSA, including requiring that we adopt an air carrier security program and subjecting us to the imposition of substantial civil penalties for the failure to comply with TSA rules or with our security program. Under the law, checked baggage must be screened by explosives detection systems, which has required us to engage in significant equipment acquisition and the implementation of facility and baggage process changes. Further implementation of the requirements of ATSA and other security laws and regulations have resulted in increased costs for airlines and passengers, delays and disruptions to air travel and reduced demand.

Two other security measures implemented by TSA that impact air carriers are the Secure Flight program and the proposed rule for domestic and foreign FAA-certificated aircraft repair stations. Secure Flight shifts pre-departure watch list matching responsibilities from individual air carriers to TSA and has required significant changes to the airlines’ reservations systems. Air carriers are now required to obtain additional passenger information, such as the passenger’s full name and date of birth, and the printing of boarding passes must be inhibited until the air carrier is notified by TSA that the passenger has been cleared for travel. Under the Secure Flight program, TSA expects to vet 100 percent of all domestic and international commercial flights.

A proposed rule for domestic and foreign FAA-certificated aircraft repair stations will require repair stations to adopt a security program that includes access controls for facilities as well as aircraft and components, and restrict access by unauthorized individuals. Implementation of this rule will result in increased costs for repair stations and airlines.

Operations at certain airports served by us are regulated by governmental entities through allocations of “slots” or similar regulatory mechanisms which limit the rights of carriers to conduct operations at those airports. Each slot represents the authorization to land at or take off from the particular airport during a specified time period.

In the U.S., the FAA currently regulates the allocation of slots, slot exemptions, operating authorizations or similar capacity allocation mechanisms at Ronald Reagan Washington National Airport, LaGuardia Airport, John F. Kennedy International Airport and Newark Liberty International Airport. Our operations at these airports generally require the allocation of slots or analogous regulatory authorities. We currently have access to sufficient slots or analogous authorizations to operate our existing flights. There is no assurance, however, that we will be able to do so in the future because, among other reasons, such allocations are subject to changes in governmental policies.

During the maintenance of our aircraft and ground equipment, we handle and use many materials that are classified as hazardous which have the potential to generate hazardous and non-hazardous waste. The handling, processing and disposal of these materials are subject to the rules and regulations of the Environmental Protection Agency (“EPA”) and other agencies. We are currently implementing a plan in response to the recently released Airline Drinking Water Rule mandated by the EPA and Federal Drug Administration, which requires airlines to develop and implement a fleet specific aircraft water system sanitization, testing and sampling program. We are also subject to the oversight of the Occupational Safety and Health Administration concerning employee safety and health matters and to the Federal Communications Commission’s jurisdiction regarding the use of radio frequencies.

Federal law establishes maximum aircraft noise and emissions limits. All of our aircraft comply with currently applicable Federal noise and emissions regulations. Federal law generally preempts airports from imposing unreasonable local noise rules that restrict air carrier operations. However, under certain circumstances, the DOT allows local airport authorities to implement reasonable and nondiscriminatory local noise abatement procedures, which could impact our ability to serve certain airports, particularly during off-peak hours. Certain airports, including the major airports at Boston, Washington, D.C., Chicago, Los Angeles, San Diego, Orange County (California) and San Francisco, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. In some instances, these restrictions have caused curtailments in services or increases in operating costs, and such restrictions could limit our ability to commence or expand our operations at affected airports. Local authorities at other airports are considering, or may in the future consider, adopting similar noise regulations.

On September 14, 2010, the FAA issued a Notice of Proposed Rulemaking applicable to Part 121 carriers, which include American, American Eagle and Executive, to change the required amount and timing of rest periods for pilots between work assignments and modifying duty and rest requirements based on the time of day, number of scheduled segments, flight types, time zones and other factors. The industry is seeking clarification from the FAA of certain provisions of the proposed rule. If the proposed rule is not amended, there could be a material adverse impact on us.

Many aspects of our operations are subject to increasingly stringent Federal, state and local laws, and concerns about climate change and greenhouse gas emissions, in particular, may result in the imposition of additional legislation or regulation. Future regulatory actions that may be taken by the U.S. government, including those to address climate change or limit the emission of greenhouse gases by the aviation sector, are unknown at this time. Such legislative or regulatory action by Federal, state or foreign governments currently or in the future may adversely affect our business and financial results. See “Risk Factors — The regional airline business is subject to significant governmental regulation” for a discussion of our risks related to these regulatory actions.

We believe that we are operating in compliance in all material respects with DOT and FAA regulations and hold all necessary operating and airworthiness authorizations and certificates.

Environmental Matters

We are subject to various Federal, state, local and foreign laws and regulations relating to environmental protection matters, including the Clean Air Act, the Clean Water Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise.

We are, and expect in the future to be, involved in various environmental matters or remediation of environmental conditions at, or related to, properties we use or previously used. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

Insurance

We carry insurance policies of the types customary in the airline industry and with limits we believe are adequate to protect us against material loss. Currently, we obtain this coverage through combined placements with American.

Following the spin-off, we will be required to obtain our own insurance coverage. Pursuant to the Transition Services Agreement, American has agreed to place our insurance in conjunction with American’s insurance portfolio through July 1, 2012 in exchange for a service fee and may continue to do so after that date. In addition, although American will pay directly or reimburse us for the cost of certain of this insurance during the term of the Air Services Agreement and Ground Handling Agreement, we will be responsible for insurance not covered by these agreements (including directors’ and officers’ liability insurance) and for any additional premium charges that may need to be paid if we commence regional flight operations for other airlines or if our actions are the cause of any such premium increase.

While we believe our insurance coverage is adequate to protect us against material loss, in the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses, which could adversely impact our business.

Employees

Our relations with labor unions in the U.S. are governed by the Railway Labor Act. Under the Railway Labor Act, a labor union seeking to represent an unrepresented craft or class of employees is required to file with the National Mediation Board (the “NMB”) an application alleging a representation dispute, along with authorization cards signed by at least 35% of the employees in that craft or class. The NMB then investigates the dispute and, if it finds the labor union has obtained a sufficient number of authorization cards, conducts an election to determine whether to certify the labor union as the collective bargaining representative of that craft or class. Under the NMB’s usual rules, a labor union will be certified as the representative of the employees if more than 50% of those voting vote in favor of union representation. A certified labor union then enters into negotiations toward a collective bargaining agreement with the employer.

Under the Railway Labor Act, a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. Either party may request that the NMB appoint a federal mediator to participate in the negotiations for a new or amended agreement. If no agreement is reached in mediation, the NMB may determine, at any time, that an impasse exists and offer binding arbitration. If either party rejects binding arbitration, a 30-day “cooling off” period begins. At the end of this 30-day period, the parties may engage in “self help,” unless the U.S. President appoints a Presidential

Emergency Board (“PEB”) to investigate and report on the dispute. The appointment of a PEB maintains the “status quo” for an additional 60 days. If the parties do not reach agreement during this period, the parties may then engage in “self help.” “Self help” includes, among other things, a strike by the union or the imposition of proposed changes to the collective bargaining agreement by the airline. Congress and the President have the authority to prevent “self help” by enacting legislation that, among other things, imposes a settlement on the parties.

Our relations with labor unions in Canada are governed by the Canada Labour Code. No strikes or lock-outs may lawfully occur during the term of the collective agreements, nor during the negotiations of their renewal, until a number of pre-conditions, in respect of the unions for Canadian-based employees, prescribed by the Canada Labour Code, have been satisfied.

Our past and continuing success depends on the ability of our employees to execute effectively on a daily basis. At September 1, 2011, we had over 13,400 employees, approximately 7,200 providing regional flight operations and 6,200 providing ground handling services. Our employees include approximately 2,830 pilots, 1,700 flight attendants, 1,700 mechanics and other maintenance personnel, 650 management personnel, 170 support personnel, 89 dispatchers, 67 crew schedulers, and 12 ground handling school instructors. Labor costs are a significant component of airline expenses and can substantially impact results. An important component of our business strategy is the preservation of good relations with our employees, approximately 60% of whom are represented by collective bargaining groups.

The following table reflects, at September 1, 2011, our principal collective bargaining agreements and their respective amendable dates:

	Approximate
	Number of
	Full-Time		Contract
	Equivalent of		Amendable
Employee Group	Employees	Representing Union	Date

Pilots	2,830	Air Line Pilots Association	January 2013
Mechanics	1,415	Transport Workers Union	April 2012
Flight Attendants	1,700	Association of Flight Attendants	October 2009
Dispatchers	89	Transport Workers Union	January 2008
Ground School Instructors	12	Transport Workers Union	April 2012
Fleet Service Clerks	2,180	Transport Workers Union	January 2008
Canadian Ramp Agents/GSE Mechanics	71	National Automobile Aerospace, Transportation and General Workers Union of Canada (CAW)	March 2011

Properties

Following the spin-off, we will have the following significant dedicated facilities, which we will lease from third parties other than American:

•	approximately 12,300 square foot maintenance hangar in Boston, Massachusetts;

•	approximately 127,300 square foot maintenance hangar in Marquette, Michigan;

•	approximately 23,000 square foot maintenance hangar in Springfield, Missouri;

•	approximately 23,000 square foot maintenance hangar in San Juan, Puerto Rico;

•	approximately 90,500 square foot maintenance hangar in Bentonville, Arkansas;

•	approximately 77,700 square foot maintenance hangar in Columbus, Ohio;

•	approximately 90,800 square foot maintenance hangar and an approximately 36,000 square foot office facility in Fort Worth, Texas; and

•	approximately 232,400 square foot maintenance hangar in Abilene, Texas.

Following the spin-off, we will also lease from American additional maintenance hangar facilities located in New York, New York; Fort Worth, Texas; Los Angeles, California; Miami, Florida and Chicago, Illinois. Pursuant to the Transition Services Agreement, we will have the right to use approximately 40,000 square feet of office space, which will comprise our corporate headquarter facilities, located in Fort Worth, Texas.

In addition, in connection with the spin-off, we will enter into the Facilities Agreement, under which we will have a license to use airport facilities leased by American, including terminal gates, parking positions and operations space, at the airports where we will provide services to American. Our license to use American’s facilities will terminate at an airport when we no longer provide services for American at that airport.

Legal Proceedings

We are subject to certain legal actions which we consider routine to our business activities. At September 1, 2011, our management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters is not likely to have a material adverse effect on our financial position, liquidity or results of operations.

AGREEMENTS WITH AMR AND ITS AFFILIATES

Following the spin-off, Eagle and AMR will operate independently, and neither will have any ownership interest in the other. In order to separate the businesses, govern certain relationships up to and subsequent to completion of the spin-off and provide mechanisms for an orderly transition, Eagle and AMR have entered into certain agreements and intend to enter into additional agreements separating the assets and designating certain services that will be provided by each to the other following the spin-off. The provisions governing our relationship with American following the spin-off under the Air Services Agreement, the Ground Handling Agreement, Facilities Agreement, Transition Services Agreement and Information Technology Transition Services Agreement will become effective on December 1, 2011. Eagle and AMR will also indemnify each other against certain liabilities arising from our respective businesses.

The following is a summary of the terms of the material agreements that have been or will be executed by us with AMR and American prior to or in connection with the spin-off. This summary is qualified in its entirety by the express terms of the various agreements, which have been filed with the SEC as exhibits to the Form 10 to which this information statement is a part.

Air Services Agreement

On August 31, 2011, we entered into the Air Services Agreement with American, which governs the regional flight operations provided by us to American. For periods prior to December 1, 2011, the Air Services Agreement contains terms similar to the Historical ASA. It is currently contemplated that the terms governing our regional flight operations with American following the spin-off will become effective December 1, 2011, which may be prior to the distribution date. Under the Air Services Agreement, we operate 245 regional jet aircraft and 36 Super ATR turbo-prop aircraft on behalf of American. The Air Services Agreement designates American Eagle and Executive to operate flights under American’s AA flight designator code or such other flight designator codes as directed by American. American is solely responsible for scheduling our flights, subject to payment of certain amounts based on minimum utilization. American also controls and is responsible for our scheduling, ticket pricing and seat inventories. American is entitled to all ticket, cargo and ancillary revenues associated with the operation of the aircraft and is responsible for all revenue-related expenses, including commissions, reservations and passenger ticket processing expenses. All of the aircraft we use in our operations to provide the regional flight operations to American under the Air Services Agreement are or will be leased or subleased from American.

Rates and Escalation.  Following the spin-off, American will compensate us on a monthly basis in accordance with established pre-set rates for the regional flight operations we provide, which we believe are current market rates. These rates will consist of fixed-fees for each aircraft type per block hour, per flight hour, per aircraft per day, per departure and for each day the agreement is in effect during the month, and will be subject to certain adjustments. In the fourth year following the spin-off, the rates for jet aircraft will be reset to reflect then current market rates charged by domestic regional airlines similarly situated to us. In addition, the rates will be subject to an automatic annual increase based on the consumer price index, adjusted to exclude the impact of food and energy, subject to a cumulative cap. We will also be able to earn certain incentive compensation and will be subject to paying penalties to American based on whether our monthly controllable completion rate or our fuel consumption falls above or below certain established targets. Under the Air Services Agreement, controllable completion rate is defined as the percentage of scheduled flights completed during any given period, but excluding flights canceled due to a force majeure event, actions taken by American or certain other circumstances beyond our reasonable control.

Costs.  Under the Air Services Agreement, following the spin-off costs that are not generally controllable by us will be passed through to, and reimbursed by, American at our out-of-pocket cost with no mark-up. Certain costs relating to our operations will be incurred and paid directly by American. Following the spin-off, our controllable costs, such as our corporate overhead, wages and benefits will not be reimbursed by American.

Most Favored Nations.  Following the spin-off, we will be required to offer American the opportunity to enter into a new agreement with respect to additional airline services on a substantially equivalent economic basis and on substantially the same other material terms and conditions as any agreement we enter into with a third party at any airport for regional flight operations using aircraft with more than 86 seats. In addition, if we enter into a proposed agreement with a third party for regional flight operations using aircraft with more than 60 but fewer than 86 seats, and the rates under the proposed agreement are lower than the rates for the CRJ jet aircraft under the Air Services Agreement, we must offer to American, and American may elect to take, a reduction in our rates related to CRJ jet aircraft.

Right to Bid.  American must provide us with notice of any and all requests for proposals pursuant to which it seeks to expand its regional flight operations. For any such requests for proposal issued by American, we will have the right and option to submit a bid to American for such regional flight operations. In certain circumstances and with respect to a limited number of jet aircraft, American must also give us an opportunity to match, on a substantially economically equivalent basis, any bona fide bid from a third party in response to requests for proposal for regional flight operations that are sought to replace regional flight operations provided under the Air Services Agreement.

Codesharing and Marketing.  The Air Services Agreement authorizes us to use American’s two-letter flight designator code (AA*) to identify our flights, to paint our aircraft with American’s livery and to identify our status as being a part of the American route system.

Term and Termination.  The term of the Air Services Agreement will be nine years, subject to our and American’s right to terminate the agreement or American’s right to withdraw aircraft under certain circumstances. Prior to the end of the term, we and American may terminate the Air Services Agreement if the other party, among other items:

•	files for bankruptcy or becomes insolvent;

•	breaches a material non-monetary covenant that remains uncured for a specified period of time;

•	fails to pay amounts owing to the other party that remains uncured for a specified period of time;

•	defaults under an ancillary agreement, including the Ground Handling Agreement or Facilities Agreement; or

•	experiences a force majeure event that continues for a specified period of time.

In addition American will have the right to terminate the agreement if, among other items:

•	at least two of the aircraft leases between us and American are terminated due to a default by us;

•	a breach or default occurs under any of the documents providing credit or financing to American for the aircraft covered under the Air Services Agreement as a result of our breach of any of our jet aircraft leases with American;

•	our FAA or DOT certification is suspended or revoked and as a result we are not able to operate any of the scheduled flights;

•	a change of control of American Eagle, Executive or Eagle occurs, or a major carrier acquires a significant ownership interest in us, to which American has not consented in advance;

•	we change the manner in which we conduct business after December 1, 2011, and such change causes American to be in violation or breach of any collective bargaining agreement binding on American; or

•	we fail to maintain a specified controllable completion rate.

The Air Services Agreement also provides that, except as otherwise specifically provided in any ancillary agreement, following any termination of the Air Services Agreement, American will have the right to terminate any other ancillary agreement.

Withdrawal of Aircraft.  Beginning on January 1, 2014, American will have the right to withdraw a specified number, not exceeding 40, of jet aircraft in each year from the terms of the Air Services Agreement, provided that we have received at least 12 months prior notice of the withdrawal. Beginning on a date to be agreed upon, American will also have the right to withdraw a certain number of Super ATR turbo-prop aircraft from the terms of the Air Services Agreement in each year. American’s right to withdraw aircraft each year is cumulative so that any number of aircraft not withdrawn in any year may be withdrawn in a subsequent year, subject to certain limitations.

In addition, following the spin-off, American will have the right to withdraw a specified number of aircraft from the terms of the agreement if we fail to maintain a specified controllable completion rate for specified periods of time, ranging from three calendar days to six calendar months.

Following the spin-off, American will also have the right to withdraw a specified number of aircraft from the terms of the agreement upon certain other events, including (i) if we do not agree to provide at least the same number of block hours on a final monthly schedule as are set forth on any associated requested plan for three consecutive months; or (ii) if the aircraft is no longer subject to an aircraft lease with American due to our default or there is an event of loss with respect to such aircraft, but only if such event of loss or any termination of lease was not caused by the gross negligence or willful misconduct of American or an American agent; or (iii) if we exceed certain preset fuel consumption baselines over certain designated time periods.

Disposition of Aircraft Upon Termination or Withdrawal.  Upon any termination or expiration of the Air Services Agreement, our leases or subleases with American for aircraft covered by the Air Services Agreement will also terminate, and American will take possession of these aircraft. To the extent the leases of any Super ATR turbo-prop aircraft covered by the Air Services Agreement terminate or expire according to their respective terms, such aircraft will no longer be covered by the agreement and American will take possession of these aircraft.

Upon the termination of the lease or sublease of any aircraft, we must return the aircraft subject to certain return conditions, including the aircraft must meet standards of international air transportation, cannot have significant corrosion and must be in compliance with all airworthiness directives and in compliance with our FAA-approved maintenance program. For certain aircraft, if we return the aircraft to American in less than this condition, we may be liable for additional payments to American. If we return the aircraft in better condition, we may receive an additional payment from American.

Indemnification.  In general, pursuant to the Air Services Agreement, we will indemnify American and certain other parties providing credit or financing to American for aircraft covered under the Air Services Agreement, and American will indemnify us, for any damages caused by any breaches of our respective obligations under the agreement or the aircraft leases, or caused by our respective actions or inactions under the agreement or aircraft leases.

Purchase Agreement, Contemporaneous Leases and Other Asset Transfers and Restructurings

On August 31, 2011, we entered into a Purchase Agreement with American pursuant to which we agreed to transfer to American all of our jet aircraft, certain intercompany receivables and certain fixed assets (generally consisting of leasehold improvements and certain equipment) related to our regional flight operations and ground handling services. Delivery of the jet aircraft began on August 31, 2011, and the last jet aircraft is expected to be delivered on or about October 31, 2011. All other assets will be transferred within ten days following the delivery of the last jet aircraft.

Contemporaneously with the Purchase Agreement, American has agreed to lease the jet aircraft to us pursuant to the terms of lease agreements that will be executed upon delivery of each aircraft to American. The leases are structured with nominal rent to reduce our expenses that would otherwise be reimbursable by American. Our lease arrangements with American for the jet aircraft will terminate following termination or expiration of the Air Services Agreement, or may terminate earlier if American elects to terminate the lease when the applicable aircraft is withdrawn from the Air Services Agreement in accordance with American’s withdrawal rights. Upon the termination or expiration of the Air Services Agreement, or the withdrawal of a particular jet aircraft, we must return the aircraft to American subject to customary return conditions. For further information, see “— Air Services Agreement — Disposition of Aircraft Upon Termination or Withdrawal.”

The purchase price for each jet aircraft is equal to its fair market value. In satisfaction of the purchase price for each jet aircraft, American will take the jet aircraft subject to, and we will be released from, all outstanding indebtedness relating to the jet aircraft. The purchase price for the other fixed assets is equal to the aggregate net book value of such assets on our books as of the date of transfer of such other fixed assets to American.

To the extent that the aggregate indebtedness relating to the jet aircraft exceeds the aggregate fair market value of the jet aircraft, we will transfer to American an intercompany receivable that is owed by American to us. To the extent that this intercompany receivable is not sufficient to offset any difference between the aggregate fair market value of the jet aircraft and the aggregate indebtedness relating to the jet aircraft, we will also transfer and assign to American additional intercompany receivables owed by American so that on the date of delivery of the other fixed assets to American, the sum of the aggregate amount of the intercompany receivables, the aggregate fair market value of the jet aircraft and the aggregate net book value of the other fixed assets transferred to American pursuant to the Purchase Agreement will equal the aggregate amount of the outstanding indebtedness relating to the jet aircraft.

Super ATR Turbo-Prop Aircraft and Saab 340B Aircraft.  The Super ATR turbo-prop aircraft are currently subleased by American and further subleased to Executive, which sub-subleases will continue following the spin-off. Our sub-sublease arrangements with American for the Super ATR turbo-prop aircraft will terminate upon termination or expiration of their respective leases, upon termination or expiration of the Air Services Agreement, or may terminate earlier if American elects to terminate the lease when the aircraft is withdrawn from the Air Services Agreement in accordance with American’s withdrawal rights. We will maintain ownership of our Saab 340B aircraft, which are currently in storage and fully depreciated.

Airport Leaseholds and Operating Rights.  Prior to the spin-off, the airport leaseholds relating to our regional flight operations and ground handling services will be assigned to American and the operating rights relating to our regional flight operations either will be corrected to reflect American’s interest therein or reallocated to American, to the extent permitted by third parties. Following the spin-off, to the extent any airport leaseholds are not assigned or any and operating rights are not corrected or reallocated, we will agree to continue to use commercially reasonable efforts to assign these leaseholds or correct or reallocate these operating rights for American’s benefit. Following any termination of the Air Services Agreement, we will continue to allow American to use, or will assign in accordance with American’s direction, any continuing interests or rights to the extent necessary to conduct American’s regional flight operations.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with AMR prior to the distribution of our shares of common stock to AMR stockholders. The Separation and Distribution Agreement will set forth our agreements with AMR regarding the principal actions needed to be taken in connection with our separation from AMR.

The Separation and Distribution Agreement will include an acknowledgement and agreement that we have taken all action necessary to effectuate the transactions contemplated by the Purchase Agreement. In addition, it will contemplate the following:

•	we will effect a recapitalization so that the number of outstanding shares of our common stock will be equal to the number of shares to be distributed by AMR in the distribution;

•	certain payables aggregating approximately $135 million at June 30, 2011, will be retained by us, but American or AMR will agree to be responsible for, and we will be released from, certain other payables, workers’ compensation liabilities and accrued interest (totaling approximately $50 million at June 30, 2011) that we previously incurred on their behalf;

•	any intercompany payables and receivables, among us and our affiliates, on the one hand, and AMR and its other affiliates, on the other hand, that have not been previously settled in accordance with the Purchase Agreement or otherwise, will be settled;

•	AMR will make a capital contribution to us currently contemplated to be approximately $50 million in cash; and

•	American will provide a revolving credit facility to us.

The Distribution.  The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, AMR will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Following the distribution date, the distribution agent will electronically deliver the shares of our common stock to entitled AMR stockholders based on the distribution ratio. AMR will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Conditions.  The Separation and Distribution Agreement will also provide that the distribution is subject to several conditions that must be satisfied or waived by AMR in its sole discretion. For further information regarding these conditions, see the section entitled “The Spin-Off — Conditions to the Distribution.” AMR may, in its sole discretion, determine the record date, the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Covenants.  The Separation and Distribution Agreement will also contain additional covenants regarding the exchange of information and record retention. We and AMR will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and AMR will also agree to use commercially reasonable efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Until the end of the first full fiscal year following the spin-off, each party will also agree to use its commercially reasonable efforts to assist the other with respect to its financial reporting and audit obligations. We and AMR will also agree to use commercially reasonable efforts to retain such payroll and service records in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement and to provide each other with access to such records as the other needs for the administration of its employee benefit plans, for the defense of litigation or investigations of government agencies related to its benefit plans. Such agreement shall survive the spin-off and shall continue until both parties agree to terminate it.

Termination.  The Separation and Distribution Agreement will provide that it may be terminated by AMR at any time prior to the distribution. If AMR terminates the Separation and Distribution Agreement, the separation and distribution will not occur.

Release of Claims.  We and AMR will agree to broad releases pursuant to which we will each release the other and its affiliates, successors and assigns and their respective stockholders, directors, officers, agents and employees from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.

Indemnification.  We and AMR will agree to indemnify each other and each of our respective affiliates, current and former directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing against certain liabilities in connection with the spin-off and our respective businesses. AMR will indemnify us for claims relating to events occurring prior to the spin-off, and we will indemnify AMR for claims relating to events occurring following the spin-off. In addition, AMR will agree to indemnify us for any fines or penalties assessed by the FAA, DOT or TSA against us, solely as a result of any action or failure to act by us or any of our affiliates prior to the distribution date.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Ground Handling Agreement

Under the Ground Handling Agreement, we will provide ground handling services to American at 106 airport locations. The services we provide and the rates at which we are compensated will be specified on an airport-by-airport basis.

Rates.  American will compensate us based on a pre-set rate per actual arrival and subsequent departure of a handled aircraft at a particular airport, subject to certain adjustments. We will be reimbursed at our costs for certain additional charges, such as certain supplies provided by us, specified third party services and certain taxes and fees.

In addition, American is required to provide reasonable notice to us of material changes to scheduling, aircraft, ground handling services or specifications or the facilities provided by American to us. We will be permitted to request an increase to our pre-set rates if any such change materially increases our aggregate costs per departure, and American will be permitted to request a decrease in our pre-set rates if such change materially decreases our aggregate costs per departure. We and American will have a specified number of days to reach an agreement on an adjustment to rates. If there is no agreement on adjustment, then the matter would be resolved by designated third parties.

Term and Termination.  The term of the agreement is eight years, subject to our and American’s right to terminate the agreement or withdraw or terminate services at a particular airport location under certain circumstances. Prior to the end of the term, we and American may terminate the Ground Handling Agreement if the other party:

•	files for bankruptcy or becomes insolvent;

•	breaches a material non-monetary covenant that remains uncured for a specified period of time;

•	fails to pay amounts owing to the other party under the terms of the agreement that remains uncured for a specified period of time; or

•	experiences a force majeure event that continues for a specified period of time.

In addition, American will have the right to terminate the agreement if, among other items:

•	the Air Services Agreement is terminated or expires;

•	a change of control of our company occurs to which American has not consented in advance;

•	American exercises certain of its rights to terminate ground handling services at two hub airports or 10 non-hub airports;

•	we change the manner in which we conduct our ground handling business after December 1, 2011, and such change causes American to be in violation or breach of any collective bargaining agreement binding on American;

•	a strike or work stoppage that relates to our employees has a material adverse effect on our performance of the ground handling services at all or substantially all of the airports and continues for a specified number of days within a specified period of time; or

•	we transfer all or substantially all of the assets used to perform ground handling services to American, other than transfers to an affiliate or in connection with a sale/leaseback transaction or capital raising activity.

We and American also have certain rights to terminate ground handling services at individual airports if (i) the other party breaches a material non-monetary covenant relating to that airport that continues uncured for a specified period of time; or (ii) a force majeure event occurs at that airport and results in a suspension of all or substantially all of American’s flight operations at such airport, or prevents us from performing all or substantially all of the ground handling services at such airport, for a specified period of time. We will also have the right to terminate ground handling services at any airport where all of American’s departures are canceled or terminated for a specified period of time. American will have additional rights to terminate ground handling services at individual airports if, among other items:

•	we have a specified number of uncured non-monetary breaches at that airport in a specified period of time;

•	we fail to perform ground handling services for all or substantially all of the handled departures for American at that airport for a specified period of time;

•	our authority to operate ground handling services at that airport is suspended by a governmental authority or an airport operator for a specified period of time; or

•	we fail to maintain certain controllable on-time departure rates (as defined below) at certain hub airports for specified periods of time.

Controllable on-time departure rates is defined as the percentage of the aggregate handled departures at an airport during any given period that do not include a customer service related delay.

In the event that ground handling services are terminated at an airport, American has the right to extend such services for up to three months upon written notice to us.

Withdrawal of Services.  American will have the right to withdraw ground handling services at a specified number of hub airports and a specified number of non-hub airports from the terms of the Ground Handling Agreement each year. The total number of non-hub airports subject to early withdrawal at each interval is based on a specified percentage of total departures at those airports. The total number of airports subject to early withdrawal each year is in addition to the number of eligible airports that were not withdrawn in prior years.

In addition, following the third anniversary of the Ground Handling Agreement, we will have the right to withdraw ground handling services at any airport if we demonstrate that our ground handling services are operating at an economic loss at that airport. If we or American seek to withdraw an airport, that party must provide the other party with notice a specified period of time prior to such withdrawal.

Equipment.  We will provide all equipment necessary to provide ground handling services, and American will provide all information technology systems that are necessary to provide the ground handling services at each airport location.

Indemnification.  In general, pursuant to the Ground Handling Agreement, we will agree to indemnify American and it will agree to indemnify us for any damages caused by any breaches of our respective obligations under the agreement or caused by our respective actions or inactions under the agreement.

Facilities Agreement

Under our Facilities Agreement, American will license to us the right to use certain airport facilities for the provision of regional flight operations or ground handling services to American. In addition, certain airport facilities that are leased directly by us will be held on American’s behalf solely for the purpose of providing services to American and will be subject to American’s right, at its sole discretion, to require us to assign or sublease those facilities to or at the direction of American at any time. We will be required to maintain the facilities and undertake minor repairs at our sole cost. We will be required to comply with certain covenants, including certain environmental covenants, with respect to the use and care of the facilities covered by the Facilities Agreement. However, American will be responsible for the payment of all amounts due under any leases of airport facilities used by us for the provision of services to American.

Term and Termination.  The term of the agreement is 16 years, subject to our and American’s right to terminate the agreement or terminate our license at particular airports if (i) the other party files for bankruptcy or becomes insolvent; (ii) the other party breaches a material non-monetary covenant that remains uncured for a specified period of time; (iii) the other party breaches a monetary covenant that remains uncured for a specified period of time; or (iv) both the Air Services Agreement and Ground Handling Agreement are terminated.

In addition, we will lose access to all of the facilities used by us to provide regional flight operations to American pursuant to the Air Services Agreement (“lift facilities”) upon termination of the Air Services Agreement, and we will lose access to lift facilities at any airport at which we no longer provide regional flight operations to American under the Air Services Agreement. Similarly, we will lose access to all of the facilities used by us to provide ground handling services to American pursuant to the Ground Handling Agreement (“ground handling facilities”) upon termination of the Ground Handling Agreement, and we will lose access to ground handling facilities at any airport at which we no longer provide ground handling services to American under the Ground Handling Agreement.

Exclusivity.  Pursuant to the Facilities Agreement, all passenger facing airport facilities, such as hold rooms, passenger lounges, baggage service offices, jet bridges, ticketing counters, and curbside check-in facilities, must used by us to provide services to American and its affiliates. We will not be permitted to use such passenger facing facilities to provide services to any other parties without the prior consent of American, which may be withheld for any reason. All other facilities, such as bag rooms, administrative offices, ground support equipment facilities, storage rooms, cargo space and maintenance facilities, may be used by us to provide services to other parties only with the prior consent of American, which consent may not be unreasonably withheld. The limitations on use of the passenger facing facilities shall not apply to facilities that are leased on a common-use or joint-use basis or otherwise made available to all carriers or are required by an airport authority to be made available to others.

Indemnification.  In general, pursuant to the Master Facilities Agreement, we will agree to indemnify American and it will agree to indemnify us for any damages caused by any breaches of our respective obligations under the agreement or caused by our respective actions or inactions under the agreement. In addition, we will agree to indemnify American and it will agree to indemnify us for certain damages occurring in or on the facilities, unless caused by the willful misconduct of the other party.

Transition Services Agreement

Under the Transition Services Agreement, American will provide us with certain services and the right to continue using American’s headquarter facilities on an interim basis to help us with an orderly transition following the spin-off.

The services American will provide us include, among others:

•	banking services;

•	benefits and retirement services;

•	employee services;

•	medical/clinical services;

•	payroll services;

•	space planning for the facilities;

•	tax administration;

•	certain legal services; and

•	training services.

Price.  The cost of these services and the use of the facilities was negotiated between us and American and generally reflects the direct and indirect costs to provide these services and facilities. Accordingly, the cost for these services and the use of the facilities may not reflect the prices an independent third party would charge us for similar services and facilities.

Discontinuance.  We may discontinue any or all of the services and use of the facilities by giving American notice. The required notice period depends on the service being discontinued and ranges between 30 days and six months. American may also discontinue a service if our discontinuance of another service makes it functionally impossible to continue providing that service.

Term and Termination.  The term of the agreement is two years. In addition to our and American’s ability to discontinue services and use of the facilities, either party may terminate the agreement as a result of certain events, including the discontinuance of all services, a material breach of the agreement that is not cured within a specified period of time following notice or a monetary breach that is not cured within a specified period of time.

Liability.  If American does not provide the services at the required service levels, American will only be liable to us if their breach was grossly negligent or willful, and then their liability will be limited to one year’s fees for the defective service.

Indemnity.  We have agreed to indemnify American for damages it incurs under its third party contracts as a result of our actions, third party claims resulting from the performance of the services, our use of the facilities and certain other events.

Given the limited time period American will provide these services and facilities, we are in the process of identifying a new headquarters location and developing a plan to increase our internal capabilities to eliminate reliance on American in the future for these services.

Information Technology Transition Services Agreement

Under the Information Technology Transition Services Agreement, American will provide us with information technology services on an interim basis to help us with an orderly transition to our own information technology services following the spin-off.

Price.  The cost of the services was negotiated between us and American and generally reflects the direct and indirect costs to provide these services. Accordingly, the cost for these services may not reflect the prices an independent third party would charge us for similar services.

Discontinuance of Services.  We may discontinue any or all of the services by giving American notice. The required notice period depends on the service being discontinued and ranges between 30 days and 60 days. American may discontinue services for certain reasons, including if the agreement with a third party provider of the service ends, if the service is common to American and us and American moves to new technology, if American stops using the service for its own business or if our discontinuance of another service makes it functionally impossible to continue providing that service.

Term and Termination.  The term of the agreement is six years. In addition to our and American’s ability to discontinue services, either party may terminate the agreement as a result of certain events, including the discontinuance of all services, a material breach of the agreement that is not cured within a specified period of time following notice or a monetary breach that is not cured within a specified period of time. American may also terminate the agreement if both the Air Services Agreement and the Ground Handling Agreement terminate.

Liability.  If American does not provide the services at the required service levels, American will only be liable to us if their breach was grossly negligent or willful, and then their liability will be limited to one year’s fees for the defective service.

Indemnity.  We have agreed to indemnify American for damages it incurs under its third party contracts as a result of our actions, third party claims resulting from the performance of the services and certain other events.

Software License.  In addition, under the Information Technology Transition Services Agreement, we will be granted a royalty-free license to continue to use certain software and other technology owned by American for use in connection with our regional flight operations and ground handling services businesses. The software license will survive any termination of the Information Technology Transition Services Agreement.

Given the limited time period American will provide information technology services, we are in the process of developing a plan to increase our internal capabilities to eliminate reliance on American in the future for these services.

Employee Matters Agreement

The Employee Matters Agreement will provide for the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which our employees participated prior to the distribution. We will provide benefit plans and arrangements in which our employees will participate following the spin-off. Generally, vested and certain unvested account balances under AMR’s tax-qualified savings plan which relate to our current employees will be transferred directly to the tax-qualified savings plan that we will establish.

The Employee Matters Agreement will also govern the transfer of employees between AMR or American and us in connection with the distribution, and sets forth obligations for certain reimbursements and indemnities between AMR and us relating to such transfer.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with AMR that will govern the respective rights, responsibilities and obligations of AMR and us after the spin-off with respect to all tax matters. As a member of AMR’s consolidated U.S. Federal income tax group, we have (and will continue to have following the spin-off) joint and several liability with AMR to the IRS for the consolidated U.S. Federal income taxes of the AMR group relating to the taxable periods in which we were part of the group. Although we will continue to be jointly and severally liable with AMR for this liability following the spin-off, under the Tax Matters Agreement, AMR has agreed to indemnify us for amounts relating to this liability to the extent not attributable to our liabilities, and would also be required to indemnify us against tax liabilities attributable to us and resulting from audit adjustments for taxable periods during which we were a member of the AMR consolidated group.

The Tax Matters Agreement will provide rules for allocating tax liabilities in the event that the distribution, together with certain related transactions, is not tax-free. In general, under the terms of the Tax Matters Agreement, in the event the distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code (including as a result of Section 355(e) of the Internal Revenue Code), and such failure was the result of actions taken after the distribution by AMR or us, the party responsible for such failure would be responsible for all taxes imposed on AMR to the extent that such taxes result from such actions. We will agree to indemnify AMR for such tax liabilities that result from any breach of any covenant or negative covenant by us under the Tax Matters Agreement. Furthermore, if the failure was not the result of actions taken after the distribution by AMR or us, AMR would be responsible for all tax-related liabilities arising as a result of the distribution failing to qualify as a tax-free distribution for U.S. Federal income tax purposes.

In addition, the Tax Matters Agreement includes certain covenants that may restrict our ability to pursue strategic or other transactions that may maximize the value of our business and may discourage or delay a change of control that you may consider favorable. Under the Tax Matters Agreement, during the two-year period following the distribution, we may not, subject to certain exceptions, enter into or authorize (a) any transaction (including a merger) resulting in the acquisition of our stock or assets beyond certain thresholds, (b) any issuance of equity securities beyond certain thresholds or (c) any redemptions or repurchases of our common stock, unless certain conditions are satisfied.

Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Other Arrangements

Prior to the separation we have had, and following the separation we will have, various other arrangements with AMR and American, including arrangements whereby American provides cash management and treasury services to Eagle, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources.”

As described in more detail in “— Separation and Distribution Agreement” above, our prior arrangements, other than those contemplated pursuant to the Transition Services Agreement or Information Technology Transition Services Agreement, will generally be terminated in connection with the separation. We do not consider these arrangements with AMR to be material.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Relationship with AMR

We are currently a wholly-owned subsidiary of AMR. As a result of this historic parent-subsidiary relationship, in the ordinary course of our business, we and our subsidiaries have received various services provided by AMR and some of its other subsidiaries, including accounting, treasury, tax, legal, risk management, human resources, information technology and other services. Our historical financial statements include allocations by AMR of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and AMR consider to be reasonable under the circumstances.

These arrangements, other than those contemplated pursuant to the Spin-Off Agreements, will generally be terminated in connection with the spin-off. In addition, we have entered into or will enter into the agreements described under “Agreements with AMR and Its Affiliates.”

AMR’s Distribution of Our Common Stock

AMR will be our sole stockholder until completion of the distribution. In the distribution, AMR is distributing its entire equity interest in us to its stockholders in a transaction that is intended to be tax free to AMR and its U.S. stockholders. The distribution will be subject to a number of conditions, some of which are more fully described above under “The Spin-Off — Conditions to the Distribution.”

Policy and Procedures Governing Related Person Transactions

Our board of directors intends to adopt a written policy for the review, approval or ratification of related party transactions. Under this policy, a related party transaction is a transaction or series of related transactions with the Company totaling $120,000 or more and in which any of our executive officers, directors, director nominees, persons owning five percent or more of our outstanding stock, or any of their immediate family members has a direct or indirect material interest. The Nominating/Corporate Governance Committee will be responsible on an ongoing basis for reviewing related party transactions under the policy with the assistance of our General Counsel. In doing so, the Nominating/Corporate Governance Committee may consider: (a) the size of the transaction, including the amount of compensation payable to or receivable by the related party; (b) the nature of the related party’s interest; and (c) whether the transaction may involve a conflict of interest, among other factors.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information as of June 30, 2011, concerning our executive officers following the spin-off, including a five-year employment history. We are in the process of identifying the individuals who will be our directors following the spin-off, and we expect to provide details regarding these individuals in an amendment to this Information Statement.

Name	Age	Position with the Company

Daniel P. Garton	54	President and Chief Executive Officer
John T. Hutchinson	48	Senior Vice President — Finance and Planning and Chief Financial Officer
Fred E. Cleveland	54	Senior Vice President & COO — Technical Services
G. George Hazy	56	Senior Vice President — Customer Services
Kathleen A. Soled	53	Vice President, General Counsel and Corporate Secretary

Mr. Garton was named President and Chief Executive Officer of Eagle and an Executive Vice President of American in April 2010. Mr. Garton served as Executive Vice President — Marketing of American from September 2002 to April 2010. He served as Executive Vice President — Customer Services of American from January 2000 to September 2002 and Senior Vice President — Customer Services of American from 1998 to January 2000. Prior to that, he served as President of Eagle from 1995 to 1998. Except for two years service as Senior Vice President and Chief Financial Officer of Continental Airlines, Inc. between 1993 and 1995, he has served American in various management positions since 1984. Mr. Garton has also served as a director of Liberty Property Trust, a publicly-traded real estate investment trust, since December 2001. Mr. Garton received an MBA in Finance from Cornell University and a Bachelor of Arts Degree in Economics from Stanford University.

Mr. Hutchinson was named Senior Vice President — Finance and Planning and Chief Financial Officer for Eagle in January 2006. Mr. Hutchinson previously served as Vice President of Finance for Eagle in 2001 and 2002. He was Managing Director of Corporate Development for American from August 2002 until returning to Eagle in January 2006. Mr. Hutchinson joined AMR in 1989 and served in a variety of roles at AMR including: Senior Financial Analyst, SABRE; Contract Administrator, Flight Service; Principal, Corporate Development; and Managing Director, International Planning. Mr. Hutchinson earned a Bachelor of Science degree in Civil Engineering with a Spanish minor from Brigham Young University and an MBA from the University of Texas at Austin.

Mr. Cleveland was named Senior Vice President & COO — Technical Services of Eagle in December 2009. He served as Vice President — Base Maintenance of American from January 2008 to December 2009. Prior to joining American in January 2008, Mr. Cleveland served 28 years in the U.S. Navy in a number of capacities, including aircraft carrier operations and aircraft maintenance and overhaul. In his last assignment in the U.S. Navy, Mr. Cleveland served as the Commanding Officer for the Fleet Readiness Center Southwest, located in San Diego, Calif., where he directed all phases of the Navy’s largest airframe aviation industrial activity. Mr. Cleveland received his Bachelor of Science Degree in Engineering from the U.S. Naval Academy at Annapolis. He also holds an MBA in Systems Management and is certified by the Department of Defense in Manufacturing, Production and Quality.

Mr. Hazy was named Senior Vice President — Customer Services for Eagle in April 2010. Previously, he served as Vice President of Miami for American at Miami International Airport from May 2002 to April 2010. Prior to that position he was Managing Director of Los Angeles for American at Los Angeles International Airport from October 1999 to May 2002. Mr. Hazy also served as President of Executive from August 1997 to October 1999. Between joining American in May 1979 as an Industrial Engineer at its Corporate Headquarters until August 1997, Mr. Hazy held a variety of financial and operational management positions, including handling assignments in Dallas/Fort Worth, New York City, Miami, San Juan and Los Angeles and serving as Division Controller and Managing Director of the Caribbean operations of American. Mr. Hazy graduated from the University of Akron with degrees in Finance and Industrial Management.

Ms. Soled was named Vice President & General Counsel for Eagle in August 2003 and was elected Corporate Secretary in May 2008. Ms. Soled previously served as Associate General Counsel for American between June 2001 and August 2003. Prior to that position Ms. Soled was the Senior Vice President and General Counsel of Trans World Airlines, Inc. from January 1998 until April 2001. She also served as Senior Vice President of Human Resources at Trans World Airlines, Inc. from June 1999 until April 2001. Ms. Soled continued to serve as General Counsel for TWA Airlines, LLC from April 2001 until November 2001. Ms. Soled joined the legal department of Trans World Airlines, Inc. in January 1992. Ms. Soled graduated from St. Anselm College with a degree in Criminal Justice and earned her JD degree at Rutgers Law School, Newark.

The Board of Directors Following the Separation and Director Independence

Immediately following the separation, our board of directors will be comprised of [•] directors. [•] rules require that the board be comprised of a majority of independent directors. We expect that our board of directors will determine, in accordance with the listing standards of the [•], that all of our directors (with the exception of [•]) are independent.

Committees of the Board

Effective upon the completion of the separation, our board of directors expects to have the following committees, each of which will operate under a written charter that will be posted to our website prior to the separation.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The functions of the Audit Committee will include:

•	Selecting, retaining, compensating and overseeing our independent auditors

•	Approving in advance the services rendered by, and the fees paid to, our independent auditors

•	Monitoring compliance with our Standards of Business Conduct

•	Periodically reviewing the organization and structure of our Internal Audit department

•	Reviewing:

•	the scope and results of the annual audit, including our independent auditors’ assessment of internal controls

•	quarterly financial information with representatives of management and the independent auditors

•	our consolidated financial statements

•	the scope of non-audit services provided by our independent auditors

•	our periodic filings (Forms 10-K and 10-Q) filed with the SEC, including the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

•	our earnings releases

•	risk management and safety policies

•	other aspects of our relationship with our independent auditors, including the independence of our auditors

•	Establishing procedures to deal with accounting or auditing complaints or concerns

The Audit Committee will be comprised of members such that it meets the independence requirements under the rules and regulations of the SEC and the [•] and in accordance with the Audit Committee charter. Each member of the Audit Committee will be financially literate and have accounting or related financial management expertise as such terms are interpreted by the board of directors in its business judgment. None of our Audit Committee members will simultaneously serve on more than two other public company audit committees unless the board of directors specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit Committee. The initial members of the Audit Committee will be determined prior to the spin-off.

Compensation Committee

The functions of the Compensation Committee will include:

•	Formulating and approving the compensation and benefit programs for our officers

•	Approving the compensation of our Chief Executive Officer

•	Approving and monitoring our annual incentive program and our stock-based and other compensation programs

•	Determining performance measures under our various compensation programs

•	Determining amounts to be paid under our compensation and benefits programs

•	Retaining compensation consultants to perform an annual review of executive compensation

The Compensation Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the [•] and in accordance with the Compensation Committee charter. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Internal Revenue Code). The initial members of the Compensation Committee will be determined prior to the spin-off.

Nominating/Corporate Governance Committee

The functions of the Nominating/Corporate Governance Committee will include:

•	Establishing and implementing processes for the board and its standing committees

•	Recommending officer candidates and, with the Chief Executive Officer, reviewing our succession planning

•	Proposing directors for election by the stockholders at the annual meeting

•	Nominating candidates to fill vacancies on the board

•	Determining the optimal size of the board

•	Reviewing and setting the compensation of directors

•	Considering the qualifications of stockholder and self-nominated director nominees

•	Reviewing the board’s Governance Policies

•	Reviewing succession planning for the Chief Executive Officer

•	Reviewing any proposed changes to our amended and restated certificate of incorporation, our amended and restated bylaws, and the charters of the board’s standing committees

•	Reviewing stockholder proposals for the annual meeting and our responses to them

•	Reviewing transactions with related persons

•	Determining director independence under applicable rules and the board’s Governance Policies

The Nominating/Corporate Governance Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the [•] and in accordance with the Nominating/Corporate Governance Committee charter. The initial members of the Nominating/Corporate Governance Committee will be determined prior to the spin-off.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Prior to the spin-off, we have been a subsidiary of AMR. As a result, our historical compensation strategy has been primarily determined by AMR as part of AMR’s overall executive compensation program. Since the information presented in the compensation tables of this Form 10 relates to 2010, this compensation discussion and analysis describes the compensation programs and decisions of AMR that are material to understanding the information shown in the tables. In connection with the spin-off, our board of directors will form a compensation committee (the “Eagle Compensation Committee”). Following the spin-off, the Eagle Compensation Committee will determine our executive compensation.

The Eagle executive officers whose compensation is discussed below (referred to as our “named executive officers”) are:

Daniel P. Garton, President and Chief Executive Officer of AMR Eagle Holding Corporation and Executive Vice President of AMR Corporation and American Airlines, Inc.

John T. Hutchinson, Senior Vice President — Finance and Planning and Chief Financial Officer of AMR Eagle Holding Corporation and Vice President of American Airlines, Inc.

G. George Hazy, Senior Vice President — Customer Services of AMR Eagle Holding Corporation and Vice President of American Airlines, Inc.

Fred E. Cleveland, Senior Vice President & COO — Technical Services of AMR Eagle Holding Corporation and Vice President of American Airlines, Inc.

Kathleen A. Soled, Vice President, General Counsel and Corporate Secretary of AMR Eagle Holding Corporation

Each of Mr. Hutchinson, Mr. Cleveland and Ms. Soled were officers of Eagle during 2010. Mr. Hazy became an officer of Eagle on April 1, 2010, and Mr. Garton became an officer of Eagle on June 11, 2010. Each of the named executive officers was also an employee of American during 2010. Mr. Garton was also a named executive officer of AMR during 2010.

Pursuant to the Separation and Distribution Agreement, the employment of each of our named executive officers with American will terminate upon consummation of the distribution and upon acceptance of employment with Eagle.

Role of AMR in Setting Our Named Executive Officer Compensation

During 2010, the compensation committee of AMR’s board of directors (the “AMR Compensation Committee”) determined the compensation packages for Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland, because each was an officer of American during 2010.

Because Ms. Soled was not an officer of American during 2010, her compensation package was not determined by the AMR Compensation Committee. Rather, Ms. Soled’s compensation was established by the American Human Resources department and the Incentive Compensation Committee, with the input of her immediate supervisor. The Incentive Compensation Committee is composed of members of senior management of American and is delegated authority by the AMR Compensation Committee to approve the compensation of non-officer, key employees of American.

AMR’s compensation decisions for our named executive officers were made based upon AMR’s size and performance and prior to the decision to consummate the spin-off.

Assignment Agreement with Mr. Garton

On June 10, 2010, AMR and American entered into an American Eagle Assignment Agreement (the “Assignment Agreement”) with Mr. Garton to encourage him to lead Eagle. Under the agreement, Mr. Garton serves as the President and Chief Executive Officer of Eagle and he continues to serve as an executive vice president of AMR and American until the consummation of a divestiture of Eagle or June 10, 2012, whichever occurs first. To better align his interests with the performance of Eagle, effective June 10, 2010, he stopped participating in the American Airlines, Inc. Annual Incentive Plan (the “AA Annual Incentive Plan”) and started participating in the 2011 Incentive Compensation Plan for Employees of Subsidiaries of AMR Eagle Holding Corporation (the “Eagle Annual Incentive Plan”). Mr. Garton did not receive any additional compensation awards for his new role.

AMR Compensation Objectives and Philosophy

AMR designed its executive compensation program to support its business strategy, link pay with performance, promote long-term growth, and align the named executive officers’ decisions with the long-term interests of AMR’s stockholders. The principal objectives of AMR’s executive compensation program are to:

•	provide compensation that enables AMR to attract, motivate, reward and retain talented executives

•	reward achievement of AMR’s goals

•	sustain a pay for performance approach in which variable or “at risk” compensation is a substantial portion of each executive’s compensation

•	link AMR’s compensation programs with the interests of its stockholders through long-term stock-based compensation

Consistent with these objectives, an average of 55% of the total potential pay AMR awarded to our named executive officers in 2010 was in the form of long-term stock-based compensation. These awards are considered at risk because the compensation that they ultimately receive depends on AMR’s stock price or achieving financial and operating measures. While AMR believes this aligns the interests of our named executive officers and AMR’s stockholders, it can also lead to actual realized compensation below market when AMR’s stock price declines as has been the case the past few years.

The discussion in the sections below describes the efforts of AMR to meet its objectives.

The Process the AMR Compensation Committee Used to Determine Compensation

Each year, the AMR Compensation Committee conducts a comprehensive review of its executive compensation program. In 2010, the AMR Compensation Committee concluded its annual review in May, prior to entering into the Assignment Agreement with Mr. Garton. As part of this review, the committee used several tools to structure its compensation programs to meet AMR’s objectives. These tools included benchmarking, internal equity data, and input from Mr. Arpey, Chief Executive Officer of AMR, each of which is discussed further below. In addition, the AMR Compensation Committee also used peer group analysis and tally sheets to analyze Mr. Garton’s compensation.

Benchmarking and Peer Group Analysis

AMR’s Compensation Committee believes that it is important that AMR’s executive compensation program is in line with other airlines and sufficiently competitive to retain the officers of AMR and its subsidiaries and to attract talent from other industries when needed. The committee reviewed the following reports in 2010:

Peer Group Analysis.  The peer group analysis was prepared by American’s Human Resources department. This analysis compared the compensation of Mr. Garton to compensation paid to his peers at AirTran Airways, Alaska Air Group, Continental Airlines, Delta Air Lines, JetBlue Airways, Southwest Airlines, United Airlines and US Airways (the “Peer Group”).

Executive pay in the airline industry has been highly variable during the past decade due to bankruptcy proceedings, mergers and volatile economic and industry conditions. Executives at several airlines in the Peer Group did not receive equity grants for several years or received substantial equity awards following mergers with other carriers or the emergence from bankruptcy. To help smooth this variability and provide more meaningful comparisons, the Peer Group analysis in 2010 included both granted and realized pay and averages of both over the last three years. The AMR Compensation Committee did not target a specific pay level or rank among the Peer Group. Instead, the committee’s objective was to ensure that Mr. Garton’s realized compensation was generally in line with his peers in the Peer Group. The analysis showed and the committee determined that the realized pay for Mr. Garton was in line with the Peer Group for the period 2007 through 2009.

Benchmarking Report.  Hewitt, the AMR Compensation Committee’s consultant, prepared a competitive market analysis that compared the compensation of Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland to the compensation paid to their peers at 28 companies in the comparator group shown below (the “Comparator Group”). These companies were selected from Hewitt’s database of participating survey companies because AMR shares one or more of the following characteristics: (a) comparable revenue size (with AMR’s revenue being approximately at the median); (b) operations in multiple locations across the United States; (c) similar labor requirements; (d) headquarters in the Dallas-Fort Worth area; and (e) comparable management structures so that job comparisons are meaningful. The companies in the Comparator Group for 2010 were:

3M Company Alcoa Inc. The Boeing Company Burlington Northern Santa Fe LLC Caterpillar Inc. The Coca Cola Company CSX Corporation Deere & Company FedEx Corporation General Dynamics Corporation	The Goodyear Tire &
Rubber Company
H.J. Heinz Company
Honeywell International, Inc.
J.C. Penney Corporation, Inc.
Johnson Controls, Inc.
Kimberly-Clark Corporation
Lockheed Martin Corporation
Northrop Grumman Corporation
Raytheon Company
Sara Lee Corporation	Target Corporation UAL Corporation Union Pacific Corporation United Parcel Service, Inc. United Technologies Corporation Weyerhaeuser Company Whirlpool Corporation Xerox Corporation

The Comparator Group analysis focused on both annual total compensation and each pay element — base, short-term incentive and long-term incentive pay. For each of Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland, the AMR Compensation Committee generally targeted the median total compensation for similar positions at companies in the Comparator Group. However, the committee benchmarked Mr. Garton’s pay to the head of marketing and the chief financial officers in the Comparator Group analysis because of his (a) contributions and broad skill set; (b) oversight of a large operating group, our flight attendants, in addition to his marketing responsibilities at that time; and (c) prior experience as a chief financial officer of a company in the airline industry.

Internal Equity

The AMR Compensation Committee also considered internal pay equity, particularly among Mr. Hutchinson, Mr. Hazy and Mr. Cleveland, who are all vice presidents of American. The committee did not target specific pay ratios among the named executive officers or between them and other officers, but instead tried to keep their total compensation and each pay element in line with the others.

Tally Sheets

To better understand the impact of its decisions on Mr. Garton’s total compensation, the AMR Compensation Committee also analyzed tally sheets during its 2010 review. The tally sheets quantified all material components of Mr. Garton’s compensation during the preceding five years. The components analyzed included: (a) annual base salary and bonuses; (b) outstanding equity awards and their value; (c) compensation actually realized; (d) retirement benefits; (e) potential termination of employment benefits (or payments); and (f) change in control payments under different scenarios.

Role of the Chief Executive Officer in Setting Compensation

Mr. Arpey regularly attends AMR Compensation Committee meetings. At those meetings, he provides his perspective on the performance of Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland. He also provides other subjective considerations that may influence the committee’s compensation decisions for them, such as retention, succession planning, and critical personnel and business needs. Because Mr. Arpey has direct knowledge of each of their performance and contributions, the committee gives considerable weight to his evaluations.

The Process Used to Determine Ms. Soled’s Compensation

Each year, the compensation of non-officer, key employees of American is established by the American Human Resources department and the Incentive Compensation Committee, with input from the employee’s immediate supervisor. For Ms. Soled, salary and short-term and long-term incentive targets are reviewed annually through the use of external benchmarking, internal equity and input from her immediate supervisor.

The external benchmarking analysis was completed by the American Human Resources department and focused on targeting the median levels for salary and short-term incentive compensation among a broad group of companies and ensuring that long-term incentive compensation targets were in line with similarly situated employees at other companies. In addition, the American Human Resources department also considered internal pay equity and Ms. Soled’s responsibilities as General Counsel of Eagle in setting her compensation. The American Human Resources department did not target a specific pay ratio for Ms. Soled. Finally, Ms. Soled’s immediate supervisor provided his perspective to the American Human Resources department on the performance of Ms. Soled and any recommended changes in compensation. Because Ms. Soled’s immediate supervisor has direct knowledge of her performance and contributions, the American Human Resources department gives considerable weight to his evaluation.

Other Considerations

AMR also considered the following factors in setting the 2010 compensation for our named executive officers:

•	The need to retain and motivate them to achieve AMR’s goals and restore sustained profitability

•	Since 2001, no payment has been made to them under the financial component of AMR’s short-term incentive programs. Neither American nor Eagle has met the required pre-tax earnings margins during that time, and they have not received any discretionary short-term incentive awards

•	AMR’s cyclical business and the difficult economic environment have resulted in extraordinary volatility in AMR’s stock price, the primary variable of AMR’s long-term equity based compensation. This volatility, coupled with AMR’s heavy emphasis on long-term compensation, has produced significant variations in realized compensation for our named executive officers from year to year. In addition, the future value of their long-term compensation remains highly unpredictable

How Corporate Performance Impacts Compensation

To implement the pay for performance objective described above, the AMR Compensation Committee has linked performance-based compensation to these measures:

Pre-Tax Profits — The airline business is very cyclical and vulnerable to general economic conditions and external factors, such as fuel prices and the economy. This has been especially true over the last several years. To promote adequate profit levels, AMR uses pre-tax profits thresholds under the AA Annual Incentive Plan and the Eagle Annual Incentive Plan.

Customer Service — AMR believes that by focusing employees on customer satisfaction, AMR is more likely to achieve positive pre-tax earnings and long-term stockholder value. Participants in the AA Annual Incentive Plan are awarded cash payments if American achieves its target customer satisfaction metrics. The Eagle Annual Incentive Plan does not award cash payments to officers based on customer satisfaction metrics.

Stock Price Growth — AMR believes that consistent execution of its strategy should lead to an increase in AMR’s stock price over time. AMR grants stock appreciation rights that vest over a five-year period to provide our named executive officers with a stake in this potential increase. The actual compensation realized from the stock appreciation rights is entirely dependent on increases in AMR’s stock price after the stock appreciation right grant date. AMR also grants performance shares and deferred shares that vest after three years. Since the value of these awards is dependent on AMR’s stock price over time, AMR believes they encourage consistent execution of its long-term strategy.

Total Shareholder Return — In addition to general growth in AMR’s stock price, AMR believes that it is important for AMR stock to perform as well as or better than the stock of its competitors. Distributions under AMR performance share plans are consequently based on how well AMR’s total shareholder return (or “TSR”) compares to the TSR of its competitors over three-year measurement periods. The three-year TSR measure is used because it is an objective, market-based metric that directly measures shareholder value over the long-term. Use of a relative TSR metric also tends to mitigate the effects of general market or sector performance on AMR’s stock price.

The Primary Components of AMR’s Compensation Program

AMR’s executive compensation program principally consists of the following components:

•	base salary

•	short-term incentive compensation

•	long-term incentive compensation

•	retirement benefits

In addition, as is customary in the airline industry, AMR provides unlimited personal air travel and other perquisites both during and following employment of our named executive officers. We describe these further in the tables and footnotes following this Compensation Discussion and Analysis.

While AMR did not target a fixed mix of pay, AMR generally allocated compensation to our named executive officers as follows:

		Short Term	Long Term
		Incentive	Incentive
Name	Base Salary	Compensation	Compensation

Garton	15%	20%	65%
Hutchinson	35%	15%	50%
Hazy	35%	15%	50%
Cleveland	35%	15%	50%
Soled	55%	20%	25%

Consistent with AMR’s pay for performance objective, as an employee’s level within AMR increases, variable or “at risk” compensation increases as a percentage of total compensation and base salary decreases. The mix of pay actually realized by our named executive officers varies from this allocation based on AMR’s financial results and stock price performance.

Base Salary

AMR feels it is important to provide each of our named executive officers a secure, consistent amount of cash compensation. With this in mind, AMR establishes base salary levels that reflect each officer’s position, qualifications and experience.

2010

Due to the financial difficulties facing AMR and the airline industry in general, in 2010 AMR decided to forego annual pay increases for its employees. Consistent with that approach, none of our named executive officers received a base salary increase in 2010.

Short-Term Incentive Compensation

AA Annual Incentive Plan

The AA Annual Incentive Plan pays cash incentives upon the achievement of customer service and financial goals. The customer service component of the AA Annual Incentive Plan provides for payments of up to $100 per month for each participant if American achieves one of its customer service targets. Participants can also earn awards annually under the financial component of the AA Annual Incentive Plan. Under this component, awards are paid as a percentage of base salary if American has at least a 5% pre-tax earnings margin.

Mr. Garton participated in the AA Annual Incentive Plan from January 1, 2010 until June 10, 2010, at which time Mr. Garton became an officer of Eagle and ceased participating in the AA Annual Incentive Plan. Mr. Hazy participated in the AA Annual Incentive Plan from January 1, 2010 until March 31, 2010, at which time Mr. Hazy became an officer of Eagle and ceased participating in the AA Annual Incentive Plan. Mr. Hutchinson and Mr. Cleveland did not participate in the AA Annual Incentive Plan during 2010. During 2010, Ms. Soled participated in the AA Annual Incentive Plan for the entire year.

For Mr. Garton and Mr. Hazy, the AMR Compensation Committee determined the percentage of base salary that would be paid to them during its compensation review. For Ms. Soled, the Incentive Compensation Committee determined the percentage of base salary that would be paid to her during her compensation review. The awards they were eligible to receive in 2010 are described in “Non-Equity Incentive Plan Awards — AA Annual Incentive Plan.”

Eagle Annual Incentive Plan

The Eagle Annual Incentive Plan pays cash incentives only upon the achievement of pre-tax earnings targets at Eagle. The actual dollar amount paid under the Eagle Annual Incentive Plan for officer level employees is capped at a maximum of 3% of base salary.

During 2010, Mr. Hutchinson and Mr. Cleveland participated in the Eagle Annual Incentive Plan for the entire year. Mr. Garton participated in the Eagle Annual Incentive Plan from June 11, 2010 until the end of the year, and Mr. Hazy participated in the Eagle Annual Incentive Plan from April 1, 2010 until the end of the year. Ms. Soled did not participate in the Eagle Annual Incentive Plan during 2010.

For Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland, the AMR Compensation Committee determined the percentage of base salary that would be paid them under the Eagle Annual Incentive Plan. The awards they were eligible to receive in 2010 are described in “Non-Equity Incentive Plan Awards — Eagle Annual Incentive Plan.”

2010

During 2010, Mr. Garton earned $250, Mr. Hazy earned $0 and Ms. Soled earned $467 under the customer service component of the AA Annual Incentive Plan. AMR did not make any payments to Mr. Garton, Mr. Hazy or Ms. Soled under the financial component of the AA Annual Incentive Plan because American did not meet the pre-tax earnings margin required by the plan. AMR did not make any payments under the Eagle Annual Incentive Plan because Eagle did not meet the pre-tax earnings required by the plan.

Long-Term Incentive Compensation — Performance Shares, Stock Appreciation Rights and Deferred Shares

Long-term incentive compensation is a critical component of AMR’s executive compensation program. AMR designs its long-term incentive compensation to link executive compensation to the interests of AMR’s stockholders by motivating executives to increase total stockholder return over the long term. AMR also believes that long-term incentive compensation is an important retention tool because awards only vest if the recipient remains with AMR for a period of time. AMR uses performance shares, stock appreciation rights and deferred shares in an effort to achieve these goals.

AMR generally grants awards at the time of the AMR Compensation Committee’s annual compensation review. For stock appreciation rights, AMR’s practice is to use the date the committee approves the grant as the effective date, or if the grants are approved at the time of AMR’s earnings release, the third business day after the earnings release. The exercise price of the stock appreciation rights is the fair market value of AMR’s common stock on that date. AMR uses a modified Black-Scholes valuation model to determine the value and number of stock appreciation rights awards.

For awards other than stock appreciation rights, AMR establishes the targeted grant values using a standard valuation methodology developed by Hewitt that provides an estimate of the present value of the future amounts likely to be realized from the award. Hewitt’s methodology takes into account the terms of the awards, including their vesting and performance criteria.

Below is a summary of each equity-based instrument that AMR generally awards, why AMR chooses to pay each type of award, and when and how each type of award vests.

Performance Shares

Performance shares are contractual rights to receive shares of AMR common stock at the end of a three-year measurement period. They are designed to reward recipients when AMR’s stock performs better than the stock of its primary competitors. The actual number of performance shares ultimately distributed is based on AMR’s TSR as compared to that of AMR’s primary competitors over that three-year period. Final distribution of the performance share awards for the 2010-2012 measurement period could range from 0% to 175% of the performance shares originally granted depending on AMR’s relative TSR performance during the measurement period.

Each year, the AMR Compensation Committee selects the airlines used to determine AMR’s relative TSR, based on their market capitalization, revenues and airline seat capacity. For awards under the 2010/2012 Performance Share Plan granted in May 2010, the airlines are AirTran Airways, Alaska Airlines, American Airlines, Continental Airlines, Delta Air Lines, JetBlue Airways, Southwest Airlines, US Airways and United Airlines. The committee also determines the percentage of the original award to be paid based on AMR’s relative TSR rank during the measurement period. For awards under the 2010/2012 Performance Share Plan, the committee determined to use the same relative TSR percentages used in the 2009/2011 Performance Share Plan.

Under the terms of the performance share awards granted from 2004 to 2007, one-half of the distributions was based on AMR’s TSR, and the other half on the AMR Compensation Committee’s assessment of AMR’s achievement of annual corporate objectives for the measurement period. In determining whether AMR achieved the corporate objectives, the committee was not required to use any formula or other measure or assign any particular weighting to any objective. In addition, the committee had the discretion to consider any other factor it considered important or appropriate. For more information on performance shares, please see the discussion under “Equity Incentive Plan Awards — Performance Shares.”

Stock Appreciation Rights

Stock appreciation rights are contractual rights to receive shares of AMR common stock over a ten-year exercise period. Since they provide compensation only if the market value of AMR common stock appreciates from the date of grant, they reward our executives for AMR stock price appreciation during that period.

Deferred Shares

Deferred shares are the contractual right to receive shares of AMR common stock upon the completion of three years of service following the grant date. Since deferred shares are not subject to the achievement of performance objectives, the value of the deferred shares at the time of vesting depends entirely on the value of AMR common stock at that time. AMR believes that deferred shares are important for the long term retention of our named executive officers because they provide a guaranteed award for their continued service through the three-year service period.

2010

The values AMR targeted for the long-term incentive grants to our named executive officers have been approximately the same value since 2009. Differences between the years reported in the Summary Compensation Table are primarily due to variability between our modeling estimates and the actual stock price on the date of grant. In setting compensation for 2010, AMR granted long-term equity awards to Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland in approximately the following proportions:

Mix of Long-Term Equity Awards

Consistent with AMR’s pay for performance objective in which officers of American are allocated a higher percentage of variable or “at risk” compensation, Ms. Soled’s long-term incentive compensation was allocated 45% in deferred shares, 20% in stock appreciation rights and 35% in performance shares.

For performance shares awarded in 2007 under the 2007/2009 Performance Share Plan, one-half of the payments to Mr. Garton (as a senior officer of AMR) were to be based on AMR’s TSR during the 2007 — 2009 measurement period, and the other half was to be based on the AMR Compensation Committee’s determination of the achievement of corporate objectives for the measurement period. In April 2010, the AMR Compensation Committee determined that AMR had a 6th place TSR rank during the 2007-2009 measurement period, resulting in a TSR distribution percentage of 25%. The committee also determined that achievement of AMR’s corporate objectives during that period was well in excess of 25%. Because TSR is the only performance measure used to determine performance shares distributed to all of the other participants in that plan (including our other named executive officers), with the consent of Mr. Garton and AMR’s other senior officers, the committee based the final distribution of performance shares entirely on TSR. As a result, on April 15, 2010, all of our named executive officers received 25% of the awards originally granted to them under the 2007/2009 Performance Share Plan.

Retirement Benefits in 2010

Each of Mr. Garton and Mr. Hazy participate in and accrue their full potential retirement benefit under the Retirement Benefit Plan of American Airlines, Inc. for Agents, Management, Specialists, Support Personnel and Officers (the “Retirement Benefit Plan”). This is a defined benefit plan that provides compensation to eligible employees during their retirement.

Mr. Cleveland and Ms. Soled are not eligible to participate in the Retirement Benefit Plan and instead participate in the $uper $aver 401(k) Plan (the “$uper $aver Plan”). The $uper $aver Plan provides matching contributions to eligible employees who elect to contribute toward their retirement savings account on either a pre- or post — tax basis up to certain limits established by tax laws. Mr. Garton and Mr. Hazy do not receive matching contributions under the $uper $aver Plan.

Mr. Hutchinson participates in the Retirement Benefit Plan, but in 2001, he made an election to accept limited benefit increases under the Retirement Benefit Plan and to instead receive a matching contribution under the $uper $aver Plan.

As officers of American, Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland are eligible to participate in the Supplemental Executive Retirement Plan maintained by American Airlines, Inc. (the “Non-Qualified Plan”). Ms. Soled is not eligible to participate in the Non-Qualified Plan. The Non-Qualified Plan is designed to address limitations on benefits paid under the Retirement Benefit Plan and under the $uper $aver Plan’s matching contribution component pursuant to the Internal Revenue Code.

No changes were made to American’s retirement plans in 2010, except changes required to maintain the Retirement Benefit Plan and $uper $aver Plan in compliance with applicable laws. See “Executive Compensation — 2010 Pension Benefits Table” and “Executive Compensation — 2010 Non-Qualified Deferred Compensation Table,” the narrative discussion and footnotes following each table, and “Executive Compensation — Post-Employment Compensation” for further details regarding our retirement plans.

New Retirement Benefits

We are in the process of determining the retirement benefits that will be provided to our named executive officers after the spin-off.

Travel Perquisites and Other Benefits

The named executive officers also participate in a variety of health and welfare and other benefits that American provides to its U.S.-based employees. AMR believes it is important to provide a limited number of additional perquisites and benefits to our named executive officers to attract and retain them. For example, as is common in the airline industry, we provide unlimited personal air travel on American and Eagle. Instead of providing automobile lease payments, club memberships, financial planning fees and other perquisites other companies provide to their executives, AMR provides personal allowances to our named executive officers who are also officers of American. We describe these and other perquisites in footnote (6) to the “Executive Compensation - Fiscal Year 2008, 2009 and 2010 Summary Compensation Table.”

No changes were made to the perquisites and benefits offered to our named executive officers in 2010.

2010 Post-Employment and Change in Control Benefits

Following their employment, the named executive officers are eligible for the benefits, perquisites and privileges that American generally provides to all of its salaried employees. These include severance, pro-rated incentive compensation and equity distributions, and a limited number of other benefits. AMR also provides other post-employment perquisites to them, such as unlimited personal air travel on American and Eagle. AMR believes that it is important to provide these post-termination benefits, perquisites and privileges to our named executive officers to attract and retain them. We describe these benefits further in the narrative discussion under “Executive Compensation — Post-Employment Compensation.”

Upon a change in control of AMR, all of the named executive officers are entitled to immediate vesting of equity incentive awards, and Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland are entitled to payment under the Non-Qualified Plan. The AMR Compensation Committee believes it would be appropriate to provide our named executive officers the benefit of the awards that were awarded to them before the change in control because the change could significantly alter our policies, objectives and management. Also, this practice is common in awards and plans like AMR’s plans and is therefore appropriate to retain our named executive officers and attract new leaders when needed.

AMR and American have also entered into an executive termination benefit agreement with Mr. Garton for terminations associated with a change in control of AMR. We describe this agreement further in the narrative discussion under “Executive Compensation — Change In Control.” The AMR Compensation Committee believes it is important to provide this agreement for several reasons. The airline industry may undergo further consolidation and economic challenges, and these agreements are common in the industry. The agreement encourages Mr. Garton to work for the best interests of AMR’s stockholders during a potential change in control by guaranteeing him some financial security if his employment is terminated after a change in control. The agreement also includes a “double trigger.” This means that for the benefits to be paid, the change in control must be followed by a termination of Mr. Garton’s employment. The double trigger is intended to encourage Mr. Garton to remain with AMR for a period of time following a change in control to help smooth the transition to new management.

No other change in control benefits are offered to our named executive officers in 2010.

New Post Employment and Change in Control Benefits

We are determining which, if any, post-termination or change in control benefits may be provided by Eagle after the transaction.

Arrangement with Mr. Hutchinson

In November 2010, the AMR Compensation Committee determined that it was necessary to retain Mr. Hutchinson through the spin-off to ensure continuity of leadership and provide Eagle with substantial industry business experience during its transition to operation as an independent publicly traded company. As a result, the committee approved a $350,000 payment to Mr. Hutchinson if he remains with Eagle through November 2011.

Recoupment Policy

In March 2010, AMR adopted a recoupment policy that allows AMR to recoup compensation paid to AMR’s Chief Executive Officer and each of his direct reports (including Mr. Garton) if AMR restates its financial statements due to that officer’s intentional misconduct. The recoupment policy applies to annual incentive or equity compensation awards to the extent the awards were paid due to metrics impacted by the misstated financial information.

It is anticipated that the Eagle Compensation Committee, when established, will adopt a recoupment policy that is similar and which considers the Dodd-Frank Wall Street Reform and Consumer Protection Act which will apply to Eagle’s named executive officers.

Stock Ownership Guidelines

Effective March 2011, AMR’s Compensation Committee adopted stock ownership guidelines for American’s Chief Executive Officer, President, and executive and senior vice presidents (including Mr. Garton). The guidelines were adopted in lieu of stock retention requirements. Subject to transition periods and other provisions, the guidelines generally require that each officer beneficially hold shares of AMR’s common stock (including deferred shares) with a value at least equal to a designated multiple of his or her base salary. The guidelines do not apply to any of our named executive officers, other than Mr. Garton. Pursuant to the guidelines, Mr. Garton must beneficially own shares of AMR common stock with a value that is at least equal to three times his base salary. Mr. Garton is in compliance with the stock ownership guidelines.

Consideration of Tax Consequences in Determining Compensation

Section 162(m) of the Code limits the deductibility of compensation paid to our named executive officers to $1 million in some circumstances. While the AMR Compensation Committee believes that it is important for the compensation paid to our named executive officers to be tax deductible under Section 162(m), it does not think this should be the determining factor in establishing compensation. The committee believes that AMR must balance the emphasis on maximizing deductibility against both the need to retain executive talent and our long-term strategies and goals.

Fiscal Year 2008, 2009 and 2010 Summary Compensation Table

The following table contains information regarding compensation paid to the persons who served as our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers in 2010.

							Change in
							Pension
							Value
							and
							Nonqualified	All
						Non-Equity	Deferred	Other
				Stock	Option	Incentive Plan	Compensation	Compensation
Name and		Salary	Bonus	Awards(1)	Awards(2)	Compensation(3)	Earnings(4)	(5),(6),(7)	Total
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Daniel P. Garton,	2010	530,478	0	1,353,982	458,222	250	535,950	29,208	2,908,090
President and Chief	2009	530,478	0	1,227,770	370,459	583	693,174	31,870	2,854,335
Executive Officer	2008	527,865	0	1,333,238	416,774	160	114,744	32,000	2,424,780
John T. Hutchinson,	2010	229,406	0	264,277	95,545	0	35,816	35,257	660,302
Senior Vice President —	2009	229,406	0	239,637	77,343	0	48,847	35,406	630,640
Finance and Planning and Chief Financial Officer	2008	229,406	0	261,580	87,087	0	30,665	35,214	642,822
G. George Hazy,	2010	228,193	0	264,277	95,545	0	187,660	42,401	818,076
Senior Vice President —	2009	228,193	0	239,637	77,343	650	209,897	22,572	778,292
Customer Services	2008	227,069	0	261,580	87,087	160	93,366	22,902	692,164
Fred E. Cleveland,	2010	223,000	0	198,383	72,708	0	0	179,124	672,215
Senior Vice President &	2009	221,308	0	239,637	77,343	600	0	36,929	575,818
COO — Technical Services	2008	184,887	0	484,825	126,237	0	0	41,268	837,217
Kathleen A. Soled,	2010	202,306	0	67,997	13,278	467	0	11,127	295,174
Vice President, General	2009	202,306	0	57,984	10,160	633	0	11,127	282,210
Counsel and Corporate Secretary	2008	201,309	0	53,956	10,518	160	0	11,125	277,069

(1)	The amounts shown were not actually paid to the named executive officers. As required by the rules of the SEC, the amounts instead represent the aggregate grant date fair value recognized by AMR of the performance shares and deferred shares awarded to each of them in 2008, 2009 and 2010, which were determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). The grant date fair value of the performance share awards is based on AMR’s estimate on the grant date of the probable outcome of meeting the performance conditions of these awards. See note 9 to the consolidated financial statements in AMR’s Form 10-K for the fiscal year ended December 31, 2010 for the assumptions AMR used in determining the aggregate grant date fair value of these awards. The aggregate grant date fair values of these performance share awards assuming AMR meets the highest level (or 175%) of the performance conditions of these awards are: Mr. Garton ($1,221,230), Mr. Hutchinson ($255,164), Mr. Hazy ($255,164), Mr. Cleveland ($191,373) and Ms. Soled ($52,014). The amounts reported do not include any reduction in the value of the awards for the possibility of forfeiture.

(2)	The amounts shown were not actually paid to the named executive officers. As required by the rules of the SEC, the amounts instead represent the aggregate grant date fair value recognized by AMR of the stock appreciation rights granted to each of them in 2008, 2009 and 2010 determined in accordance with FASB ASC Topic 718. See note 9 to the consolidated financial statements in AMR’s Form 10-K for the fiscal year ended December 31, 2010 for the assumptions AMR used in determining the aggregate grant date fair value of these awards. These amounts do not include any reduction in the value of the awards for the possibility of forfeiture.

(3)	The amounts shown are payments earned under the customer service component of the AA Annual Incentive Plan. AMR made no payments in 2008, 2009 or 2010 under the financial component of the AA Annual Incentive Plan because American did not meet the minimum payout level.

(4)	The amounts shown are the change in the actuarial present value of the accumulated benefit under both the Retirement Benefit Plan and the Non-Qualified Plan from January 1 to December 31 of each year. The present value of the accumulated benefits increased from December 31, 2009 to December 31, 2010 due to a change in the discount rate used to calculate AMR’s liability and the passage of time. As described in note 10 to the consolidated financial statements in AMR’s Form 10-K for the fiscal year ended December 31, 2010, the discount rate decreased from 6.1% at December 31, 2009 to 5.8% at December 31, 2010. For Mr. Garton and Mr. Hazy, the present value of accumulated benefits also increased due to each accruing an additional year of credited service and due to increased compensation being used to calculate benefits under the Non-Qualified Plan. For Mr. Hutchinson, the present value of accumulated benefits only increased due to increased compensation being used to calculate his benefits under the Non-Qualified Plan. The amounts in this column do not include any above-market or preferential earnings on non-qualified deferred compensation. See “Discussion Regarding 2010 Pension Benefits Table” for additional information.

(5)	The amount shown for Mr. Hazy in 2010 includes a relocation package of $19,896. The amounts shown for Mr. Cleveland include relocation packages of $144,457 in 2010 and $20,319 in 2008 (a portion of which was paid in 2009).

(6)	The amounts shown include a personal allowance paid in each of 2008, 2009 and 2010 of $27,000 to Mr. Garton and $21,000 to Mr. Hutchinson and Mr. Hazy. Mr. Cleveland received a personal allowance of $19,935 in 2008 and $21,000 in each of 2009 and 2010. The amounts also include the estimated aggregate incremental cost to AMR of providing perquisites and other personal benefits to our named executive officers. As is customary in the airline industry, we provide them and their spouses or companions and dependent children unlimited personal air travel on American and Eagle in any available class of service. However, they are required to pay all taxes and fees associated with the air travel. The amounts shown include our estimated aggregate incremental cost for the air travel we provided them in 2010, including the estimated cost of incremental fuel, catering and insurance, but exclude the associated fees and taxes they paid. Amounts in this column also include reimbursement for: (a) the cost of one annual medical exam (Mr. Garton only), (b) the premium for a term life insurance policy (with a policy amount equal to the base salary of the named executive officer), (c) a portion of the premium for long-term disability insurance, and (d) broker fees associated with the exercise of stock options/stock appreciation rights by the named executive officer. Each named executive officer and his spouse were also provided an Admirals Club® membership (American Airlines’ travel clubs located at American Airlines’ large U.S. and international airports), and some of them were provided airport parking and access to events or venues sponsored by us or received reduced cost air travel on other airlines, at no incremental cost to us.

(7)	For Mr. Hutchinson, Mr. Cleveland and Ms. Soled, the amounts shown include the following employer matching contributions paid under the $uper $aver Plan.

Hutchinson	2010	$12,617
	2009	$12,617
	2008	$12,555
Cleveland	2010	$12,265
	2009	$11,279
	2008	$0
Soled	2010	$11,127
	2009	$11,127
	2008	$11,072

Fiscal Year 2010 Grants of Plan-Based Awards Table

The table below lists each grant or award made in 2010 to our named executive officers under AMR’s equity and non-equity incentive plans.

								All Other	All Other
								Stock	Option
								Awards:	Awards:	Exercise	Grant Date
		Estimated Future Payouts						Number of	Number of	or Base	Fair Value
		Under Non-Equity			Estimated Future Payouts Under Equity			Shares of	Securities	Price of	of Stock
		Incentive Plan Awards			Incentive Plan Awards(4)			Stock or	Underlying	Option	and Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units(5)	Options(6)	Awards	Awards
Name	Date(3)	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)

Garton		125,571(1)	251,141(1)	465,077(1)
		0(2)	2,979(2)	8,938(2)
	05/19/2010				0	99,550	244,475				697,846
	05/19/2010							93,600			656,136
	05/19/2010								116,300	7.01	458,222
Hutchinson		0(2)	2,294(2)	6,882(2)
	05/19/2010				0	20,800	36,400				145,808
	05/19/2010							16,900			118,469
	05/19/2010								24,250	7.01	95,545
Hazy		21,100(1)	28,133(1)	112,534(1)
		0(2)	1,719(2)	5,158(2)
	05/19/2010				0	20,800	36,400				145,808
	05/19/2010							16,900			118,469
	05/19/2010								24,250	7.01	95,545
Cleveland		0(2)	2,230(2)	6,690(2)
	05/19/2010				0	15,600	27,300				109,356
	05/19/2010							12,700			89,027
	05/19/2010								18,200	7.01	71,708
Soled		50,577(1)	70,807(1)	404,612(1)
	05/19/2010				0	4,240	7,420				29,722
	05/19/2010							5,460			38,275
	05/19/2010								3,370	7.01	13,278

(1)	The amounts shown were not actually paid to the named executive officers. The amounts instead are payments that AMR would have made if American had met the minimum payment level of the financial component of the AA Annual Incentive Plan. Under its terms, any amounts paid under the customer service component of the AA Annual Incentive Plan are subtracted from amounts paid under its financial component, so no amounts are included in the table for payments under the customer service component of the AA Annual Incentive Plan. These payments are instead reported in the Summary Compensation Table above in the column “Non-Equity Incentive Plan Compensation.” The amounts shown for Mr. Garton and Mr. Hazy have been pro-rated for the part of the year that they participated in the AA Annual Incentive Plan. Since American did not meet the threshold for payment under the AA Annual Incentive Plan in 2010, no amounts were actually paid to the named executive officers.

(2)	The amounts shown were not actually paid to Mr. Garton, Mr. Hutchinson, Mr. Hazy or Mr. Cleveland. Rather, the amounts are payments that AMR would have made if Eagle had met the minimum payment level of the Eagle Annual Incentive Plan. Since Eagle did not meet the threshold for payment under the Eagle Annual Incentive Plan in 2010, no amounts were actually paid to the named executive officers. The amounts shown for Mr. Garton and Mr. Hazy have been pro-rated for the part of the year that they participated in the plan.

(3)	The annual performance shares, deferred shares and stock appreciation rights granted to our named executive officers were approved at a meeting of the AMR Compensation Committee on May 19, 2010. The exercise price of the stock appreciation rights was the fair market value of AMR’s common stock on that date.

(4)	The amounts shown are potential payments of performance share awards granted under the 2010/2012 Performance Share Plan.

(5)	These are deferred shares granted under 2010 deferred share award agreements.

(6)	These are stock appreciation rights granted under 2010 stock appreciation rights agreements.

Discussion Regarding Fiscal Year 2008, 2009 and 2010 Summary Compensation Table and Fiscal Year 2010 Grants of Plan-Based Awards Table

Non-Equity Incentive Plan Awards

AA Annual Incentive Plan.  Mr. Garton participated in the AA Annual Incentive Plan from January 1, 2010 until June 10, 2010, at which time Mr. Garton became an officer of Eagle and ceased participating in the AA Annual Incentive Plan. Mr. Hazy participated in the AA Annual Incentive Plan from January 1, 2010 until March 31, 2010, at which time Mr. Hazy became an officer of Eagle and ceased participating in the AA Annual Incentive Plan. During 2010, Ms. Soled participated in the AA Annual Incentive Plan for the entire year. Mr. Hutchinson and Mr. Cleveland did not participate in the AA Annual Incentive Plan during 2010.

The AA Annual Incentive Plan provides cash incentive payments upon the achievement of monthly customer service goals and annual financial goals. Under the customer service component of the plan, awards of up to $100 per month are earned if American meets its customer satisfaction and dependability targets. The financial component of the AA Annual Incentive Plan provides for payments if American meets threshold, target or maximum pre-tax earnings margins described in the following table:

		Approximate
	Pre-Tax	Pre-Tax Earnings
	Earnings	(Based on American’s
Level	Margin	2010 Revenue)

Threshold	5%	$1.11 Billion
Target	10%	$2.22 Billion
Maximum	15%	$3.32 Billion

The actual dollar amount paid under the financial component of the AA Annual Incentive Plan is determined as a percentage of base salary. The percentage increases with higher levels of responsibility and higher pre-tax earnings margins. The percentages of base salary that Mr. Garton, Mr. Hazy and Ms. Soled were eligible to receive in 2010 (based upon AMR’s achievement of the threshold, target or maximum performance levels) are described in the following table:

	Percentage of Base Salary
Name	Threshold	Target	Maximum

Garton	54%	108%	200%
Hazy	38%	50%	200%
Soled	25%	35%	200%

American did not meet any of the AA Annual Incentive Plan’s pre-tax earnings margin thresholds in 2010 or in any year since 2000. AMR therefore has not paid any short-term incentive compensation under the plan’s financial component since March 2001.

Eagle Annual Incentive Plan.  During 2010, Mr. Hutchinson and Mr. Cleveland participated in the Eagle Annual Incentive Plan for the entire year. Mr. Garton participated in the Eagle Annual Incentive Plan from June 11, 2010 until December 31, 2010. Mr. Hazy participated in the Eagle Annual Incentive Plan from April 1, 2010 until December 31, 2010. Ms. Soled did not participate in the Eagle Annual Incentive Plan during 2010.

The Eagle Annual Incentive Plan provides cash incentive payments upon the achievement of pre-tax earnings targets at Eagle. The actual dollar amount paid under the Eagle Annual Incentive Plan is capped at a maximum of 3% of base salary for our named executive officers. We did not meet the Eagle Annual Incentive Plan’s pre-tax earnings threshold in 2010 or in any year since 2000. AMR therefore has not paid any short-term incentive compensation under the plan’s financial component since March 2001.

Equity Incentive Plan Awards

In May 2010, AMR awarded performance shares, deferred shares and stock appreciation rights to our named executive officers as described below. All of the equity incentive plan awards are granted with respect to AMR common stock.

Performance Shares.  The performance shares awarded in 2010 under the 2010/2012 Performance Share Plan vest after a three-year measurement period. Vesting of the performance shares is also generally subject to the named executive officer’s continued employment with a wholly owned subsidiary of AMR through April 17, 2013. They may vest early in the events described in “Post-Employment Compensation” and “Change In Control.” Payment is subject to achievement of the performance criteria in the plan. The potential payment ranges from 0% to 175% of the shares originally granted based on our TSR as shown in the chart below. In the chart, “Rank” is AMR’s TSR ranking among the following airlines: AirTran Airways, Alaska Airlines, American Airlines, Continental Airlines, Delta Air Lines, JetBlue Airways, Southwest Airlines, United Airlines and US Airways. Under the heading “Percentage of Original Award” is the percentage of the performance shares initially granted to our named executive officers that will be paid to them based on AMR’s TSR ranking. In the event an airline ceases to trade on a national securities exchange at any point during the three year measurement period, under the plan that airline is excluded from the calculation of TSR rank, which is reflected in the chart below under the heading, “Number of Carriers in Airline Group.”

Number of Carriers	Percent of Original Award (Based on Rank)
in Comparator Group	Rank

	1	2	3	4	5	6	7	8	9
9	175%	160%	140%	120%	100%	80%	60%	30%	0%
8	175%	160%	140%	120%	100%	80%	60%	0%
7	175%	160%	140%	120%	100%	80%	60%
6	175%	160%	140%	120%	100%	80%
5	175%	160%	140%	120%	100%
4	175%	160%	140%	120%
3	175%	160%	140%

Deferred Shares.  The deferred shares granted in 2010 to our named executive officers vest on May 19, 2013, generally subject to the named executive officer’s continued employment with a wholly owned subsidiary of AMR through that date. They may vest early in the events described in “Post-Employment Compensation” and “Change In Control.”

Stock Appreciation Rights.  The stock appreciation rights awarded in 2010 are exercisable for ten years from the date of grant and vest in 20% increments over five years. They may be exercised earlier in the events described in “Post-Employment Compensation” and “Change In Control.” The exercise price of the stock appreciation rights is the fair market value of AMR common stock on the effective date of the grant. Upon the exercise of a stock appreciation right, AMR subtracts the exercise price from the fair market value of one share of AMR common stock on the day the stock appreciation right is exercised. AMR multiplies this amount by the number of stock appreciation rights exercised and issues to the named executive officer the number of shares equal to that value.

Assignment Agreement with Mr. Garton

On June 10, 2010, AMR and American entered into the Assignment Agreement with Mr. Garton. Under the agreement, Mr. Garton serves as the President and Chief Executive Officer of Eagle and continues to serve as an executive officer of AMR and American, reporting to the Chief Executive Officer of AMR and American until the consummation of the spin-off. Unless the Assignment Agreement is terminated, he is entitled to total annual compensation substantially similar to his compensation prior to accepting his new position.

If the spin-off is consummated and Mr. Garton remains in his current or a comparable position with Eagle, AMR and American will pay him his pro-rated target bonus under the AA Annual Incentive Plan (if American meets the applicable performance criteria). If he is not 55 at the time of the spin-off, AMR and American will either place him on leave until he reaches age 55 (facilitating his retirement from American), or provide the economic equivalent of the retirement and welfare benefits that he would have received had his employment by American continued until he turned age 55. AMR and American will also provide the same rights in his outstanding equity awards as though he had remained employed by American. Mr. Garton turns 55 in May 2012.

If the spin-off is consummated by June 10, 2012 and Mr. Garton declines to remain with Eagle, AMR and American will pay him his annual base salary until he reaches age 55 and any outstanding equity awards would be pro-rated.

If the spin-off is not consummated by June 10, 2012 or if the spin-off is consummated and either (i) he is not offered a comparable position with Eagle or (ii) he does not continue to work for American, Mr. Garton is also entitled to receive severance equal to two times his base salary and target annual bonus under the AA Annual Incentive Plan and COBRA coverage for 18 months.

Notwithstanding the foregoing, AMR may, in its discretion, convert any outstanding equity awards to which Mr. Garton is entitled into cash awards that are economically equivalent to the outstanding equity awards and are payable at the same time as the outstanding equity awards. Further, AMR has the right to convert any outstanding equity awards to which Mr. Garton is entitled into awards of Eagle on terms and conditions that are substantially comparable to those offered to similarly situated employees of Eagle and which provide substantially equivalent economic value to Mr. Garton as the outstanding equity awards.

2010 Outstanding Equity Awards At Fiscal Year-End Table

The following table lists all of the outstanding stock and stock option/stock appreciation right awards held on December 31, 2010 by each of our named executive officers. Each of these awards is based on shares of AMR common stock. The table also includes, where applicable, the value of these awards based on the closing price of AMR common stock on December 31, 2010, which was $7.79. Each award listed in the “Number of Securities Underlying Unexercised Options Unexercisable” column with an expiration date prior to July 24, 2016 is a stock option with a tandem stock appreciation right. The other awards listed in this column are stock appreciation rights.

	Option/Stock Appreciation Awards					Stock Awards
									Equity Incentive
									Plan Awards:
							Market	Equity Incentive	Market or
	Number of	Number of				Number of	Value of	Plan Awards:	Payout Value of
	Securities	Securities				Shares or	Shares or	Number of	Unearned
	Underlying	Underlying				Units of	Units of	Unearned	Shares, Units
	Unexercised	Unexercised		Option		Stock That	Stock That	Shares, Units or	or Other Rights
	Options	Options		Exercise	Option	Have Not	Have Not	Other Rights That	That Have Not
	Exercisable	Unexercisable		Price	Expiration	Vested	Vested	Have Not Vested	Vested
Name	(#)	(#)		($)	Date	(#)	($)	(#)	($)

Garton	60,000	0		36.18	07/23/2011	54,000(9)	420,660	139,700(14)	1,088,263
	84,000	0		26.71	02/27/2012	54,590(10)	425,256	99,550(15)	775,495
	16,800	0		10.68	07/21/2013	131,331(11)	1,023,068
	30,000	0		8.88	07/26/2014	93,600(12)	729,144
	35,520	0		13.67	07/25/2015	99,540(13)	775,417
	30,800	7,700	(2)	23.21	07/24/2016
	20,880	13,920	(3)	28.59	07/23/2017
	44,220	66,330	(5)	8.20	05/20/2018
	29,170	116,680	(6)	4.53	07/20/2019
	0	116,300	(7)	7.01	05/19/2020
Hutchinson	2,448	0		10.68	07/21/2013	11,275(9)	87,832	29,150(14)	227,079
	7,120	1,780	(1)	18.76	01/23/2016	9,350(10)	72,837	20,800(15)	162,032
	6,400	1,600	(2)	23.21	07/24/2016	23,750(11)	185,013
	4,350	2,900	(3)	28.59	07/23/2017	16,900(12)	131,651
	9,240	13,860	(5)	8.20	05/20/2018	5,688(13)	44,310
	6,090	24,360	(6)	4.53	07/20/2019
	0	24,250	(7)	7.01	05/19/2020
Hazy	8,000	0		22.10	12/05/2011	11,275(9)	87,832	29,150(14)	227,079
	10,000	0		21.88	04/22/2012	9,350(10)	72,837	20,800(15)	162,032
	1,600	0		11.61	07/22/2012	23,750(11)	185,013
	28,000	0		10.68	07/21/2013	16,900(12)	131,651
	20,000	0		8.88	07/26/2014	16,590(13)	129,236
	13,000	0		13.67	07/25/2015
	6,800	1,700	(2)	23.21	07/24/2016
	4,350	2,900	(3)	28.59	07/23/2017
	9,240	13,860	(5)	8.20	05/20/2018
	6,090	24,360	(6)	4.53	07/20/2019
	0	24,250	(7)	7.01	05/19/2020
Cleveland	2,900	4,350	(4)	12.30	01/22/2018	1,550(8)	12,075	29,150(14)	227,079
	9,240	13,860	(5)	8.20	05/20/2018	11,275(9)	87,832	15,600(15)	121,524
	0	24,360	(6)	4.53	07/20/2019	9,350(10)	72,837
	0	18,200	(7)	7.01	05/19/2020	23,750(11)	185,013
						12,700(12)	98,933
Soled	4,000	0		35.95	07/02/2011	1,850(9)	14,412	5,600(14)	43,624
	90	0		5.00	04/17/2013	2,880(10)	22,435	4,240(15)	33,030
	2,800	0		10.68	07/21/2013	7,200(11)	56,088
	1,116	1,674	(5)	8.20	05/20/2018	5,460(12)	42,533
	800	3,200	(6)	4.53	07/20/2019
	0	3,370	(7)	7.01	05/19/2010

(1)	Award became exercisable on January 23, 2011.

(2)	Award became exercisable on July 24, 2011.

(3)	Award becomes exercisable in two equal installments. The first installment became exercisable on July 23, 2011. The second installment becomes exercisable on July 23, 2012. The number of shares in each installment is: Mr. Garton, 6,960; Mr. Hutchinson, 1,450; and Mr. Hazy, 1,450.

(4)	Award becomes exercisable in three equal installments. The first installment became exercisable on January 22, 2011. The remaining installments become exercisable on January 22 of 2012 and 2013. The number of shares in each installment is 1,450.

(5)	Award becomes exercisable in three equal installments. The first installment became exercisable on May 20, 2011. The remaining installments become exercisable on May 20 of 2012 and 2013. The number of shares in each installment is: Mr. Garton, 22,110; Mr. Hutchinson, 4,620; Mr. Hazy, 4,620; Mr. Cleveland, 4,620; and Ms. Soled, 558.

(6)	Award becomes exercisable in four equal installments. The first installment became exercisable on July 20, 2011. The remaining installments become exercisable on July 20 of 2012, 2013 and 2014. The number of shares in each installment is: Mr. Garton, 29,170; Mr. Hutchinson, 6,090; Mr. Hazy, 6,090; Mr. Cleveland, 6,090; and Ms. Soled, 800.

(7)	Award becomes exercisable in five equal installments. The first installment became exercisable on May 19, 2011. The remaining installments become exercisable on May 19 of 2012, 2013, 2014 and 2015. The number of shares in each installment is: Mr. Garton, 23,260; Mr. Hutchinson, 4,850; Mr. Hazy, 4,850; Mr. Cleveland, 3,640; and Ms. Soled, 674.

(8)	These deferred shares vested on January 22, 2011.

(9)	These performance shares were granted under the 2008/2010 Performance Share Plan and vested on April 20, 2011. On this date, our named executive officers received 50% of the awards originally granted to them under the 2008/2010 Performance Share Plan

(10)	These deferred shares vested on May 20, 2011.

(11)	These deferred shares vest on July 20, 2012, generally subject to the recipient’s continued employment with a wholly owned subsidiary of AMR through that date.

(12)	These deferred shares vest on May 19, 2013, generally subject to the recipient’s continued employment with a wholly owned subsidiary of AMR through that date.

(13)	These career equity shares will vest upon retirement after age 60, or upon a qualifying early retirement under the Retirement Benefit Plan, in each case generally subject to continued employment with a wholly owned subsidiary of AMR through that date. If Mr. Garton, Mr. Hutchinson or Mr. Hazy retire earlier than age 60, there is a 3% reduction in the total number of shares that will vest for each year his retirement date precedes age 60.

(14)	These performance shares were granted under the 2009/2011 Performance Share Plan and will vest, if at all, on April 18, 2012. Vesting is subject to the satisfaction of the applicable performance criteria and is generally subject to the recipient’s continued employment with a wholly owned subsidiary of AMR through that date. As required by the SEC’s disclosure rules, the number of performance shares shown assumes that target levels of performance (100%) will be achieved. The AMR Compensation Committee will determine the actual levels of performance achieved in 2012.

(15)	These performance shares were granted under the 2010/2012 Performance Share Plan and will vest, if at all, on April 17, 2013. Vesting is subject to the satisfaction of the applicable performance criteria and is generally subject to the recipient’s continued employment with a wholly owned subsidiary of AMR through that date. As required by the SEC’s disclosure rules, the number of performance shares shown assumes that target levels of performance (100%) will be achieved. The AMR Compensation Committee will determine the actual levels of performance achieved in 2013.

2010 Option Exercises and Stock Vested Table

The following table summarizes exercises of stock options and stock appreciation rights, as well as stock awards that vested for the named executive officers in 2010, in each case with respect to AMR common stock.

	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
	Acquired on Exercise	on Exercise	Acquired on Vesting	on Vesting(2)
Name	(#)	($)	(#)	($)

Garton	0	0	23,700	174,733
Hutchinson	0	0	4,263	31,760
Hazy	0	0	4,263	31,760
Cleveland	6,090	21,132	2,713	21,080
Soled	0	0	1,463	10,576

(1)	The numbers shown are the number of shares that vested in April 2010 under the 2007/2009 Performance Share Plan and the number of deferred shares that vested in July 2010 under the 2007 deferred share agreements.

(2)	Amounts shown are the fair market value of AMR common stock on the date of vesting, multiplied by the number of shares shown in the column entitled “Number of Shares Acquired on Vesting” for the named executive officer.

Discussion Regarding 2010 Option Exercises and Stock Vested Table

The shares of AMR common stock under the 2007/2009 Performance Share Plan referenced in the above table were delivered to the named executive officers on April 21, 2010. Under the terms of that plan, one-half of the payments to Mr. Garton (as a senior officer of AMR) were to be based on AMR’s TSR during the 2007 — 2009 measurement period, and the other half was to be based on the AMR Compensation Committee’s determination of achievement of the corporate objectives for the measurement period. For Mr. Hutchinson, Mr. Hazy, Mr. Cleveland and Ms. Soled, the payment under the plan was based solely on AMR’s TSR during the 2007 — 2009 measurement period.

The corporate objectives under the 2007/2009 Performance Share Plan were: (a) keeping safety AMR’s top priority; (b) raising external capital, maintaining a minimum amount of cash and building a strong balance sheet; (c) meeting AMR’s pension funding obligations; (d) continuing to lower AMR’s non-fuel costs and implementing measures to conserve fuel; (e) improving customer service and dependability rankings; (f) continuously improving revenues and business results through employee collaboration and other means; (g) enhancing AMR’s image and customer loyalty; (h) continuing to successfully advocate on industry legislative and regulatory issues; (i) focusing on a positive work environment and promoting diversity; (j) promoting employee commitment to the employee standards of conduct and compliance with laws and regulations; and (k) meeting financial goals in order to return to and sustain profitability and create long-term shareholder value. In determining whether AMR met the corporate objectives, the AMR Compensation Committee was not required to use any formula or other measure or assign any particular weighting to any objective. The committee could also consider any other factor that it considered important or appropriate.

In April 2010, the AMR Compensation Committee determined that AMR had a sixth place TSR rank during the 2007 — 2009 measurement period. This resulted in a TSR payment percentage of 25% under the 2007/2009 Performance Share Plan. The AMR Compensation Committee also determined that the payment percentage based on the corporate objectives would have been well in excess of 25%. Because TSR is the only performance measure used to determine performance shares distributed to all of the other participants in that plan, with the consent of AMR’s named executive officers (including Mr. Garton), the AMR Compensation Committee instead based the final distribution of performance shares entirely on TSR. As a result, on April 21, 2010, our named executive officers received 25% of the awards originally granted to them under the 2007/2009 Performance Share Plan.

2010 Pension Benefits Table

The following table summarizes the present value of the accumulated pension benefits of the named executive officers as of December 31, 2010. Only Mr. Garton, Mr. Hutchinson and Mr. Hazy participate in a defined benefit pension plan and have accrued pension benefits.

		Number of
		Years of
		Credited	Present Value of	Payments During
		Service	Accumulated Benefit	Last Fiscal Year
Name	Plan Name	(#)	($)	($)

Garton	Retirement Benefit Plan	23.368	763,336	0
	Non-Qualified Plan	23.368	3,023,180	0
Hutchinson	Retirement Benefit Plan	10.274	253,852	0
	Non-Qualified Plan	10.274	34,681	0
Hazy	Retirement Benefit Plan	29.632	1,091,429	0
	Non-Qualified Plan	29.632	379,217	0

Discussion Regarding 2010 Pension Benefits Table

General

AMR provides the Retirement Benefit Plan and the $uper $aver Plan to assist our named executive officers and most of our other salaried employees during their retirement. The Retirement Benefit Plan is a defined benefit plan that provides compensation to eligible employees during their retirement. The $uper $aver Plan is a 401(k) plan that provides matching contributions to eligible employees who elect to contribute toward their retirement savings account on either a pre- or post — tax basis up to certain limits established by the Internal Revenue Code. In addition, American provides the Non-Qualified Plan to address Internal Revenue Code limitations on benefits paid under the Retirement Benefit Plan and on the amount of employer matching contributions under the $uper $aver Plan. Each plan is described further below.

Mr. Garton and Mr. Hazy participate in the Retirement Benefit Plan. Mr. Cleveland and Ms. Soled are not eligible to participate in the Retirement Benefit Plan and instead participate in the $uper $aver Plan. Mr. Hutchinson participates in the Retirement Benefit Plan, but in 2001, he made an election to accept limited benefit increases under the Retirement Benefit Plan and to instead receive a matching contribution under the $uper $aver Plan. As officers of American, Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland are eligible to participate in the Non-Qualified Plan. Ms. Soled is not eligible to participate in the Non-Qualified Plan.

Retirement Benefit Plan

The Retirement Benefit Plan is only available to employees hired prior to January 1, 2002 who had completed 1,000 hours of eligible service in one year prior to that date. To vest in the plan’s benefits, a participant must also: (a) complete at least five years of eligible service, (b) reach age 65, or (c) be permanently and totally disabled. After becoming a participant in the Retirement Benefit Plan, each participant earns one year of credited service for each plan year in which at least 1,900 hours of service are completed.

Normal retirement age under the plan is 65. However, participants with at least 10 years of retirement eligible service may retire at age 60 and receive unreduced benefits. Participants with at least 15 years of retirement eligible service may retire at age 55, but their benefits are reduced by 3% for each year that the participant’s age is below age 60. Participants who retire before age 60 with more than 10 years but less than 15 years of retirement eligible service may receive reduced retirement benefits starting at age 60. These benefits are reduced by 3% for each year that the participant’s age is below age 65. Retirement Benefit Plan benefits are paid as a monthly annuity and the participant may elect the form of annuity payments. Payment options include single life, joint and survivor, guaranteed period or level income. AMR reduces the monthly payments for the receipt of social security benefits.

The Retirement Benefit Plan complies with ERISA and qualifies for an exemption from federal income tax under the Internal Revenue Code. As a qualified plan, it is subject to various restrictions under the Internal Revenue Code and ERISA that limit the maximum annual benefit payable under the plan. The limit was $195,000 in 2010. The Internal Revenue Code also limits the maximum amount of annual compensation that AMR may take into account under the Retirement Benefit Plan. The limit was $245,000 in 2010.

AMR determines the benefits payable to Mr. Garton, Mr. Hutchinson and Mr. Hazy in the Retirement Benefit Plan and the Non-Qualified Plan using the four formulas described below. For each participant, AMR uses the formula that provides the participant the greatest benefit, consistent with the terms of the plans. For purposes of the table above, we therefore assumed that Mr. Garton, Mr. Hutchinson and Mr. Hazy will each receive benefits under the Retirement Benefit Plan pursuant to the “Final Average Retirement Benefit Formula,” and under the Non-Qualified Plan pursuant to the “Social Security Offset Formula.”

Final Average Retirement Benefit Formula.  Under this formula, a participant’s annual benefit at normal retirement will equal the product of (a) 1.667% of the participant’s final average compensation times (b) the participant’s years of credited service. Final average compensation is the average of the participant’s “pensionable pay” during the four highest paid consecutive years during the last ten years of employment. Pensionable pay includes regular pay, but excludes bonuses, expenses and equity-based compensation.

Career Average Benefit Formula.  A participant’s annual benefit at normal retirement under this formula will equal the sum of the following amounts, determined for each year the participant is a member of the Retirement Benefit Plan: (a) 1.25% times the participant’s pensionable pay (as described above) for each year up to $6,600 and (b) 2% times the participant’s pensionable pay for each such year over $6,600.

Social Security Offset Formula.  A participant’s annual benefit at normal retirement under this formula will equal the difference between (a) the product of (1) 2% of the participant’s final average compensation (as described above) times (2) the participant’s years of credited service, and (b) the product of (1) 1.5% of the participant’s estimated annual Social Security benefit times (2) the participant’s years of credited service, up to a maximum of 33.3 years of service.

Minimum Retirement Benefit Formula.  Under this formula, a participant’s annual benefit at normal retirement will equal the product of (a) 12, times (b) $23.50 for participants whose final average compensation (as described above) is less than $15,000, or $24.00 for participants whose final average compensation is at least $15,000, times (c) the number of years of the participant’s credited service.

$uper $aver Plan

Employees hired after 2001 and employees who elected to freeze their benefit in the Retirement Benefit Plan in 2001 are eligible to participate in the $uper $aver Plan. Under that plan, American matches eligible employee contributions dollar for dollar up to 5.5% of the employee’s compensation. American’s matching contribution under the $uper $aver Plan fully vests when the employee completes three years of eligible service. Participants may invest their account balances in specified mutual funds and collective investment trusts.

The $uper $aver Plan is also subject to Internal Revenue Code restrictions that limit the amount of annual compensation that American can take into account under the plan. In 2010, the annual compensation limit was $245,000, and the maximum matching contribution was $13,475 per participant. Each employee’s account balance is only payable without penalty when the employee separates from employment, dies, becomes totally or permanently disabled, retires at or after age 65 or suffers a qualifying hardship.

Non-Qualified Plan

The Non-Qualified Plan provides retirement benefits to Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland because their compensation exceeds the maximum recognizable compensation allowed under the Internal Revenue Code, which was $245,000 in 2010. Under the Non-Qualified Plan, the formula used to calculate benefits depends on whether the named executive officer participates in the Retirement Benefit Plan, the $uper $aver Plan or both. The formulas used to calculate their benefit accruals under the Non-Qualified Plan are discussed below.

For Mr. Garton and Mr. Hazy, the formula used to calculate their benefits under the Non-Qualified Plan are generally similar to those under the Retirement Benefit Plan. For Mr. Cleveland, the Non-Qualified Plan provides a benefit equal to the matching contribution he would have received in the $uper $aver Plan for his compensation in excess of $245,000 multiplied by 5.5%.

As described above, in 2001, Mr. Hutchinson made an election to accept limited benefit increases under the Retirement Benefit Plan and to instead receive a matching contribution under the $uper $aver Plan. As a result, for Mr. Hutchinson, the Non-Qualified Plan provides a benefit equal to the matching contribution he would have received in the $uper $aver Plan for his compensation in excess of $245,000 multiplied by 5.5%. In addition, since 2001, Mr. Hutchinson’s benefit calculated under the Non-Qualified Plan formulas only takes into account increases in his compensation. Mr. Hutchinson’s years of credited service under the Non-Qualified Plan are frozen at 10.274 years.

Under the Non-Qualified Plan, the benefit calculations for Mr. Garton, Mr. Hutchinson, Mr. Hazy and Mr. Cleveland include: (a) the average of the four highest short-term incentive payments made since 1985; (b) any additional years of credited service that may have been granted to the named executive officer; and (c) the average of the four highest performance return payments made since 1989 (if any). “Performance return payments” are dividend equivalent payments that were made between 1989 and 1999 on outstanding career equity shares. They were calculated using the following criteria: (a) the number of shares granted; (b) the grant price; (c) individual performance; and (d) a rolling three-year return on investment. Income received from long-term incentive compensation payments (such as stock option/stock appreciation right exercises, and performance share and deferred share payments) are not used to calculate benefits in the Non-Qualified Plan.

AMR periodically funds benefits payable under the Non-Qualified Plan to a trust to give Non-Qualified Plan participants a certainty of payment of plan benefits that is comparable to the certainty eligible employees have under the Retirement Benefit Plan. Payments to the trust for vested retirement benefits result in taxable income to the participants. It is AMR’s current policy not to fund the Non-Qualified Plan’s trust to any greater extent than the funded percentage of AMR’s least funded qualified defined benefit plan for non-officer employees. The “2010 Pension Benefits Table” above reflects amounts Mr. Garton, Mr. Hutchinson and Mr. Hazy accrued under the Non-Qualified Plan (whether or not funded under the trust). The “2010 Non-Qualified Deferred Compensation Table” below reflects amounts accrued for Mr. Hutchinson and Mr. Cleveland under the Non-Qualified Plan (whether or not funded under the trust). Benefits payable under the Non-Qualified Plan, including benefits from the trust, are payable in a lump sum.

In 2010, Mr. Hazy turned 55 and became eligible for early retirement under both the Retirement Benefit Plan and the Non-Qualified Plan, but as described above, his benefits would be reduced 3% for each year he retires before age 60.

Present Value Calculations

The following discusses some of the assumptions used in calculating the value of accrued benefits under the Retirement Benefit Plan and the Non-Qualified Plan.

The values of accrued benefits under the Retirement Benefit Plan are determined using a 5.8% interest rate and the sex-distinct RP2000 Mortality Tables projected to 2006. The lump sums payable under the Non-Qualified Plan are calculated using the December 2009 segment rates and the unisex mortality table prescribed by the Internal Revenue Service in the Pension Protection Act of 2006. Retirement benefits for both plans are then discounted to December 31, 2010 using an interest only discount of 5.8%. At December 31, 2009, the same assumptions were used, except that the lump sums under the Non-Qualified Plan were calculated using a 6.1% interest rate.

The present value is the amount today that, with fixed interest earned over time, will equal the employees’ accrued retirement benefit at retirement. The present values generally assume retirement at age 60, which is the age when unreduced benefits may be available.

2010 Non-Qualified Deferred Compensation Table

	Executive
	Contributions				Aggregate
	to Non-Qualified	AMR Contributions	Aggregate	Aggregate	Balance on
	Plan in	to Non-Qualified	Earnings in	Withdrawals or	December 31,
	2010(2)	Plan in 2010	2010	Distributions	2010(3)
Name(1)	($)	($)	($)	($)	($)

Hutchinson	0	0	0	0	2
Cleveland	0	6	0	0	42

(1)	Only officers who receive matching contributions under the $uper $aver Plan and who participate in the Non-Qualified Plan receive non-qualified deferred compensation in the Non-Qualified Plan. As a result, in 2010, only Mr. Hutchinson and Mr. Cleveland received these benefits.

(2)	The Non-Qualified Plan does not permit employee contributions, so Mr. Hutchinson and Mr. Cleveland did not contribute to the Non-Qualified Plan in 2010 or in any prior year.

(3)	The balances reported have not previously been reported in any prior year’s proxy statement.

Post-Employment Compensation

This section describes the payments, benefits and perquisites AMR may provide to our named executive officers following termination of their employment. Except as otherwise stated below, these are in addition to the payments, benefits and perquisites that AMR generally provides to all of its salaried employees following termination of their employment.

Retirement.  As described in “Discussion Regarding 2010 Pension Benefits Table,” AMR provides retirement benefits to its employees (including our named executive officers) who retire after they reach normal retirement age or meet the requirements for early retirement. As described in “Discussion Regarding 2010 Pension Benefits Table” above, Mr. Hazy became eligible for early retirement under AMR’s pension plans in 2010, but his benefits would be reduced 3% for each year he retires before age 60.

In addition, upon normal retirement at age 65 or early retirement at age 60 or 55, AMR’s long-term incentive plans generally provide for pro-rata payments of stock awards granted under those plans. Under those plans, Mr. Hazy was eligible for stock awards due to retirement as of December 31, 2010. Since Mr. Garton, Mr. Hutchinson, Mr. Cleveland and Ms. Soled were not age 55 or older as of December 31, 2010, they were not eligible for any stock award payments as of that date due to retirement.

Upon retirement, AMR also provides each named executive officer and his spouse or companion and any dependent children unlimited personal air travel on American Airlines and Eagle Airlines in any available class of service, except they are required to pay all related taxes and fees for the travel. Mr. Hazy vested in this perquisite in 2010. Under a policy that AMR discontinued for officers elected after 1996, Mr. Garton will receive this perquisite upon retirement or other separation of employment. The estimated aggregate incremental cost to us of providing this travel perquisite to each named executive officer is listed in the table below under the heading “Voluntary Separation.” In addition, AMR will provide lifetime Admirals Club® memberships to each named executive officer and his spouse or companion.

Voluntary Separation and Termination For Cause.  In the event that a named executive officer resigns or voluntarily terminates his/her employment (other than a normal or early retirement or as noted in “Termination By Executive For Good Reason” below) or AMR terminates his/her employment for cause, under AMR’s plans the named executive officer will forfeit all outstanding stock-based awards. For these purposes, “for cause” means a felony conviction, failure to contest prosecution of a felony, or willful misconduct or dishonesty of a named executive officer that is directly and materially harmful to our business or reputation. In addition, AMR will discontinue his/her salary, perquisites and benefits. To the extent a named executive officer is vested in the Retirement Benefit Plan and Non-Qualified Plan, he is entitled to the benefits under these plans based on the number of years of credited service earned as of the date of separation. Assuming a separation of service as of December 31, 2010, under a policy AMR discontinued for officers elected after 1996, Mr. Garton would also receive the personal air travel benefit described above under “Retirement.”

Termination By Executive For Good Reason.  None of our named executive officers is a party to any agreements with AMR or Eagle that contemplates a termination for good reason by them.

Involuntary Termination Other Than For Cause.  Under AMR’s current practices and policies for all salaried U.S.-based employees, if AMR terminates a named executive officer’s employment other than for cause, the officer is eligible to receive up to one year’s annual salary (based on the officer’s years of service). In addition, for a period of two years after termination, each named executive officer and his/her spouse or companion and any dependent children would also receive the personal air travel perquisite described above under “Retirement.”

Further, under AMR’s long-term incentive plans, performance shares and deferred shares would vest on a pro-rata basis as if the named executive officer had instead retired on the date of termination. The named executive officer would immediately forfeit all unvested stock options and stock appreciation rights and would have ninety days to exercise vested stock options and stock appreciation rights. Career equity awards previously awarded would immediately vest (at a rate of 10% per year for each year of service following the date of grant), and would become payable following the separation.

Termination Due to Death or Disability.  According to the terms of AMR’s long-term incentive plans, upon the death or disability of a named executive officer, all of his or her outstanding performance shares and deferred shares would vest on a pro-rata basis. Their stock options and stock appreciation rights would continue to be exercisable. All outstanding career equity awards would immediately vest at a rate of 20% per year for each year of service following the date of grant and would become payable. In the event of death, his or her unvested stock options and stock appreciation rights would immediately vest, and his or her surviving spouse and dependent children would also receive the personal air travel perquisite described above under “Retirement.”

The following table quantifies the severance payments, long-term incentives and air travel perquisites each named executive officer would have received had there been a termination of his or her employment on December 31, 2010 in the situations described above. As of December 31, 2010, Mr. Hazy was eligible for early retirement. None of the other named executive officers was eligible for retirement as of that date. For further details regarding payments to our named executive officers upon a change in control, please see

“Change In Control.” In calculating the amounts in the table, we used a stock price of $7.79 per share, which was the closing price of AMR’s common stock on December 31, 2010.

							Termination
			Voluntary	Good			Other Than
		Retirement	Separation	Reason(3)	Death	Disability	for Cause
Name	Benefit	($)	($)	($)	($)	($)	($)

Garton	Cash Severance	0	0	0	0	0	530,479
	Long Term Incentives	0	0	0	3,309,143	2,838,052	2,838,052
	Pension(1)	0	3,786,516	0	3,786,516	3,786,516	3,786,516
	Air Transportation(2)	0	2,862	0	2,862	2,862	2,862
	Total	0	3,789,378	0	7,098,521	6,676,430	7,157,909
Hutchinson	Cash Severance	0	0	0	0	0	229,406
	Long Term Incentives	0	0	0	606,678	508,349	508,349
	Pension(1)	0	288,488	0	288,488	288,488	288,488
	Air Transportation(2)	0	0	0	3,092	3,092	424
	Total	0	288,488	0	898,258	799,929	1,026,667
Hazy	Cash Severance	0	0	0	0	0	228,193
	Long Term Incentives	507,0426	0	0	625,140	526,812	526,812
	Pension(1)	1,470,186	1,470,186	0	1,470,186	1,470,186	1,470,186
	Air Transportation(2)	2,762	2,762	0	2,762	2,762	2,762
	Total	1,980,374	1,472,948	0	2,098,088	1,999,760	2,227,953
Cleveland	Cash Severance	0	0	0	0	0	34,308
	Long Term Incentives	0	0	0	511,128	417,518	417,518
	Pension	0	0	0	0	0	0
	Air Transportation(2)	0	0	0	424	424	424
	Total	0	0	0	511,552	417,942	452,250
Soled	Cash Severance	0	0	0	0	0	140,058
	Long Term Incentives	0	0	0	108,966	95,905	194,521
	Pension	0	0	0	0	0	0
	Air Transportation(2)	0	0	0	424	424	424
	Total	0	0	0	109,390	96,329	335,003

(1)	These amounts are also reported in the “2010 Pension Benefits Table” and in the “2010 Non-Qualified Deferred Compensation Table” and are paid at retirement age.

(2)	These amounts are based on figures that include the estimated average aggregate incremental cost to AMR of providing the air travel described above to our named executive officers generally in 2010. For each named executive officer, we estimated these costs by using the average of the estimated annual incremental cost to AMR of providing this air travel for the named executive officers for the number of years of the named executive officer’s projected life expectancy (according to the mortality tables we used to determine the present value of his retirement benefits in the “2010 Pension Benefits Table”).

(3)	None of our named executive officers are parties to any agreements with us or AMR that contemplate a termination for good reason, so no amounts are shown for them in this column. Each would have been entitled to receive the amounts shown in the “Voluntary Separation” column had they terminated their employment with AMR for any reason on December 31, 2010.

Change In Control

As described above, if there is a change in control of AMR, the named executive officers are entitled to benefits under AMR’s long-term incentive plans, the Non-Qualified Plan, and AMR’s executive termination benefit agreements.

Under these plans and agreements, a change in control of AMR is deemed to occur if: (a) over a 12-month period, a third party or group acquires beneficial ownership of 30% or more of AMR’s common stock or the members of AMR’s Board of Directors (or their approved successors) no longer constitute a majority of the board; or (b) AMR’s stockholders approve a complete liquidation or dissolution of AMR. Also, a reorganization, merger or consolidation of AMR, or a sale or other disposition of all AMR’s assets, is considered a change in control, unless (1) AMR’s stockholders prior to the transaction hold at least 50% of the voting securities of the successor company, (2) no one person owns more than 30% of the successor company, and (3) the members of the AMR Board of Directors prior to the transaction constitute at least a majority of the board of the successor company. The event must also meet the change in control requirements under Section 409A of the Internal Revenue Code.

Under the terms of AMR’s long-term incentive plans and agreements, following a change in control all outstanding stock options and stock appreciation rights become immediately exercisable, all outstanding career equity and deferred shares vest, and all performance shares vest and will be paid at target levels (or 100%) of the original award. Also, Mr. Garton, Mr. Hutchinson and Mr. Hazy would receive a payment under the Non-Qualified Plan equal to the present value of the accrued annual retirement benefit to be paid to him under that plan. Mr. Hutchinson and Mr. Cleveland would receive a payment equal to their accrued account balance under the Non-Qualified Plan.

As described under “Compensation Discussion and Analysis — Post-Employment and Change in Control Benefits,” AMR’s executive termination benefit agreement with Mr. Garton has a double trigger. Termination benefits under that agreement are payable to Mr. Garton in the event of a change of control only if: (a) within two years following a change in control, AMR (or a successor) terminates Mr. Garton’s employment for any reason (other than his death, disability, felony conviction, or willful misconduct or dishonesty that materially harms AMR’s business or reputation); (b) within two years following a change in control, Mr. Garton terminates his employment for good reason; (c) Mr. Garton terminates his employment for any reason during the thirty days following the first anniversary of the change in control; or (d) Mr. Garton’s employment is terminated following the commencement of change in control discussions and the change of control occurs within 180 days after the termination. For purposes of these agreements, “good reason” includes the occurrence of any of the following after the change in control: (1) a failure to maintain Mr. Garton in a substantially equivalent position; (2) a significant adverse change in the nature or scope of Mr. Garton’s position; (3) a reduction in Mr. Garton’s salary or incentive compensation target or a reduction of his benefits; (4) a change in Mr. Garton’s employment circumstances, such as a change in responsibilities that hinder his ability to perform his duties; (5) the successor company breaches the agreement or does not assume AMR’s obligations under it; or (6) AMR relocates its headquarters or requires Mr. Garton to relocate more than 50 miles from AMR’s current location.

Under Mr. Garton’s executive termination benefit agreement with AMR, in the event of a change in control of AMR and termination of his employment in the situations described above, Mr. Garton would be entitled to the following additional benefits:

•	AMR would pay Mr. Garton a cash payment of three times the sum of his annual base salary and the target annual award paid under AMR’s incentive compensation plan (or the largest incentive award paid under that plan during the prior three years, if greater)

•	For three years following the termination of employment, AMR would provide all perquisites and benefits provided to Mr. Garton prior to the change in control, including health and welfare, insurance, and other perquisites and benefits described above

•	AMR would provide a one-time reimbursement for relocation expenses and outplacement services

•	AMR would provide Mr. Garton and his spouse or companion, and any dependent children unlimited personal air travel on American or Eagle in any available class of service until age 55. At age 55, AMR would provide the air travel perquisite it provided during his employment.

•	AMR would reimburse Mr. Garton for any excise taxes payable under Sections 280G and 4999 of the Internal Revenue Code as a result and any federal income, employment or excise taxes payable on the excise tax reimbursement

•	AMR would treat Mr. Garton as fully vested in his currently accrued benefits under the Retirement Benefit Plan and the Non-Qualified Plan. AMR would calculate benefits payable by AMR as economically equivalent to the benefit he would receive under the plans as though his compensation rate equaled the sum of his base pay and incentive pay and credit him with three additional years of service

•	AMR would pay Mr. Garton’s legal fees if there was a disagreement related to the agreement, and AMR would establish a trust to assure their payment

Eagle does not have any agreements with its named executive officers which pay compensation upon the occurrence of a Change in Control of Eagle.

The following table lists the estimated payments and values that would have been due to each named executive officer had a change in control of AMR occurred on December 31, 2010 and the named executive officer’s employment was terminated on that date.

		Value of	Value of
		Stock	Vesting of	Value of		Outplacement,	Gross-up
		Option/Stock	Non-	Vesting of	Value of	Relocation and	Payment	Total
		Appreciation	Performance-	Performance-	Additional	Continuing	for 280G	Change in
	Cash	Rights	Based Stock	Based Stock	Pension	Perquisites and	Excise	Control
	Severance	Vesting	Awards	Awards	Benefits	Benefits	Taxes	Benefits
Name	($)	($)	($)	($)	($)	($)	($)	($)

Garton	2,353,796	471,091	2,952,885	1,863,758	1,848,416	425,005	2,327,486	12,242,437
Hutchinson	0	98,329	500,274	389,111	0	0	0	1,029,827
Hazy	0	98,329	518,736	389,111	0	0	0	1,460,133
Cleveland	0	93,610	515,598	348,603	0	0	0	957,953
Soled	0	13,061	121,057	76,654	0	0	0	210,771

In the above table, we based the stock values on a price of $7.79 per share, which was the closing price of AMR’s common stock on December 31, 2010. The value of the additional pension benefits estimated in the table was determined using the same actuarial assumptions and mortality tables used to determine the present value of retirement benefits shown in the “2010 Pension Benefits Table.” These figures assume all payments are made at the time provided under Section 409A of the Internal Revenue Code.

Director Compensation

For 2010, all of the directors of Eagle were employees of American and none of the Eagle directors received compensation for their services as a director of Eagle. Once the independent directors for Eagle are nominated and elected, we anticipate that the Eagle Compensation Committee will determine the compensation to be paid by Eagle to independent directors for services as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our common stock are beneficially owned by AMR. After the distribution, AMR will not own any shares of our common stock. The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the distribution;

•	each executive officer named in the summary compensation table; and

•	all of our directors and executive officers following the distribution as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of AMR common stock on [•], 2011, giving effect to a distribution ratio of one share of our common stock for every [•] shares of AMR common stock held by such person.

To the extent our directors and executive officers own AMR common stock at the record date of the distribution, they will participate in the distribution on the same terms as other holders of AMR common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities they hold.

Immediately following the distribution, we estimate that [•] million shares of our common stock will be issued and outstanding, based on the number of shares of AMR common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the distribution will be determined on [•], 2011, the record date.

	Amount and Nature of	Percentage of
Name	Beneficial Ownership(1)	Class

Directors and Named Executive Officers:
Daniel P. Garton	[•]	[•]
John T. Hutchinson	[•]	[•]
G. George Hazy	[•]	[•]
Fred E. Cleveland	[•]	[•]
Kathleen A. Soled	[•]	[•]
All directors and named executive officers as a group ([•] persons)	[•]	[•]

(1)	This column includes shares under options exercisable on [•] and options that became exercisable within 60 days thereafter. Also includes shares under stock appreciation rights that are exercisable on [•] and shares under stock appreciation rights that became exercisable within 60 days thereafter. Each stock appreciation right is intended to be the economic equivalent of a share of common stock.

	Amount and Nature of	Percentage of
Name	Beneficial Ownership	Class

Principal Stockholders:

DESCRIPTION OF OUR CAPITAL STOCK

General

The following is a summary of information concerning our capital stock, including material provisions of our amended and restated certificate of incorporation and amended and restated by-laws, and certain provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated by-laws are included as exhibits to our Registration Statement on Form 10, of which this Information Statement is part.

Distribution of Securities

In the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the distribution, our authorized capital stock will consist of [•] million shares of common stock, par value $0.01 per share, and [•] million shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding.  Immediately following the distribution, we estimate that approximately [•] million shares of our common stock will be issued and outstanding, based on the number of shares of AMR common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding immediately following the distribution will depend on the actual number of shares of AMR common stock outstanding on the record date, and will reflect any issuance of new shares pursuant to AMR’s equity plans, including from exercises of stock options, in each case on or prior to the record date.

Dividends.  Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. Future dividends are dependent on our earnings, financial condition, cash flow and business requirements, as determined by our board of directors. We do not anticipate paying any dividends for the foreseeable future. All decisions regarding the payment of dividends by us will be made by our board of directors from time to time in accordance with applicable law. See “Dividend Policy.”

Voting Rights.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Voting rights of non-U.S. citizens are limited as described below under “— Limitation on Voting by Foreign Owners.”

Other Rights.  Subject to any preferential liquidation rights of holders of preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders. The holders of our common stock do not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Limitation on Voting by Foreign Owners.  Our amended and restated certificate of incorporation provides that shares of capital stock may not be voted by, or at the direction of, persons who are not citizens of the United States unless the shares are registered on a separate stock record. Under Federal law, no more than 25% of the voting stock of a United States airline such as our company may be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and the airline itself, as well as its president and at least two-thirds of its directors or other managing officers, must be U.S. citizens. For these purposes, “U.S. citizen” means:

•	an individual who is a citizen of the United States;

•	a partnership each of whose partners is an individual who is a citizen of the United States; or

•	a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States.

In addition, the U.S. Department of Transportation has broad authority to determine on a case-by-case basis whether an air carrier is effectively owned and controlled by U.S. citizens, and has indicated that the ownership of less than 50% of an air carrier’s total equity securities by non-U.S. citizens, taken alone, is not indicative of foreign control of the airline.

In order to comply with these rules, our amended and restated bylaws provide that no shares will be registered on the foreign stock record described above if the amount so registered would exceed the restrictions described above or adversely affect our operating certificates or authorities. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration.

5% Ownership Limitation.  To avoid a potential adverse effect on our ability to use the NOL carryover allocable to us for U.S. Federal income tax purposes, our amended and restated certificate of incorporation will contain a “5% Ownership Limitation,” which will prohibit certain transfers of our stock. The purpose of these transfer restrictions is to prevent a change of ownership from occurring within the meaning of Section 382 of the Internal Revenue Code (which ownership change would materially and adversely affect our ability to use the NOL carryover allocable to us from the AMR consolidated group). The 5% Ownership Limitation will be applicable to all stockholders except [•] and will remain in effect until the earlier to occur of (i) [•], 20[•], or such later date as may be approved by our board of directors, (ii) the repeal, amendment or modification of Section 382 of the Internal Revenue Code (and any comparable successor provision) in such a way as to render the restrictions imposed by Section 382 of the Internal Revenue Code no longer applicable to us, (iii) the beginning of our taxable year in which no available NOL carryovers remain, and (iv) the date on which the limitation amount imposed by Section 382 of the Internal Revenue Code would not be materially less than our remaining NOL carryovers. Even with the 5% Ownership Limitation, no assurance can be given that an ownership change will not occur, in which case the availability of our substantial NOL carryover and other U.S. Federal income tax attributes would be significantly limited.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and By-laws

Amended and Restated Certificate of Incorporation and By-laws

Certain provisions in our proposed amended and restated certificate of incorporation and amended and restated by-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

Blank Check Preferred Stock.  Our amended and restated certificate of incorporation will permit us to issue, without any further vote or action by the stockholders, up to [•] million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent.  Our amended and restated certificate of incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

Special Stockholder Meetings.  Under our proposed amended and restated by-laws, only our Chairman of the board, Chief Executive Officer, board of directors or any record holders of shares of our common stock representing at least [•]% of the outstanding shares of our common stock will be able to call a special meeting of stockholders. For a stockholder to call a special meeting, the stockholder must comply with the requirements set forth in our amended and restated by-laws, including giving notice to our secretary which notice must include the information described in “— Requirements for Advance Notification of Stockholder Nomination and Proposals” below.

Requirements for Advance Notification of Stockholder Nomination and Proposals.  Under our proposed amended and restated by-laws, stockholders of record will be able to nominate people for election to our board of directors or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the relevant meeting (or, in the case of annual meetings, prior to the first anniversary of the prior year’s annual meeting), and must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director (including a statement as to whether such nominee intends to tender, following their election as a director, an irrevocable offer of resignation effective upon such nominee’s failure to be re-elected and upon acceptance of such resignation by our board of directors), a brief description of any other business and the text of any proposal such stockholder proposes to bring before the meeting and the reason for bringing such proposal, and the name of each person with whom the stockholder is acting in concert with respect to Eagle or with whom such stockholder has any agreement, arrangement or understanding (whether written or oral) for the purpose of acquiring, holding, voting or disposing of our common stock or to cooperate in influencing the control of Eagle, including details of any such agreement, arrangement or understanding, all shares of our common stock that are beneficially owned or owned of record by such persons, any derivative securities owned by such persons or other similar arrangements with respect to shares of our common stock (including all economic terms), all transactions by such persons involving shares of our common stock or other derivatives or similar instruments entered into or consummated within 60 days prior to the date of such notice, and a representation as to whether any such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to our stockholders.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our amended and restated certificate of incorporation or our amended and restated by-laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted under Delaware law, no Eagle director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Our amended and restated by-laws will require indemnification, to the fullest extent permitted under Delaware law, of any person who is or was a director or officer of Eagle or any of its direct or indirect wholly-owned subsidiaries and who is or was a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Eagle or any direct or indirect wholly-owned subsidiary of Eagle, or is or was serving at the request of Eagle as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our amended and restated by-laws will provide that expenses incurred by or on behalf of a current or former director or officer in connection with defending any action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights to be provided in our amended and restated by-laws will not be exclusive of any other right to which people seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our amended and restated by-laws will authorize us to purchase and maintain insurance to protect any director, officer, employee or agent against claims and liabilities that such people may incur in such capacities.

Transfer Agent and Registrar

We have not yet determined who the transfer agent for our common stock will be, but we expect to do so prior to the distribution and we will provide further information in an amendment to this Information Statement.

[•] Listing

We intend to list our common stock on the [•] under the symbol “[•].”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to our company and our common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

Investor Relations
AMR Eagle Holding Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155
Telephone: 1-817-[•]-[•]

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of AMR Eagle Holding Corporation

We have audited the accompanying consolidated balance sheets of AMR Eagle Holding Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule on page F-21 of the financial statements. These consolidated financial statements and schedule are the responsibility of AMR Eagle Holding Corporation’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMR Eagle Holding Corporation at December 31, 2010 and 2009 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

ERNST & YOUNG LLP

Dallas, Texas
August 10, 2011 except for Footnote 12 as to which the date is September 26, 2011

AMR EAGLE HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(Unaudited)	(Unaudited)

Operating Revenues
Regional air services	$1,126,728	$934,012	$1,938,067	$1,808,207	$2,243,368
Ground handling services	165,000	162,329	327,914	309,081	306,536

Total operating revenues	1,291,728	1,096,341	2,265,981	2,117,288	2,549,904

Operating Expenses
Aircraft fuel	455,713	315,290	669,607	538,004	859,797
Wages, salaries and benefits	327,094	304,661	609,550	580,426	588,412
Maintenance, materials and repairs	138,632	129,856	264,846	255,198	254,798
Depreciation and amortization	84,471	74,314	153,251	149,689	184,044
Other rentals and landing fees	67,174	67,197	133,751	123,194	117,558
Passenger handling	75,162	64,145	132,526	128,152	166,683
Special charges	—	—	—	42,162	115,332
Flight equipment rentals	14,643	14,448	29,022	29,567	8,415
Other operating expenses	60,963	56,248	104,019	108,273	115,218

Total operating expenses	1,223,852	1,026,159	2,096,572	1,954,665	2,410,257

Operating income	67,876	70,182	169,409	162,623	139,647
Other Income (Expense)
Interest income from affiliates, net	733	459	1,221	5,458	19,190
Interest income	520	36	917	103	158
Interest expense	(51,625)	(49,396)	(99,497)	(111,230)	(124,778)
Other — net	(448)	(351)	(794)	(774)	(3,428)

	(50,820)	(49,252)	(98,153)	(106,443)	(108,858)

Income before income taxes	17,056	20,930	71,256	56,180	30,789
Income taxes	7,145	8,801	30,354	15,884	9,988

Net income	$9,911	$12,129	$40,902	$40,296	$20,801

The accompanying notes are an integral part of these financial statements.

AMR EAGLE HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	June 30,	December 31,
	2011	2010	2009
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$5,092	$2,974	$1,200
Receivables, less allowance for uncollectible accounts of $838, $756, and $446 as of June 30, 2011 and December 31, 2010 and 2009, respectively	9,697	9,626	9,314
Insurance receivables	1,583	2,032	9,417
Inventories, less allowance for excess and obsolescence of $43,533, $42,267, and $40,908 as of June 30, 2011 and December 31, 2010 and 2009, respectively	45,462	48,164	38,275
Deferred income taxes	14,878	20,241	18,440
Prepaid and other current assets	18,688	15,161	15,495

Total current assets	95,400	98,198	92,141
Equipment and Property
Aircraft and rotable spares, at cost	3,729,273	3,545,244	3,199,276
Less accumulated depreciation	1,180,716	1,101,854	961,104

	2,548,557	2,443,390	2,238,172
Purchase deposits for flight equipment	—	21,109	30,678
Other equipment and property, at cost	152,842	149,467	150,934
Less accumulated depreciation	124,819	122,072	119,471

	28,023	27,395	31,463
Equipment and Property Under Capital Leases
Ground equipment, at cost	676	1,450	1,088
Less accumulated depreciation	115	293	134

	561	1,157	954
Airport Operating Rights
Airport operating rights, at cost	67,872	67,872	67,872
Less accumulated amortization	56,438	55,065	52,320

	11,434	12,807	15,552
Other Assets
Deferred parts credits	2,878	647	2,808
Notes receivable	5,434	6,516	—
Debt issuance costs, net of amortization	7,376	7,146	5,836
Funds due from AMR affiliates	293,509	289,524	290,663
Other assets	9,263	8,548	8,149

Total other assets	318,460	312,381	307,456

Total Assets	$3,002,435	$2,916,437	$2,716,416

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Accounts payable	$62,537	$65,077	$67,423
Accrued salaries and wages	38,909	31,559	27,619
Accrued interest	16,508	16,962	18,131
Accrued workers’ compensation	24,059	22,943	22,814
Other accrued liabilities	41,569	38,806	46,287
Current maturities of long-term debt	279,717	262,935	233,066
Current obligations under capital lease	228	276	419

Total current liabilities	463,527	438,558	415,759
Long-term debt, less current maturities	1,909,474	1,848,975	1,741,124
Obligations under capital leases, less current obligations	153	276	223
Other Long-Term Liabilities and Credits
Deferred income taxes	228,354	228,354	197,576
Other liabilities	34,524	45,011	51,386

Total other long-term liabilities	262,878	273,365	248,962
Commitments and contingencies
Stockholder’s Equity
Common stock — $1 par value; 1,000 shares authorized, issued and outstanding	1	1	1
Additional paid-in capital	315,589	314,360	310,347
Retained earnings	50,813	40,902	—

Total stockholder’s equity	366,403	355,263	310,348

Total liabilities and stockholder’s equity	$3,002,435	$2,916,437	$2,716,416

The accompanying notes are an integral part of these financial statements.

AMR EAGLE HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(Unaudited)	(Unaudited)

Cash Flow From Operating Activities
Net Income	$9,911	$12,129	$40,902	$40,296	$20,801
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	84,471	74,314	153,251	149,689	184,044
Special charges	—	—	—	42,162	115,332
Amortization of debt discount	22,915	23,605	46,803	50,096	53,628
Share-based compensation expense	2,193	1,683	4,172	3,346	4,180
Deferred income taxes	5,363	7,258	28,977	17,882	4,081
Loss (gain) on disposal of equipment and property	4,196	(2,548)	632	13,409	690
Amortization of deferred gain on sales-leaseback of aircraft	(5,793)	(5,793)	(11,586)	(11,587)	(691)
Changes in operating assets and liabilities:
Decrease (increase) in receivables	664	10,090	8,954	(7,944)	480
Decrease (increase) in inventories	1,507	(3,116)	(8,064)	(1,358)	12,193
Increase (decrease) in accounts payable and accrued liabilities	8,236	6,309	(7,537)	13,117	(29,458)
Decrease in other liabilities	—	—	—	(610)	—
Decrease (increase) in prepaid and other assets	(5,622)	3,263	1,337	(1,064)	1,065
Other, net	(93)	(966)	(1,533)	834	2,868

Net cash provided by operating activities	127,948	126,228	256,308	308,268	369,213
Cash Flow From Investing Activities
Capital expenditures, including purchase deposits on flight equipment	(155,851)	(53,158)	(313,250)	(43,215)	(24,406)
Proceeds from sale of equipment and property	45	2,347	3,623	640	3,728
Notes receivable	829	—	—	—	—

Net cash used for investing activities	(154,977)	(50,811)	(309,627)	(42,575)	(20,678)
Cash Flow From Financing Activities
Proceeds from issuance of long-term debt	166,600	20,825	291,550	—	—
Payments on long-term debt	(132,346)	(115,647)	(236,985)	(226,121)	(219,442)
Payments on capital lease obligations	(158)	(215)	(452)	(340)	(106)
Stock-based transfers from affiliates	(964)	—	(159)	(633)	(2,727)
Tax benefit from exercise of common stock benefits	—	—	—	—	4,848
Dividend to affiliate	—	—	—	(650,000)	—
Funds transferred from (to) affiliates, net	(3,985)	20,827	1,139	610,057	(334,349)
Proceeds from sale leaseback transactions	—	—	—	—	203,500

Net cash provided by (used in) financing activities	29,147	(74,210)	55,093	(267,037)	(348,276)

Net increase (decrease) in cash and cash equivalents	2,118	1,207	1,774	(1,344)	259
Cash and cash equivalents at beginning of year	2,974	1,200	1,200	2,544	2,285

Cash and cash equivalents at end of year	$5,092	2,407	$2,974	$1,200	$2,544

Non-Cash Activities
Aircraft acquired under seller financing	$29,400	$—	$51,450	$—	$—
Notes receivable for sale of aircraft	—	—	8,000	—	—

The accompanying notes are an integral part of these financial statements.

AMR EAGLE HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
(In thousands)

		Additional	Retained
	Common	Paid-in	Earnings
	Stock	Capital	(Deficit)	Total

Balance at December 31, 2007	$1	$892,351	$2,733	$895,085
Net income	—	—	20,801	20,801
Share-based compensation	—	4,180	—	4,180
Stock-based transfer from affiliates	—	(2,727)	—	(2,727)
Tax benefit from stock transfer from affiliate, net	—	981	—	981

Balance at December 31, 2008	$1	$894,785	$23,534	$918,320
Net income	—	—	40,296	40,296
Dividend to affiliate	—	(586,170)	(63,830)	(650,000)
Share-based compensation	—	3,346	—	3,346
Stock-based transfer from affiliates	—	(633)	—	(633)
Tax benefit from stock transfer from affiliates, net	—	(981)	—	(981)

Balance at December 31, 2009	$1	$310,347	—	$310,348
Net income	—	—	40,902	40,902
Share-based compensation	—	4,172	—	4,172
Stock-based transfer from affiliates	—	(159)	—	(159)

Balance at December 31, 2010	$1	$314,360	$40,902	$355,263
Net income	—	—	9,911	9,911
Share-based compensation	—	2,193	—	2,193
Stock-based transfer from affiliates	—	(964)	—	(964)

Balance at June 30, 2011 (unaudited)	$1	$315,589	$50,813	$366,403

The accompanying notes are an integral part of these financial statements.

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of AMR Eagle Holding Corporation (AMR Eagle or the Company) and its wholly-owned subsidiaries, including its principal operating subsidiaries, American Eagle Airlines, Inc. (Eagle) and Executive Airlines, Inc. (Executive), with all intercompany transactions and balances having been eliminated. Both AMR Eagle and American Airlines, Inc. (American) are wholly-owned subsidiaries of AMR Corporation (AMR).

As of June 30, 2011, Eagle and Executive provide scheduled airline service on behalf of American, pursuant to an Air Services Agreement (the “Historical ASA”), to 182 destinations throughout the United States, Canada, Mexico, the Bahamas and the Caribbean. The Company also provides ground handling services to American and other airlines. AMR Eagle is economically dependent on American for substantially all of its operations and cash flows. See Note 2 Transactions with Affiliates.

In preparing the accompanying consolidated financial statements, the Company has reviewed, as determined by the Company’s management, events that have occurred after June 30, 2011, up until the issuance of the consolidated financial statements.

The financial statements for the years ended December 31, 2010, 2009, and 2008 and six months ended June 30, 2011 have been prepared using AMR’s historical basis in the assets and liabilities of the Company and are not indicative of AMR Eagle’s actual results of operations and financial position had the Company been a separate stand-alone entity during the periods presented.

In July 2011, AMR announced its intent to move forward with the divestiture of AMR Eagle. AMR currently expects the divestiture to take the form of a spin-off of AMR Eagle stock to AMR stockholders. See Note 12 Divestiture. These financial statements do not reflect the impact of this potential transaction.

The Company has entered into certain agreements and, prior to the spin-off, intends to enter into a Separation and Distribution Agreement and several other agreements with AMR and American. These agreements will govern the relationship between AMR Eagle and AMR and its affiliates up to and subsequent to the completion of the separation, provide for the transfer, assignment or reallocation between AMR Eagle and AMR and its affiliates of various assets and past and future liabilities and obligations and set forth the terms and conditions for the business and services conducted between AMR Eagle and its affiliates, on the one hand, and AMR and its affiliates, on the other hand, following the spin-off.

See Note 12 Divestiture.

Related Party Transactions

The Company has transactions with American and AMR that are recorded on a basis determined by the parties to approximate market rates. See Note 2 Transactions with Affiliates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments, which are readily convertible into cash and have maturities of three months or less when purchased.

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Receivables

Receivables primarily include notes and trade receivables stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company grants trade credit to certain approved customers and periodically analyzes its outstanding trade and notes receivables to assess the likelihood of collection. For balances where the Company does not expect full payment of amounts owed, the Company records an allowance to adjust the receivables to the Company’s best estimate of the amount it will ultimately collect. If balances are ultimately determined to be uncollectible, both the receivable and the related allowance are written off.

In 2009 the Company settled an approximate $9 million claim with its insurance provider related to aircraft damage that occurred in prior periods. This recovery was recorded as a reduction to Other operating expenses for the year ended December 31, 2009.

Inventories

Aircraft spare parts, supplies, and fuel are carried at average acquisition cost and are expensed when used in operations. Allowances for aircraft spare parts obsolescence are provided — over the estimated useful life of the related aircraft and engines — for spare parts expected to be on hand at the date aircraft are retired from service less a residual value. Allowances are also provided for spare parts currently identified as excess and obsolete. These allowances are based on management estimates, which are subject to change.

Maintenance and Repair Costs

Maintenance and repair costs for owned and leased flight equipment are charged to operating expense as incurred, except costs incurred for maintenance and repair under flight hour or cycle maintenance contract agreements, which are accrued based on contractual terms when an obligation exists, which occur when payment is made to the maintenance providers.

Airport Operating Rights

Airport operating rights represent the purchase price attributable to domestic airport take-off and landing slots acquired. These take-off and landing slots are used in operations provided to American under the Historical ASA, and American owns the related ground leases at these airport locations. These airport operating rights are being fully amortized on a straight-line basis over 25 years to a zero residual value. The Company recorded amortization expense related to these airport operating rights of approximately $2.7 million for each of the years ended December 31, 2010, 2009 and 2008 and $1.4 million for each of the six months ended June 30, 2011 and 2010.

The Company expects to record annual amortization expense of approximately $2.7 million in years 2011 through 2013 and $0.8 million, $0.5 million, and $3.4 million in years 2014, 2015, and thereafter, respectively, related to these intangible assets.

Equipment and Property

Equipment and property are stated at cost and depreciated using the straight-line method applied to each unit of property’s cost, except that major rotable parts, avionics and assemblies are depreciated on a group basis. Property and equipment acquired under capital leases are recorded at the lower of the present value of

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the future minimum lease payments or the fair value of the asset at the inception of the lease. The depreciable lives used for the principal depreciable asset classifications are:

Asset Class	Depreciable Life

Regional aircraft and engines	16 - 20 years
Aircraft modifications	3 - 5 years or remaining life of lease
Major rotable parts, avionics and assemblies	Life of equipment to which applicable
Buildings improvements	Lesser of 10 - 30 years or term of lease
Software	10 years
Furniture, fixtures and other equipment	3 - 10 years

Residual values for aircraft, engines, major rotable parts, avionics and assemblies are generally zero to 25%, except when guaranteed by a third party for a different amount. Fifty of the Company’s Embraer RJ-145 regional jets have a guaranteed residual value of 35% of the purchase price after 16 years.

The Company capitalizes interest on purchase deposits. The interest capitalized was approximately $2.7 million, $0.2 million and $0 for the years ended December 31, 2010, 2009 and 2008, respectively, and $0.3 million and $1.4 million for the six months ended June 30, 2011 and 2010, respectively, and was included as a reduction to Interest expense in the accompanying consolidated financial statements. Upon delivery of the aircraft, the capitalized interest was included in the aircraft acquisition cost.

The Company realized approximately $8.4 million, $0.6 million and $3.5 million in gains on sale of aircraft and ground equipment during the years ended December 31, 2010, 2009 and 2008, respectively, which was recorded as a reduction in Other operating expenses in the accompanying consolidated financial statements.

Notes Receivable

At June 30, 2011 and December 31, 2010, the Company had $7.6 million and $8.4 million, respectively, in secured notes receivable and accrued interest from the sale of certain aircraft and related aircraft parts including $5.4 million and $6.5 million, respectively, classified as non-current. These notes bear interest at 12% per annum with principal and accrued interest payable monthly and are scheduled to mature in 2014. The carrying amounts on these notes receivable reported in the consolidated financial statements approximate fair values.

Measurement of Asset Impairments

The Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired. An asset or group of assets are considered impaired when the undiscounted cash flows estimated to be generated by assets are less than the carrying amount of the assets and the net book value of the assets exceeds their estimated fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets, and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the assets will be used in the Company’s operations and estimated salvage values. Events that typically trigger an impairment assessment are revisions to the planned utilization of the Company’s aircraft. See Note 3 Special Charges.

Income Taxes

AMR Eagle, as a wholly-owned subsidiary of AMR, is included in AMR’s consolidated tax return. Under the terms of the tax sharing agreement with AMR, provision for income taxes has been computed on the basis that the Company files a separate consolidated income tax return with its subsidiaries, subject to certain

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interpretations as described in Note 8. All tax amounts are settled through intercompany accounts with AMR affiliates. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting carrying amounts of assets and liabilities and the income tax amounts.

Air Services and Ground Handling Revenues

Under the Historical ASA with American, which contains a one year term, the Company operates flights on behalf of American, which controls and is responsible for scheduling, pricing and managing seat inventories for these flights. American is entitled to all revenue associated with the operation of the aircraft and is responsible for all revenue-related expenses, including commissions, reservations and passenger ticket processing expenses. For the years ended December 31, 2010, 2009 and 2008 and the six months ended June 30, 2011 and 2010, the Company recognized $2.2 billion, $2.1 billion, $2.5 billion, $1.3 billion and $1.1 billion, respectively, in air services and ground handling revenues from American on Eagle and Executive flights. Additionally, in the years ended December 31, 2010, 2009 and 2008 and the six months ended June 30, 2011 and 2010, the Company recognized $9.2 million, $7.7 million, $6.4 million, $4.8 million and $4.7 million, respectively, in ground handling revenues from American for the ground handling services it provided on certain flights operated by American. These revenues from American accounted for approximately 99% of the Company’s total revenues for the years ended December 31, 2010, 2009 and 2008 and for the six months ended June 30, 2011 and 2010.

For the years ended December 31, 2010, 2009 and 2008 the Historical ASA provided for aircraft-specific rates based on aircraft days, block hours, flight hours, departures, and total days and station-specific rates for ground handling based on scheduled aircraft departures. Revenues are recognized when the services are provided.

Under the Historical ASA, some of our costs are reimbursed by American with no mark-up, referred to as “pass-through costs” and some costs are paid directly by American, referred to as “absorbed costs.” Because American reimburses us for pass-through costs our revenue increases by the amount of the pass-through costs. Because we pay for these pass-through costs, the costs are presented gross of the related revenues in the Consolidated Statements of Income. We have no financial obligation for absorbed costs and accordingly they are not reflected in the Consolidated Statements of Income. Costs considered controllable by us are not passed through to American and we bear the financial risk. Pass-through costs under the Historical ASA, which are not subject to margin, include jet fuel, into-plane fueling, insurance, landing fees, aircraft ownership and rent, air traffic control user fees, aircraft property taxes, and certain engine maintenance costs, while rent at hub stations are absorbed by American. For the year ended December 31, 2008, aircraft property taxes amounting to $6.6 million were included in the Company’s controllable costs and therefore excluded from the costs passed through to American. As of January 2009, certain passenger handling fees previously classified as pass-through or controllable are absorbed by American. The Company recognized $25.1 million in these fees in 2008.

The Historical ASA also allows for monthly controllable completion factor and on-time performance incentives. Revenues earned by the Company under these contractual terms are recognized when earned.

The Company has concluded that a component of its revenue under the Historical ASA with American is rental income, inasmuch as the Historical ASA identifies the “right of use” of all of the Company’s aircraft over the time of the existing Historical ASA. The amount deemed to be rental income included in Regional air services revenue for the years ended December 31, 2010, 2009 and 2008 was approximately $279.4 million, $283.7 million, and $296.8 million, respectively, and $148.4 million and $137.3 million for the six months ended June 30, 2011 and 2010, respectively.

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Transactions with Affiliates

The Company has significant transactions with affiliates that are recorded on a basis determined by the parties which are considered to approximate market rates. Our transactions with affiliates will be substantially different following the potential divestiture, which is further discussed in Note 12 Divestiture.

In December 2008, the Company sold 39 Super ATR regional aircraft to a third party in sale leaseback transactions. American leases the regional aircraft from the third party (guaranteed by AMR) and in turn, subleases these aircraft to the Company for operation. The gain recognized as a result of the sale leaseback transactions is being deferred by the Company and amortized over the respective remaining lease terms. As of June 30, 2011, December 31, 2010 and 2009, the Company had $32.5 million, $38.3 million, and $49.9 million, respectively, in associated deferred gains included in Other liabilities to be recognized in future periods. The amortization of the gain for the years ended December 31, 2010, 2009 and 2008 was approximately $11.6 million, $11.6 million, and $0.7 million, respectively, and $5.8 million for each of the six months ended June 30, 2011 and 2010, which was recorded as a reduction to Flight equipment rentals. These gains are not included in aircraft ownership costs for purposes of determining the related pass-through revenue. Flight equipment rentals paid to American were $40.5 million, $40.5 million, and $2.5 million for the years ended December 31, 2010, 2009 and 2008, respectively, and $20.3 million for each of the six months ended June 30, 2011 and 2010.

The Company leases or subleases facilities at public airports from American or the municipalities or agencies owning such airports. See Note 5 Leases.

Included in Other operating expenses are certain costs which are allocated by AMR between the Company and American including principally, hull and liability insurance, and data processing fees. Also included are charges for management services provided by American to the Company. During the years ended December 31, 2010, 2009 and 2008, these fees totaled approximately $15.4 million, $14.7 million, and $14.9 million, respectively, and $7.7 million for each of the six months ended June 30, 2011 and 2010.

American manages a derivative portfolio used to hedge volatility in fuel prices, and allocates AMR Eagle a portion of the results of the fuel hedging. Amounts allocated for hedging net gains (losses) were ($15.1) million, ($59.9) million, and $36.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, and $27.3 million and ($12.3) million for six months ended June 30, 2011 and 2010, respectively.

Certain Company employees participate in AMR’s stock-based compensation plans as described in Note 9. Certain Company employees are covered by American’s employee benefit plans as discussed in Note 10.

American provides a treasury function for the Company and other AMR affiliates. Substantially all of the cash generated by the Company from its contracts with American is held by American, which in turn funds the Company’s disbursements, resulting in a net receivable or payable with American. Transactions between the Company and other AMR affiliates are also settled through this intercompany account. In December 2009, AMR Eagle transferred $650 million in Funds due from AMR affiliates to AMR in the form of a dividend payment.

The balance in Funds due from AMR affiliates was $289.5 million at December 31, 2010 and $293.5 million at June 30, 2011 and is recoverable from the AMR affiliates on an as needed basis. Interest is earned or charged on our Funds due from AMR affiliates at the rate of return American earns on its short-term investment portfolio and is included in Interest income from affiliates, net on the Consolidated Statements of Income.

In 2008, as a part of the Historical ASA, the interest income earned from AMR affiliates was passed back to American and was recognized as a $13.0 million reduction to Regional air services revenues. In addition, AMR and American have issued guarantees securing substantially all of AMR Eagle’s debt.

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Special Charges

As a result of the weak economic environment, high fuel prices and the Company’s restructuring activities, including its capacity reductions, the Company has incurred special charges related to aircraft, employee reductions and certain other charges during the last few years.

Aircraft Charges

In May 2008, American announced capacity reductions due to unprecedented high fuel costs for American and other challenges facing the industry, which resulted in reduced flying for AMR Eagle at that time. In connection with the 2008 capacity reduction announcement, and the resulting impact in the utilization of the Company’s aircraft, the Company concluded that a triggering event had occurred requiring that fixed assets be tested for impairment. As a result of this test, the Company concluded the carrying values of 39 of its Embraer RJ-135 aircraft were no longer recoverable. Consequently, during 2008, the Company recorded an impairment charge of $113.5 million to write these aircraft down to their estimated fair value.

In 2008, included in the charge for the Embraer RJ-135 fleet were write downs on 39 aircraft, of which 19 were considered held for sale as of December 31, 2008. All other fleet types were tested for impairment but were concluded to be recoverable with projected undiscounted cash flows. The Company utilized recent external appraisals of its fleet, a published aircraft pricing survey, recent sales of similar aircraft, and the value of the underlying engines in determining fair value.

In the fourth quarter of 2009, due to the continuing severe downturn in the global economy and weakness in the regional jet aircraft market, the Company determined that its plan to sell certain of its Embraer RJ-135 aircraft was no longer feasible at the amount for which these aircraft had been valued. Consequently, the Company reclassified these aircraft from held for sale to held for use, tested them for impairment and concluded the carrying values of certain of its Embraer RJ-135 aircraft were no longer recoverable. Therefore, during the fourth quarter of 2009, the Company recorded an impairment charge of $42.2 million to write these aircraft down to their estimated fair values. In addition, these aircraft resumed depreciation prospectively. In determining the fair values of these aircraft, the Company considered recent sales of similar aircraft, and the value of the underlying engines. No portion of the impairment charge will result in future cash expenditures.

Aircraft and related equipment impairment charges are passed through to American and amounted to $0, $42.2 million and $113.5 million in regional air services revenue in the years ended December 31, 2010, 2009 and 2008, respectively. There were no aircraft related special charges passed through to American for each of the six months ended June 30, 2011 and 2010.

Employee Charges

In conjunction with the capacity reductions announced in May 2008, the Company reduced its workforce. The reduction was accomplished through various measures, including voluntary programs, part-time work schedules, furloughs in accordance with collective bargaining agreements, and other reductions. As a result of this workforce reduction, the Company incurred employee charges of approximately $2.7 million for severance related costs, which were paid in full as of December 31, 2008.

Other Charges

Aircraft and employee related special charges in the year ended December 31, 2008 were offset by $0.9 million in modifications to facilities and storage charges.

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Commitments and Contingencies

The Company is, and may from time to time, become involved in environmental matters, including the investigation and/or remediation of environmental conditions at properties currently or previously used by the Company. In addition, the Company is subject to various lawsuits and claims, including regulatory fines and matters, arising out of the normal course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty, management does not believe the ultimate disposition of these claims, litigation, and environmental matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

The Company is subject to regulation by the FAA over flying operations, generally including establishing standards for personnel, aircraft and certain security measures. In 2008, the FAA conducted inspections in various Eagle stations and noted several discrepancies relating to the electronic weight and balance system and landing gear doors. The FAA sent notices to the Company and proposed fines totaling $5.4 million. The Company has accrued amounts for these fines and other contingencies at amounts that are probable and reasonably estimable of payment.

In May 2011, several flights operated by the Company at Chicago O’Hare International Airport violated the three hour rule relating to tarmac delays on a day when thunderstorms led to hundreds of cancelled flights. Pursuant to Department of Transportation (DOT) regulations, the DOT has the authority to impose a fine against the Company for this violation. However, it has not done so to date. The Company intends to contest any significant fine imposed by the DOT. Based on certain interpretations of the regulations, the maximum amount of the fine and related legal proceedings could have a material adverse impact to the Company. Based on the information to date, the Company has not recorded any reserve for this exposure as of June 30, 2011. As further described in Note 12, as a condition to the proposed divestiture of AMR Eagle, American would agree to indemnify the Company for certain matters that occurred prior to the divestiture, including any DOT fines.

American provides retiree benefits under various defined benefit pension plans. Under federal law, certain obligations associated with American’s defined benefit plans extend jointly and severally to all entities within the AMR controlled group, including the Company. American’s defined benefit plans were not fully funded as of December 31, 2010, but were funded in compliance with the applicable requirements. These controlled group obligations include the obligation to satisfy the plans’ annual minimum funding requirements, which were fully satisfied as of December 31, 2010. In addition, the Company expects that American will meet its minimum funding obligations for 2011. Upon the completion of the anticipated divestiture discussed in Note 12, we no longer expect to be joint and severally liable for these obligations.

5.	Leases

AMR Eagle leases and subleases various types of equipment and property, including a limited number of aircraft and airport facilities. The Company’s ground equipment leases include a fixed price purchase option that allows AMR Eagle to purchase the equipment at a predetermined price on a specified date.

During the year ended December 31, 2010, the Company operated 39 Super ATR aircraft under operating leases with American.

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The future minimum lease payments required under capital leases, together with the present value of such payments, and the future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2011, were (in thousands):

	Capital Leases	Operating Leases
	Ground		Non-
	Equipment	Aircraft	Aircraft

Six months ending December 31, 2011	$134	$20,250	$5,693
Year ending December 31,
2012	215	40,465	9,636
2013	67	35,010	7,380
2014	33	25,647	6,509
2015	—	11,614	4,179
2016 and subsequent	—	—	2,157

	449	$132,986	$35,554

Less amount representing interest	68

Present value of net minimum lease payments	$381

Amortization expense of assets recorded under capital leases, included in depreciation and amortization in the Consolidated Statements of Income, totaled $0.2 million, $0.1 million, and $0 for the years ended December 31, 2010, 2009 and 2008, respectively, and $0.1 million for each of the six months ended June 30, 2011 and 2010. Rent expense, excluding landing fees and gain amortization, amounted to approximately $83.6 million, $80.4 million, and $52.9 million for years ended December 31, 2010, 2009 and 2008, respectively, and $45.4 million and $41.4 million for each of the six months ended June 30, 2011 and 2010, respectively; including $47.1 million, $46.5 million and $9.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, and $23.8 million and $23.4 million for the six months ended June 30, 2011 and 2010, respectively, associated with property leased from American.

6.	Indebtedness

Long-term debt consisted of (in thousands):

	June 30,	December 31,
	2011	2010	2009

Secured fixed rate aircraft indebtedness due through 2021, less discount of $194,816 and $240,996 at December 31, 2010 and 2009, respectively, and $173,321 at June 30, 2011 (effective rates from 4.25% - 7.50% at June 30, 2011)	$1,542,475	$1,634,090	$1,809,531
Secured variable rate aircraft indebtedness due through 2022, less discount of $14,476 and $0 at December 31, 2010 and 2009, respectively, and $22,343 and at June 30, 2011 (effective rates from 2.24675% — 3.0525% at June 30, 2011)	646,716	477,820	164,659

	2,189,191	2,111,910	1,974,190
Less current maturities	279,717	262,935	233,066

Long-term debt, less current maturities	$1,909,474	$1,848,975	$1,741,124

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maturities of long-term debt for the next five years are: six months ending December 31, 2011 — $138.7 million; 2012 — $284.3 million; 2013 — $293.8 million; 2014 — $301.8 million; 2015 — $283.6 million.

The Company’s aircraft financing agreements are secured by the related aircraft and certain other assets and have effective interest rates, which are fixed or variable based on LIBOR plus a spread, and mature over various periods of time through 2022. As AMR Eagle entered into aircraft financing agreements for the purchase of certain Embraer and CRJ aircraft at interest rates below market rates, these aircraft are capitalized at the present value of the future debt payments, and the resulting debt discount is amortized over the life of the note. The effective interest rate used to determine the discount amount was based on market rate spreads for similar arrangements when the financing agreements were entered into.

Aircraft indebtedness is secured by aircraft having a net book value of approximately $2.4 billion, $2.3 billion, and $2.0 billion as of June 30, 2011 and December 31, 2010 and 2009, respectively. Prior to the spin-off, all of the Company’s jet aircraft and certain intercompany receivables owed to the Company by American will be transferred to American. In consideration for the transfer of the jet aircraft by the Company to American, American will take the jet aircraft subject to, and the Company will be released from, indebtedness related to the aircraft, on which AMR is already the guarantor. See Note 12 Divestiture.

As of December 31, 2010, AMR and American have issued guarantees covering approximately $216.3 million of AMR Eagle’s secured debt, and AMR has issued guarantees covering an additional $2.1 billion of AMR Eagle’s secured debt. As of June 30, 2011, AMR and American have issued guarantees covering approximately $193.2 million of AMR Eagle’s secured debt, and AMR has issued guarantees covering an additional $2.2 billion of AMR Eagle’s secured debt. AMR also guarantees $125.3 million of American’s leases of certain Super ATR aircraft, which are subleased to AMR Eagle.

Cash payments for interest were approximately $56.4 million, $63.8 million, and $73.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, and $29.4 million and $28.3 million for the six months ended June 30, 2011 and 2010, respectively.

7.	Fair Values of Financial Instruments

The fair values of the Company’s long-term debt were estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts and estimated fair values of the Company’s long-term debt, including current maturities, were (in thousands):

	June 30,		December 31,
	2011	2011	2010		2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value

Secured variable and fixed rate indebtedness	$2,189,191	$1,911,895	$2,111,910	$1,654,900	$1,974,190	$1,217,600

8.	Income Taxes

AMR Eagle, as a wholly-owned subsidiary of AMR, is included in AMR’s consolidated tax return. Under the terms of AMR Eagle’s tax sharing agreement with AMR, AMR Eagle’s provision for income taxes has been computed on the basis that AMR Eagle files separate consolidated income tax returns with its subsidiaries.

Accrued interest on tax positions is recorded as a component of interest expense but was not significant at December 31, 2010.

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s 2004 through 2010 tax years are still subject to examination. Various state and foreign jurisdiction tax years remain open to examination as well, although the Company believes that the effect of any additional assessment(s) will be immaterial to its consolidated financial statements.

The significant components of the income tax expense were (in thousands):

	Year Ended December 31,
	2010	2009	2008

Current	$1,377	$(1,998)	$5,907
Deferred	28,977	17,882	4,081

	$30,354	$15,884	$9,988

The income tax expense includes a federal income tax provision of $26.9 million, $27.2 million, and $14.9 million for the years ended December 31, 2010, 2009, and 2008, respectively, and a state and foreign income tax provision of $3.5 million, $(11.3) million, and $(4.9) million for the years ended December 31, 2010, 2009, and 2008, respectively.

The Company’s effective tax rate for each of the six month periods ended June 30, 2011 and 2010 was 42%. This rate differed from the statutory rate primarily due to state taxes and the impact of non-deductible expenses, primarily crew meal expenses.

The income tax expense or benefit differed from amounts computed at the statutory federal income tax rate as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008

Statutory income tax expense	$25,090	$19,663	$10,776
State and foreign income tax expense (benefit), net of federal tax effect	3,569	(8,477)	(257)
Meal expense	1,266	1,110	1,538
Stock-based compensation	1,289	491	—
Penalties	460	1,995	877
Valuation allowance	(1,320)	1,102	(2,946)

Income tax expense	$30,354	$15,884	$9,988

The total increase (decrease) in AMR Eagle’s valuation allowance in the years ended December 31, 2010, 2009 and 2008 is related to the expiration of state net operating losses net of increases of valuation allowance on additional state and foreign net operating losses.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of its deferred tax assets will not be realized. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities) during the periods in which those temporary differences will become deductible.

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of AMR Eagle’s deferred tax assets and liabilities were (in thousands):

	December 31,
	2010	2009

Deferred tax assets:
Accrued liabilities	$18,486	$18,000
Inventory	12,466	11,950
Operating loss carryforwards	556,187	586,578
Other	18,468	22,776

Total deferred tax assets	605,607	639,304
Valuation allowance	(6,152)	(7,471)

Net deferred tax assets	599,455	631,833

Deferred tax liabilities:
Accelerated depreciation and amortization	(800,874)	(802,754)
Other	(6,694)	(8,215)

Total deferred tax liabilities	(807,568)	(810,969)

Net deferred tax liability	$(208,113)	$(179,136)

Under the Company’s tax sharing agreement with AMR, at December 31, 2010, the Company had available for federal income tax purposes a federal net operating loss of approximately $1.5 billion for regular tax purposes, which will expire, if unused, beginning in 2015. These net operating losses include an unrealized benefit of approximately $18.0 million related to share-based compensation that will be recorded to equity when realized. The Company had available for state income tax purposes net operating losses of $747.0 million, which expire, if unused, in 2011 through 2027. The amount that will expire in 2011 is $5.1 million.

Cash payments for income taxes were $1.9 million, $5.7 million, and $3.1 million for the years ended December 31, 2010, 2009, and 2008, respectively.

The amount of net operating losses available to the Company if deconsolidated from AMR, would be significantly reduced. See Note 12 Divestiture.

9.	Share-Based Compensation

The Company’s employees participate in AMR’s three stock-based compensation plans: the 1998 Long Term Incentive Plan, the 2003 Employee Stock Incentive Plan and the 2009 Long Term Incentive Plan. Under these plans, officers and key employees of AMR’s subsidiaries may be granted certain types of stock and/or performance based awards. Based upon the Company’s participation percentage at the beginning of each year, the Company is allocated a percentage of AMR’s annual share-based compensation expense.

AMR accounts for its share-based compensation as either a liability award or an equity award based on its intent to settle the award in stock or cash considering whether there are adequate shares available. The Company allocates its share-based compensation expense consistent with the assessment at AMR.

The total charge for share-based compensation expense included in Wages, salaries and benefits was approximately $4.1 million, $4.2 million, and $4.1 million for the years ended December 31, 2010, 2009, and 2008, respectively, and approximately $2.8 million and $1.6 million for the six months ended June 30, 2011 and 2010, respectively. Of this amount, $0.9 million for the year ended December 31, 2009 and $0.6 million for the six months ended June 30, 2011 was accounted for as a liability award, respectively. In the other

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

periods this amount was not significant. As of June 30, 2011, the Company’s employees held performance shares, deferred shares, stock options or stock appreciation rights issued under AMR’s various share-based compensation plans, representing approximately 3.2 million shares of AMR common stock.

10.	Retirement Benefits

AMR Eagle participates in the $uper $aver 401(k) Plan (the “Plan”), a 401(k) plan for employees of participating AMR subsidiaries. The Company and its subsidiaries make matching contributions for their eligible participants ranging from 50% to 100% of the voluntary employee contributions up to 8% of the employee’s eligible compensation, depending upon seniority. The Company’s contribution expense under this Plan, which is included in Wages, salaries and benefits, was $16.5 million, $15.2 million, and $15.4 million in the years ended December 31, 2010, 2009 and 2008, respectively, and $8.4 million and $7.8 million for the six month periods ended June 30, 2011 and 2010, respectively. In 2011, AMR Eagle created and began administering a separate, independent 401(k) plan for its employees with existing employee Plan balances transferred into the new plan at the time of conversion.

11.	Segment Reporting

Accounting Standards Codification (ASC) Topic 280, “Segment Reporting,” requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by a company’s chief operating decision maker in deciding the allocation of resources and assessing performance. Prior to 2010, AMR Eagle considered its operations as one segment.

For the purposes of allocating resources and making strategic decisions, the chief operating decision maker reviews separate financial information for regional air services and ground handling services. Asset information is not reviewed on a segment basis. Corporate overhead costs incurred by the Company are allocated to the operating costs of each segment.

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following represents the Company’s segment data for the six months ended June 30, 2011 and years ended December 31, 2010, 2009 and 2008 (in thousands).

		Ground
	Regional Air	Handling
	Services(2)	Services(3)	AMR Eagle

Six Months Ended June 30, 2011
Operating revenues	$1,126,728	$165,000	$1,291,728
Total expenses(1)	1,118,105	156,567	1,274,672

Income before income taxes	$8,623	$8,433	$17,056

Year Ended December 31, 2010
Operating revenues	$1,938,067	$327,914	$2,265,981
Total expenses(1)	1,897,931	296,794	2,194,725

Income before income taxes	$40,136	$31,120	$71,256

Six Months Ended June 30, 2010
Operating revenues	$934,012	$162,329	$1,096,341
Total expenses(1)	927,143	148,268	1,075,411

Income before income taxes	$6,869	$14,061	$20,930

Year Ended December 31, 2009
Operating revenues	$1,808,207	$309,081	$2,117,288
Total expenses(1)	1,771,337	289,771	2,061,108

Income before income taxes	$36,870	$19,310	$56,180

Year Ended December 31, 2008
Operating revenues	$2,243,368	$306,536	$2,549,904
Total expenses(1)	2,220,864	298,251	2,519,115

Income before income taxes	$22,504	$8,285	$30,789

(1)	Total expenses include Total operating expenses and Other income (expense).

(2)	Regional air services for the year ended December 31, 2008 include $16.6 million in passenger handling fees that were passed-through to American. These costs were absorbed by American in the years ended December 31, 2010 and 2009 and therefore reduced both our revenues and expenses.

(3)	Ground handling services for the year ended December 31, 2008 includes $8.5 million in passenger handling fees that were controllable costs by us. These costs were absorbed by American in the years ended December 31, 2010 and 2009, and therefore reduced both our revenues and expenses.

12.	Divestiture

In July 2011, AMR announced its intent to move forward with the divestiture of AMR Eagle. AMR currently expects the divestiture to take the form of a spin-off of AMR Eagle stock to AMR stockholders. The Company has entered into a Master Purchase Agreement and Air Services Agreement with American and, prior to the spin-off, the Company will enter into a Separation and Distribution Agreement and additional agreements with AMR and American. These agreements will govern the relationship between AMR Eagle and AMR and its affiliates up to and subsequent to the completion of the separation, provide for the transfer, assignment or reallocation of assets and past and future liabilities and obligations between AMR Eagle and AMR and its affiliates, and set forth the terms and conditions for the business and services conducted between AMR Eagle and its affiliates, on the one hand, and AMR and its affiliates, on the other hand, following the spin-off.

AMR EAGLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

These agreements will impact the Company’s historical financial statements as summarized below:

•	On August 31, 2011, the Company entered into a Master Purchase Agreement with American, which sets forth the terms of the transfer of all of the Company’s jet aircraft, certain intercompany receivables and certain other assets to American prior to the spin-off. In consideration for the transfer of the jet aircraft by the Company to American, American will take the jet aircraft subject to, and the Company will be released from, indebtedness related to the aircraft, on which AMR is already the guarantor. Regional jet aircraft ownership would no longer impact the Company’s revenues and expenses, nor would the Company bear debt service costs.

•	On August 31, 2011, the Company entered into the Air Services Agreement with American. For periods prior to December 1, 2011, the Air Services Agreement contains terms similar to the Historical ASA and, following December 1, 2011, will contain additional terms which will govern the Company’s regional flight operations with American following the spin-off, including rates charged for each aircraft type per block hour, per flight hour, per aircraft per day, per departure and for each day the agreement is in effect during the month and will identify costs as pass-through to American, absorbed by American, or controllable by the Company. The most significant change in pass-through expense will be fuel, which will become an absorbed expense and have a corresponding reduction to the Company’s revenues and expenses.

•	The Ground Handling Agreement with American will govern the ground handling services the Company provides for American including the rates charged per handled departure on an airport-by-airport basis and the airports at which the Company will provide such services.

•	The Separation and Distribution Agreement with AMR will contemplate (i) the recapitalization so that the number of outstanding shares of AMR Eagle’s common stock will be equal to the number of shares to be distributed by AMR in the distribution; (ii) certain payables aggregating approximately $135 million at June 30, 2011, will be retained by the Company, but American or AMR will agree to be responsible for, and the Company will be released from, certain other payables, workers’ compensation liabilities and accrued interest (totaling approximately $50 million at June 30, 2011) that the Company previously incurred on their behalf; (iii) any intercompany payables and receivables that have not been previously settled will be settled; (iv) a capital contribution from AMR to AMR Eagle currently contemplated to be approximately $50 million in cash; and (v) a revolving credit facility from American.

•	The Employee Matters Agreement with AMR will provide for the transfer of employees between AMR or American and AMR Eagle and the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which AMR Eagle’s employees participate.

•	The Transition Services Agreement and Information Technology Transition Services Agreement with American will provide for certain information technology and administrative support services to the Company by American.

The Company will continue to be part of the AMR consolidated Federal income tax group until the potential divestiture. As of June 30, 2011, the Company had a Federal net operating loss of approximately $1.5 billion, the majority of which will be utilized in connection with the transfer of the Company’s jet aircraft to American discussed above. In connection with the spin-off, AMR will allocate approximately $800 million in net operating loss carryforwards, prior to consideration of any valuation allowance, to the Company. Additionally, pursuant to a Tax Matters Agreement, AMR will indemnify the Company for certain tax liabilities that existed prior to the divestiture to the extent not attributable to the Company’s liabilities, and would also indemnify the Company against tax liabilities attributable to the Company and resulting from audit adjustments for taxable periods during which the Company was a member of the AMR consolidated group.

Consummation of a divestiture is subject to AMR’s Board of Directors approval and satisfaction or waiver by AMR of a number of conditions.

AMR Eagle Holding Corporation

Schedule II — Valuation and Qualifying Accounts and Reserves

		Changes
		Charged to		Sales,
	Balance at	Statement of	Write-offs	Retirements	Balance
	Beginning	Operations	(Net of	and	at End of
	of Year	Accounts	Recoveries)	Transfers	Year

Year ended December 31, 2010
Allowance for obsolescence of inventories	$40,908	$1,961	$699	$(1,301)	$42,267
Year ended December 31, 2009
Allowance for obsolescence of inventories	$50,225	$2,185	$(611)	$(10,891)	$40,908
Year ended December 31, 2008
Allowance for obsolescence of inventories	$50,981	$3,836	$(2,912)	$(1,680)	$50,225